P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

201 County Court Blvd., Suite 401
Brampton, Ontario
L6W 4L2

Tel: 905-595-0575
Fax: 905-595-0578
www.peconsulting.ca

# TECHNICAL REPORT, UPDATED MINERAL RESOURCE ESTIMATE AND PRELIMINARY ECONOMIC ASSESSMENT ON THE EAU CLAIRE GOLD DEPOSIT, CLEARWATER PROPERTY, QUÉBEC, CANADA

**UTM NAD83 18U 444,200 m E; 5,785,400 m N**
**LATITUDE 52° 13' N, LONGITUDE 75° 49' W**

**FOR**
**EASTMAIN RESOURCES INC.**
**2400 – 120 Adelaide Street West**
**Toronto, ON**
**M5H 1T1**

**NI-43-101 & 43-101F1**
**TECHNICAL REPORT**

| Qualified Person | Company |
|---|---|
| Eugene Puritch, P.Eng., FEC, CET | P&E Mining Consultants Inc. |
| Antoine Yassa, P.Geo. | P&E Mining Consultants Inc. |
| Andrew Bradfield, P.Eng. | P&E Mining Consultants Inc. |
| Allan Armitage, Ph.D., P.Geo. | SGS Canada Inc. |

**P&E Mining Consultants Inc.**
**Report 339**
**Effective Date: February 4, 2018**
**Signing Date: July 3, 2018**

**TABLE OF CONTENTS**

## LIST OF FIGURES

**LIST OF TABLES**

# 1.0 SUMMARY

The following report was prepared to provide a National Instrument ("NI") 43-101 Technical Report, Mineral Resource Update and Preliminary Economic Assessment ("PEA") for the Eau Claire Gold Deposit ("the Deposit"), located approximately 350 km north-west of Chibougamau Québec, Canada that is 100% owned by Eastmain Resources Inc. ("Eastmain" or "the Company"). The Deposit is located at UTM NAD83 18U 444,200 m E; 5,785,400 m N or 52° 13' North latitude and 75° 49' West longitude. Eastmain's claims that host the Eau Claire Gold Deposit and surrounding area are referred to as the Clearwater Property ("the Property" or "the Project").

SGS Canada Inc. ("SGS") completed an updated Mineral Resource Estimate for the Eau Claire Gold Deposit. P&E Mining Consultants Inc. ("P&E") completed this PEA based on the updated Mineral Resource Estimate. The reporting of the updated Mineral Resource Estimate complies with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated Mineral Resource is consistent with CIM Definition Standards - For Mineral Resources and Mineral Reserves.

## 1.1 PROPERTY DESCRIPTION, LOCATION, ACCESS, AND PHYSIOGRAPHY

The Deposit is located in the province of Québec, approximately 800 km north of Montréal and 350 km north-west of Chibougamau. The Deposit is readily accessible by road along the Route du Nord extending from Chibougamau onto the village of Nemiscau and via Hydro Québec's Eastmain 1 road network.

The Project is located north of the 52$^{nd}$ parallel (52°N) and as such is subject to the provisions of the James Bay and Northern Québec Agreement (1975), and the Paix des Braves Agreement (2002). The Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap lines held by Mr. Ted Moses (tallyman), and on Category II and III lands, as established under the James Bay and Northern Québec Agreement.

The Project is 100% owned by Eastmain and comprises 385 contiguous claims with a total area of 20,068 hectares.

## 1.2 HISTORY

Exploration on the Property dates back to the early 1970s when SEREM Québec Inc. ("SEREM") and Société de développement de la Baie-James ("SDBJ") completed airborne electromagnetic surveys and limited core drilling in search for volcanogenic massive base metal sulphide deposits. From 1984 to 1989, Westmin Resources Ltd. and Eastmain initiated a comprehensive gold and base metal exploration program covering the former Eastmain Greenstone Belt, including the drilling of 54 core boreholes (5,922 m) from 1987 to 1989, which resulted in the discovery of a number of gold-bearing quartz-tourmaline veins. The presence of these veins (including veins currently known as VEIN B, C, D, F and G) demonstrated continuity in three dimensions within the upper portion of the Deposit. This was followed by exploration work managed by SOQUEM from 1996 to 2001, which included the additional drilling of 95

core boreholes (19,639 m) on the Property. In 2002, SOQUEM reported an Indicated Mineral Resource of 258,678 ounces of gold contained within 972,900 tonnes grading 8.27 g/t Au (9.62 g/t Au uncut), and an Inferred Mineral Resource of 60,233 ounces of gold contained within 508,665 tonnes grading 3.68 g/t Au (3.79 g/t Au uncut). These Mineral Resources are considered historical in nature and have been superseded by the Mineral Resource Estimate reported in this Technical Report.

In 2002, Eastmain became the sole operator of the Project and has been actively exploring since. Up to the end of 2017, Eastmain has completed multi-staged exploration programs including high definition airborne geophysical surveys, ground geophysical surveys, soil geochemical sampling, prospecting, geological mapping, and extensive core drilling, including 716 boreholes for a total of 242,965 m.

The Deposit is contained within the La Grande volcano-plutonic Subprovince (2,752 to 2,696 Ma) of the Superior Province approximately 30 km south of the contact with the metasedimentary Opinaca Subprovince (2700 to 2648 Ma). Portions of the La Grande Subprovince were formerly referred to as the Eastmain Greenstone Belt. Depending on the literature, the Eastmain Greenstone Belt has retained its title as a distinct greenstone belt lying within the La Grande Subprovince.

## 1.3 GEOLOGY, MINERALIZATION AND DEPOSIT TYPE

The Deposit is located on the south limb of an antiform and straddles the contact between the lower felsic volcaniclastic rocks overlain by mafic volcanic flows. Gold-bearing quartz-tourmaline veins from the Deposit crosscut the volcanic/sedimentary rock contact and in turn are crosscut by late northeast-trending mafic dikes. The contact between volcanic and sedimentary rocks defines a marker horizon that forms a broad open fold with a tight fold closure immediately west of the Deposit. The east-west trending south limb on which the Deposit is located has been traced to the east for several kilometres. The volcanic/sedimentary marker horizon is locally occupied by a sulphide-facies iron formation that occurs at the base of the mafic volcanic formation. The iron formation wraps around the fold nose, however, it is absent in the immediate area of the Deposit. Iron formation occurs along the southern limb of the antiform east of the Deposit and is locally isoclinally folded.

The Deposit is a structurally-controlled gold deposit. Mineralization occurs primarily in a series of sheeted en-echelon quartz-tourmaline ("QT") veins; subordinate mineralization occurs as dissemination in the host rock. Carbonate occurs to varying degrees in the vein mineralization. The en-echelon pattern is hosted within a structural corridor and trends from the northwest to the southeast. Individual veins are up to 1 m thick and can extend for at least 100 m along strike.

QT veins are composed of quartz and tourmaline; the ratio between quartz with accessory calcite to tourmaline can vary from 100% quartz to 100% tourmaline. The quartz-tourmaline veins are massive, banded and/or brecciated. Pyrite, pyrrhotite, chalcopyrite and rare molybdenite generally constitute less than 1.5% of the composition of these veins. Commonly, brecciated veins contain angular blocks of tourmaline, ranging in size from less than 1 cm to more than 25 cm in size. Fragments are cemented by a quartz-carbonate matrix. Breccia textures locally form a "piano key" pattern with angular tourmaline blocks aligned perpendicular to the vein walls. This

texture is due to protracted deformation that affected already formed veins and generated new veins (tension gash veins developed on pre-existing laminated veins). The piano key breccia has been observed throughout the deposit at all scales in tourmaline veins of less than 1 cm to more than 1 m thick. A "ladder vein" texture has also been observed in outcrop at the 450 West Zone consisting of massive tourmaline layers with quartz-carbonate "ladders" aligned perpendicular to the vein walls.

Gold mineralization also occurs within altered host rock without veining occurring as centimetres to several metres wide tourmaline-actinolite ± biotite ± calcite replacement zones around vein selvages.

The two major QT vein areas discovered to date (the 450 West and 850 West Zones) form a crescent-shaped mineralized, surface projected footprint 1.8 km long by more than 100 m wide, which has been traced to date to a vertical depth of 900 m. Veins within the 450 West Zone typically strike 85° and dip 45 to 60° to the south. Mineralization within the veins plunges steeply to the southeast, sub-parallel to an F2 fold axis. Veins within the 850 West Zone typically strike 60° and dip sub-vertically. Mineralization within this vein set plunges gently to the southwest.

High-grade schist ("HGS" )veins have only been identified in the 450W Zone to date.

Gold mineralization in the Deposit is structurally controlled and exhibits similar geological, structural and metallogenic characteristics to Archean Greenstone-hosted quartz-carbonate vein (lode) deposits. These deposits are also known as mesothermal, orogenic, lode gold, shear-zone-related quartz-carbonate or gold-only deposits.

## 1.4 EXPLORATION AND DRILLING

Exploration and drilling work completed on the Project prior to 2015 are described in the SRK Technical Report (2015). There has been no new surface exploration work except for diamond drilling completed on the Deposit since the SRK Technical Report.

Between 1976 and 2002, a total of 151 core boreholes (25,715 m) were drilled throughout the Property by Westmin and SOQUEM, both joint venture partners with Eastmain at the time the work was completed. Between 2002 and 2013, 534 core boreholes (177,713 m) were drilled by Eastmain. Since the SRK Mineral Resource Estimate, (SRK, 2015) 211 drill holes totalling 78,150 m were completed from 2015 to 2017 by Eastmain. After publication of the 2017 Mineral Resource Estimate by SGS in September of 2017 (Armitage and Hafez, 2017), an additional 19 core boreholes were completed testing deeper (sub-400 m) and lateral targets in the Deposit area.

For the 2015 to 2017 drill programs, Eastmain used a Reflex TN14 gyrocompass to align the drill rig to the correct azimuth and dip. For down hole surveying Eastmain used a Reflex EZ-TRAC XTF down hole survey tool.

For the 2016-2017 drill program, all core boreholes were initially spotted using a simple hand-held GPS system. On a regular basis during the ongoing drilling program, final core borehole collars were surveyed by Eastmain personnel using a Trimble R6 GPS device.

## 1.5 SAMPLE PREPARATION, ANALYSES, SECURITY AND DATA VERIFICATION

The Company's main assay contractor is ALS Chemex. The results of the 2017 QA/QC program on the Project indicate there are no significant issues with the drill core assay data. The data verification programs undertaken on the data collected from the Project support the geological interpretations, and the analytical and database quality, and therefore the data can support Mineral Resource estimation.

During the 2018 Property visit, SGS collected 44 independent verification core samples from two recent drill holes from the Deposit. SGS considers there to be good correlation between the independent verification samples analyzed by SGS and the original analyses in the Eastmain database. Grade variation is evident in some samples, however, SGS considers the due diligence results to be acceptable. Based upon the evaluation of the QA/QC program undertaken by Eastmain and the due diligence sampling by SGS, it is SGS's opinion that the results are acceptable for use in the current Mineral Resource Estimate.

## 1.6 MINERAL PROCESSING AND METALLURGICAL TESTING

In 2001, four 25 kg composite samples were taken separately from the P, JQ, R, and V16 veins and sent to COREM for metallurgical testing. This sampling provided preliminary information on density, grinding characteristics, grade, gold fineness, and gravimetric and total gold recovery. The average bulk density values of the stock samples varied between 2.87 and 2.99 t/m3.

COREM completed a series of crushing, grinding and flotation tests. A suite of accessory elements was found to be associated with the gold, which included silver, tellurium, bismuth and molybdenum. Final results indicated that on average 63% to 79% of the gold in the samples could be extracted by gravity circuit and that 95.7% to 98.6% of the gold could be recovered by conventional cyanide extraction methods.

In 2010, Eastmain contracted the services of SGS Mineral Services (Lakefield Research) to evaluate the mineralized material characteristics through mineralogy, chemical analyses and comminution testing, and to explore several processing avenues for the purpose of establishing a preliminary gold recovery flowsheet. The deportment and recovery of tellurium were also monitored in the program.

Four vein composites representing the P, JQ, R, and S Veins and one master composite (an equally weighted blend of the four vein composites) were subjected to mineralization characterization, metallurgical and environmental testing. These composites were prepared from assay reject material in freezer storage at SGS (Lakefield) from analytical work completed in 2008.

The SGS testwork completed on the master and vein composite samples indicated the following:

- Gravity separation will generate significant gold recovery in an industrial setting. Gold recoveries ranged from 30% to 45% in the master composite and up to 74% from the S Vein composite.

- Flotation of the master composite gravity separation tailings, at grind sizes ranging from 121 to 65 µm, resulted in excellent gold recovery for all of the tests conducted. Approximately 94% gold recovery was achieved at a P80 of 121µm while ~96% was achieved at P80 = 65 µm.

- Gold recovery by gravity separation plus flotation ranged from 92% to 97% in the variability tests completed for the vein composites.

- Cyanide leaching of gravity separation tailing yielded an excellent gold response in all tests completed with approximately 95.7% of the gold being recovered in the gravity plus cyanidation flowsheet at 121 µm for the master composite. Gold recoveries ranged from 95.6% from the R Vein composite to 98.2% from the S Vein composite.

- Flotation concentrate cyanidation yielded a unit gold extraction of 98.3% at a grind size of 121 µm. Overall circuit gravity separation followed by flotation concentrate cyanidation yielded a gold extraction of 92.8%.

- The acid-base accounting and net acid generation tests completed on the various feed and tailing streams generated in the program clearly indicate that the samples will not generate acid mine drainage.

In 2017, Eastmain again contracted the services of SGS to complete additional metallurgical testwork. The test program was completed on a metallurgical composite comprising both mineralized and waste-rock (mining dilution) representing the Eau Claire Gold Deposit. The 2017 test material returned gold grades of 6.56 g/t Au, 0.08 g/t Au, and 4.98 g/t Au, were reported for the Ore, HW-FW, and Master Composite, respectively.

Overall gold recovery by gravity separation followed by gravity tailing cyanidation in the 2017 program yielded results that compared very well to parallel testwork completed in 2010. Gold recovery from the 2010 Master Composite (at a 14.8 g/t Au head grade) was 95.7% with a final tailing grade of 0.66 g/t Au. In 2017, overall gold recovery from a head grade of 4.85 g/t Au was approximately 96%, with a final tailings grade of approximately 0.20 g/t Au.

Overall, gravity concentration followed by direct cyanidation yielded results superior to the gravity-flotation alternative. Fine grinding yielded improved gold extraction; further testwork should allow optimization of grind size. The gravity and cyanidation testwork results indicate that an overall gold recovery of 95% should be attainable. Bond ball mill index measurements reported by SGS yielded values of approximately 11.0 kWh/t indicating a soft material. Grinding costs should be low if the samples tested are representative. The metallurgical data developed to date are positive and sufficient for this PEA level study. More comprehensive testwork to support a Pre-Feasibility Study or Feasibility Study is recommended.

## 1.7 MINERAL RESOURCE ESTIMATE

This Mineral Resource Estimate is an update to a NI 43-101 Mineral Resource Estimate completed for Eastmain in 2017, the results of which were reported on September 11, 2017 (see Eastmain news release September 11, 2017, which is filed on SEDAR under Eastmain's profile). The estimate was prepared by SGS and is presented in a NI 43-101 Technical Report titled "Technical Report on the Updated Mineral Resource Estimate for the Eau Claire Gold Deposit, Clearwater Project, Québec, Canada" dated October 25, 2017 (effective date of August 25, 2017) and is filed on SEDAR under Eastmain's profile.

The 2018 updated Mineral Resource Estimate for the Deposit is presented in Table 1.1 and includes an open pit and an underground Mineral Resource Estimate (Table 1.2). It has an effective date of February 4, 2018.

Highlights of the 2018 Eau Claire Gold Deposit Mineral Resource Estimate are as follows:

- The Deposit contains Mineral Resources of 853,000 ounces of gold (4.29 M tonnes at an average grade of 6.18 g/t Au) in the Measured and Indicated classification, and 500,000 ounces of gold (2.38 M tonnes at an average grade 6.53 g/t Au) in the Inferred Mineral Resource classification.

- The open pit Mineral Resource Estimate includes, at a cut-off grade of 0.5 g/t Au, 228,000 ounces of gold (1.21 M tonnes at an average grade of 5.86 g/t Au) in the Measured and Indicated classification, and 7,000 ounces of gold (43,000 tonnes at an average grade of 5.06 g/t Au) in the Inferred Mineral Resource classification.

- The underground Mineral Resource Estimate includes, at a cut-off grade of 2.5 g/t Au, 625,000 ounces of gold (3.08 M tonnes at an average grade of 6.30 g/t Au) in the Measured and Indicated classification, and 493,000 ounces of gold (2.34 M tonnes at an average grade of 6.56 g/t Au) in the Inferred Mineral Resource classification.

The Mineral Resource Estimate open pit optimization was completed by SGS using Whittle™ software. A series of optimized pit shells was generated based on the parameters outlined in Table 1.3. A conservative and balanced approach was applied when optimizing the open pit and underground scenario. A Whittle pit shell at a revenue factor of 50% was selected as the ultimate pit shell for the purposes of this Mineral Resource Estimate. The corresponding strip ratio is 11.9:1 and the average open pit depth is approximately 150 m.

**TABLE 1.1**
**EAU CLAIRE GOLD DEPOSIT MINERAL RESOURCE ESTIMATE, FEBRUARY 4, 2018**

| Classification | Tonnes | Au (g/t) | Contained Au (oz) |
|---|---|---|---|
| Measured | 906,000 | 6.63 | 193,000 |
| Indicated | 3,388,000 | 6.06 | 660,000 |
| Measured & Indicated | 4,294,000 | 6.18 | 853,000 |
| Inferred | 2,382,000 | 6.53 | 500,000 |

| **TABLE 1.2<br>EAU CLAIRE GOLD DEPOSIT OPEN PIT AND UNDERGROUND MINERAL RESOURCE ESTIMATE, FEBRUARY 4, 2018** | | | | | | |
|---|---|---|---|---|---|---|
| **Classification** | **Open Pit (surface to 150 m)** | | | **Underground (150 m – 860 m)** | | |
| | **Tonnes** | **Au (g/t)** | **Contained Au (oz)** | **Tonnes** | **Au (g/t))** | **Contained Au (oz)** |
| Measured | 574,000 | 6.66 | 123,000 | 332,000 | 6.56 | 70,000 |
| Indicated | 636,000 | 5.13 | 105,000 | 2,752,000 | 6.27 | 555,000 |
| Meas. & Ind. | 1,210,000 | 5.86 | 228,000 | 3,084,000 | 6.30 | 625,000 |
| Inferred | 43,000 | 5.06 | 7,000 | 2,339,000 | 6.56 | 493,000 |

(1) *Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. Composites have been capped where appropriate.*
(2) *Open pit Mineral Resources are reported at a cut-off grade of 0.5 g/t Au within a conceptual pit shell and underground Mineral Resources are reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80, and a gold recovery of 95%.*
(3) *The results from the pit optimization are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate Mineral Reserves. There are no Mineral Reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource Estimate and to select an appropriate Mineral Resource reporting cut-off grade.*
(4) *The Inferred Mineral Resource in this estimate has a lower level of confidence that that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.*
(5) *The mineral resources in this Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM.*

| **TABLE 1.3<br>WHITTLE™ PIT OPTIMIZATION PARAMETERS** | | |
|---|---|---|
| **Parameter** | **Value** | **Unit** |
| Gold Price | 1,250 | US$ per ounce |
| Exchange Rate | 0.80 | $US/$CDN |
| Mining Cost | 3.50 | CDN$ per tonne mined |
| Processing Cost | 20.00 | CDN$ per tonne processed |
| General and Administrative | 5.00 | CDN$ per tonne processed |
| Overall Pit Slope | 50 | Degrees |
| Gold Recovery | 95 | Percent (%) |
| Mining loss / Dilution (open pit) | 5 / 5 | Percent (%) / Percent (%) |

### 1.7.1 Mineral Resource Estimation Parameters

In order to complete an updated Mineral Resource Estimate for the Eau Claire Gold Deposit, a database comprising a series of comma delimited spreadsheets, containing drill hole information for 19 core boreholes completed since the 2017 Mineral Resource Estimate, was provided by Eastmain. The database included core borehole information (NAD83 / UTM Zone 18U), survey data, assay data, and lithology data. The data for the 19 additional core boreholes was subsequently imported and merged with the previous database in GEOVIA GEMS version 6.8.1 software ("GEMS") for statistical analysis, block modelling and Mineral Resource estimation. Based on a previous evaluation of the complete database, a number of drill holes as well as some channel samples were removed that were located outside the Deposit area. As a result, the current database does not include all drill holes and channel samples completed on the Project.

The Project database comprises data for 886 surface drill holes and 426 channel samples used in the 2017 Mineral Resource Estimate and 19 drill holes completed in late 2017 by Eastmain. The updated database totals 190,118 drill core assay samples and 2,254 channel sample assays.

In addition to the digital database, Eastmain provided SGS with updated three-dimensional ("3D"), grade-controlled wireframe models representing the vein structures, in DXF format. All models were clipped to a digital elevation model (topography surface).

All geological data was reviewed and verified by SGS as being accurate to the extent possible and to the extent possible all geologic information was reviewed and confirmed. SGS is of the opinion that the assay sampling and extensive QA/QC sampling of drill core by Eastmain provides adequate and good verification of the data and that the work was done within the guidelines of NI 43-101 and CIM Best Practices.

For the 2018 updated Mineral Resource Estimate, a total of 199 3D grade-controlled wireframe models, representing separate vein structures and vein clusters, were constructed and provided by Eastmain. The 3D grade-controlled models were built by visually interpreting mineralized intercepts from cross-sections using gold values. Polylines of mineral intersections (snapped to drill holes) were made on each cross section and these were wireframed together to create continuous Mineral Resource wireframe models.

The polylines of mineral intersections were constructed on 25 m spaced cross-sections (looking west) with a +/- 12.5 m sectional influence. The cross-sections were created perpendicular to the general strike of the mineralization. The grade control models were drawn using an approximate 1.0 g/t Au cut-off grade based on assay samples and a minimum mining width of approximately 2.0 m. For those intersections that did not meet the minimum mining width requirement, the wireframe outline was drawn to take in waste from either side of intersections. The models were extended 12.5 m to 25 m beyond the last known intersection along strike and 25 – 50 m up and down dip. The suite of 199 vein structures in the Deposit area extends for approximately 1,500 m along strike and to a depth of up to 850 m in the eastern end of the Deposit area.

Modelling of the Deposit was subdivided into two zones: the 450 West and 850 West Zones. In the 450 West Zone, modelling defined four orientations of primary quartz-tourmaline veins; a well-defined east-west high-grade vein system (450HGV), dipping moderately to the south; a series of northwest-southeast trending, moderately southwest-dipping veins (450NW) and;

schist-hosted veins (HGS), a series of west-northwest-trending, moderately south-southwest dipping veins.

Vein modelling in the 850 West Zone defined two primary vein systems: a distinct steep northeast-southwest primary vein set (850HG) that crosscuts an older shallow-to-moderately dipping northwest-southeast trending vein set (850SHLW).

In addition to the primary vein systems discussed above, a secondary set of domains referred to as 450EXTRA and 850EXTRA (previously referred to as "vein swarm domains" in the Mineral Resource Estimate completed in 2015 by SRK). Vein Swarm Domains were defined as zones of intermittent veining and alteration, where drilling density is insufficient to model individual veins with confidence. Similar to the primary veins, the secondary EXTRA veins were modelled using an approximate 1.0 g/t Au cut-off grade based on assay samples and a minimum mining width of approximately 2.0 m. Where intersections did not meet the minimum mining width requirement, the wire frame solid outline was drawn to take in waste from either side of intersections.

For the Mineral Resource Estimate, a block model with block dimensions of 5 m x 5 m x 5 m in the X (east), Y (north) and Z (level) directions was placed over the grade shells with only that portion of each block inside the shell recorded (as a volume inclusion percentage of the block) as part of the Mineral Resource Estimate (% block model). The block size was selected based on borehole spacing, composite assay length, the geometry of the vein structures, and the selected starting mining method (open pit). The model was intersected with an overburden model and surface topography to exclude blocks, or portions of blocks, that extend above the bedrock surface.

Grades for Au (g/t) were interpolated into blocks by the Inverse Distance Cubed ("$ID^3$") method. Three passes were used to interpolate grade into all of the blocks inside the grade shells. For Pass 1 the search ellipse ranges for all vein domains were set at 20 m x 20 m x 5 m in the respective X, Y, Z directions; for Pass 2 the search ellipse ranges for each domain were set at 45 m x 45 m x 15 m; for Pass 3 the search ellipse ranges were set at 100 m x 100 m x 20 m.

The confidence classification of the Mineral Resource (Measured, Indicated and Inferred) is based on an understanding of geological controls of the mineralization, and the drill hole pierce point spacing in the Mineral Resource area. Model blocks were classified as a Measured Mineral Resource if they were interpolated with Au grade during Pass 1 and Indicated Mineral Resource if they were interpolated with Au grade during Pass 2. The Pass 3 search ellipse range was set to assure all remaining blocks within the wireframe were assigned an Au grade. These blocks were classified as an Inferred Mineral Resource.

Assay samples were composited into 1.0 m lengths. Grades were interpolated into blocks using a minimum of 6 and maximum of 10 composites to interpolate block grades during Pass 1 and Pass 2 (maximum of 3 sample composites per drill hole), and a minimum of 3 and maximum of 10 composites to generate block grades during pass 3.

A statistical analysis of the composite database within the Deposit 3D wireframe models was conducted to investigate the presence of high grade outliers which can have a disproportionately large influence on the average Au grade of the mineral deposit. High grade outliers in the

composite data were investigated using statistical data, histogram plots, and cumulative probability plots of the 1.0 m composite data and was constrained by vein domain.

After review it was decided that capping of high grade composites to limit their influence during the grade estimation was necessary. A total of 39 composite samples were capped at grades from 10 (850EXTRA) to 120 g/t Au (450HGV), depending on their corresponding vein domain. The capped gold composites were used for grade interpolation within the Deposit block model.

For the 2017 Mineral Resource Estimate, Eastmain collected an additional 137 mineralized samples from the 450 West Zone veins for bulk density determinations. The average bulk density value of the 137 mineralized samples is 2.92 t/m$^3$. The current total bulk density database consists of 646 samples.

The 646 bulk density measurements ranged from 2.56 to 3.24 t/m$^3$ and averaged 2.92 t/m$^3$. The average grade of the 646 samples in the database is 6.15 g/t Au, ranging from 0.00 to 120 g/t Au (capped). Despite the high grade of a number of the samples, there appears to be little correlation of bulk density value and gold grade which was expected.

The bulk density data was subdivided into samples from within the revised 450 West Zone vein domains and samples from outside the revised vein domains. Of the 646 samples, 364 samples are from with the 450 West Zone vein domains. The average bulk density of these samples is 2.91 t/m$^3$ with a range of 2.56 to 3.21 t/m$^3$; the average grade of these samples is 9.1 g/t Au (4 samples capped to 120 g/t Au). A total of 282 samples are from outside the vein domains and average 2.93 t/m$^3$ with a range of bulk density between 2.63 to 3.24 t/m$^3$.

For the 2017 Mineral Resource Estimate update, a bulk density of 2.92 t/m$^3$ was used for both the vein domains and waste rock. No additional bulk density data was collected for the 2018 updated Mineral Resource Estimate.

## 1.8 MINING METHODS

The Eau Claire Gold Deposit consists of relatively narrow and steeply dipping mineralized zones. The Deposit lends itself to both conventional open pit mining and underground mining methods. Accordingly, the mine plan entails developing two open pits (850W West Pit and 450W Main Pit) combined with an underground mining operation beneath the open pits.

A combined open pit and underground production schedule has been developed for the Project. The production plan includes an Inferred Mineral Resource that has a lower level of confidence that that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

A series of open pit optimizations were completed using the NPV Scheduler software package, at a gold price of US$1,250/oz, 95% process plant recovery, and estimated open pit mining, processing and G&A costs that resulted in a cut-off grade of 0.66 g/t Au. The optimized pit shell forms the basis for the actual pit design and in this case the 91% revenue factor pit was selected as the optimal pit.

Two open pits will be developed, as presented in Figure 1.1, with the 850W Pit having a maximum depth of approximately 30 m and the 450W Pit having a maximum depth of approximately 100 m from crests at surface to pit bottom. The open pit mining operation will be a conventional open pit typically found in Canada.

**Figure 1.1 Final Pit Design**


850W Pit
450W Pit
WEST PIT
MAIN PIT
EASTMAIN RESOURCES INC.
CLEARWATER PROJECT
ULTIMATE
PIT PLAN
P & E MINING CONSULTANTS INC.

Open pit dilution is estimated at 26% at a diluting grade of 0.26 g/t Au, and 3% mining losses were applied. The potentially extractable portion of the Open Pit Mineral Resource is estimated at 1.6 Mt at an average grade of 3.78 g/t Au for 200,000 oz of contained Au. A total of 15.4 Mt of waste material is included in the pit designs, for a strip ratio of 9.4:1.0.

It is planned to mine approximately 1.0 Mt of waste material during a six-month pre-strip period, and subsequently 7.0 Mt of mineralized and waste material per year for just over two years of production. An overburden storage facility will be used to stockpile the stripped overburden until required for reclamation and closure. A single waste rock storage facility will be developed north of the two open pits.

Conventional open pit mining equipment will be executed with 55 t trucks, a 7 $m^3$ hydraulic excavator and a 7 $m^3$ wheel loader. Manpower requirements will peak at approximately 110 people. An owner-operated approach has been taken instead of contract mining, even though the open pit life is short.

The underground portion of the Deposit will be accessed from a portal and decline ramp from surface, with all levels being accessed via various internal ramps. Due to the varying dip and

thickness of the veins in the Deposit, most stopes will be mined using a captive sub-level longhole method, although some areas have geometries that will allow for standard level-to-level longhole operations. Mining will generally be done on a retreat basis from the furthest lateral extent of a level towards the access ramp intersection, except in areas where multiple parallel veins exist and provide multiple working faces in a localized area.

The captive sub-level longhole method uses sub-levels to provide access for gathering geological information and drill/blast operations at a midpoint between regular levels. Due to the limitations of longhole drills that can operate in the captive levels, combined with a reasonable maximum drillhole length of 30 m, it was determined that main levels should be spaced 24 m apart vertically, with sub-levels 12 m above main levels. Main level development is done by mechanized trackless equipment. Captive sub-level development is done by trackless equipment as much as possible. Raises are either bored (for ventilation), drop-raised (some ventilation), or driven manually (timbered captive access raises).

Backfill for the mine is envisioned to be primarily run-of-mine rock fill, with some areas requiring cemented rock fill ("CRF") for the elimination of in-situ pillars. Cemented backfill will be comprised of either 4% (for adjacent mining) or 8% (for undercut mining) cement by mass and use sub-100 mm aggregate. It will be trucked from surface to a re-muck bay close to the filling location, and subsequently transported to the filling stope via a load-haul-dump LHD unit if it cannot be dumped directly into the stope.

Two cut-off grades were used in the underground mine schedule: a production cut-off grade and a development incremental cut-off grade. Stopes were designed around the production cut-off grade of 2.7 g/t Au, and any development with an average grade down to 1.0 g/t Au was included in the potentially extractable portion of the Mineral Resource since the metal recovery would more than offset the cost of hauling to surface and processing the material. A longitudinal projection of the underground stopes (by grade ranges) and development is presented in Figure 1.2.

**Figure 1.2 Longitudinal Projection of the Eau Claire Gold Deposit Mine Looking North**


0m
-200m
-400m
-600m
-800m
Description
Color
<2.5g/t Au
2.5-3g/t Au
3-5g/t Au
5-7.5g/t Au
7.5-10g/t Au
>10g/t Au
Stopes and Development by Grade (Looking North)

The ventilation circuit for the Deposit will be a push system providing air down intake raises and exhausting out the main portal and various exhaust raises. During production, it is planned that there will be three operating fresh air raises, each powered by a single primary fan, providing a total of 260 $m^3$/s of fresh air to the mine. Each raise will require a propane heating unit to prevent freezing of the underground during the winter.

Power for the mine will be sourced from nearby Hydro Québec infrastructure via a dedicated transmission line to the Project site. The underground mine is expected to require a maximum peak load of 6.4 MW and an average load of 4.4 MW at an expected cost of $0.06/kWh.

Throughout underground development and production of the Deposit it is planned to recover 4.8 Mt of potentially extractable mineralized Mineral Resources with an average grade of 5.24 g/t Au. Initial underground development will start in Q1 of the second year of open pit mining and will take approximately 18 months. Approximately 81 kt of mineralized development material will be recovered during this period. For the next six months, underground production operations will run at 750 tpd in addition to development, prior to reaching a combined development and production rate of 1,500 tpd by the start of Q1 production year four, coincidental with the end of open pit mining. This rate will be maintained until the end of mine life at the end of Q1 of production year 12.

A total of 77.2 km of lateral development will be required over the LOM, with 7.3 km of vertical development.

Over the life of the Project the process plant will receive a blend of feed from both open pit and underground operations. Initially the open pit will provide the process plant feed, and in production year two the underground will start to provide feed to the process plant. By year four, the underground mine will be at full productive capacity at the same time that the open pits will be depleted.

## 1.9 RECOVERY METHODS

Run of mine mineralized material will be crushed in a jaw crusher and ground to a $K_{80}$ of 48 microns in a semi-autogenous ("SAG") grinding mill followed by a ball mill. The ball mill will be in closed circuit with hydrocyclones. A gravity gold recovery circuit will remove a significant fraction of available free gold from cyclone underflow slurry which will then be processed in a batch reactor. Gold-bearing solution recovered via the reactor will be directed to the leach circuit.

Cyclone overflow will report to a thickener to control the density of the slurry fed to cyanidation. Leach discharge will flow through a series of carbon columns comprising a carbon-in-pulp ("CIP") circuit where gold will be adsorbed onto active carbon. Carbon will pass through the columns countercurrent to the leach slurry and subsequently report to the gold elution circuit.

Gold will be eluted from the carbon in a high temperature pressure vessel yielding a relatively high-grade gold eluate; the gold will be subsequently recovered by electrowinning and smelting to produce a doré product.

## 1.10 PROJECT INFRASTRUCTURE

The Eau Claire Gold Deposit Mine will produce 6.4 Mt of mineralized material that will be processed at the rate of 1,500 tpd over 11.8 years. This indicates an annual tailings production of 525,000 t. Subject to environment assessment and approvals, it is expected that tailings will be dewatered in the process plant and transported as a cake to a lined tailings facility. This strategy is similar to tailings management practice at an operating gold mine in the region (Eleonore) and another in the far north of Québec (Raglan). A geomembrane-lined facility would represent low risk for potential surface and groundwater contamination. It is anticipated that the tailings will be detoxified (cyanide destruction with metabisulphite or equivalent) in the process plant and will be dewatered by thickening and filtration. The tailings cake will be transported to the engineered tailings facility by box-heated trucks and spread by a dozer. A final soil cover will be progressively placed to prevent wind and water erosion.

Approximately 0.65 Mt of overburden will be excavated during open pit development. This material will be stockpiled for use in closure activities. The open pit strip ratio is expected to be in line with the high-grade nature of the narrow vein mineralization, resulting in the production of 14.7 Mt of waste rock. In addition, the waste rock generated from underground ramp development is estimated to be 100,000 t. This waste rock is expected to be suitable for general construction on site – roads, berms, foundations, etc. Figure 1.3 provides a general overview of the Project site.

**Figure 1.3 Project Site Overview**



Waste Rock
Tailings Management Facility
850W Pit
450W Pit
Overburden
Process Plant and Mineralized Stock Pile
Ramp Portal
Mine Camp

The current 18 km gravel road from the Hydro Québec Eastmain 1 hydro dam (located west of the Project) will be upgraded to an all-weather road to allow heavy truck traffic to the site. Approximately 9 km of site roads and haul roads will be constructed for mining equipment to operate to the TMF, waste rock storage facility, overburden storage facility and the crusher at the process plant. Electric power will be provided by an 18 km long metal pole line from the Hydro Québec Eastmain 1 hydro dam to the Project site.

Water from the tailings facility (minor seepage and net precipitation) will be collected and returned to a central water reservoir for treatment before release. Open pit mine and underground mine water will be collected and pumped to the same reservoir. A portion of this water will be used in the process plant. Ground water will be drawn from a pristine surface water source or a well at the Project site and treated in a containerized potable water treatment plant prior to use. Domestic sewage will be collected and treated in a containerized sewage disposal system located at the Project site. Treated water from the system will be pumped to a central water reservoir for inclusion in water recycled to the process plant.

Other site infrastructure will consist of explosives storage magazines, a 300-person camp, gatehouse, core shack, assay lab, maintenance shop, warehouse, office, dry, underground ventilation buildings, electrical switchgear/transformers, a back-up generator, and various storage tanks for water and fuel.

## 1.11 MARKET STUDIES AND CONTRACTS

The gold price used in this Technical Report is US$1,250/oz and is potentially subject to spot gold market conditions. There are no streaming or hedging agreements in place.

There are no long-term service or supply contracts in place that are material.

## 1.12 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

The Project site may be considered as a "greenfield" site (no existing mining or major excavations), however, it has been subject to some surface disturbance during several episodes of exploration. Activities have included vegetation clearance and soil removal over mineralized outcrops, trenching, diamond rock sawing and drill coring.

Baseline studies are to be undertaken by expert consultants who will consider the following environmental and social aspects: Site hydrology; Surface and groundwater quality; Climate and air quality; Vegetation and wetlands; Fish and fish habitat; Terrestrial and avian wildlife; Archeological values; Land use and resources; and Socio-economics. The impact of infrastructure building, mining and processing operations and the residual impact upon closure and site reclamation will be addressed in the environment assessment process.

The major physical considerations to be assessed and managed are the impact of a medium-scale mining operation on the surface water, the management of waste rock and tailings, access road upgrades, potential bridge construction over the Eastmain Spillway, and the construction of an 18 km power line from the Hydro Québec Eastmain substation.

Of significant importance will be social acceptability and consultations with local Cree communities and representatives. The Project is located in the territory of the Cree community of the Eeyou Istchee Cree territory of Eastmain, whose settlement is located 200 km west of the Project site. The Project is also 80 km north of the Cree community of Nemaska. The Project is subject to the 1975 James Bay and Northern Québec Agreement ("JBNQA"), and the 2002 Paix des Braves Agreement. The Project is within the Eeyou Istchee Territory of the Eastmain Cree First Nation, and on the traditional trapping territory held by Mr. Ted Moses who is the tallyman for hunting and fishing on the lands on which the Project is located. Under the JBNQA, an advisory committee was established for projects in the Eeyou Istchee region south of 55°, the James Bay Advisory Committee on the Environment ("JBACE"). There are four members each from Québec, Canada and the Cree Regional Authority plus one person representing hunting, fishing and trapping. The JBACE created two additional committees – the first is COMEV, a Québec/Cree/Canada bureau/agency for assessing project descriptions and preparing guidelines for an Environmental and Social Impact Assessment ("ESIA"); the second is COMEX which is a Québec/Cree bureau for reviewing regional projects.

The Project review process will be composed of five steps:

1. The Proponent prepares and submits a detailed Project Description to COMEV.
2. COMEV assesses the Project, its potential impact and prepares guidelines for the Project ESIA.
3. The Proponent prepares an ESIA and submits it to COMEX.
4. COMEX, with input from the Cree people and Québec public, reviews the ESIA.
5. The COMEX administrator renders a decision.

Following a successful review process, and assurance of compliance with Québec Law (including Directive 019), submissions will be made to the Cree Authority and to the Government of Québec for certificates of approval and permits. The assessment and approval process for the Project is not expected to be onerous but can take some time to complete – approximately two or more years.

There are a significant number of permits and authorizations required for the Project, as is normal for any new mining operation in the James Bay area of Québec. This will involve interaction with the Ministry of Natural Resources, the Ministry of Sustainable Development and Parks, the local Municipality, Hydro Québec, and the Cree Nation.

## 1.13 CAPITAL AND OPERATING COSTS

### 1.13.1 Capital Costs

The capital cost estimate addresses the engineering, procurement, construction and start-up of the Project, which consists of an open-pit mine, an underground mine, a 1,500 tpd processing plant, and associated ancillary facilities. The capital cost estimate is developed to a level commensurate with that of a PEA in order to evaluate the Project viability. After inclusion of the contingency, the capital cost estimate is considered to have an accuracy of ±30%, and is estimated in Q1, 2018 Canadian dollars.
The total estimated pre-production cost to design, procure, construct and start-up the facilities described in this Technical Report is $175 M and is presented in Table 1.4. This does not include underground capital expenditures since these are not incurred until production year 2. The estimate includes a contingency allowance of approximately 20% for all capital items except for open pit pre-production mining which has a contingency of 10%. The total contingency on initial capital is estimated at $27 M.

| TABLE 1.4<br>INITIAL CAPITAL COST ESTIMATE SUMMARY | |
|---|---|
| **Capital Item** | **Cost (\$ M)** |
| Surface infrastructure | 20.4 |
| Power and electrical | 22.5 |
| Water, waste and tailings facility | 4.6 |
| Process plant | 67.1 |
| Open pit mining | 21.8 |
| Owner's costs | 11.0 |
| Contingency @ 20% | 27.3 |
| **Total** | **174.7** |

Sustaining capital costs represent expenses for additional costs and equipment purchases that will be necessary during the operating life of the Project, and are not included in the normal operating or initial project costs. LOM sustaining capital is estimated at \$108 M including a 20% contingency. Total LOM capital costs (initial plus sustaining) are estimated at \$283 M including contingencies. No provision has been included in the capital cost to offset future escalation.

Underground capital costs are not included in initial Project capital costs since they are incurred after two years of open pit production. Pre-production costs for the underground operation include all capital costs associated with the underground development for the first 18 months of its existence. It is envisioned that the underground operation will use existing pit surface facilities where possible to minimize costs. Total initial capital costs for the underground mine are estimated at just over \$19 M before contingency. Total underground mining sustaining capital costs are estimated at \$64 M before contingency.

Site closure and reclamation costs are estimated at \$15 M, to be incurred at the end of the mine life. Items included will be infrastructure salvage and removal, potentially relocating PAG material to a mined-out pit, hazardous waste disposal, re-slope and terrace waste rock piles, closure of underground mine openings, reclamation of borrow pits and access roads, general site rehabilitation and re-vegetation, and post-operational monitoring and maintenance.

### 1.13.2 Operating Costs

The operating costs estimate includes the cost of open pit mining, underground mining, processing, waste management, and G&A. The LOM average operating cost for the Project is summarized in Table 1.5.

| TABLE 1.5<br>LOM AVERAGE OPERATING COST ESTIMATES | | | |
|---|---|---|---|
| **Item** | **Unit** | **Cost (\$/t)** | **Cost (\$/t)** |
| OP unit mining | \$/t material mined | 3.69 | |
| UG mining, no sustaining costs | \$/t mineralization | 66.52 | |
| OP mining | \$/t processed | | 9.24 |
| UG mining, no sustaining costs | \$/t processed | | 49.47 |
| Processing | \$/t processed | | 21.09 |
| Tailings disposal | \$/t processed | | 1.50 |
| G&A | \$/t processed | | 12.53 |
| **Total Unit Cost** | **\$/t processed** | | **93.83** |

The underground mining cost over the LOM including sustaining costs is estimated at \$80/t.

All-In Sustaining Costs ("AISC") over the LOM are estimated at \$746/oz, which equates to US\$574/oz.

Once the underground operation is at full production, approximately 310 people are estimated to be working at site at one time. Manpower requirements are estimated to peak at 436 people to cover all shifts and personnel not on site (on days off).

## 1.14 ECONOMIC ANALYSIS

An economic model was developed to estimate the Eau Claire Gold Deposit LOM plan comprised of mining the Measured, Indicated and Inferred Mineral Resources of both the open pit and underground Mineral Resource Estimate. After two years of pre-production construction with half a year of open pit pre-strip mining, the LOM plan covers almost 12 years of production. Production ramps up quickly to a steady-state rate of 1,500 tpd processed. After-tax estimates of Project values were developed to define investment value.

Pre-production capital work consists of constructing the main access road, site roads, processing plant, camp/office/dry, the TMF, power line with substation/transformers, and purchasing open pit mining and support equipment.

All costs are in Q1 2018 Canadian dollar nominal terms and inflation has not been considered in the cash-flow analysis. Neither costs nor revenue have been escalated with any Consumer Price Index ("CPI") or other base commodities inflation. A 0.77 (CDN\$:US\$) exchange rate has been used in calculating gold revenues in the financial model.

The parameters used in the economic analysis have been summarized in Table 1.6. No royalty is applicable to the Project. Tax estimates reflect a Québec income tax rate of 26% and Federal income tax of 10%. \$48 M in tax losses accumulated by Eastmain have been applied.

| TABLE 1.6<br>ECONOMIC VALUATION PARAMETERS | | |
|---|---|---|
| **Input** | **Unit** | **Value** |
| **Macro Assumptions** | | |
| Gold price | US$/oz | 1,250 |
| Exchange rate | CDN$:US$ | 0.77 |
| **Physical Inputs** | | |
| Total tonnes processed | Mt | 6.4 |
| Average annual throughput | tpa | 544,000 |
| Open pit diluted head grade | g/t Au | 3.78 |
| Underground diluted head grade | g/t Au | 5.24 |
| Blended diluted head grade | g/t Au | 4.86 |
| Gold recovery | % | 95 |
| Mine life | Years | 12 |
| Total Au ounces recovered | oz | 951,000 |
| Average Au annual production (LOM) | oz | 79,200 |
| Peak annual Au production | oz | 108,400 |
| **Cost Inputs** | | |
| Open pit mining costs | $/t processed | 9.24 |
| Underground mining costs | $/t processed | 49.47 |
| Processing and Tailings Costs | $/t processed | 22.59 |
| Site G&A | $/t processed | 12.53 |
| **Total Operating Costs** | **$/t** | **93.83** |
| **Capital Costs** | | |
| Initial capital | $M | 175 |
| Sustaining capital | $M | 108 |
| **Taxes** | | |
| Québec tax paid | $M | 138 |
| Corporate tax paid | $M | 55 |
| **Cost Summary** | | |
| LOM average cost | US$/oz | 486 |
| LOM AISC[1] | US$/oz | 574 |

*Note: 1) AISC = All-In Sustaining Cost*

The after-tax Net Present Value ("NPV") at a 5% discount rate from pre-production through to completion of LOM is estimated at $260 M and the Internal Rate of Return ("IRR") is estimated at 27%, with a payback of 3.1 years from start of production.

A summary of the pre- and post-tax $NPV_{5\%}$ to the Project at gold prices of US$1,150/oz, US$1,250/oz and US$1,350/oz is provided in Table 1.7.

| TABLE 1.7<br>PROJECT PRE- AND POST-TAX SENSITIVITIES | | | | |
|---|---|---|---|---|
| **Item** | **Unit** | **Gold Price Sensitivities** | | |
| | | **US$1,150 / oz** | **PEA Pricing** | **US$1,350 / oz** |
| Macro parameters | | | | |
| Gold price | US$/oz | 1,150 | **1,250** | 1,350 |
| Exchange rate | CDN:USD | 0.77 | **0.77** | 0.77 |
| Pre-tax NPV and IRR | | | | |
| NPV @ 5% | $M | 297 | **381** | 464 |
| IRR | % | 27 | **32** | 36 |
| Post-tax NPV and IRR | | | | |
| NPV @ 5% | $M | 205 | **260** | 315 |
| IRR | % | 23 | **27** | 31 |

The sensitivities and the impact on post-tax cash-flows have been calculated for -20% to +20 % variations against the base case, as presented in Table 1.8.

| TABLE 1.8<br>PROJECT SENSITIVITY ANALYSIS | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Gold Price Sensitivity** | | | | | | | | | |
| **%** | **-20%** | **-15%** | **-10%** | **-5%** | **Base Case** | **5%** | **10%** | **15%** | **20%** |
| **US$/oz** | 1,000 | 1,063 | 1,125 | 1,188 | 1,250 | 1,313 | 1,375 | 1,438 | 1,500 |
| NPV ($M) | 115 | 155 | 191 | 226 | 260 | 295 | 329 | 363 | 397 |
| IRR (%) | 15 | 19 | 22 | 24 | 27 | 29 | 32 | 34 | 36 |
| **CDN$:US$ Sensitivity** | | | | | | | | | |
| **%** | **-20%** | **-15%** | **-10%** | **-5%** | **Base Case** | **5%** | **10%** | **15%** | **20%** |
| **CDN$:US$** | 0.62 | 0.65 | 0.69 | 0.73 | 0.77 | 0.81 | 0.85 | 0.89 | 0.92 |
| NPV ($M) | 425 | 386 | 340 | 298 | 260 | 227 | 196 | 166 | 144 |
| IRR (%) | 38 | 36 | 32 | 30 | 27 | 24 | 22 | 20 | 18 |
| **OPEX Sensitivity** | | | | | | | | | |
| **%** | **-20%** | **-15%** | **-10%** | **-5%** | **Base Case** | **5%** | **10%** | **15%** | **20%** |
| **Opex Per Tonne** | 75 | 80 | 84 | 89 | 94 | 99 | 103 | 108 | 113 |
| NPV ($M) | 315 | 301 | 287 | 274 | 260 | 247 | 233 | 220 | 206 |
| IRR (%) | 31 | 30 | 29 | 28 | 27 | 26 | 25 | 24 | 23 |
| **CAPEX Sensitivity** | | | | | | | | | |
| **%** | **-20%** | **-15%** | **-10%** | **-5%** | **Base Case** | **5%** | **10%** | **15%** | **20%** |
| **Capex ($M)** | 140 | 149 | 158 | 166 | 175 | 184 | 193 | 201 | 210 |
| NPV ($M) | 294 | 286 | 277 | 269 | 260 | 252 | 244 | 235 | 226 |
| IRR (%) | 34 | 32 | 30 | 28 | 27 | 25 | 24 | 23 | 22 |

## 1.15 RISKS AND OPPORTUNITIES

The following risks and opportunities were identified.

### 1.15.1 Risks

Approximately 35% of the contained metal at the reported cut-off grades for open pit and underground in the current Mineral Resource Estimate is in the Inferred Mineral Resource classification. The Inferred Resource is based on limited information and although it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated or Measured Mineral Resources with infill drilling, it is not guaranteed.

Since this study is at a PEA level of engineering and costing, it is possible that operating and capital costs could increase at more detailed levels of study.

Further study is required on the geochemistry of the waste rock since large quantities of acid generating rock may entail more onerous placement and water treatment costs.

A significant portion of the lower portion of the Deposit is in the Inferred Mineral Resource classification and could vary significantly with further drilling.

Truck haulage is reaching its maximum economic depth limit at the bottom of the planned underground mine.

There is currently limited geotechnical information other than rock quality designation ("RQD") logging and visual inspection of the drill core, and underground mining costs could increase significantly if poor ground conditions or significant water inflows are encountered.

If the geotechnical information suggests that underground pillars between "stacked" veins will not hold, the backfill type may need to be changed from CRF to some form of hydraulically placed fill, increasing mining costs.

Pillar recovery at end of the underground mine life was not evaluated at the same level of detail as the rest of the mine plan, and could vary with insights gained during mining of the Deposit.

CRF cement content has been estimated from previous experience, but no test work has been done to confirm the backfill strength.

### 1.15.2 Opportunities

A property-wide, systematic exploration program across the remainder of the 20,068 hectare Property is underway with significant potential to add more deposits.

There is an opportunity on the Project to extend known mineralization at depth and elsewhere on the Property. Eastmain's intentions are to direct their exploration efforts towards Mineral Resource growth in 2018 and 2019 with a focus on extending the limits of known mineralization and testing other targets on the greater Clearwater land package. Eastmain will continue to drill the Eau Claire Gold Deposit with a focus on extending the known limits of the Deposit.

Open Pit

It may be possible to backfill portions of the open pits with waste rock, which will shorten the waste haulage distances.

With well-developed open pit grade control programs and blast optimization studies, it may be possible to reduce dilution and improve head grades.

Open pit contract mining and/or equipment leasing may provide the opportunity to reduce capital costs and should be examined in advanced engineering studies.

Underground

For the underground mine, an option exists to design a small shaft servicing the lower 450 Zone (this would need to be evaluated for economics) that would halve the truck haul from the lower half of the Deposit.

Electrification of machinery could take advantage of the low power cost to save costs vs diesel fuel, as well as further reducing ventilation requirements.

The deepest parts of the 450 Zone have the potential for Alimak mining where the veins are continuous, which could save on level development (ramp to the bottom would still be required).

Detailed scheduling to optimize grade early in the mine life could improve the NPV of the Project.

All costing was done under the assumption that captive longhole mining would be used in all locations. A further evaluation of stopes where regular longhole mining could be undertaken could lower the cost per tonne.

Electrified trucks are significantly faster up ramps compared to diesel trucks, which could reduce the cost of hauling and ventilation.

The material bulk density is relatively low, and it may be possible to install custom payload boxes on the trucks and increase their capacity.

The increasing availability and implementation of battery-powered equipment provides opportunity to reduce the primary ventilation requirements. Mine ventilation is the major consumer of power in the mine. The mine plan is based on a diesel equipment fleet, however, battery powered equipment is very likely to be considered for future replacements.

## 1.16 CONCLUSIONS

The Eau Claire Gold Deposit is located approximately 350 km north-west of Chibougamau Québec, Canada and is 100% owned by Eastmain Resources Inc. Eastmain's claims that host the Deposit and surrounding area are referred to as the Clearwater Property.

SGS completed an updated Mineral Resource Estimate for the Eau Claire Gold Deposit. P&E completed this PEA based on the updated Mineral Resource Estimate. The reporting of the updated Mineral Resource Estimate complies with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated Mineral Resource is consistent with CIM Definition Standards - For Mineral Resources and Mineral Reserves.

The Inferred Mineral Resource in this Mineral Resource Estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

The focus of the 2015 to 2017 drill programs by Eastmain consisted mainly of infill drilling used to:

- expand the understanding of the mineralizing controls at the Deposit,
- confirm the current geological interpretation and test the limits and continuity of the mineralized envelope, and
- improve drill spacing to show continuity between veins and increase overall confidence in the Deposit.

Highlights of the 2018 updated Eau Claire Gold Deposit Mineral Resource Estimate are as follows:

- The Deposit contains total Mineral Resources of 853,000 ounces of gold (4.29 M tonnes at an average grade of 6.18 g/t Au) in the Measured and Indicated Mineral Resource classification, and 500,000 ounces of gold (2.38 M tonnes at an average grade 6.53 g/t Au) in the Inferred Mineral Resource classification.
- The open pit portion of Mineral Resource includes, at a cut-off grade of 0.5 g/t Au, 228,000 ounces of gold (1.21 M tonnes at an average grade of 5.86 g/t Au) in the Measured and Indicated Mineral Resource classification, and 7,000 ounces of gold (43,000 tonnes at an average grade of 5.06 g/t Au) in the Inferred Mineral Resource classification.
- The underground portion of Mineral Resource includes, at a cut-off grade of 2.5 g/t Au, 625,000 ounces of gold (3.08 M tonnes at an average grade of 6.30 g/t Au) in the Measured and Indicated Mineral Resource classification, and 493,000 ounces of gold (2.34 M tonnes at an average grade of 6.56 g/t Au) in the Inferred Mineral Resource classification.

The Mineral Resource database comprises data for 886 surface drill holes and 426 channel samples and includes 19 drill holes completed in late 2017 by Eastmain, completed since the last Mineral Resource Estimate on the Deposit. The updated database totals 190,118 drill core assay samples and 2,254 channel samples. All geological data was reviewed and verified by SGS as being accurate and to the extent possible all geologic information was reviewed and confirmed. SGS considers that the assay sampling and extensive QA/QC sampling of core by Eastmain provides adequate and good verification of the data and is of the opinion that the work to has been done within the guidelines of NI 43-101.

The re-interpretation of the Deposit model and wireframes resulting from the addition of 19 drill holes in the proposed underground mining area of the Mineral Resource led to an addition of 62,000 oz Au at a grade of 6.9 g/t Au.

The PEA studied a phased development approach with a goal of achieving near-term cash-flow from open pit mining while minimizing initial underground development work, ramping up to 1,500 tpd at the underground mine. The PEA is based on a gold price of US$1,250/oz and a CDN/US$ exchange rate of 0.77. At an average annual throughput of 544,000 tpa, average

diluted head grade of 4.86 g/t Au and 95.0% gold recovery, the PEA projects a total of 951,000 oz Au recovered, average annual production of 79,200 oz Au, and peak annual production of 108,400 oz Au. The PEA projects gold production at a C1 cash cost of US$486/oz and AISC of US$574/oz over a 12-year mine life.

The potentially extractable portion of the Mineral Resource was determined using several cut-off grades ranging from 0.66 g/t Au for open pit mining, 2.70 g/t Au for underground stope cut-off grades down to 1.00 g/t Au for marginal underground development material.

The upper areas of the Deposit are targeted first, to maximize near-term production and minimize pre-production development costs.

Two open pits are mined first, one small pit in the 850W Zone and a larger two-phase open pit in the 450W Zone. A total of 1.6 M tonnes of mineralization at an average diluted grade of 3.78 g/t Au is planned, along with 15.4 M tonnes of waste material, for a strip ratio of 9.4:1.0.

Longitudinal captive sub-level longhole retreat stoping was selected as the underground mining method based on the Deposit geometry and limited geotechnical data. Both the mineralized material and the host rock appear to be sufficiently competent to support the void sizes required for effective captive longhole stoping. CRF backfill will be required in a limited amount.

A level-by-level, bottom up sequence was applied to the stopes within each mining block. The stope design was based on 24 m levels, 25 m lengths and factoring in 40% dilution at zero diluting grade. The average stope width was 2.54 m.

The process plant design was sized to support a mining rate of 1,500 tpd. The process plant will produce doré bars. Run of mine mineralized material will be crushed in a jaw crusher and ground to a $K_{80}$ of 48 microns in a SAG mill followed by a ball mill. The ball mill will be in closed circuit with hydrocyclones. A gravity gold recovery circuit will remove a significant fraction of available free gold from cyclone underflow slurry which will be then processed in a batch reactor. Gold-bearing solution recovered via the reactor will be directed to the leach circuit.

Cyclone overflow will report to a thickener to control the density of the slurry fed to cyanidation. Leach discharge will flow through a series of carbon columns comprising a CIP circuit where gold will be adsorbed onto active carbon. Carbon will pass through the columns countercurrent to the leach slurry and subsequently report to the gold elution circuit. Gold will be eluted from the carbon in a high temperature pressure vessel yielding a relatively high-grade gold eluate; the gold will be subsequently recovered by electrowinning and smelting to produce a doré product.

Tailings will be detoxified (cyanide destruction with metabisulphite or equivalent) in the process plant and will be dewatered by thickening and filtration. The tailings cake will be transported to a lined tailings facility by box-heated trucks and spread by a dozer. A final soil cover will be progressively placed to prevent wind and water erosion.

Initial capital costs have been estimated at $175 M for surface infrastructure, power, tailings facility, process plant, open pit mining, owner's costs and contingency. The process plant has been estimated to cost $67.1 M, power and electrical items at $22.5 M, other surface

infrastructure and owner's costs at $35.9 M, open pit mining equipment and pre-stripping at $21.8 M, and contingency at $27.3 M.

Sustaining capital costs have been estimated at $108 M for tailings facility expansion, process plant equipment, open pit equipment, underground development, underground equipment leasing and underground infrastructure. The largest sustaining capital item is the cost of underground development and maintaining a development rate that is sufficient to open enough working faces to support the planned mining rate.

To support expansion of operations, the tailings management capacity will need to be increased over the LOM. Three expansions have been planned.

Open pit mining costs have been estimated to average $3.69/t material. Underground mining cash costs, without sustaining costs, have been estimated at $66.62/t mineralization. Overall mining costs during production years ($9.24/t processed for open pit mining and $49.47/t processed for underground mining), processing costs ($21.09/t), tailings ($1.50/t) and site G&A ($12.53/t) contribute to a total LOM cost of $93.83/t processed.

Using the PEA gold pricing of US$1,250/oz and an exchange rate of 0.77 the Project has a pre-tax NPV at a 5% discount of $381 M and an IRR of 32%. Post-tax NPV and IRR are $260 M and 27%, respectively. There are no applicable royalties payable. NPV figures calculated on an after-tax basis factor in a 10% Federal income tax rate and a 26% Québec income tax rate.

The PEA has highlighted several opportunities to increase Project economics and reduce identified risks. These include exploration opportunities to improve the quantity and quality of Mineral Resources and opportunities to optimize the mine plan and scheduling to reduce mining costs.

## 1.17 RECOMMENDATIONS

P&E considers that the Eau Claire Gold Deposit contains a significant Mineral Resource that is associated with a well-defined gold mineralized trend and model. The PEA has shown that the Deposit can be mined both by conventional open pit method and by underground captive longhole sub-level stoping at a rate of 1,500 tpd. The PEA estimates that over the 12-year LOM a total of 951,000 ounces of gold will be recovered at an average diluted grade of 4.86 g/t Au.

P&E considers that Property has significant potential for delineation of additional Mineral Resources and that further exploration is warranted. Eastmain's intentions are to direct their exploration efforts towards Mineral Resource growth in 2018 and 2019 with a focus on extending the limits of known mineralization and testing other targets on the greater Clearwater Property.

Eastmain will continue to drill the Eau Claire Gold Deposit in late 2018 with a focus on extending the known limits of the Deposit and to potentially convert Inferred Mineral Resource to Indicated Mineral Resources. Renewed trenching and mapping will support drilling throughout 2018. For 2018, a total of 28,000 m of drilling is budgeted to continue to focus on expanding and extending Eau Claire Gold Deposit Mineral Resources, as well as exploring new

targets as they develop. Currently, there are six active targets, including Clovis and Snake Lake within a 5 km radius of Eau Claire, identified for their geological similarities to the Eau Claire Gold Deposit along the Clearwater Deformation Zone.

SGS recommends that Eastmain consider periodically sending quarter split core to an umpire laboratory as part of the QA/QC program.

Metallurgically, gravity concentration followed by direct cyanidation yielded results superior to the gravity-flotation alternative. Fine grinding yielded improved gold extraction; further testwork should allow optimization of grind size. The gravity and cyanidation testwork results indicate that an overall gold recovery of 95% should be attainable. Bond ball mill index measurements reported by SGS yielded values of approximately 11.0 kWh/t indicating a soft material. Grinding costs should be low if the samples tested are representative. The metallurgical data developed to date are positive and sufficient for this PEA level study. More comprehensive testwork to support a Pre-Feasibility Study ("PFS") is recommended.

Project-specific baseline studies have been limited to date. Baseline studies on all relevant environmental and social aspects should be started soon. Preliminary acid-base ("ABA") and net acid generation ("NAG") accounting was performed by SGS on a single sample. The test results suggest that acid generation is unlikely; however, the tests were not definitive and additional testwork is recommended.

Further consultations with local Cree communities and representatives should be carried out, with a view to creating a collaboration agreement.

A closure and reclamation plan should be drafted to clearly define the costs and expectations of closing the potential mine site.

In-pit disposal of waste rock is possible once one or both of the open pits are mined out. This should be studied from both a geotechnical (underground workings will be active beneath the pits) and environmental point of view to determine if it is warranted.

P&E recommends that a geotechnical consulting firm be engaged by Eastmain to geotechnically log the drill core and generate a geotechnical plan for future engineering studies. P&E also recommends that a hydrogeological consulting firm be engaged by Eastmain to study water conditions at site and generate a plan for future engineering studies.

Further study of open pit mining by a contractor is warranted. For the next stage of engineering, contractors should be asked to submit quotations on mining the open pits. This would also include drill and blast contractors. Capital leasing of mining equipment could also be studied.

Conventional diesel truck haulage is reaching its maximum economic depth limit at the bottom of the planned underground mine. Future engineering studies should consider the following options:

- Shaft access, either from surface or below surface (for the bottom half of the mine);
- Electrified trucks for haulage up the underground ramps; and

- Battery-powered trucks and other mining equipment to save on ventilation requirements and possibly decrease the size of development headings.

Preliminary discussions were held with Hydro Québec on a power line to the Project site, but it is recommended that more in-depth discussions and cost estimates be carried out for future engineering studies.

There is potential for toll processing and this option should be further investigated in future engineering studies.

At the PEA gold price of US$1,250/oz Au and a CDN/US$ exchange rate of 0.77 the PEA demonstrates attractive economic returns with a post-tax IRR of 27% and NPV at a 5% discount rate of $260 M. Given the economic potential identified in the PEA, P&E recommends that the Project proceed to a Pre-Feasibility Study. The PFS study will be necessary before Mineral Resources can be converted to Mineral Reserves.

***The PEA is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that PEA results will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.***

An exploration ramp is contemplated with the objective of collecting a bulk sample that will provide a comparison of the behaviour of mined grade to the grade of the Mineral Resource Estimate and will serve to validate and generate technical information suitable for use at PFS and FS level studies regarding stope and underground working rock mechanics, mining dilution and mineralization continuity. The exploration ramp is intended to reach an estimated vertical depth between 200 m – 300 m to test known mineralization in the Deposit below the open pit. Detailed metallurgical test work from the bulk sample will be conducted and the exploration ramp can be subsequently used to conduct exploration drilling for deep mineralization in order to continue growing the Mineral Resource at depth.

Eastmain plans to use the additional drilling to update the current Mineral Resource Estimate and to incorporate this into a future PFS. The total cost of the recommended work program is estimated at $16 M (Table 26.19).

| TABLE 1.9<br>RECOMMENDED WORK PROGRAM BY EASTMAIN | |
|---|---|
| **Item** | **Cost<br>$** |
| Deposit Mineral Resource identification drilling (>400 m depth) 4,000 m | 1,000,000 |
| Mineral Resource classification improvement (entire Deposit) drilling 20,000 m | 5,000,000 |
| Geophysics/Trenching/Assays Clearwater Property targets | 950,000 |
| Clearwater Property target drilling 4,000 m | 1,000,000 |
| Updated Mineral Resource Estimate | 150,000 |
| Underground exploration ramp | 7,000,000 |
| Pre-Feasibility Study | 750,000 |
| **Total** | **15,850,000** |

## 2.0 INTRODUCTION

The following Technical Report was prepared to provide a National Instrument ("NI") 43-101 Technical Report, Mineral Resource Update and Preliminary Economic Assessment ("PEA") for the gold mineralization contained in the Eau Claire Gold Deposit, Québec, Canada. The Eau Claire Gold Deposit Property is 100% owned by Eastmain Resources Inc. ("Eastmain" or "the Company") and is located approximately 350 km north of Chibougamau Québec. Eastmain's claims that host the Eau Claire Gold Deposit ("the Deposit") and surrounding area are referred to as the Clearwater Property ("the Property" or "the Project").

This Technical Report was prepared by P&E Mining Consultants Inc. ("P&E") at the request of Mr. Claude Lemasson, President and CEO, Eastmain Resources Inc., a public company trading on the Toronto Stock Exchange ("TSX") with the trading symbol ER. Eastmain has its head office at:

2400 – 120 Adelaide Street West
Toronto, ON
M5H 1T1
Tel: 647-347-3735

This PEA Technical Report has an effective date of February 4, 2018.

Mr. Antoine Yassa, P.Geo., of P&E, a Qualified Person under the regulations of NI 43-101, conducted a site visit to the Property on December 11 and 12, 2017. The purpose was to review drill core, surface facilities and geologic aspects of the Project. Mr. Andrew Bradfield, P.Eng., of P&E, a Qualified Person under the regulations of NI 43-101, also conducted a site visit to the Property on December 11 and 12, 2017. The purpose was to review drill core and engineering aspects of the Project.

Mr. Allan Armitage, P.Geo., of SGS Canada Inc. ("SGS" ) a Qualified Person under the regulations of NI 43-101, visited the Property on July 10 and 11, 2017. Mr. Armitage examined several core holes, drill logs and assay certificates. Assays were examined against drill core mineralized zones. He inspected the offices, core logging facilities/sampling procedures and core security. Mr. Armitage participated in a field tour of the Property geology accompanied by Eastmain employees Mr. Bill McGuinty (Vice President Exploration) and Mr. Manuel Ng Lai (Project Engineer).

Mr. Armitage completed a second site visit to the Property on February 26 and 27, 2018. He examined several recent core holes, drill logs and assay certificates. Assays were examined against drill core mineralized zones. Mr. Armitage inspected the exploration camp, offices, core logging facilities/sampling procedures and core security and was accompanied by Mr. Manuel Ng Lai, Eastmain Project Engineer. During the second visit, Mr. Armitage collected 44 due diligence samples from two recent drill holes. The result of the due diligence sampling is presented in Section 12 of this Technical Report.

In addition to the site visits, P&E and SGS held discussions with technical personnel from the Company regarding all pertinent aspects of the Project and carried out a review of available

literature and documented results concerning the Property. The reader is referred to those data sources, which are outlined in the References section of this Technical Report, for further detail.

The present Technical Report is prepared in accordance with the requirements of National Instrument 43-101 ("NI 43-101") and in compliance with Form NI 43-101F1 and the Canadian Securities Administrators ("CSA"). The Mineral Resources in the estimate are considered compliant with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions.

The purpose of this Technical Report is to provide an independent, NI 43-101 Technical Report, Mineral Resource Update and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Project. P&E understands that this Technical Report will be used for internal decision making purposes and will be filed on SEDAR as required under TSX regulations. The Technical Report may also be used to support public equity financings.

## 2.1 SOURCES OF INFORMATION

The data used in the estimation of the updated Mineral Resource Estimate and the development of this Technical Report was provided to P&E and SGS by Eastmain. Some information including the Property history and regional and Property geology has been sourced from a previous Technical Report and revised or updated as required. The Property was the subject of a recent Technical Report by SRK Consulting (Canada) Inc. ("SRK") and is presented in a NI 43-101 Technical Report titled "Technical Report for the Eau Claire Gold Deposit, Clearwater Project, Québec, Canada" ("the SRK Report" )dated June 11, 2015 (effective date of April 27, 2015) and is filed on SEDAR under Eastmain's profile. Parts of Sections 4 to 12 in this Technical Report have been excerpted or summarized from the SRK Report as is referenced throughout the text. Specific sections have been updated to include information on recent exploration work.

## 2.2 UNITS AND CURRENCY

Unless otherwise stated all units used in this Technical Report are metric. Gold assay values ("Au") are reported in grams of metal per tonne ("g/t Au") unless ounces per ton ("oz/T Au") are specifically stated. The CDN$ is used throughout this report unless the US$ is specifically stated. At the time of this Technical Report the rate of exchange between the US$ and the CDN $ is US$0.77 = CDN$1.00.

Table 2.1 lists standard abbreviations for technical terms used in P&E Technical Reports.

| Table 2.1<br>Terminology and Abbreviations | |
|---|---|
| **Abbreviation** | **Meaning** |
| "AAS" | atomic absorption spectrometry |
| "AI" | abrasion index |
| "amsl" | above mean sea level |
| "ANFO" | ammonium nitrate fuel oil mixture |
| "asl" | above sea level |
| "Ag" | silver |
| "Au" | gold |
| "BWI" | bond ball mill work index |
| "cm" | centimetre(s) |
| "cms" | cubic metres per second |
| "CDN$" | Canadian dollar |
| "CIL" | carbon in leach |
| "CIM" | Canadian Institute of Mining, Metallurgy, and Petroleum |
| "CIP" | carbon in pulp |
| "CMS" | cavity monitoring system |
| "CN" | cyanide |
| "conc" | concentrate |
| "CRM" | certified reference material |
| "CSA" | Canadian Securities Administrators |
| "CWI" | crusher work index |
| "DDH" | diamond drill hole |
| "Deposit" | Eau Claire Gold Deposit |
| "dmt" | dry metric tonnes |
| "DPM" | diesel particulate matter |
| "EA" | environmental assessment |
| "Eastmain" | Eastmain Resource Inc. |
| "EDF" | environmental design flood |
| "Elev" | elevation |
| "EM" | electromagnetic |
| "EMS" | environmental management system |
| "EPS" | earthworks production scheduler |
| "ft" | foot |
| "FW" | footwall |
| "Ga" | giga annum or billions of years |
| "g/t" | grams per tonne |
| "GRG" | gravity recoverable gold |
| "ha" | hectare(s) |
| "Herco" | hermitian change of support model |
| "hr" | hour |
| "HW" | hanging wall |
| "IBA" | impact benefit agreement |

| TABLE 2.1<br>TERMINOLOGY AND ABBREVIATIONS | |
|---|---|
| **Abbreviation** | **Meaning** |
| "ID" | inverse distance |
| "IP" | induced polarization |
| "ISO" | International Organization for Standardization |
| "Jumbo" | electric-hydraulic powered development drill jumbo, typically with one or two drill booms |
| "JV" | joint venture |
| "k" | thousand(s) |
| "km" | kilometre(s) |
| "kW" | kilowatt |
| "kWh/t" | kilowatt hours per tonne |
| "ktpm" | kilotonnes per month |
| "l" | litre(s) |
| "lb" | pound (weight) |
| "level" | mine working level referring to the nominal elevation (m RL), eg. 1234 level (mine workings at 1234 m RL) |
| "LHD" | load, haul and dump unit (underground loader or scooptram) |
| "LHOS" | long hole open stoping |
| "LIDAR" | Light Detection and Ranging |
| "LOM" | life of mine |
| "l/s" | litres per second |
| "LVA" | local varying anisotropy |
| "M" | millions |
| "m" | metre(s) |
| "$m^3$" | cubic metre(s) |
| "Ma" | millions of years |
| "Mag" | magnetic |
| "max." | maximum |
| "mbs" | metres below surface |
| "MIBC" | methyl isobutyl carbonyl |
| "MIK" | multiple indicator kriging |
| "min." | minimum |
| "MLCs" | mine load centres |
| "mm" | millimetre |
| "MMER" | metal mining effluent regulations |
| "Moz" | million ounces |
| "m RL" | metres reduced level |
| "MS" | mass spectrometer |
| "ESDM" | emission summary and dispersion modelling |
| "MSO" | mineable shape optimizer |
| "m/s" | metres per second |
| "Mt" | mega tonne or million tonnes |
| "mth" | month |

| **Table 2.1**<br>**Terminology and Abbreviations** | |
|---|---|
| **Abbreviation** | **Meaning** |
| "Mtpa" | million tonnes per annum |
| "MW" | megawatt |
| "NaCN" | sodium cyanide |
| "NAD" | North American Datum |
| "NE" | northeast |
| "NI" | National Instrument |
| "NN" | nearest neighbour |
| "NSR" | net smelter royalty |
| "NW" | northwest |
| "OK" | ordinary kriging |
| "oz" | ounce |
| "$P_{80}$" | 80% percent passing |
| "pa" | per annum |
| "P&E" | P&E Mining Consultants Inc. |
| "PAX" | potassium amyl xanthate |
| "PAG" | potentially acid generating |
| "PEA" | preliminary economic assessment |
| "P.Eng." | professional engineer |
| "P.Geo." | professional geoscientist |
| "PMP" | probable maximum precipitation |
| "portal" | initial surface entrance prepared for ramp tunnel |
| "Property" | Clearwater Property |
| "ppm" | parts per million |
| "Q1, Q2, Q3, Q4" | first quarter, second quarter, third quarter, fourth quarter of the year |
| "QA/QC" | quality assurance/quality control |
| "QEM-ARMS" | automated rapid mineral scan |
| "QMS" | quality management system |
| "QP" | qualified person |
| "ramp" | tunnel excavated in downward (upward) inclination |
| "raisebore" | mechanical excavation of raise, using large rotary drilling machine with reaming attachment |
| "RMR" | rock mass rating |
| "RnDP" | radon decay products |
| "Ro Tail" | rougher tail |
| "RQD" | rock quality designation |
| "RWI" | rod mill work index |
| "S" | sulphur |
| "SE" | southeast |
| "SEDAR" | System for Electronic Document Analysis and Retrieval |
| "SFL" | Sustainable Forest Licence |
| "SGS" | SGS Canada Inc. |
| "SMBS" | sodium metabisulphite |

| TABLE 2.1<br>TERMINOLOGY AND ABBREVIATIONS | |
|---|---|
| **Abbreviation** | **Meaning** |
| "SMC" | SAG mill comminution |
| "SMU" | selective mining unit |
| "SW" | southwest |
| "t" | metric tonne(s) |
| "T" | imperial ton(s) |
| "TMF" | tailings management facility |
| "tpd" | tonnes per day |
| "TSF" | tailings storage facility |
| "US$" | United States dollar(s) |
| "UTM" | Universal Transverse Mercator grid system |
| "VLF" | very low frequency |
| "VGF" | vibrating grizzly feeder |
| "w:o" | waste : ore, or stripping ratio |
| "wmt" | wet metric tonnes |
| "wt%" | weight percent |
| "yr" | year |
| "$M" | Canadian dollars, millions |

## 3.0 RELIANCE ON OTHER EXPERTS

P&E has assumed, and relied on the fact, that all the information and existing technical documents listed in the References section of this Technical Report are accurate and complete in all material aspects. While P&E has carefully reviewed all the available information presented to us, we cannot guarantee its accuracy and completeness. P&E reserves the right, but will not be obligated to revise the Technical Report and conclusions if additional information becomes known to us subsequent to the date of this Technical Report.

Copies of the tenure documents, operating licenses, permits, and work contracts were not reviewed. Information relating to tenure was reviewed by means of the public information available through the Province of Québec's Ministère de l'Énergie et des Ressources Naturelles ("MERN") on-line claim management system at http://www.gestim.mines.gouv.qc.ca. P&E has relied upon this public information, as well as tenure information from Eastmain and has not undertaken an independent detailed legal verification of title and ownership of the Property claims. P&E has not verified the legality of any underlying agreement(s) that may exist concerning the licenses or other agreement(s) between third parties but has relied on, and believes it has a reasonable basis to rely upon Eastmain to have conducted the proper legal due diligence.

Select technical data, as noted in this Technical Report, were provided by Eastmain and P&E has relied on the integrity of such data.

A draft copy of the Technical Report has been reviewed for factual errors by Eastmain and P&E has relied on Eastmain's knowledge of the Property in this regard. All statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the effective date of this Technical Report.

## 4.0 PROPERTY DESCRIPTION AND LOCATION

The Eau Claire Gold Deposit is located in the province of Québec, approximately 800 km north of Montréal and 350 km north of Chibougamau (Figure 4.1). The Deposit is located within the Project, which is readily accessible by road along the Route du Nord extending from Chibougamau onto the village of Nemiscau and via Hydro Québec's Eastmain 1 road network. The centre of the Property is located at approximately 75.69° longitude west and 52.23° latitude north.

The Project is located north of the $52^{nd}$ parallel (52°N) and as such is subject to the provisions of the James Bay and Northern Québec Agreement (1975), and the Paix des Braves Agreement (2002). The Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap lines held by Mr. Ted Moses (tallyman), and on Category II and III lands, as established under the James Bay and Northern Québec Agreement.

**Figure 4.1 Property Location Map**


N
Hudson Bay
QUEBEC
La Grande
Radisson
Chisasibi
Wemindji
Clearwater Property
Eastmain
Nemaska
Waskaganish
ONTARIO
Mistissini
Chibougamau
Matagami
Newfoundland and Labrador
Newfoundland
Gulf of Saint Lawrence
Lake Superior
New Brunswick
Montreal
EASTMAIN
0
125
250
375
500
Kilometers

## 4.1 MINERAL TENURE

The Project is 100% owned by Eastmain and comprises 385 contiguous claims with a total area of 20,068 hectares (Figure 4.2). The boundaries of the claims have not been legally surveyed. The mineral rights exclude surface rights, which belong to the Québec government.

Under the Québec laws for the James Bay area, claims or cells are map staked. The map-designated coordinates of the cells are the legal limits of said claims, the physical limits can be verified by consulting the Government of Québec's Ministère de l'Énergie et des Ressources Naturelles ("MERN") GESTIM website.

A complete list of the mineral titles is presented in Appendix A. All claims are owned by Eastmain. All claims are in good standing with expiry dates varying between March 31, 2019 and December 05, 2019, and sufficient work credits are available to renew all claims beyond 2019.

The Mineral Resources discussed herein are located within the claims with the following numbers: 1132621, 1132651, 1132622, 1132652, 1132623, 1132653, and 1132624, as shown in Figure 4.2 and Table 4.1.

In Québec, available mining lands are defined as geo-referenced polygons which can be applied for by holders of Québec prospecting licences through an online portal. The person identifies the claim ('clicking') and pays the required fee online. In the case of mining claims that are expiring or to be cancelled, these lands are made available for acquisition at a designated future date and time, allowing for all interested parties to become aware when these lands are available. In the case of open lands or re-opened lands, the first person to complete the transaction receives the mineral tenure. Funds for transactions with MERN such as claim acquisition and renewal may be deposited in advance in a dedicated account with the Ministry.

Once acquired, mineral rights are renewable bi-annually on the anniversary of acquisition. To meet the criteria to be renewed the claimholder must provide evidence that a sufficient value of current and historic exploration work was completed on the claim or nearby claims held by the claimholder or a partner. Exploration work is submitted in reports to MERN and the value of said work is banked against the claims where the work was performed. Renewals can use banked credits to support the renewal of a claim where the work was performed or for nearby adjacent claims. The claim under renewal must be located within a radius of 4.5 km from the centre of the claim from which the banked work credits will be taken.

**Figure 4.2 Clearwater Project Land Tenure Map**


445000
450000
455000
460000
465000
5790000
5785000
5780000
N
Gold Occurance
Clearwater Claims
2017 Resource Shell
Hydrology
EASTMAIN

Eastmain conducts exploration in work units such as geological mapping, diamond drilling and geophysical surveys to develop its properties and to comply with renewal requirements. To complete these units of work in a manner appropriate to good exploration practices the Company frequently incurs more than the minimum bi-annual work requirements for claim renewal. This gives the Company flexibility to bank and distribute excess work credits and thereby manage distribution of annual exploration budgets among properties over two to four-year periods, expanding the number of acquisitions and properties that can be managed in the Company's portfolio. As a result, exploration on any one or several Eastmain properties may not be budgeted in a given year other than required renewal fees.

To obtain a renewal, Eastmain must;

- Submit a renewal application, which must be received by MERN at least 60 days prior to the claim expiry date.
- Pay the required fees, which vary according to the surface area of the claim, its location and the date on which the application is received:
    - before the 60th day preceding the claim expiry date, the regular fees apply;

- in the 60-day period preceding the claim expiry date, the fees are doubled.

- Submit a renewal application form using a distribution of banked credits (and have it received) at least 60 days prior to the claim expiry date. Documents submitted in the 60-day period preceding the claim expiry date are subject to late submission penalties, or submit an assessment work report and declaration along with a distribution of the filed work credits.

- Comply with the other renewal conditions.

- If the required work was not performed or was insufficient to cover renewal of the claim, the claim holder may pay an amount equal to the double of the minimum cost of the work that should have been performed (cash-in-lieu).

Eastmain works diligently to manage its claims; using their banked work credits where possible and within the context of preserving credits for core property claim renewals; avoiding the untimely loss of banked credits through expiry of claims which hold these credits and; avoiding late filing fees or situations where cash-in-lieu might occur.

The annual planning exercise for any one of the Company's properties is subject to change during the year based on conditions such as:

- improved exploration funding during the year;
- a transaction whereby the purchaser of an Eastmain property assumes renewal responsibility;
- improved outlook for mineral potential in the vicinity of the property; and
- continued poor performance of commodity prices.

These changes may cause the Company to allocate new funds or re-allocate saved funds to other projects, reduce a project's budget or bring about a decision to allow a property or some of its claims to lapse.

Table 4.1 is modified from the MERN website and outlines the general costs and commitments for claim management in Québec in the region where Eastmain's properties are located.

**TABLE 4.1**
**COSTS AND COMMITMENTS FOR CLAIM MANAGEMENT IN QUÉBEC**

| | | | | | | |
|---|---|---|---|---|---|---|
| **Registration Fees of map designated claim** | | | | | | |
| **North of the fifty-second degree of latitude** | | | | | | |
| **Area of claim** | **Number of map-designated claims** | | | | | |
| | **1 to 150** | **Over 150*** | | | | |
| Less than 25 ha | $30.61 | 5 x the registration fees | | | | |
| 25 to 45 ha | $110.16 | | | | | |
| 45 to 50 ha | $123.12 | | | | | |
| Over 50 ha | $138.24 | | | | | |
| * The special rate applies only for an application covered by a single NTS sheet, by the same person, on the same day. | | | | | | |
| **Claim renewal fees** | | | | | | |
| **North of the fifty-second degree of latitude** | | | | | | |
| **Renewal applied for** | | | **Area of claim** | | | |
| | | | **Less than 25 ha** | **25 to 45 ha** | **45 to 50 ha** | **Over 50 ha** |
| | | | $30.51 | $110.16 | $123.12 | $138.22 |
| From 60 days before the expiry date to the expiry date: 2 x the registration fees | | | | | | |

**TABLE 4.1**
**COSTS AND COMMITMENTS FOR CLAIM MANAGEMENT IN QUÉBEC**

| Minimum cost of work to be carried out on a claim or distributed from another claim* ($) | | | | |
|---|---|---|---|---|
| **North of the fifty-second degree of latitude** | | | | |
| **Validity (bi annual renewal)** | **Area of claim** | | | |
| | **Less than 25 ha** | **25 to 45 ha** | **Over 45 ha** | |
| 1 | 31.20 | 78.00 | 87.75 | |
| 2 | 104.00 | 260.00 | 292.50 | |
| 3 | 208.00 | 520.00 | 585.00 | |
| 4 | 312.00 | 780.00 | 877.50 | |
| 5 | 416.00 | 1,040.00 | 1,170.00 | |
| 6 | 487.50 | 1,170.00 | 1,170.00 | |
| 7 and over | 650.00 | 1,625.00 | 1,625.00 | |

**Minimum costs of work have been reduced by 35% from 2015 levels for 2016, 2017 and 2018 by MERN under regulation. In 2015 and prior, minimum costs of $1,200, $1,800 and $2,500 respectively*

As cited in Table 4.1, minimum costs of work required for claim renewals have been reduced by 35% per claim from 2015 levels for the years 2016 and 2017. MERN has created this change through a regulation of the Mining Act. In 2015 and prior, minimum costs of $1,200 (now $780), $1,800 (now $1,170) and $2,500 (now $1,625), respectively, were in force. There is commentary from the MERN that this is a temporary measure designed to assist clients with the current economic downturn in the industry. It is expected that 2015 levels will be re-instated at some future time or a new schedule of costs will be introduced. In 2018 MERN also announced increases to renewal fees of 8% on January 1, 2016, and January 1, 2017.

Also in 2015, MERN established an obligatory online Annual Report of Work which requires property owners to identify and report, in summary form, all activity related to a mineral claim during the calendar year. Each claim must be reported including a 'no work' designation where no activity has occurred. Failure to complete the Annual Report of Work can result in penalties.

## 4.2 UNDERLYING AGREEMENTS

The Project is 100% owned by Eastmain. Their rights to the Project arise from a series of agreements executed between 1984 and 2011 (SRK, 2015).

Eastmain and Westmin Resources Ltd. ("Westmin") acquired the Project by permit staking in 1984 as part of a joint venture agreement with Eastmain holding 33.33% and Westmin holding 66.66%. The permit was converted to claims within five years of the first permitting. Subsequently, the Québec government converted all staked claims of the Project into one or more map-designated claims. Unlike the perimeter of a staked claim, which is defined by posts staked in the ground, the map-designated claims perimeter is defined by the geographic coordinates as determined by the Québec government. The basic claim unit is 30 seconds of latitude in a north-south direction and 30 seconds of longitude in an east-west direction. Depending on the latitude, the designated claim cells vary from 40 to 60 hectares in area.

In 1995, Eastmain and Westmin renegotiated the ownership of the Property, resulting in equal parts being held by Eastmain and Westmin.

In 1995, Eastmain acquired the remaining 50% interest from Westmin for 200,000 common shares and a 3% net smelter return ("NSR") royalty payable to Westmin. In the same year, SOQUEM Inc. ("SOQUEM") acquired an option to earn a 50% interest in the Project from Eastmain in exchange for $2 M in work expenditures.

In October, 2001 Eastmain purchased the underlying Boliden-Westmin NSR for $45,000

In 2002, Eastmain acquired an option to increase its ownership to 75% by completing $2 M of work expenditures over a five year period.

In 2004, Eastmain acquired the option to increase its ownership to 100% by making payments of $500,000 in cash and 500,000 common shares. The option was subject to a 2% net NSR royalty held by SOQUEM. Eastmain could buy back one-half of the NSR for $1 M at any time.

In 2011, Eastmain reached an agreement to purchase the entire 2% royalty from SOQUEM for a cash payment of $1 M and the issuance of 1 M common shares of Eastmain.

P&E is not aware of any other underlying agreements relevant to the Project.

## 4.3 PERMITS AND AUTHORIZATION

Eastmain has obtained all necessary permits and certifications from government agencies to allow exploration on the Property. The Permis d'intervention forestière en vue d'activitiès minières (Forest management permit for mining activities) is issued by the Ministère des Resources Naturelles et de la Faune ("MRNF") to support exploration drilling and are applied for and renewed annually as are required for new exploration drilling sites, access roads and trenching.

Other than the renewal of the Permis d'intervention forestière en vue d'activités minières, P&E is unaware of any other significant factors and risks that may affect access, title, or the right, or ability to perform the exploration work recommended for the Clearwater Property.

## 4.4 ENVIRONMENTAL CONSIDERATIONS

The Project, with the Eau Claire Gold Deposit, is an undeveloped Mineral Resource definition stage exploration Project. The majority of the Property cannot be accessed by road. The exploration work completed thus far has been limited primarily to drilling, trenching, geophysical surveys, and the construction of a 30-person camp established at the south western limit of Aupapiskatch Lake.

The surface expression of the Deposit has been exposed along an area 200 m long by 50 m wide for the purpose of geological mapping and sampling. No underground or surface mining development has been completed.

To the best of knowledge and belief of P&E, after reasonable inquiry, P&E is not aware of any environmental litigation or pending fines associated with the Clearwater Property.

## 4.5 MINING RIGHTS IN QUÉBEC

As defined by MERN website (www.mrn.gouv.qc.ca ), the claim is the only valid exploration right in Québec. The claim gives the holder an exclusive right to search for mineral substances in the public domain, except within sand, gravel, clay and other loose deposits on the land subjected to the claim (SRK, 2015).

A claim can be obtained by map designation, henceforth the principal method for acquiring a claim, or by staking on lands that have been designated for this purpose. The accepted means to submit a notice of map designation for a claim is through GESTIM Plus (www.gestim.mines.gouv.qc.ca ).

The term of a claim is two years from the day the claim is registered, and it can be renewed indefinitely providing the holder meets all the conditions set out in the Mining Act, including the

obligation to invest a minimum amount required in exploration work determined by the regulation. The Act includes provisions to allow any amount disbursed to perform work in excess of the prescribed requirements to be applied to the subsequent terms of the claim.

Any claim holder to specific mineral substances as described under Section 5 of the Mining Act can obtain a mining lease. The application must demonstrate that the deposit is mineable to a standard acceptable to the Province (Feasibility Study or similar). The surface area of a mining lease must not exceed 100 hectares unless the circumstances warrant an exception deemed acceptable by the MERN. A written application must be submitted that includes a report certified by a geologist or engineer describing the nature and extent of the deposit and its likely value. Mining leases have a duration of 20 years and are renewable by 10-year periods.

## 5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

### 5.1 ACCESSIBILITY

The Deposit is located 350 km north of the town of Chibougamau, and borders the northern shore of the EM-1 Hydro Québec reservoir in the James Bay region (NTS Map sheet 33B04 and 33B05). The exploration camp is located 2.5 km east of the Eau Claire Gold Deposit at 52.22° north and 75.79° west.

The Property is accessible by the Route du Nord from the town of Chibougamau, which is a 350 km long all-season gravel road extending from the town of Chibougamau to the Cree village of Nemaska (and onto Hydro Québec's installation at EM-1). Beyond EM-1, road access to the Project involves crossing the Eastmain Reservoir and the EM-1 spillway via an all-season road installed by Hydro Québec.

### 5.2 LOCAL RESOURCES AND INFRASTRUCTURE

The closest infrastructure to the Deposit includes a number of hydroelectric complexes and associated infrastructure, including the EM-1 hydroelectric complex (Figure 5.1). The EM-1 complex is located within 18 km of the Deposit. Hydro Québec has established a 600 person camp at EM-1 that includes fuel and medical services. More major necessities such as skilled labour and specialized equipment are sourced from Val-d'Or or Chibougamau. Many services are now available through numerous Cree owned businesses and partnerships in Mistissini, Eastmain and Nemaska.

The Property is 80 km north of the Nemiscau airport and commercial air service is available from Montréal to Nemiscau on a regularly scheduled basis. The Deposit may also be serviced by float plane from air bases located at Mistissini or Chibougamau. The Property is located on the Eastmain Cree community territory. Mr. Ted Moses is the Tallyman for the trapline area over the Project and manages the hunting and fishing rights over a large area that encompasses the Property.

**Figure 5.1 Local Resources and Infrastructure for the Clearwater Project Area**


Eléonore Mine
Goldcorp
Eléonore South JV
Clearwater Property
Eau Claire Project
Nemaska
Village
Whabouchi Mine
Nemaska Lithium
Troilus Mine
Troilus Gold Corp.
Mistissini
QUEBEC
Eau Claire
Project
N
JAMES BAY, QUEBEC
EASTMAIN

## 5.3 CLIMATE

The climate is typical of northern Québec and is characterized by temperate to subarctic conditions. The average summer temperatures vary from 10 to 25° Celsius during the day and 5 to 15° Celsius at night (June to September). Winter temperatures range from -35 to -10° Celsius. Winter season can start in late October and can continue until May. Precipitation varies during the year reaching an average of 2 m annually, and is characterized by snow cover in the winter months and moderate rainfall in the summer months. Exploration activities can be carried out year-round.

## 5.4 PHYSIOGRAPHY

The Property is located within the Canadian Shield and is characterized by many lakes, swamps, rivers, and low-lying terrain. The Property is located in the boreal forest where forest fires are common. Vegetation is typical of taiga, including areas dominated by sparse black spruce, birch, and poplar forests, in addition to large areas of peat bog devoid of trees.

Overburden is typically 3 to 4 m thick, with the exception of isolated areas where overburden thickness can reach 20 m. Numerous glacial eskers often reaching tens of kilometres in length can be seen of satellite images.

Rock outcrops are sparse due to the abundance of quaternary deposits and swamps. The topography of the area is subdued and characterized dominantly by lowlands, with few hills that attain elevations up to 330 m above sea level. The area is drained by the Eastmain River, which now drains the Eastmain Reservoir located near the south margin of the Property.

## 6.0 HISTORY

Exploration on the Property dates back to the early 1970s when SEREM Québec Inc. ("SEREM") and Société de développement de la Baie-James ("SDBJ") completed airborne electromagnetic surveys and limited core drilling in search for volcanogenic massive base metal sulphide deposits (SRK, 2015).

In 1984, Westmin and Eastmain initiated a comprehensive gold and base metal exploration program that covered the former Eastmain Greenstone Belt. From 1984 through 1989, Westmin and Eastmain completed a multi-staged exploration program which included airborne geophysical surveys, line cutting, geochemical rock and soil surveys, ground geophysical surveys, prospecting, geological mapping, and core drilling.

A property-wide airborne electromagnetic and magnetic survey contracted by Westmin formed the basis of a comprehensive exploration program that led to the discovery of the Eau Claire Gold Deposit in 1987. The joint venture conducted a systematic soil sampling program over all known electromagnetic anomalies on the Property. Flagged and cut grids were completed on isolated electromagnetic anomalies along with prospecting, geological mapping, and rock sampling. A large gold-in-soil geochemical anomaly was detected in the south western portion of the Property proximal to the outcropping gold-bearing quartz-tourmaline vein, currently identified as the B Vein in the 450 West Zone.

Sampling and mapping was conducted on local area cut grids focussing on short strike-length airborne geophysical conductors. Westmin collected 1,036 rock samples that were assayed for gold only. The rock sample data ranges from less than 5 parts per billion to 22.2 g/t Au.

Soil surveys were completed over small, localized grids using a grub hoe to sample the soil's B horizon. Samples were assayed for gold only.

Westmin completed a total of 54 core boreholes (5,922 m) from 1987 to 1989, which resulted in the discovery of a number of gold-bearing quartz-tourmaline veins. The presence of these veins (including veins currently known as VEIN B, C, D, F and G) demonstrated continuity in three dimensions within the upper portion of the Deposit.

The Property was dormant from 1990 to 1995.

From 1996 through 2001, SOQUEM managed the exploration activities on the Property, which included ground geophysical surveys, line cutting, prospecting, geological mapping, trenching and core drilling. A comprehensive soil sampling program covered the entire Property on a 100 by 500 m grid. In 1996, SOQUEM commissioned Sigma Geophysics Inc. ("Sigma") to complete ground magnetic and induced polarization ("IP") surveys over four grid areas. The surveys were completed over the Rosemary, Eau Claire, Aupapiskatch, and Natel areas. In total, Sigma completed 168.5 line-km of ground magnetic survey and 130.9 line-km of IP surveys. The magnetic data were collected on 100 m lines and 12.5 m station spacing using an EDA Omniplus instrument.

Magnetic, resistivity, and chargeability data were presented on 1:5,000 scale map sheets for each grid area. The Deposit was not detected from the geophysical surveys.

Between 1996 and 2001, SOQUEM collected 556 rock samples for analysis. The principal area of interest defined by the SOQUEM rock sampling was the surface expression of the 450 West Zone. SOQUEM also found gold-bearing quartz-tourmaline veins 2 km east of Eau Claire at the Snake Lake prospect.

In 1999, an excavator was brought to the Property to expedite surface trenching. Extensive surface trenching in 1999 exposed multiple high-grade, quartz-tourmaline veins (currently known as VEIN P, JQ, R, and S) at the 450 West Zone. Surface stripping demonstrated lateral continuity of these veins for up to 200 m and variable thicknesses, from less than 0.5 m to 3.2 m. Systematic channel sampling across these veins at 5- to 10-m intervals yielded gold intercepts ranging from less than 1.0 to 406.5 g/t Au. SOQUEM completed 95 core boreholes (19,639 m) on the Property between 1996 and 2001.

In 2002, SOQUEM reported an Indicated Mineral Resource of 258,678 ounces of gold contained within 972,900 tonnes grading 8.27 g/t Au (9.62 g/t Au uncut), and an Inferred Mineral Resource of 60,233 ounces of gold contained within 508,665 tonnes grading 3.68 g/t Au (3.79 g/t Au uncut). These Mineral Resources are considered historical in nature and have been superseded by the Mineral Resource Estimate in this Technical Report.

In 2002, Eastmain became operator of the Project and has been actively exploring since. Table 6.1 summarizes all historical work completed in the Property area. There has never been any production from the Property.

**TABLE 6.1**
**PREVIOUS EXPLORATION WORK IN THE PROPERTY AREA**

| Year | Company | Work Completed |
|---|---|---|
| 1970s | SEREM/SDBJ | Airborne EM surveys, limited drilling (4 boreholes; 367 m) |
| 1984 – 1989 | Westmin/Eastmain | Airborne geophysical surveys, geochemical rock and soil surveys, line cutting, ground geophysical surveys, prospecting, geological mapping and core drilling (54 boreholes; 5,922 m), discovery of the Eau Claire Gold Deposit |
| 1996 – 2001 | SOQUEM | Ground geophysical surveys, line cutting, prospecting, geological mapping, trenching and core drilling (95 boreholes, 19,639 m) |
| 2002 – Present | Eastmain | Extensive exploration work, described in Sections 9 and 10 of this Technical Report, including 716 boreholes for a total of 242,965 m drilled |

## 7.0 GEOLOGICAL SETTING AND MINERALIZATION

### 7.1 REGIONAL GEOLOGY

The Eau Claire Gold Deposit is contained within the La Grande volcano-plutonic Subprovince (2,752 to 2,696 Ma) of the Superior Province approximately 30 km south of the contact with the metasedimentary Opinaca Subprovince (2700 to 2648 Ma). Portions of the La Grande Subprovince were formerly referred to as the Eastmain Greenstone Belt. Depending on the literature, the Eastmain Greenstone Belt has retained its title as a distinct greenstone belt lying within the La Grande Subprovince.

The La Grande Subprovince consists of four volcanic cycles erupted between 2,752 and 2,705 Ma (Kauputauch, Natel, Anatacau-Pivert, and Komo-Kasak formations). The supracrustal rocks of the region are intruded by syn-volcanic (2747 to 2710 Ma) and post- or late-tectonic (2,697 to 2,618 Ma) tonalite-trondhjemite-granodiorite ("TTG") suites.

The Eastmain Greenstone Belt consists of a 5- to 10-km wide by 150 km long succession of Archean bimodal volcanic rocks (Figure 7.1). The volcanic sequence includes lowermost mafic volcanic rocks overlain by felsic pyroclastic to volcaniclastic rocks, intercalated facies of iron formation, shaly and graphitic sedimentary units.

Metamorphic grade varies on a regional scale within the La Grande Subprovince from greenschist to amphibolite facies.

Geological studies completed throughout the region show evidence of multiple deformation events, including:

- A D1 event characterized by a penetrative axial-planar foliation to east-northeast- to northwest-trending F1 folds.
- A D2 event characterized by an east-trending axial-planar crenulation cleavage to moderately-plunging F2 folds.

Metamorphic grade varies on a regional scale within the La Grande Subprovince from greenschist to amphibolite facies.

**Figure 7.1 Regional Geological Setting of the Clearwater Property**


N
Radisson
Eléonore South
Lac Elmer
Reservoir
Lac Clarkie
Lidge
Lac Hudson
Clearwater
Lac Lessard
Eastmain Mine
Ruby Hill West
Ruby Hill East
Lithology
Felsic Intrusive
Mafic Intrusive
Sediment
Metasediment
Felsic Volcanic
Mafic Volcanic
Eastmain Claim Blocks
EASTMAIN

## 7.2 PROPERTY GEOLOGY

The Clearwater Property is underlain by a bimodal volcanic sequence of mafic volcanic flows, felsic volcaniclastic rocks, sulphide iron formation, and graphitic metasedimentary rocks, intruded by a variety of felsic sub-volcanic plutons and dikes (Figure 7.2) (SRK, 2015). The volcano-sedimentary sequence has been folded into an east-west-trending, west-plunging antiform, located at the western end of the Clearwater Property.

The Eau Claire Gold Deposit is located on the south limb of an antiform and straddles the contact between lower felsic volcaniclastic rocks overlain by mafic volcanic flows. Gold-bearing quartz-tourmaline veins from the Deposit crosscut the volcanic/sedimentary rock contact and in turn are crosscut by late northeast-trending mafic dikes. The contact between volcanic and sedimentary rocks is a marker horizon that forms a broad open fold with a tight fold closure immediately west of Eau Claire. The east-west trending south limb of the fold has been traced to the east for several kilometres. The volcanic/sedimentary marker horizon is locally occupied by a sulphide-facies iron formation that occurs at the base of the mafic volcanic formation. The iron formation wraps around the fold nose. However, it is absent in the immediate area of the

Deposit. Iron formation occurs along the southern limb of the antiform east of Eau Claire and is locally isoclinally folded.

Due to the complex structural geology of the Property, Eastmain commissioned SRK to complete Property and Deposit-scale structural studies in 2012 and 2014. Field-based studies reported evidence of four deformation episodes at the Property:

- D1 deformation characterized by S1 penetrative foliation, high strain zones, and isoclinal F1 folds.
- D2 deformation characterized by S2 crenulation cleavage, southwest-plunging F2 folds, east-trending and northeast-trending shear zones.
- D3 deformation characterized by northwest-trending crenulation cleavage, east-northeast-plunging F3 folds (only documented in the eastern part of the Property), and northwest-trending shear zones.
- D4 deformation characterized by two sets of brittle faults including northeast-trending sinistral and northwest-trending dextral strike-slip faults.

A geological interpretation of aeromagnetic data over the Property revealed the following additional structural information:

- Kilometre-scale fold interference patterns occur on the Property.
- D1, D2, and D3 shear zones occur, and are preferentially developed, in mixed volcaniclastic and mafic volcanic rock sequences.
- A major D2 east-west-trending structure (the Cannard deformation zone) occurs approximately 1 km south of the Deposit and can be traced laterally for more than 100 km based on regional airborne magnetic survey data.
- Several gold occurrences including the Eau Claire Gold Deposit and the Spider, Snake Lake, and Knight showings are distributed within or north of this major east-west trending D2 structure.

**Figure 7.2 Overview of the Clearwater Property Geology**


N
Beluga
Eau Claire
Rosemary
Spider
Snake Lake
Clovis
Natel
Vaya
Serendipity
Knight
Clearwater camp
Regional showing
Property boundary
Mafic volcanic rocks
Intermediate to felsic volcaniclastic and sedimentary rocks
Felsic intrusive rocks
Proterozoic diabase dykes
4 km

## 7.3 DEPOSIT GEOLOGY

The Eau Claire Gold Deposit is principally contained within a thick sequence of massive and pillowed mafic volcanic flows and felsic volcaniclastic rocks intruded by multiple phases of tonalite and felsic (quartz-feldspar) porphyry stocks, sills, and dikes.

A crescent-shape felsic porphyry dike swarm referred to as the Hanging wall Porphyry bounds the hanging wall (south) contact of the Deposit. The overall shape of the Deposit follows the contour of the felsic porphyry dike swarm. A second felsic porphyry dike swarm has invaded the western end of the Deposit coincident with the F2 fold nose. This porphyry unit is referred to as the Western Porphyry.

The footwall rocks at Eau Claire consist of a thick sequence of east-west-trending, south-dipping felsic volcaniclastic, ash to lapilli tuff and sedimentary rocks including greywacke, siltstone, mudstone, and conglomerate and felsic quartz-feldspar porphyry dikes. These rocks predominate throughout the central portion of the property and are locally intercalated with mini-cycles of mafic volcanic rock and amphibolite (mafic metavolcanic) alternating with felsic volcaniclastic rocks.

Gold mineralization at the Deposit is generally located within approximately EW-trending structurally-controlled, high-grade en-echelon quartz-tourmaline QT veins (formerly named HGV) and adjacent altered wall rocks, as well as variable width ESE trending sheared and foliated schist zones, HGS veins, of altered gold-bearing rock. HGS zones are aligned parallel to the host rock foliation and interpreted to parallel the southern, or hanging wall, side of the

Deposit. The vein systems are predominantly hosted within a thick sequence of massive and locally pillowed mafic volcanic flows, interbedded with narrow intervals of volcaniclastic meta-sedimentary rocks. QT gold-bearing veins may occur as narrow intervals with tourmaline and develop into thick quartz-tourmaline veins with zoned tourmaline+/-actinolite+/-biotite+/-carbonate alteration haloes which can measure up to several metres in thickness.

HGS veins mainly composed of actinolite (+/- biotite) schist with tourmaline and quartz in secondary quantities.

## 7.4 MINERALIZATION

The Eau Claire Gold Deposit is a structurally-controlled gold deposit. Mineralization occurs primarily in a series of sheeted en-echelon quartz-tourmaline veins; subordinate mineralization occurs as dissemination in the host rock. Carbonate occurs to varying degrees in the vein mineralization. The en-echelon pattern is hosted within a structural corridor and trends from the northwest to the southeast. Individual veins are up to 1 m thick and extend for at least 100 m along strike.

QT veins are composed of quartz and tourmaline; the ratio between quartz with accessory calcite to tourmaline can vary from 100% quartz to 100% tourmaline. The quartz-tourmaline veins are massive, banded and/or brecciated. Pyrite, pyrrhotite, chalcopyrite and rare molybdenite generally constitute less than 1.5% of the composition of these veins. Commonly, brecciated veins contain angular blocks of tourmaline, ranging in size from less than one to more than 25 cm in size. Fragments are cemented by a quartz-carbonate matrix. Breccia textures locally form a "piano key" pattern with angular tourmaline blocks aligned perpendicular to the vein walls. This texture is due to protracted deformation that affected already formed veins and generated new veins (tension gash veins developed on pre-existing laminated veins). The piano key breccia has been observed throughout the deposit at all scales in tourmaline veins of less than 1 cm to more than 1 m thick. A "ladder vein" texture has also been observed in outcrop at the 450 West Zone consisting of massive tourmaline layers with quartz-carbonate "ladders" aligned perpendicular to the vein walls.

Gold occurs as isolated grains or as clusters of fine grained particles. Irregular to sub-angular shaped gold grains range in size from less than 10 micrometres to 1 mm. In rare instances, grains up to 1 cm in size have been observed. Locally, veins contain micrometre-size clusters of visible gold particles. Tellurobismuthite ($Bi_2$ $Te_3$) occurs throughout the Deposit. Gold and tellurides occur within micro fractures in quartz, interstitial to granular tourmaline grains, at the contact between massive aphanitic tourmaline and quartz bands, and along tourmaline laminations.

Gold mineralization also occurs within altered host rock without veining occurring as centimetres to several metres wide tourmaline-actinolite ± biotite ± calcite replacement zones around vein selvages.

The two major vein areas discovered to date (the 450 West and 850 West Zones) form a crescent-shaped mineralized, surface projected footprint 1.8 km long by more than 100 m wide, which has been traced to date to a vertical depth of 900 m. Veins within the 450 West Zone typically strike 85° and dip 45 to 60° to the south. Mineralization within the veins plunges

steeply to the southeast, sub-parallel to an F2 fold axis. QT veins within the 850 West Zone typically strike 60° and dip subvertically. Mineralization within this vein set plunges gently to the southwest.

HGS veins have only been defined in the 450W Zone. These veins are oriented from 120° to 145° strike and dip at 45° to 60° to the south.

### 7.4.1 450 West Zone

In the 450 West Zone, auriferous quartz-tourmaline veins are primarily hosted within a sequence of mafic volcanic rocks, between a swarm of quartz-feldspar porphyry dikes in the hanging wall and a felsic volcaniclastic unit in the footwall (Figure 7.3). Geological modelling of the 450 West Zone has delineated three orientations of high-grade gold domains. A well-defined east-west QT vein system appears to crosscut a series of northwest and northwest-trending schist zones, both have been traced laterally across the 450 West Zone for approximately 800 m. Quartz-tourmaline veins and associated alteration zones also crosscut the contact between the mafic flows and felsic volcaniclastic rocks. Gold-bearing quartz-tourmaline veins also crosscut minor quartz-feldspar porphyry units within the basalt units.

Several high-grade, gold-bearing schist zones (HGS Veins) as well as lesser NW Vein domains have been defined. These schist zones consist of wide zones of altered gold-bearing rock, which are aligned parallel to the host rock foliation, and follow the contour of a felsic porphyry dike swarm located on the southern or hanging wall side of the Deposit. These high-grade schist zones appear to crosscut the east-west-trending, high-grade gold-bearing QT Veins, however, the crosscutting relationships are not fully known.

QT Veins P, JQ, R, and locally S, are well-exposed on the 450 West Zone outcrop. There, at least three generations of auriferous veins occur: laminated veins with fault-fill vein texture localized along sheared limbs or hinges of F2 folds, folded quartz tourmaline veins emplaced parallel to the S1 foliation, and quartz tension gash veins and oblique extensional veins emplaced during the waning stage of the D2 deformation. The P Vein extends for a length of 160 m containing an average grade of 11.1 g/t Au across an average width of 2.53 m. The adjacent JQ Vein extends on surface for a length of 195 m containing an average grade of 11.3 g/t Au across an average width of 3.09 m. The R Vein has been exposed for a length of 95 m containing an average grade of 19.3 g/t Au over an average width of 2.41 m.

Gold-bearing D1 foliation parallel mineralization has been observed within both the felsic volcaniclastic and mafic volcanic rocks. These foliation parallel gold-bearing intervals are crosscut by laminated and "piano-key" textured quartz-tourmaline veins. Massive tourmaline replacement zones were emplaced in the selvages of laminated veins by exploiting the strongly developed penetrative S1 foliation.

**Figure 7.3 Detailed Geology of the 450 West Zone**


444300
444400
N
S
R
JQ
P
Channel Sample Assay Data
R Vein - 19.3 g/t Au / 2.41 m x 95 m
JQ Vein - 11.3 g/t Au / 3.09 m x 195 m
P Vein - 11.1 g/t Au / 2.53 m x 160 m
Quartz Tourmaline Vein
Alteration Zone
Dyke
Feldspar Porphyry
Metasediment
Volcaniclastic
Felsic Volcanic
Basalt
EASTMAIN

### 7.4.2 850 West Zone

At the 850 West Zone, auriferous quartz-tourmaline veins are hosted within a mafic volcanic sequence located west and stratigraphically and structurally above the 450 West Zone. Veins within the 850 West Zone strike 60° and dip subvertically (Figure 7.4). This orientation is parallel to the axial plane of the pervasive F2 folding in this area. The 850 West Zone contains multiple vein swarms crosscutting both mafic flows and quartz-feldspar porphyry within the basalt package. The spacing between the vein swarms is two or three times larger than the 450 West Zone. Multi-staged gold mineralization is evident within both trenching and drilling within the 850 West Zone and the auriferous vein system of the 850 West Zone is interpreted to be associated to the 450 West mineralizing event.

The intersection of the two sets of veins between the 450 West and 850 West Zones is not exposed at surface or identified in drill core and is interpreted to be fault-displaced and rotated along a shallow northwest trending west dipping fault. Definition drilling has intersected multiple high-grade gold-bearing quartz-tourmaline veins and alteration zones 300 m from surface.

**Figure 7.4 Detailed Geology of the 850 West Zone**


444000
444100
N
V16
21.3 g/t Au / 1.0 m x 67
V12
118 g/t Au / 0.6 m x 22
Channel Sample Data
RC-2 8.0 g/t Au / 4.5 m
RC-3 16.4 g/t Au / 13.5 m
RC-4 6.49 g/t Au / 5.0 m
RC-5 1.27 g/t Au / 4.5 m
RC-6 8.4 g/t Au / 7.5 m
RC-7 10.5 g/t Au / 2.0 m
RC-2
RC-5
RC-3
RC-4
RC-6
RC-7
V10
EASTMAIN
Quartz Tourmaline Vein
Alteration Zone
Dyke
Feldspar Porphyry
Metasediment
Volcaniclastic
Felsic Volcanic
Basalt

## 7.5 ALTERATION

Alteration zones associated with gold mineralization are often wider and volumetrically more extensive than the veins (SRK, 2015). The alteration halo ranges from 1 cm to several metres wide. Composition and mineralogy of the alteration zones bordering the veins vary according to the bulk composition of the host lithology. Where the veins are hosted by felsic to intermediate volcanic rocks or felsic porphyry, the alteration occurs as silicified and tourmaline-rich replacement zones, and as massive bands along the foliation. Veins hosted within the mafic volcanic rocks are characterized by a symmetrically zoned alteration pattern with an internal actinolite-tourmaline dominant mineral assemblage, and an external biotite-carbonate dominant assemblage. These alteration assemblages have been designated as schist zones (unit M8) utilizing the classification scheme of the Ministère de l'Énergie et des Resources Naturelles. These schist zones range from centimetres to several metres in thickness.

Both actinolite and tourmaline occur as non-foliated radiating prismatic and or fibrous aggregates and/or bands of acicular euhedral crystals. Biotite-carbonate assemblages occur more often as foliated, fine grained aggregates. Actinolite-tourmaline schist enveloping veins may be

gradational with the quartz-tourmaline veins and contain gold. Gold-bearing veins and schist vary in composition from 100% quartz-tourmaline to 100% schist. It is common to observe significant amounts of gold within tourmaline and/or actinolite and/or biotite altered rock with little or no visible vein material. Wide intervals of biotite-carbonate rock often form an external alteration zone to the sheeted quartz-tourmaline veins within mafic volcanic host lithologies. Both actinolite-tourmaline schist and biotite-carbonate schist represent the strike and dip continuation of the quartz-tourmaline vein system where structural attenuation may have boudinaged the veins.

## 8.0 DEPOSIT TYPES

Gold mineralization in the Eau Claire Gold Deposit is structurally controlled and exhibits similar geological, structural and metallogenic characteristics to Archean Greenstone-hosted quartz-carbonate vein (lode) deposits. These deposits are also known as mesothermal, orogenic, lode gold, shear-zone-related quartz-carbonate or gold-only deposits (Dubé and Gosselin, 2007).

The following description of Greenstone-hosted quartz–carbonate vein deposits is extracted from Dubé and Gosselin (2007).

> *Greenstone-hosted quartz-carbonate vein deposits are structurally controlled, complex epigenetic deposits that are hosted in deformed and metamorphosed terranes. They consist of simple to complex networks of gold-bearing, laminated quartz-carbonate fault-fill veins in moderately to steeply dipping, compressional brittle-ductile shear zones and faults, with locally associated extensional veins and hydrothermal breccias. They are dominantly hosted by mafic metamorphic rocks of greenschist to locally lower amphibolite facies and formed at intermediate depths (5-10 km). Greenstone-hosted quartz-carbonate vein deposits are typically associated with iron-carbonate alteration. The relative timing of mineralization is syn- to late-deformation and typically post-peak greenschist-facies or syn-peak amphibolite facies metamorphism.*
>
> *Gold is mainly confined to the quartz-carbonate vein networks but may also be present in significant amounts within iron-rich sulphidized wall rock. Greenstone-hosted quartz-carbonate vein deposits are distributed along major compressional to transpressional crustal-scale fault zones in deformed greenstone terranes of all ages, but are more abundant and significant, in terms of total gold content, in Archean terranes. However, a significant number of world-class deposits (>100 t Au) are also found in Proterozoic and Paleozoic terranes.*
>
> *The main gangue minerals in greenstone-hosted quartz-carbonate vein deposits are quartz and carbonate (calcite, dolomite, ankerite, and siderite), with variable amounts of white micas, chlorite, tourmaline, and sometimes scheelite. The sulphide minerals typically constitute less than 5 to 10% of the volume of the mineralization. The main potentially economic minerals are native gold with, in decreasing amounts, pyrite, pyrrhotite, and chalcopyrite and occur without any significant vertical mineral zoning. Arsenopyrite commonly represents the main sulphide in amphibolite-facies rocks and in deposits hosted by clastic sediments. Trace amounts of molybdenite and tellurides are also present in some deposits.*
>
> *This type of gold deposit is characterized by moderately to steeply dipping, laminated fault-fill quartz-carbonate veins in brittle-ductile shear zones and faults, with or without fringing shallow-dipping extensional veins and breccias. Quartz vein textures vary according to the nature of the host structure (extensional vs. compressional). Extensional veins typically display quartz and carbonate fibres at a high angle to the vein walls and with multiple stages of mineral growth, whereas the laminated veins are composed of massive, fine-*

*grained quartz. When present in laminated veins, fibres are subparallel to the vein walls.*

*Individual vein thickness varies from a few centimetres up to 5 m, and their length varies from 10 up to 1000 m. The vertical extent of the mineralization is commonly greater than 1 km and reaches 2.5 km in a few cases.*

*The gold-bearing shear zones and faults associated with this deposit type are mainly compressional and they commonly display a complex geometry with anastomosing and/or conjugate arrays. The laminated quartz-carbonate veins typically infill the central part of, and are subparallel to slightly oblique to, the host structures. The shallow-dipping extensional veins are either confined within shear zones, in which case they are relatively small and sigmoidal in shape, or they extend outside the shear zone and are planar and laterally much more extensive.*

*Stockworks and hydrothermal breccias may represent the main mineralization styles when developed in competent units such as the granophyric facies of differentiated gabbroic sills, especially when developed at shallower crustal levels. Potentially economic grade mineralization also occurs as disseminated sulphides in altered (carbonatized) rocks along vein selvages. Due to the complexity of the geological and structural setting and the influence of strength anisotropy and competency contrasts, the geometry of vein networks varies from simple (e.g. Silidor deposit), to fairly complex with multiple orientations of anastomosing and/or conjugate sets of veins, breccias, stockworks, and associated structures. Layer anisotropy induced by stiff differentiated gabbroic sills within a matrix of softer rocks, or, alternatively, by the presence of soft mafic dikes within a highly competent felsic intrusive host, could control the orientation and slip directions in shear zones developed within the sills; consequently, it may have a major impact on the distribution and geometry of the associated quartz-carbonate vein network. As a consequence, the geometry of the veins in settings with large competence contrasts will be strongly controlled by the orientation of the hosting bodies and less by external stress. The anisotropy of the stiff layer and its orientation may induce an internal strain different from the regional one and may strongly influence the success of predicting the geometry of the gold-bearing vein network being targeted in an exploration program.*

*The veins in greenstone-hosted quartz-carbonate vein deposits are hosted by a wide variety of host rock types; mafic and ultramafic volcanic rocks and competent iron-rich differentiated tholeiitic gabbroic sills and granitoid intrusions are common hosts. However, there are commonly district-specific lithological associations acting as chemical and/or structural traps for the mineralizing fluids as illustrated by tholeiitic basalts and flow contacts within the Tisdale Assemblage in Timmins. A large number of deposits in the Archean Yilgarn craton are hosted by gabbroic ("dolerite") sills and dikes as illustrated by the Golden Mile dolerite sill in Kalgoorlie, whereas in the Superior Province, many deposits are associated with porphyry stocks and dikes. Some deposits are also hosted by and/or along the margins of intrusive complexes (e.g. Perron-*

*Beaufort/North Pascalis deposit hosted by the Bourlamaque batholith in Val d'Or. Other deposits are hosted by clastic sedimentary rocks (e.g. Pamour, Timmins).*

*The metallic geochemical signature of greenstone-hosted quartz-carbonate vein mineralization is Au, Ag, As, W, B, Sb, Te, and Mo, typically with background or only slightly anomalous concentrations of base metals (Cu, Pb, and Zn). The Au/Ag ratio typically varies from 5 to 10. Contrary to epithermal deposits, there is no vertical metal zoning. Palladium may be locally present.*

*At a district scale, greenstone-hosted quartz-carbonate vein deposits are associated with large-scale carbonate alteration commonly distributed along major fault zones and associated subsidiary structures. At a deposit scale, the nature, distribution, and intensity of the wall-rock alteration is controlled mainly by the composition and competence of the host rocks and their metamorphic grade.*

*Typically, the proximal alteration haloes are zoned and characterized – in rocks at greenschist facies – by iron-carbonatization and sericitization, with sulphidation of the immediate vein selvages (mainly pyrite, less commonly arsenopyrite).*

*Altered rocks show enrichments in CO2, K2O, and S, and leaching of Na2O. Further away from the vein, the alteration is characterized by various amounts of chlorite and calcite, and locally magnetite. The dimensions of the alteration haloes vary with the composition of the host rocks and may envelope entire deposits hosted by mafic and ultramafic rocks. Pervasive chromium- or vanadium-rich green micas (fuchsite and roscoelite) and ankerite with zones of quartzcarbonate stockworks are common in sheared ultramafic rocks. Common hydrothermal alteration assemblages that are associated with gold mineralization in amphibolite-facies rocks include biotite, amphibole, pyrite, pyrrhotite, and arsenopyrite, and, at higher grades, biotite/phlogopite, diopside, garnet, pyrrhotite and/or arsenopyrite, with variable proportions of feldspar, calcite, and clinozoisite. The variations in alteration styles have been interpreted as a direct reflection of the depth of formation of the deposits.*

*The alteration mineralogy of the deposits hosted by amphibolite-facies rocks, in particular the presence of diopside, biotite, K-feldspar, garnet, staurolite, andalusite, and actinolite, suggests that they share analogies with gold skarns, especially when they (1) are hosted by sedimentary or mafic volcanic rocks, (2) contain a calc-silicate alteration assemblage related to gold mineralization with an Au-As-Bi-Te metallic signature, and (3) are associated with granodiorite-diorite intrusions.*

***Canadian examples of deposits hosted in amphibolite-facies rocks include the replacement-style Madsen Deposit in Red Lake and the quartz-tourmaline vein and replacement-style Eau Claire Gold Deposit in the James Bay area.***

## 9.0 EXPLORATION

Exploration work completed on the Project prior to 2015 is described in the SRK Technical Report (2015). There has been no new surface exploration work except for core borehole drilling completed on the Project since the SRK Technical Report. Recent core borehole drilling is discussed in Section 10 of this Technical Report.

## 9.1 PROPERTY-WIDE EXPLORATION POTENTIAL

From December 2017 to May 2018 Eastmain staff compiled historic geological and geochemical and geophysical information accumulated over more than 30 years of exploration history on the Clearwater Property. This new compilation was undertaken to re-familiarize staff with the Project and to generate Property-scale interpretations based on this information and new insights obtained from drilling and geological investigations during the 2016-17 exploration program.

A new geological map was generated from historic field observations and aero-magnetic surveys with a view to identifying fold patterns and fold axial planes as a guide to areas on the Property which may show repetitions of the structural style seen at the Eau Claire Gold Deposit.

The Labyrinthe North area (Target 9, Figure 9.1) presents one such environment, dominated by volcaniclastic rocks deformed by a large isoclinal F2 fold. The area is squeezed between two important syn-tectonic plutons. Considering the direction of regional glacial flow and the estimated transport distance, Au soil anomalies suggest a potential source of gold in the Labyrinthe North area. Exploration in this area and others in the north and northeast of the Property during 2018 will focus on geological mapping and trench sampling to generate drill targets (Targets 5 to 8 Figure 9.1).

The regional Cannard Deformation Zone (Targets 1 – 3, 11, 12, Figure 9.1) hosts or is proximal to several known showings including the Knight, Natel and Clovis; all showings with known gold-quartz-tourmaline mineralization. The Cannard Deformation Zone is interpreted as a trans-crustal structure. Exploration in these areas in 2018 will focus on improving drill target selection.

Within a 6 km radius of the Deposit, there are four proposed drill targets which have been addressed in previous reconnaissance drilling and trenching campaigns. Additionally, deep exploration at the Deposit itself falls within this radius. The Spider, Eau Claire North and Beluga targets (Figure 9.2) comprise fold axis/fold limb-related gold tourmaline mineralization that requires further drill testing to establish continuity with previous drill and surface results. The Rosemary target represents a potential porphyry target where gold and copper mineralization has been obtained.

Work in 2018 is proposed to focus on mineralization continuity and target definition at these targets.

Eau Claire deep drilling is planned as Mineral Resource extension drilling, primarily at depth and along the southeast plunge of the Deposit. This work is separate from Mineral Resource conversion drilling (Inferred to Indicated) which will be required as the Project progresses to Pre-Feasibility or Feasibility Studies.

**Figure 9.1 2018 Exploration Target Compilation Map – Clearwater Property**


N
Reginal anticline (interpreted)
Deformation corridor (high strain)
Fold hinge (interpreted)
Intrusive contact (interpreted)
Trace of main schistosity (mesured)
Magnetic structural lineament
Aupapiskatch late brittle fault
Clearwater property claims boundary
Regional showings
Mafic volcanic rocks
Intermediate to felsic volcaniclastic and sedimentary rocks
Felsic intrusive rocks
Proterozoic diabase dykes
4 km
1
2
3
4
5
6
7
8
9
10
11
12
Snake Lake
Clovis

**Figure 9.2 Near Deposit Drill Exploration Targets – Clearwater Property**


N
Beluga prospect
BEL-02
BEL-01
BEL-03
Eau Claire North
new targets
ECN-02
ECN-01
ECN-04
ECN-03
Rosemary
deep extension
RSM-01
RSM-02
RSM-03
Spider
Eau Claire
deep drilling
Snake Lake
Clovis prospect
CLO-01
CLO-02
CLO-03
CLO-04
CLO-06
0 KM
2
4

## 10.0 DRILLING

Drilling completed on the Project prior to 2015 is described in the SRK Technical Report (2015). Between 1976 and 2002, a total of 151 core boreholes (25,715 m) were drilled throughout the Property by Westmin and SOQUEM, both joint venture partners with Eastmain at the time the work was completed. Between 2002 and 2013, 534 core boreholes (177,713 m) were drilled by Eastmain. Since the SRK Mineral Resource Estimate (SRK, 2015) 211 drill holes totalling 78,150 m were completed from 2015 to 2017 by Eastmain. After publication of the 2017 Mineral Resource Estimate by SGS in September of 2017 (Armitage and Hafez, 2017), an additional 19 diamond drill holes were completed testing deeper (sub-400 m) and lateral targets in the Deposit area.

The following is a description of the drilling completed on the Project since the 2015 SRK Technical Report.

### 10.1 2015 DRILL PROGRAM

Eastmain completed 29 drill holes (ER15-553 to -581) totalling 12,898 m at Eau Claire in 2015. The drilling was focused on expanding Measured and Indicated Open Pit and Ramp Accessible Underground Mineral Resources, within the upper portion (top third) of the Deposit.

Assay data from holes 553 to 573 confirms 45 gold-bearing intercepts ranging from 0.50 to 25.6 g/t Au over widths ranging from 2.0 to 11.5 m (see Eastmain news release dated December 22, 2015 posted on SEDAR). Nineteen assay intervals exceeded cut-off grade for underground Mineral Resources (2.5 g/t Au) at Eau Claire, with an average grade of 8.78 g/t Au over an average width of 2.78 m.

Significant Assay Intercepts include:

- 10.4 g/t Au over 2.0 m (Hole 553)
- 9.35 g/t Au over 3.0 m (Hole 556)
- 15.8 g/t Au over 2.0 m (Hole 557)
- 25.6 g/t Au over 2.0 m (Hole 561)
- 5.98 g/t Au over 4.5 m (Hole 566)
- 24.8 g/t Au over 2.0 m (Hole 568)
- 20.4 g/t Au over 3.0 m (Hole 570)
- 6.20 g/t Au over 5.5 m (Hole 572).

2015 drilling confirmed the continuation of gold mineralization laterally to the east Measured and Indicated Mineral Resources identified in the SRK 2015 Technical Report. Several half-metre-wide high-grade vein intersections from ten of the drill holes reported herein contain very-fine-grade visible gold and range in grade from 24.5 to 98.8 g/t Au.

Infill core sampling of previous drill holes was also completed. Infill sampling confirmed a high-grade interval from hole ER08-131, which assayed 6.65 g/t Au over 5.0 m, from within the JQ Vein at a depth of 66.0 m. When combined with assay results from the adjacent P Vein, the intersection provides a composite interval grading 6.75 g/t Au across 13.8 m, lying within the

450 West Zone. A total of 1,438 infill core samples were taken during the 2015 exploration program. Infill sampling of near-surface intervals within potential open-pit areas may contribute to current Mineral Resources.

## 10.2 2016-2017 DRILL PROGRAM

In August 2016, Eastmain announced an $8.8 M, 63,300 m drill program at the Property. At Eau Claire, 49,500 m of the program were planned to improve Mineral Resource classification and confidence at the 450W Zone by infill drilling at shallow, pit-accessible depths (surface to 150 m depth); infill of deeper veins (150 - 400 m depth); and testing strike extensions of near surface high-grade veins within the known Mineral Resource and beyond the Deposit's current limits. Approximately 6,200 m were planned to expand the 850W Zone mineralization as a result of step-out drilling and the infilling of Inferred Mineral Resource domains.

In addition, 7,600 m of exploration drilling were allocated to test six additional mineralized zones on the Property. This phase of drilling targeted near-surface mineralization where grab and trench sampling and limited drilling reported numerous results ranging from 5 g/t to 30 g/t Au. The Snake Lake and Clovis Lake Zones were the primary targets located 1.8 km and 3 km east of the Deposit. Regional Property drilling was also planned to test satellite targets including Natel (8 km E), Knight (13 km E), Serendipity (16 km E) and Beluga (5 km N).

As of August 25, 2017 (the effective date of the SGS 2017 Mineral Resource Estimate), a total of 182 drill holes for 65,252 m were completed in 2016 (ER16-582 to -671) and 2017 (ER15-672 to -786). Subsequent to the publication of the 2017 Mineral Resource Estimate by SGS on September 11, 2017 (Armitage and Hafez, 2017), Eastmain completed an additional 19 drill holes in the Deposit area totalling 14,884 m targeting the 400 – 850 m vertical depth levels (ER17-787 to -813); not all holes in the sequence were completed in the Deposit area).

Significant drill intercepts of the 2016 and 2017 drilling are presented in Appendix B and are summarized below. Company press releases issued October 24, 2016, December 1, 2016 and January 4, 2017, February 7, 2017, March 6, 2017, March 29, 2017, April 26, 2017, May 16, 2017, June 01, 2017, July 27, 2017, August 30, 2017 and November 6, 2017 provide further details related to results of exploration at the Deposit.

### 10.2.1 Selected Drilling Highlights for 2016 and 2017

- ER16-583 — 10.2 g/t Au over 1.0 m
- ER16-584 — 79.7 g/t Au over 0.5 m and
  11.5 g/t Au over 13.5 m,
  incl. 21.3 g/t Au over 5 m
- ER16-606 — 43.1 g/t Au over 2.0 m
  incl. 96.8 g/t Au over 1.0 m
- ER16-617 — 15.8 g/t Au over 3.5 m
  incl. 66.6 g/t Au over 0.7 m
- ER16-602 — 35.3 g/t Au over 0.7 m
- ER16-608 — 67.7 g/t Au over 2.4 m (vertical depth – 216 m) and

6.17 g/t Au over 5.3 m

- ER16-617 15.8 g/t Au over 3.5 m (vertical depth – 171 m)
  incl. 66.6 g/t Au over 0.8 m
- ER16-620 6.74 g/t Au over 6.6 m (vertical depth – 118 m)
  incl. 31.3 g/t over 1.0 m
- ER16-662 17.0 g/t Au over 7.1 m,
  incl. 54.6 g/t Au over 0.7 m, at a vertical depth of 302 m
- ER16-621 20.2 g/t Au over 1.5 m,
  incl. 49.1 g/t Au over 0.5 m, at a vertical depth of 235 m
- ER16-645 14.6 g/t Au over 1.7 m,
  incl. 12.4 g/t Au over 1.0 m, at a vertical depth of 270 m
- ER16-632 5.79 g/t Au over 4.1 m,
  incl. 11.9 g/t Au over 1.6 m, at a vertical depth of 256 m
- ER17-674 8.31 g/t Au over 13.3 m,
  incl. 11.4 g/t Au over 8.8 m;
  4.28 g/t Au over 2.3 m at a vertical depth of 233 m;
  11.4 g/t Au over 2.5 m,
  incl. 45.5 g/t Au over 0.5 m at a vertical depth of 245 m
- ER16-666 8.95 g/t Au over 4.6 m,
  incl. 20.4 g/t Au over 1.8 m at a vertical depth of 296 m
- ER16-658 5.6 g/t Au over 11.3 m,
  incl. 11.9 g/t Au over 2.3 m and
  incl. 7.82 g/t Au over 3.9 m, at a vertical depth of 366 m
- ER17-681 3.02 g/t Au over 11.0 m,
  incl. 4.48 g/t Au over 6.0 m at a vertical depth of 122 m.

Near surface (maximum vertical depth of 100 m) results:

- ER17-695 14.1 g/t Au over 6.2 m,
  incl. 73.1 g/t Au over 1.0 m
- ER17-702 50.4 g/t Au over 0.5 m and
  2.87 g/t Au over 0.6 m
- ER17-700 4.80 g/t Au over 4.0 m and
  6.29 g/t Au over 0.5 m
- ER17-686 4.89 g/t Au over 4.5 m and
  3.50 g/t Au over 2.0 m.

Shallow underground (vertical depth 100 - 300 m) results:

- ER17-689 47.4 g/t Au over 1.5 m
- ER17-696 26.8 g/t Au over 2.5 m,
  incl. 54.9 g/t Au over 1.0 m, 19.5 g/t Au over 1.3 m
- ER16-648 29.3 g/t Au over 1.0 m.

Shallow underground (vertical depth 100 - 400 m) results:

- ER17-697 43.7 g/t Au over 2.0 m,
  incl. 73.4 g/t Au over 1.0 m
- ER17-706 6.54 g/t Au over 9.0 m,
  incl. 16.7 g/t Au over 2.5 m,
  incl. 66.6 g/t Au over 0.5 m

- ER17-711 9.98 g/t Au over 5.0 m,
  incl. 33.7 g/t Au over 1.0 m,
  11.9 g/t Au over 1.0 m
- ER17-703 9.77 g/t Au over 3.5 m,
  7.78 g/t Au over 2.9 m, and
  70.7 g/t Au over 0.6 m.

Near surface (maximum vertical depth of 100 m) results:

- ER17-708 20.0 g/t Au over 2.1 m, and
  63.4 g/t Au over 0.5 m
- ER17-712 4.37 g/t Au over 5.0 m, and
  10.1 g/t Au over 1.0 m
- ER17-705 16.2 g/t Au over 1.6 m.

Near surface (maximum vertical depth of 100 m) results:

- ER17-718 30.6 g/t Au over 4.9 m,
  incl. 254 g/t Au over 0.5 m
- ER17-713 20.7 g/t Au over 2.2 m, and
  46.4 g/t Au over 0.7 m
- ER17-736 72.6 g/t Au over 0.5 m
- ER17-717 37.7 g/t Au over 0.9 m,
  32.8 g/t Au over 0.5 m, and
  3.44 g/t Au over 4.3 m.

Shallow underground (vertical depth 100 - 300 m) results:

- ER17-723 42.3 g/t Au over 3.7 m,
  incl. 206 g/t Au over 0.5 m
- ER17-723 51.8 g/t Au over 0.5 m
- ER17-734 5.66 g/t Au over 6.8 m,
  incl. 17.9 g/t Au over 1.0 m
- ER16-725 63.4 g/t Au over 0.5 m, and
  31.6 g/t Au over 0.7 m.

Near surface (maximum vertical depth of 100 m) results:

- ER17-727 34.5 g/t Au over 1.5 m,
  incl. 50.0 g/t Au over 0.5 m
- ER17-730 48.8 g/t Au over 0.5 m
- ER17-757 21.8 g/t Au over 1.1 m,
  incl. 37.4 g/t Au over 0.6 m.

Shallow underground (vertical depth 100 - 400 m) results:

- ER17-720 10.2 g/t Au over 8.5 m,
  incl. 24.3 g/t Au over 2.0 m
- ER17-744 5.36 g/t Au over 5.4 m,
  incl. 13.3 g/t Au over 1.9 m
- ER17-729 6.10 g/t Au over 3.5 m,
  incl. 10.8 g/t Au over 1.5 m.

- ER17-776 Drilled along High-Grade Schist ("HGS")-02 Vein over 143 m and includes multiple major intercepts:
  6.25 g/t Au over 4.5 m,
  incl. 9.36 g/t Au over 1.5 m
  15.3 g/t Au over 6.0 m,
  incl. 41.6 g/t Au over 2.0 m
  3.98 g/t Au over 8.3 m,
  incl. 8.70 g/t Au over 2.5 m
  7.09 g/t Au over 35.8 m,
  incl. 9.23 g/t Au over 13.7 m,
  incl. 12.8 g/t Au over 4.5 m.

- ER17-774 30.8 g/t Au over 4.1 m
  - Intersected a HGS Vein at 529 m depth, located 300 m below and down-dip from the nearest HGS Vein
  - Represents either a new HGS Vein at depth, or an extension of a known HGS Vein at depth and to the east.

New shallow visible gold mineralization in quartz veining identified approximately 1.0 km SE of Eau Claire's 450W Zone outcrop

- ER17-771 226 g/t Au over 0.5 m – vertical depth of 69 m.

HGS drilling using an oblique, shear parallel hole confirmed the predicted locations of HGS-02 and HGS-04 Veins in the updated Mineral Resource model:

- ER17-777 5.84 g/t Au over 16.8 m,
  incl. 55.5 g/t Au over 0.5 m
- ER17-777 8.71 g/t Au over 5.5 m,
  incl. 64.0 g/t Au over 0.5 m
- ER17-777 3.38 g/t Au over 10.2 m,
  incl. 6.36 g/t Au over 2.5 m.

Other Deep Domain exploration highlights include:

- ER17-786 34.6 g/t Au over 1.1 m
- ER17-782 15.9 g/t Au over 2.1 m,
  incl. 28.1 g/t Au over 1.1 m
- ER17-775 2.50 g/t Au over 10.1 m
  incl. 11.5 g/t Au over 0.5 m.

Interpreted extension of the HGS-02 Vein by 135 m down dip (ER17-803 - vertical depth 550 m) and 50 m to the east (ER17-793 - vertical depth 400 m)

- ER17-803 8.7 g/t Au over 11.8 m;
  incl. 14.0 g/t Au over 5.0 m and a second interval of
  6.3 g/t Au over 12 m
  incl. 13.5 m over 3.5 m
- ER17-793 4.31 g/t Au over 11.4 m
  incl. 10.9 g/t Au over 3.3 m.

## 10.3 DRILL HOLE SPOTTING, DRILL HOLE SURVEY

All drill holes were initially spotted using a simple hand-held GPS system. On a regular basis during the ongoing drilling program, final drill hole collars were surveyed by Eastmain personnel using a Trimble R6 Model 3 multi-channel, multi-frequency GPS receiver, antenna, and data-link radio system. All drill hole locations were planned and recorded in UTM NAD83 Zone 18U coordinate space.

## 10.4 DOWN HOLE ORIENTATION SURVEYS

For the 2015 to 2017 drill programs, Eastmain used a Reflex TN14 gyrocompass to align the drill rig to the correct azimuth and dip. For down hole surveying Eastmain used a Reflex EZ-TRAC XTF downhole survey tool. Core orientation data was also collected, beginning at the drill collar, using a Reflex ACT III device.

## 11.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

Sample preparation, analyses and security for the Eau Claire Gold Deposit prior to 2015 is described in the Technical Report on the Project by SRK (2015).

## 11.1 DRILL CORE SAMPLING AND SECURITY

During core-logging, the logging geologist is responsible for determining appropriate sample intervals and boundaries.

### 11.1.1 Core Sampling Cutting and Retention

Prior to the 2016-17 drill program, Eastmain drilled core was sampled in 50 cm or 100 cm lengths, 100 cm generating the largest reasonable sample weight for delivery to assay labs. Beginning in 2016, sampling lengths were allowed to vary at the logger's discretion as follows;

- sample intervals to 'float' up to the maximum reasonable HQ sampling size of 1 m and maintain a rigid lower sample limit of 50 cm.
- As the logger sets out samples along core, they will assure that the last sample before the vein ends at the vein (zone) contact. As no sample should be longer than 1 m, the logger may need to adjust the last two samples above the vein to accommodate an odd length (ex. 1.3 m between last 1 m sample and vein – split to two samples at 0.7 m and 0.6 m).
- Similarly, on leaving the vein (using a 0.5 m sampling section) the last sample may be adjusted to up to 1 m to meet the footwall contact (ex. interval from last 0.5 m sample to FW contact is 0.7 m – take a 0.7 m sample).

Departing the vein zone or altered zone, continue on the regular 1 m interval.

During the geological and geotechnical logging procedures, core orientation data is collected. A core orientation line is drawn along the core as a marker for the "bottom" of the core. This line orientation is drawn from ACTIII tool-derived markings placed at the end of core runs by the drillers at the drill. While logging, this line is generally at the top of the core.

Before core sample cutting, in order to protect the orientation line, the core is rotated counter clockwise ("down") in the box so that the line parallels the rim of the core groove in the box. The cutter removes the core and places the core the same way (line to his left) and cuts the core at 90° to the location of the core orientation line (Figure 11.1). The cutter then replaces the sawn core halves in the box the same way they were removed, orientation line against the 'lower' rim of the core groove in the box.

The sampler subsequently removes the sample halves without the core orientation line and places these in the designated bags for the laboratory and rotates the half with the orientation line flat in the box, protecting the line for future use. The "right half" of the core is always sample.

As a result of this orientation protection procedure, samples are not always cut perpendicular to the main foliation or bedding (i.e. not cut along the major axis of the ellipse formed by the lithological plane intersecting the core). There is some concern that a sampling bias (more vein / less vein) might result in any given length of core. However, most drilling is planned to be as perpendicular as possible to the strike of bedding and structure, given that holes by necessity enter the zone oblique to dip, as a result, core cuts as true as is possible and sample cutting should generally be as close to the major ellipsoid axis as possible. In areas where there is deformation that causes the ellipsoid axis to rotate away from the core orientation line and a more oblique sample is taken, there is no perception that it is regular enough or pervasive enough that a general assay vs cutting bias exists.

Figure 11.1 Drill Core Showing Cuts



Note: Core orientation line rolled "down" to groove edge. Cut line in yellow.

Sample intervals are chosen based on alteration, veining and sulphide content which is sometimes coincident with lithological changes. All samples are recorded to the nearest 0.1 m with ends identified by a grease pencil.

Core is cut in half by a segmented diamond blade. Both halves are placed back in the core tray. An assay tag is stapled onto the tray of the wooden core box at the end of each sample. Once the whole core is cut, half of each sample was placed in an appropriately-labelled plastic bag which contains an assay tag. The labelled bag containing the sample and the assay tag is submitted to the laboratory for analysis.

Sample bags were sealed with tape, and placed into standard fibre rice shipping bags, weighing approximately 10 kg when shipped. The bags were then sealed with fibre or electric tape.

The samples were transported by truck and/or ATV to the storage pad and stored in a locked container. Every Thursday the samples were driven from the storage container via a Cree Express truck, directly to the ALS Chemex Labs, located in Sudbury, Ontario, for crushing and sample preparation.

## 11.2 SAMPLE PREPARATION

Sample processing is carried out at ALS's lab in Sudbury where all rock and core samples are dried followed by crushing the entire sample to better than 70% passing through a 2 mm screen. A split of up to 1,000 g is taken and pulverized to better than 85 % passing a 75 micron screen. This method is appropriate for rock chip or drill samples. The pulps were then couriered to the ALS Global laboratory in Vancouver, Canada.

## 11.3 DRILL CORE ASSAY ANALYSIS AND GEOCHEMISTRY

Since 2002, Eastmain has an established Analytical Quality Assurance Program to control and assure the analytical quality of assays in its exploration programs. This protocol includes the systematic addition of blank samples and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories, while certified standards determine the analytical accuracy and precision of the laboratory procedure. Generally, check sample inserts approximate 5% of sample flow from Project sites. For 2016, approximately 10% of the sample stream delivered to the assay laboratories for the Project are for Quality Assurance/Quality Control ("QA/QC" )

Pulp (inline split of 100-150 g) and coarse reject (inline split of 250-500 g) lab duplicates are also acquired by the primary lab at a rate of 2 each per hundred samples submitted and shipped to a second independent lab for further sample QA/QC.

The Company's main assay contractor is ALS Chemex. Once received by ALS, samples were weighed, dried and finely crushed to better than 70% passing 2 mm (Tyler 10 mesh). A split of 1,000 g was taken using a riffle splitter and pulverized to better than 85% passing a 75 micron (Tyler 200 mesh) screen (package PREP-31B).

Over time the Eastmain fire assay protocol has evolved at its projects. All samples were initially assayed for gold using a conventional fire assay procedure with and inductively coupled plasma – atomic emission spectrometry ("ICP-AES") finish on 50 g sub-samples (package code Au-ICP22). The detection limits of this method are 1 ppb to 10 g gold per tonne (g/t Au). Samples containing more than 500 ppb Au are re-assayed using a second 50 g aliquot by fire assay with an atomic absorption spectroscopy ("AAS") finish on (package code Au-AA24). The detection limits of this method are 5 ppb to 10 g/t Au.

Samples containing more than 5.0 g/t Au are re-assayed twice using a fire assay with a gravimetric finish (package code Au-GRA22) with detection limits of 50 ppb to 1,000 g/t Au.

In 2016, the AU-ICP22 procedure was discontinued and all samples were immediately tested with Au-AA24. Additionally, no secondary assay of >10.0 g/t Au samples is currently undertaken.

All samples are also analyzed for a suite of 47 trace elements using inductively coupled plasma ("ICP") methods. The element suite includes, among others: silver, bismuth, copper, cadmium, cobalt, lead, nickel, zinc, arsenic, antimony, manganese, molybdenum, tellurium, vanadium and barium. A prepared 0.50 g sample was digested with perchloric, nitric and hydrofluoric acids.

The residue was dissolved in nitric and hydrochloric acids and diluted to a final volume with de-ionized water. The resulting solution was analyzed by inductively coupled plasma-atomic emission spectrometry ("ICP-AES"). Base metal concentrations that exceed detection limits (usually > 1%) and silver are re-analysed via dilution and re-analysed by inductively coupled plasma - mass spectrometry ("ICP-MS"). Results were corrected for spectral inter-element interference.

## 11.4 DENSITY

Eastmain submitted 137 sample pulps from 2016 core samples (representing NQ-size half core) to ALS Minerals of North Vancouver for density determinations by pycnometry (see Section 14.6 of this Technical Report for results).

## 11.5 QA/QC OF 2015 CORE SAMPLES

The results of the 2015 QA/QC program (June 2015 through December 2015) have been written by Eastmain and were reviewed by SGS.

### 11.5.1 Lab QA/QC

Internal QA/QC samples were used by ALS to detect and measure the magnitude of laboratory error associated with the measurement of gold and other elements in each sample. Tracking the QC data allowed an acceptable degree of confidence in the assay values to be maintained by monitoring the performance of the lab on these reference samples of known composition. Laboratory quality control results were reported by ALS on separate certificates, as well as digitally with the sample assay results.

The laboratory routinely completes duplicate analyses of random samples. The duplicate assay data is used by the laboratory for internal quality control monitoring, to provide an estimate of the reproducibility related to the uncertainties inherent in the analytical method and homogeneity of the pulps. The precision, or relative percent difference calculated for the pulp duplicates (that is the likeness of the second cut to the first) is expected to be less than 10%. This means that at the 95% confidence level (or 19 times out of 20) the duplicate pulp assay will be +/- 10% of the original assay. Duplicate assay results falling outside these acceptable limits may indicate that pulverizing specifications should be changed, or that alternative methods such as screened metallics for gold, should be considered. Duplicate assays also give a good idea of the extent of variability being dealt with on a given deposit. SGS believes that the results of the ALS internal duplicate sampling, conducted from June 2015 through December 2015, are satisfactory.

As conveyed above, ALS Labs analyses internal blanks and standards as part of their own, independent QA/QC program. An analysis of the results for Au-ICP22, Au-GRA22, ME-MS61, and S-IR08, the first two reporting gold in ppb, the third silver in ppm, and the fourth sulphur in percent, show that results are all within acceptable industry parameters. Upon review of the results for the 47 elements analyzed on top of silver, for the ME-MS61 method, SGS found that they are also within acceptable industry parameters.

### 11.5.2 Eastmain QA/QC

In addition to the ALS internal QC protocol, Eastmain inserted blanks and control standards with channel and drill core sample collections throughout the 2015 exploration program as part of the QA/QC procedure. Blanks and standards (certified reference materials) underwent the same sample preparation and analysis as the rock samples with which they were delivered. For drill core samples, an effort was made to insert one blank and one standard at regular intervals with every 50 samples sent for assay. Standards were included in channel sample collections less frequently. A total of 222 standards and 218 blanks were submitted to the laboratory for quality assurance purposes, which together comprise 4.1% of all drill core and channel samples assayed in 2015.

The results of the 2015 QA/QC program on the Project indicate there are no significant issues with the drill core assay data. The data verification programs undertaken on the data collected from the Project support the geological interpretations, and the analytical and database quality, and therefore data can support Mineral Resource estimation.

## 11.6 QA/QC OF 2016 - 2017 CORE SAMPLES

The results of the 2016-2017 (October 2016 through February 2017) QA/QC program have been written by Eastmain and reviewed by SGS.

### 11.6.1 Lab QA/QC

As for 2015, internal QA/QC samples were used by ALS to detect and measure the magnitude of laboratory error associated with the measurement of gold and other elements in each sample. The results of the ALS internal duplicate sampling, conducted from October 2016 through February 2017, are satisfactory.

### 11.6.2 Eastmain QA/QC

Eastmain inserted blanks and control standards during drill core sample collections throughout the 2016 drill program as part of the QA/QC procedure. Blanks and standards underwent the same sample preparation and analysis as the drill samples with which they were delivered. An effort was made to insert one blank and two standards at regular intervals with every 50 samples sent for assay. Standards were inserted where the sample numbers ended in '00', '25', '50', and '75' and blanks were inserted where the sample number ended in '07' and '57'. A total of 911 standards and 522 blanks were submitted to the laboratory for quality assurance purposes, which together comprise 6.5% of all drill core samples assayed in 2016.

The results of the 2016 QA/QC program on the Project indicate there are no significant issues with the drill core assay data. The data verification programs undertaken on the data collected from the Project support the geological interpretations, and the analytical and database quality, and therefore the data can support Mineral Resource estimation.

## 11.8 QA/QC OF 2017 CORE SAMPLES

The results of the 2017 QA/QC program (Phase 1: February 2017 through June 2017 and Phase 2: July 2017 through February 2018) have been written by Eastmain and reviewed by SGS. The results of the QA/QC program are detailed in Appendix C.

### 11.8.1 Lab QA/QC

As for 2016-2017, internal QA/QC samples were used by ALS to detect and measure the magnitude of laboratory error associated with the measurement of gold and other elements in each sample. The results of the ALS internal duplicate sampling, conducted from February 2017 through June 2017 (Phase 1) and July 2017 through February 2018 (Phase 2) are satisfactory.

### 11.8.2 Eastmain QA/QC

Eastmain inserted blanks and control standards during drill core sample collections throughout the 2017 drill program as part of the QA/QC procedure. Blanks and standards underwent the same sample preparation and analysis as the drill samples with which they were delivered. An effort was made to insert one blank and two standards at regular intervals with every 50 samples sent for assay. Standards were inserted where the sample numbers ended in '00', '25', '50', and '75' and blanks were inserted where the sample number ended in '07' and '57'. For Phase 1, a total of 1,273 standards and 695 blanks were submitted to the laboratory for quality assurance purposes, which together comprise 6.6% of all drill core samples assayed in this program. For Phase 2, a total of 1210 standards and 613 blanks were submitted to the laboratory for quality assurance purposes, which together comprise 6.0% of all drill core samples assayed in this program.

The results of the 2017 QA/QC program on the Project are presented in Appendix C. The results indicate there are no significant issues with the drill core assay data. The data verification programs undertaken on the data collected from the Project support the geological interpretations, and the analytical and database quality, and therefore the data can support Mineral Resource estimation.

## 12.0 DATA VERIFICATION

Data Verification for the Eau Claire Gold Deposit prior to 2015 is described in the SRK Technical Report (2015).

With respect to the 2015 to 2017 drill programs, all geological data has been reviewed and verified by SGS as being accurate to the extent possible and to the extent possible all geologic information was reviewed and confirmed.

SGS visually inspected the core on site and a number of the significant gold intercepts from the 2015 to 2017 drill programs. SGS conducted check sampling of core during a Property visit in February of 2018 (see below for results).

SGS considers that the assay sampling and extensive QA/QC sampling of core by Eastmain provides adequate and good verification of the data and SGS believes the work to have been done within the guidelines of NI 43-101.

## 12.1 RESULTS OF DRILL CORE CHECK SAMPLING

During the 2018 site visit, SGS collected 44 independent verification core samples from two recent drill holes from the Deposit (Table 12.1). The verification samples were collected by cutting previously ½ split and sampled core for sample intervals previously sampled by Eastmain. The samples were ¼ cut, bagged and shipped by Eastmain personnel using the same cutting, sampling shipping and sample security procedures used during Eastmain's drill programs. Samples chosen for assay analysis by SGS were shipped directly to the SGS laboratory in Lakefield, Ontario. At the SGS lab, all samples were weighed, dried, crushed to 75% passing through a 2 mm screen and a subsample of 250 g was pulverized to 85% passing through a 75 µm screen. All samples were analyzed for gold (50 g pulp sample) by fire assay with an AAS finish. All samples returning a value >5 g/t Au were re-analysed (50 g pulp sample) by fire assay with a gravimetric finish.

A comparison of the Eastmain and SGS gold grades data was completed. The results of the comparison are presented in Table 12.1 and Figure 12.1. The date shows some scatter (Figure 12.1), as would be expected in a high-grade gold deposit and suggests there is likely a bit of a coarse gold problem. However, except for one sample (W309136/Q197412), the data shows good correlation and the weighted average of the two intercepts is similar (Table 12.1). SGS recommends that Eastmain consider periodically sending quarter split core to an umpire laboratory as part of the QA/QC program. SGS realizes that the check assay program is limited and only represents a very small portion of the overall database 44 vs > 10,000 assays (<0.4%).

SGS considers there to be good correlation between the independent verification samples analyzed by SGS and the original analyses in the Eastmain database (Table 12.1). Grade variation is evident in some samples, however, SGS considers the due diligence results to be acceptable.

Based upon the evaluation of the QA/QC program undertaken by Eastmain and the due diligence sampling by SGS, it is SGS's opinion that the results are acceptable for use in the current Mineral Resource Estimate.

**TABLE 12.1**
**LIST OF 44 INDEPENDENTLY RE-ASSAYED SAMPLES EAU CLAIRE GOLD DEPOSIT DATABASE AU (G/T) VS INDEPENDENT SGS AU (G/T)**

| Drill Hole Number | Sample Number | | From (m) | To (m) | Length (m) | Au (g/t) | | Difference (%) | Wt. Average (gpt/m) | | Difference (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Eastmain | SGS | | | | Eastmain | SGS | | Eastmain | SGS | |
| ER17-793 | W309124 | Q197401 | 425.20 | 425.70 | 0.50 | 0.117 | 0.084 | -28.21 | | | |
| ER17-793 | W309126 | Q197402 | 425.70 | 426.20 | 0.50 | 0.102 | 0.044 | -56.86 | | | |
| ER17-793 | W309127 | Q197403 | 426.20 | 427.20 | 1.00 | 2.310 | 3.788 | 63.98 | | | |
| ER17-793 | W309128 | Q197404 | 427.20 | 427.70 | 0.50 | 1.815 | 1.477 | -18.62 | | | |
| ER17-793 | W309129 | Q197405 | 427.70 | 428.20 | 0.50 | 1.015 | 4.223 | 316.06 | | | |
| ER17-793 | W309130 | Q197406 | 428.20 | 428.70 | 0.50 | 0.036 | 0.049 | 36.11 | | | |
| ER17-793 | W309131 | Q197407 | 428.70 | 429.20 | 0.50 | 17.200 | 21.520 | 25.12 | | | |
| ER17-793 | W309132 | Q197408 | 429.20 | 430.00 | 0.80 | 2.160 | 2.318 | 7.31 | | | |
| ER17-793 | W309133 | Q197409 | 430.00 | 430.50 | 0.50 | 1.285 | 2.106 | 63.89 | | | |
| ER17-793 | W309134 | Q197410 | 430.50 | 431.00 | 0.50 | 20.500 | 18.810 | -8.24 | | | |
| ER17-793 | W309135 | Q197411 | 431.00 | 431.50 | 0.50 | 16.650 | 12.730 | -23.54 | | | |
| ER17-793 | W309136 | Q197412 | 431.50 | 432.00 | 0.50 | 12.850 | 100.470 | 681.87 | | | |
| ER17-793 | W309137 | Q197413 | 432.00 | 432.50 | 0.50 | 4.110 | 5.220 | 27.01 | | | |
| ER17-793 | W309138 | Q197414 | 432.50 | 433.00 | 0.50 | 2.670 | 2.783 | 4.23 | | | |
| ER17-793 | W309139 | Q197415 | 433.00 | 433.50 | 0.50 | 3.350 | 4.750 | 41.79 | | | |
| ER17-793 | W309140 | Q197416 | 433.50 | 434.00 | 0.50 | 0.774 | 0.482 | -37.73 | | | |
| ER17-793 | W309141 | Q197417 | 434.00 | 434.50 | 0.50 | 0.027 | 0.031 | 14.81 | 4.87/9.3 | 10.0/9.3 | 105.3 |
| Excluding sample W309136/Q197412 | | | | | | | | | 4.41/8.8 | 4.86/8.8 | 10.2 |
| ER17-803 | W104744 | Q197418 | 558.50 | 559.00 | 0.50 | 0.014 | 0.098 | 600.00 | | | |
| ER17-803 | W104745 | Q197419 | 559.00 | 559.50 | 0.50 | 0.951 | 0.319 | -66.46 | | | |
| ER17-803 | W104746 | Q197420 | 559.50 | 560.00 | 0.50 | 0.930 | 1.415 | 52.15 | | | |
| ER17-803 | W104747 | Q197421 | 560.00 | 560.75 | 0.75 | 6.630 | 3.631 | -45.23 | | | |
| ER17-803 | W104748 | Q197422 | 560.75 | 561.25 | 0.50 | 31.000 | 12.510 | -59.65 | | | |
| ER17-803 | W104749 | Q197423 | 561.25 | 561.75 | 0.50 | 12.550 | 15.220 | 21.27 | | | |
| ER17-803 | W104751 | Q197424 | 561.75 | 562.25 | 0.50 | 28.400 | 38.810 | 36.65 | | | |

**TABLE 12.1**
**LIST OF 44 INDEPENDENTLY RE-ASSAYED SAMPLES EAU CLAIRE GOLD DEPOSIT DATABASE AU (G/T) VS INDEPENDENT SGS AU (G/T)**

| Drill Hole Number | Sample Number | | From (m) | To (m) | Length (m) | Au (g/t) | | Difference (%) | Wt. Average (gpt/m) | | Difference (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Eastmain | SGS | | | | Eastmain | SGS | | Eastmain | SGS | |
| ER17-803 | W104752 | Q197425 | 562.25 | 562.75 | 0.50 | 4.620 | 34.570 | 648.27 | | | |
| ER17-803 | W104753 | Q197426 | 562.75 | 563.25 | 0.50 | 1.255 | 1.486 | 18.41 | | | |
| ER17-803 | W104754 | Q197427 | 563.25 | 563.75 | 0.50 | 4.140 | 2.465 | -40.46 | | | |
| ER17-803 | W104755 | Q197428 | 563.75 | 564.25 | 0.50 | 12.000 | 7.620 | -36.50 | | | |
| ER17-803 | W104756 | Q197429 | 564.25 | 564.75 | 0.50 | 9.010 | 11.390 | 26.42 | | | |
| ER17-803 | W104758 | Q197430 | 564.75 | 565.25 | 0.50 | 20.300 | 9.210 | -54.63 | | | |
| ER17-803 | W104759 | Q197431 | 565.25 | 565.75 | 0.50 | 16.700 | 30.360 | 81.80 | | | |
| ER17-803 | W104760 | Q197432 | 565.75 | 566.25 | 0.50 | 6.620 | 8.170 | 23.41 | | | |
| ER17-803 | W104761 | Q197433 | 566.25 | 566.75 | 0.50 | 0.283 | 0.355 | 25.44 | | | |
| ER17-803 | W104762 | Q197434 | 566.75 | 567.25 | 0.50 | 8.070 | 4.940 | -38.79 | | | |
| ER17-803 | W104763 | Q197435 | 567.25 | 567.75 | 0.50 | 4.280 | 7.580 | 77.10 | | | |
| ER17-803 | W104764 | Q197436 | 567.75 | 568.25 | 0.50 | 2.280 | 4.647 | 103.82 | | | |
| ER17-803 | W104765 | Q197437 | 568.25 | 568.75 | 0.50 | 3.930 | 2.440 | -37.91 | | | |
| ER17-803 | W104766 | Q197438 | 568.75 | 569.25 | 0.50 | 6.030 | 5.530 | -8.29 | | | |
| ER17-803 | W104767 | Q197439 | 569.25 | 569.75 | 0.50 | 6.250 | 8.630 | 38.08 | | | |
| ER17-803 | W104768 | Q197440 | 569.75 | 570.25 | 0.50 | 10.500 | 8.700 | -17.14 | | | |
| ER17-803 | W104769 | Q197441 | 570.25 | 570.75 | 0.50 | 4.910 | 3.649 | -25.68 | | | |
| ER17-803 | W104770 | Q197442 | 570.75 | 571.25 | 0.50 | 0.038 | 0.042 | 10.53 | | | |
| ER17-803 | W104771 | Q197443 | 571.25 | 571.75 | 0.50 | 0.064 | 0.087 | 35.94 | | | |
| ER17-803 | W104772 | Q197444 | 571.75 | 572.25 | 0.50 | 0.107 | 0.097 | -9.35 | 7.46/13.8 | 8.18/13.8 | 9.65 |

**Figure 12.1 44 Independently Re-Assayed Samples – Eau Claire Gold Deposit Database Au (g/t) vs Independent SGS Au (g/t)**
**(A) with and (B) without Sample W309136/Q197412**


A
Independent Check Sampling: Eastmain vs SGS
W309136/Q197412
R² = 0.2451
SGS (Au g/t)
Eastmain (Au g/t)
0.000
20.000
40.000
60.000
80.000
100.000
120.000
5.000
10.000
15.000
20.000
25.000
30.000
35.000
40.000


B
Independent Check Sampling: Eastmain vs SGS
R² = 0.5213
SGS (Au g/t)
Eastmain (Au g/t)
0.000
5.000
10.000
15.000
20.000
25.000
30.000
35.000
40.000

## 13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

### 13.1 GENERAL

Three Eau Claire Gold Deposit metallurgical testwork programs have been reported in the last decade. In addition, SGS reported April 25, 2017 on a separate mineralogical study of two composite samples; supplementing mineralogical observations in the earlier metallurgical studies.

### 13.2 COREM REPORT FOR SOQUEM "TESTS METALLURGIQUES SUR LE DEPOT AURIFERE DE LA ZONE EAU CLAIRE SITUEE SUR LA PROPRIERE CLEARWATER", DECEMBER, 2001.

Four composite samples were prepared, designated vein R, Vein J/Q, Vein 16, and Vein P. Native gold was dominant in all four samples with minor gold present as tellurides.

Grindability for the four samples was determined using the "Karra" method which is said to yield work index values similar to the Bond index. It is not intended to replace the Bond method and results should be viewed with caution. Karra index values ranged from 16.7 to18.2 kWh/t; values that are not compatible with more recent work (see subsection13.3 and 13.4).

Gravity concentration tests were conducted in duplicate on all samples. There was poor agreement between the two sets of tests and the results are not considered reliable.

Direct cyanidation tests were conducted on all four samples, with and without prior gravity concentration. Test details are not available but gold recoveries after 46 hours retention time were 95.7% to 98.6%, with relatively high consumption of lime and cyanide.

### 13.3 SGS LAKEFIELD RESEARCH "THE RECOVERY OF GOLD AND TELLURIUM FROM CLEARWATER PROJECT SAMPLES OCTOBER 4, 2010", PREPARED FOR EASTMAIN RESOURCES INC.

Four composite samples were prepared, designated vein R, Vein J/Q, Vein 16, and Vein P, plus one master composite. The composites were prepared from assay reject material in freezer storage at SGS from analytical work completed in 2008.

Head grades for the composites were obtained by the screen metallic method and are summarized in Table 13.1.

| TABLE 13.1<br>COMPOSITE HEAD GRADES | | |
|---|---|---|
| Composite | Au<br>g/t | Ag<br>g/t |
| Vein JQ | 11.1 | 4.0 |
| Vein P | 14.0 | 4.9 |
| Vein R | 10.9 | 4.5 |
| Vein S | 37.7 | 7.6 |
| Master | 18.6 | 4.3 |

Bond ball mill index measurements were made at a closing screen of 150 microns on all composites. The measurements indicate relatively soft material for all four samples (Table 13.2).

| TABLE 13.2<br>BOND BALL MILL INDEX<br>MEASUREMENTS | |
|---|---|
| Composite | BWi<br>kWh/t |
| Vein JQ | 10.4 |
| Vein P | 11.1 |
| Vein R | 10.9 |
| Vein S | 10.2 |

Gravity concentration was tested on all five composites, utilizing a Knelson concentrator followed by a Mozley treating the Knelson concentrate. The results are summarized in Table 13.3 for gold and tellurium deportment.

| TABLE 13.3<br>GRAVITY CONCENTRATION TESTS | | | | | | |
|---|---|---|---|---|---|---|
| Composite | Test | K80 | Mozley Concentrate | | Deportment to Conc. | |
| | | µ | Au<br>g/t | Te<br>g/t | Au<br>% | Te<br>% |
| Master | G-1 | 121 | 7.59 | | | |
| Master | G-2 | 107 | 8.47 | | | |
| Master | G-3 | 98 | 15.27 | | | |
| Vein JQ | G-4 | 109 | 16.66 | 4.40 | 43.1 | 7.3 |
| Vein P | G-5 | 116 | 16.27 | 9.10 | 56.1 | 16.8 |
| Vein R | G-6 | 111 | 8.44 | 4.30 | 36.8 | 11.2 |
| Vein S | G-7 | 117 | 27.26 | 11.00 | 73.6 | 24.9 |

There is clearly significant potential for gravity gold recovery in a commercial process plant.

The master composite after gravity recovery was subjected to preliminary flotation testwork. Testwork included an initial evaluation of the effect of grind on rougher flotation, rougher kinetic testing, and scoping level cleaner testing, using conventional reagent suites. Rougher

kinetics are illustrated in Fig 13.1. Rougher mass recoveries were in the order of 10 to 12 % in these tests. One stage of cleaning reduced the mass pull to less than 3% at about 90% gold recovery. There is potential for improved flotation results with further work; however, it is unlikely that flotation followed by concentrate leaching would show better economics than direct cyanidation.

**Figure 13.1 Rougher Flotation Kinetics vs Grind (Including Gravity Component)**


Gold recovery, %
98
96
94
92
90
88
86
0
5
10
15
20
25
Time, min
121 micron
81 micron
65 micron

## 13.4 SGS "AN INVESTIGATION INTO GOLD RECOVERY FROM CLEARWATER PROJECT SAMPLES SEPTEMBER 27, 2017", PREPARED FOR EASTMAIN RESOURCES INC.

For the 2017 metallurgical work a sample designated Ore Composite was combined with a hanging wall-footwall (HW-FW) sample at a mass ratio of 4:1 to form a master composite for use in all metallurgical testwork undertaken.

QEMSCAN estimated composition for the two composites is recorded in Table 13.4.

**TABLE 13.4**
**COMPOSITION OF TWO COMPOSITES**

| Mineral | Mass % | |
|---|---|---|
| | Ore Comp | HW-FW Comp |
| Pyrite | 0.73 | 0.28 |
| Pyrrhotite | 1.47 | 0.22 |
| Chalcopyrite | 0.05 | 0.01 |
| Arsenopyrite | 0.02 | 0.00 |
| Other Sulphides | 0.04 | 0.00 |
| Quartz | 16.1 | 10.90 |
| K-Feldspar | 0.7 | 0.91 |
| Plagioclase | 14.3 | 26.30 |
| Epidote | 1.84 | 2.97 |

| **TABLE 13.4<br>COMPOSITION OF TWO COMPOSITES** | | |
|---|---|---|
| **Mineral** | **Mass %** | |
| | **Ore Comp** | **HW-FW Comp** |
| Titanite | 0.82 | 1.21 |
| Amphibole/Pyroxene | 21.8 | 34.4 |
| Tourmaline | 11.9 | 2.68 |
| Chlorite | 1.28 | 0.69 |
| Biotite | 18.5 | 14.30 |
| Talc | 0.88 | 0.01 |
| Other Micas/Clays | 0.92 | 0.72 |
| Fe/Ti-Oxides | 0.46 | 0.31 |
| Calcite | 7.24 | 3.72 |
| Dolomite | 0.62 | 0.03 |
| Other | 0.29 | 0.36 |

Detailed QEMSCAN data can be found in the SGS report "An Investigation into the Mineralogical Study of Two Composite Samples April 25, 2017".

Grindability was measured in a single Bond ball mill index measurement that, at a closing screen size of 150 microns, returned a value of 11.2 kWh/tonne. This value is consistent with measurements reported by SGS in 2010.

Flotation testwork consisted of a series of rougher tests and two cleaner tests. The initial four rougher tests evaluated the effect of grind; test results indicated that primary grind has a significant effect on gold recovery. Sliming was experienced due to the presence of a talc-like mineral. The addition of CMC as a slimes depressant in some tests appears to have had a positive effect on mass pull. Cleaner testwork (three stages) resulted in a substantial reduction in mass pull; however at the expense of significant gold recovery. Further flotation work was suspended as testing of direct cyanidation of gravity tails was showing superior results.

A gravity recoverable gold ("GRG") test was performed and indicated good gravity performance. A batch, 40 kg Knelson MD-3 plus Mozley C800 mineral separator test was completed to provide tailing for cyanidation testing. Gold deported 24% to the Mozley concentrate from a 4.86 g/t Au calculated head. The Mozley concentrate represented 0.025% of the total feed mass.

48-hour (CN7-CN9) and 72-hour (CN1-CN6) direct cyanidation tests on master composite gravity tailings included 9 tests with varying grinds, reagent concentrations, and pre-aeration with added lead nitrate. The results are summarized in Table 13.5.

| **Table 13.5**<br>**Cyanidation Tests On Gravity Tailings** | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Test** | **Grind, K80** | **Pre-Aeration** | | **NaCN** | **CaO** | **Reagent Consumption** | | **Au * Extraction** |
| | | **time, hr** | **Pb nitrate g/t** | **g/l** | **g/l** | **NaCN, kg/t** | **CaO, kg/t** | **%** |
| CN1 | 95 | | | 0.5 | | 0.19 | 1.00 | 92.4 |
| CN2 | 73 | | | 0.5 | | 1.36 | 0.85 | 94.9 |
| CN3 | 49 | | | 0.5 | | 1.76 | 0.90 | 92.1 |
| CN4 | 48 | 4 | 150 | 0.5 | | 0.34 | 1.05 | 94.6 |
| CN5 | 48 | | | 0.75 | | 1.25 | 1.10 | 97.4 |
| CN6 | 48 | | | 0.75 | 2 | 0.88 | 10.53 | 95.0 |
| CN7 | 48 | 4 | 150 | 0.75 | | 0.29 | 0.51 | 96.4 |
| CN8 | 48 | 4 | 150 | 0.75 | 2 | 0.42 | 4.16 | 96.0 |
| CN9 | 48 | 4 | 150 | 0.75 | | 0.35 | 0.46 | 95.7 |

** Includes gravity recovery and leach extraction.*

Tests CN4, CN5, and CN6 examined pre-aeration with lead nitrate, higher cyanide, and the maintenance of approximately 2 g/L free CaO. The high CaO was intended to address the leaching of potentially semi-refractory gold in certain telluride minerals. Tellurium has been identified in the Eau Claire Gold Deposit material but to date does not appear to be a metallurgical issue.

Overall, gravity concentration followed by direct cyanidation yielded results superior to the gravity-flotation alternative. Fine grinding yielded improved gold extraction; further testwork should allow optimization of grind size. The gravity and cyanidation testwork results indicate that an overall gold recovery of 95% should be attainable. Bond ball mill index measurements reported by SGS yielded values of approximately 11.0 kWh/t (metric basis) indicating a soft material. Grinding costs should be low if the samples tested are representative. The metallurgical data developed to date are positive and sufficient for this PEA level study. More comprehensive testwork to support a Pre-Feasibility Study or Feasibility Study is recommended.

## 13.5 ACID-BASE ACCOUNTING

Preliminary acid-base ("ABA") and net acid generation ("NAG") accounting was performed by SGS on a single sample. The test results suggest that acid generation is unlikely; however, the tests were not definitive and additional testwork will be required.

## 14.0 MINERAL RESOURCE ESTIMATES

### 14.1 INTRODUCTION

This Mineral Resource Estimate is an update to a NI 43-101 Mineral Resource Estimate completed for the Eau Claire Gold Deposit in 2017, the results of which were reported on September 11, 2017 (see Eastmain news release September 11, 2017, which is filed on SEDAR under Eastmain's profile). The Mineral Resource Estimate was prepared by SGS and is presented in a NI 43-101 Technical Report titled "Technical Report on the Updated Mineral Resource Estimate for the Eau Claire Gold Deposit, Clearwater Project, Québec, Canada" dated October 25, 2017 (effective date of August 25, 2017) and is filed on SEDAR under Eastmain's profile.

The 2017 SGS Eau Claire updated Mineral Resource Estimate consisted of 826,000 ounces of gold (4.2 M tonnes at 6.16 g/t Au) in the Measured and Indicated Mineral Resource Estimate classification, and 465,000 ounces of gold (2.2 M tonnes at 6.49 g/t Au) in the Inferred Mineral Resource classification. The Mineral Resource Estimate included an open pit Mineral Resource Estimate reported at a cut-off grade of 0.5 g/t Au within a conceptual pit shell and an underground Mineral Resource reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell.

Completion of the current updated Mineral Resource Estimate involved the assessment of a drill hole database, which included data for an additional 19 drill holes completed since the last Mineral Resource Estimate, updated three-dimensional ("3D") Mineral Resource models, and available written reports. Mr. Armitage, P.Geo., of SGS visited the Property on the 26th and 27th of February, 2018. The effective date of the updated Mineral Resource Estimate is February 4, 2018.

Inverse Distance Cubed ("$ID^3$") restricted to mineralized domains was used to interpolate gold grades (g/t Au) into a block model. Measured, Indicated and Inferred Mineral Resources are reported in the summary tables in Section 14.10. The Mineral Resource Estimate takes into consideration that the Deposit will be mined by both open pit and underground mining methods.

### 14.2 DRILL HOLE DATABASE

In order to complete an updated Mineral Resource Estimate for the Deposit, a database comprising a series of comma delimited spreadsheets containing drill hole information for 19 core boreholes completed since the 2017 Mineral Resource Estimate was provided by Eastmain. The database included core borehole information (NAD83 / UTM Zone 18U), survey data, assay data, and lithology data. The data for the 19 additional core boreholes was subsequently imported and merged with the previous database in GEOVIA GEMS version 6.8.1 software ("GEMS" )for statistical analysis, block modelling and resource estimation. Based on a previous evaluation of the complete database, a number of drill holes as well as some channels were removed that were located outside the Deposit area. As a result, the current database does not include all drill holes and channel samples.

A summary of the updated drill hole and channel sample database is presented in Table 14.1. The database comprises data for 886 surface drill holes and 426 channel samples and includes 19 drill

holes (ER17-787 to ER17-813) completed in late 2017 by Eastmain, completed since the last Mineral Resource Estimate on the Deposit (Figure 14.1 to Figure 14.3). The updated database totals 190,118 drill core assay samples and 2,254 channel sample assays.

In addition to the digital database, Eastmain provided SGS with updated 3D grade-controlled wireframe models representing the vein structures, in DXF format (Figure 14.1 to Figure 14.3). All models were clipped to a digital elevation model.

**TABLE 14.1**
**EAU CLAIRE DEPOSIT AREA DRILL HOLE AND CHANNEL DATABASE SUMMARY**

| Drilling Period | Company | No. of Surface Drill Holes | Metres of Surface Drilling | No. of Channels | Metres of Channel Sampling |
|---|---|---|---|---|---|
| 1976 | SEREM/SDBJ | 4 | 367 | | |
| 1984-1989 | Westmin/ Eastmain | 53 | 5,919 | | |
| 1996 - 2001 | SOQUEM | 80 | 17,689 | 196 | 284 |
| 2001 – 2013 | Eastmain | 519 | 171,928 | 230 | 1,061 |
| 2015 | Eastmain | 29 | 12,898 | | |
| 2016 | Eastmain | 70 | 22,601 | | |
| 2017 | Eastmain | 119 | 42,651 | | |
| **Total** | | **886** | **288,938** | **426** | **1,345** |

## 14.3 MINERAL RESOURCE MODELLING AND WIREFRAMING

For the 2018 updated Mineral Resource Estimate for the Eau Claire Gold Deposit, a total of 199 3D grade-controlled wireframe models, representing separate vein structures and vein clusters, were constructed and provided by Eastmain (Figure 14.1 to Figure 14.3). The 3D grade controlled models were built by visually interpreting mineralized intercepts from cross-sections using gold values. Polylines of mineral intersections (snapped to drill holes) were made on each cross-section and these were wireframed together to create continuous Mineral Resource wireframe models in GEOVIA Surpac™ version 6.2 software. The wireframes were imported into GEMS.

The polylines of mineral intersections were constructed on 25 m spaced sections (looking west) with a +/- 12.5 m sectional influence. The cross-sections were created perpendicular to the general strike of the mineralization. The grade control models were drawn using an approximate 1.0 g/t Au cut-off grade based on assay samples and a minimum mining width of approximately 2.0 m. For those intersections that did not meet the minimum mining width requirement, the solid outline was drawn to take in waste from either side of intersections. The models were extended 12.5 m to 25 m beyond the last known intersection along strike and 25 m to50 m up and down dip. The suite of 199 vein structures in the Deposit area extends for approximately 1,500 m along strike and to depths of up to 850 m in the eastern end of the Deposit area.

As with the previous Mineral Resource Estimate, modelling of the Deposit was subdivided into two zones: the 450 West and 850 West Zones. In the 450 West Zone, modelling defined four

orientations of primary quartz-tourmaline veins; a well-defined east-west high-grade vein system (450HGV), dipping moderately to the south; a series of northwest-southeast trending, moderately southwest-dipping veins (450NW) and; schist-hosted veins (HGS), and a series of west-northwest-trending, moderately south-southwest dipping veins.

Vein modelling in the 850 West Zone defined two primary vein systems: a distinct steep northeast-southwest primary vein set (850HG) that crosscuts an older shallow-to-moderately dipping northwest-southeast trending vein set (850SHLW).

In addition to the primary vein systems discussed above, a secondary set of domains referred to as 450EXTRA and 850EXTRA (previously referred to as "vein swarm domains" by SRK) are defined as zones of intermittent veining and alteration, where drilling density is insufficient to model individual veins with confidence. Similar to the primary veins, the secondary veins were modelled using an approximate 1.0 g/t Au cut-off grade based on assay samples and a minimum mining width of approximately 2.0 m. Where intersections did not meet the minimum mining width requirement, the wire frame solid outline was drawn to take in waste from either side of intersections. See Table 14.2 for a summary.

It should be noted that the "vein swarm domains" of SRK (54 in the 450 West Zone and 19 in the 850 West Zone) were modelled using logged vein/alteration intervals and gold assay values at a threshold of 0.1 g/t Au. The SRK models were much more extensive than the revised secondary vein models used for the 2017 Mineral Resource Estimate and this Mineral Resource Estimate update.

**Figure 14.1 Isometric View Looking Northwest Showing the Distribution of all Surface Drill Holes and Channels Completed in the Eau Claire Gold Deposit Area, and the Deposit Vein Structure Models**


Elev (Z)
300.00
100.00
0.00
-100.00
-200.00
-300.00
-400.00
-500.00
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra

**Figure 14.2 Isometric View Looking Northwest Showing the Distribution of the Additional 19 Surface Drill Holes, and the Eau Claire Gold Deposit Vein Structure Models**


Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra

**Figure 14.3 Plan View Showing the Distribution of the Additional 19 Surface Drill Holes, and Eau Claire Gold Deposit Vein Structure Models**


Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra

| TABLE 14.2<br>EAU CLAIRE GOLD DEPOSIT - VEIN STRUCTURE AND VEIN DOMAIN DESCRIPTIONS | | | | | | |
|---|---|---|---|---|---|---|
| **Vein Zone** | **High Grade Gold Vein Structure** | **Vein Domain** | **Rock Code** | **No. of Vein Models** | **Domain Volume** | **Domain Tonnage** |
| 450 West Zone | 450 E-W High Grade Veins | 450HGV | 95 | 137 | 2,990,569 | 8,732,461 |
| | 450 NW High Grade Schist Veins | 450HGS | 110 | 4 | 409,949 | 1,197,051 |
| | 450 NW High Grade Veins | 450NW | 130 | 3 | 62,923 | 183,735 |
| | 450 WNW High Grade Veins | 450WNW | 120 | 6 | 438,886 | 1,281,547 |
| | 450 EW Secondary Intermittent Veins | 450EXTRA | 91 | 1 | 341,169 | 996,213 |
| 850 West Zone | 850 NE High Grade Veins | 850HG | 140 | 44 | 557,365 | 1,627,506 |
| | 850 Shallow West Veins | 850SHLW | 150 | 3 | 118,042 | 344,683 |
| | 850 NE Secondary Intermittent Veins | 850EXTRA | 96 | 1 | 104,246 | 304,398 |
| **Total** | | | | **199** | **5,023,149** | **14,667,595** |

## 14.4 COMPOSITING

The assay sample database available for the current Mineral Resource Estimate modelling totalled 190,118 assays representing 159,828 m of drill core, and 2,254 assays representing 1,316 m of channel sampling. Of these assays, 11,356 assays from 698 drill holes and 276 channels occur within the Deposit mineral domains. A statistical analysis of the drill core and channel assay data from within the mineralized domains is presented in Table 14.3. Average width of the drill core sample intervals is 0.61 m, within a range of 0.10 m to 1.60 m; the average width of the channel assay samples is 0.57 m, within a range of 0.22 m to 2.00 m. Of the total assay population approximately 98 % are 1.00 m or less with approximately 24% of the samples from 0.55 m to 1.00 m in length. To minimize the dilution and over-smoothing due to compositing, a composite length of 1.00 m was chosen as an appropriate composite length for the current Mineral Resource Estimate (Figure 14.4 and Figure 14.5).

Figure 14.4 shows the relationship between assay length and gold grade. As is shown on Figure 14.5, higher grade assays are typically shorter in length (< 1.0 m). For this reason, it was decided to composite the assay data prior to carrying out the capping analysis.

1 m composites for gold were generated starting from the collar of each hole. Un-assayed intervals were given a value of 0.001 g/t Au. Composites were then constrained to the mineral domains. The constrained composites were extracted to point files for statistical analysis and capping studies. The constrained composites were grouped based on the vein domain (rock code) of the constraining wireframe model.

A total of 7,085 composite sample points occur within the Mineral Resource wire frame models (Table 14.4). These values were used to interpolate grade into Mineral Resource blocks. Table 14.5 shows a summary of the composite data by vein domain.

| TABLE 14.3<br>STATISTICAL ANALYSIS OF THE DRILL CORE AND CHANNEL ASSAY DATA FROM WITHIN THE EAU CLAIRE DEPOSIT MINERAL DOMAINS | | |
|---|---|---|
| **Variable** | **Drill Core** | **Channel Sample** |
| Total no. assay samples | 10,426 | 930 |
| Average sample length | 0.61 m | 0.57 m |
| Minimum and maximum length | 0.1 to 1.6 m | 0.0 to 2.0 m |
| Total sample length | 6,320 m | 526 m |
| Minimum grade | 0.00 g/t Au | 0.00 g/t Au |
| Maximum grade | 2,540 g/t Au | 407 g/t Au |
| Mean | 4.56 g/t Au | 12.4 g/t Au |
| Median | 0.76 g/t Au | 2.42 g/t Au |
| Variance | 816 | 1,086 |
| Standard deviation | 28.6 g/t Au | 32.9 g/t Au |
| Coefficient of variation | 6.26 | 2.65 |
| 97.5 percentile | 32.6 g/t Au | 83.2 g/t Au |

**Figure 14.4 Sample Length Histogram**
**(A) Drill Core and (B) Channel Assay Samples from Within the Eau Claire Gold Deposit Mineral Domains**


A)
LENGTH (raw)
Number of Samples
class
Frequency
B)
LENGTH (raw)
Number of Samples
class
Frequency

**Figure 14.5 Assay Sample Length versus Assay Value**
**(A) Drill Core and (B) Channel Samples from Within the Eau Claire Gold Deposit Mineral Domains**



A)
LENGTH (raw) vs AU_GPT (raw)
AU_GPT
LENGTH
LENGTH (raw) vs AU_GPT (raw)
B)
LENGTH (raw) vs AU_GPT (raw)
AU_GPT
LENGTH
LENGTH (raw) vs AU_GPT (raw)

| TABLE 14.4<br>SUMMARY OF THE 1.0 M COMPOSITE DATA CONSTRAINED BY THE EAU CLAIRE GOLD DEPOSIT MINERAL RESOURCE MODELS (DRILL HOLE AND CHANNEL SAMPLES) | |
|---|---|
| **Variable** | **Gold** |
| Total no. of composites | 6,933 |
| Average composite length | 1.00 m |
| Minimum value | 0.00 g/t Au |
| Maximum value | 1,270 g/t Au |
| Mean | 4.69 g/t Au |
| Median | 1.14 g/t Au |
| Variance | 402 |
| Standard deviation | 20.0 g/t Au |
| Coefficient of variation | 4.27 |
| 97.5 percentile | 29.6 g/t Au |

| **TABLE 14.5** **SUMMARY OF THE 1.0 M COMPOSITE DATA SUBDIVIDED BY VEIN DOMAIN** | | | | | |
|---|---|---|---|---|---|
| **Variable** | **Gold (g/t)** | | | | |
| 450 vein domains | 450HGV | 450HGS | 450NW | 450WNW | 450EXTRA |
| Total no. of composites | 4,140 | 553 | 98 | 642 | 365 |
| Average sample length | 1.00 m | 1.00 m | 1.00 m | 1.00 m | 1.00 m |
| Minimum value | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Maximum value | 252 | 68.6 | 46.4 | 1,270 | 168 |
| Mean | 4.97 | 4.95 | 2.98 | 4.83 | 4.35 |
| Median | 1.17 | 1.80 | 0.94 | 0.83 | 1.79 |
| Variance | 185 | 65.3 | 35.0 | 2,534 | 108 |
| Standard deviation | 13.6 | 8.08 | 5.92 | 50.3 | 10.4 |
| Coefficient of variation | 2.74 | 1.63 | 1.98 | 10.4 | 2.39 |
| 97.5 percentile | 33.6 | 28.6 | 19.4 | 21.8 | 26.8 |

| **Variable** | **Gold (g/t)** | | |
|---|---|---|---|
| 850 vein domains | 850HG | 850SHLW | 850EXTRA |
| Total no. of composites | 869 | 178 | 88 |
| Average sample length | 1.00 m | 1.00 m | 1.00 m |
| Minimum value | 0.00 | 0.00 | 0.00 |
| Maximum value | 372 | 32.5 | 58.7 |
| Mean | 4.30 | 1.22 | 3.28 |
| Median | 0.97 | 0.43 | 1.59 |
| Variance | 348 | 8.66 | 48.1 |
| Standard deviation | 18.7 | 2.94 | 6.93 |
| Coefficient of variation | 4.33 | 2.42 | 2.11 |
| 97.5 percentile | 22.7 | 9.11 | 19.7 |

## 14.5 GRADE CAPPING

A statistical analysis of the composite database within the Deposit 3D wireframe models (the "resource" population) was conducted to investigate the presence of high grade outliers which can have a disproportionately large influence on the average grade of a mineral deposit. High grade outliers in the composite data were investigated using statistical data (Table 14.5), histogram plots, and cumulative probability plots of the 1.0 m composite data. The statistical analysis was conducted by vein domain and was completed using GEMS.

After review, it is SGS's opinion that capping of high grade composites to limit their influence during the grade estimation is necessary. A summary of grade capping values by vein domain is presented in Table 14.6. A total of 35 composite samples were capped. The capped gold composites were used for grade interpolation into the Deposit block model.

| TABLE 14.6<br>GOLD GRADE CAPPING SUMMARY BY VEIN DOMAIN | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Vein Domain** | **Total No. of Composites** | **Capping Value Au (g/t)** | **No. of Capped Composites** | **Mean of Raw Composites Au (g/t)** | **Mean of Capped Composites (Au g/t)** | **CoV of Raw Composites** | **CoV of Capped Composites** |
| 450HGV | 4,140 | 120 | 10 | 4.97 | 4.85 | 2.74 | 2.48 |
| 450HGS | 553 | 45 | 2 | 4.95 | 4.86 | 1.63 | 1.55 |
| 450NW | 98 | 45 | 1 | 2.98 | 2.97 | 1.98 | 1.96 |
| 450WNW | 642 | 45 | 3 | 4.83 | 2.88 | 10.4 | 2.06 |
| 450EXTRA | 365 | 45 | 1 | 4.35 | 4.01 | 2.39 | 1.56 |
| 850HG | 869 | 40 | 11 | 4.30 | 3.12 | 4.33 | 2.04 |
| 850SHLW | 178 | 10 | 3 | 1.22 | 1.09 | 2.42 | 1.73 |
| 850EXTRA | 88 | 10 | 4 | 3.28 | 2.49 | 2.11 | 1.04 |
| **Average** | | | | **4.69** | **4.25** | | |

## 14.6 DENSITY

For the 2015 Mineral Resource Estimate completed by SRK, the density database contained 512 measurements. Eastmain had submitted 512 full sample length, HQ-size half core samples to SGS for density determinations by pycnometry. Of the 512 samples, 493 of the measurements were from within the 450 West Zone veins with the remaining 19 samples from waste rock. No density data was collected from the 850 West Zone Veins. The density data from the 450 West Zone Veins had a mean value of 2.92 $t/m^3$. For the Mineral Resource Estimate, a value of 2.92 $t/m^3$ was assigned to the 450 West Zone Vein domains as well to the 850 West Zone Vein domains since the two areas are mineralogically and lithologically similar. The remaining 19 density measurements, primarily from basalt also averaged 2.92 $t/m^3$. As a result all geological or waste domains were assigned a density value of 2.92 $t/m^3$.

For the 2017 updated Mineral Resource Estimate, Eastmain collected an additional 137 mineralized samples from the 450 West Zone veins for density determinations. Eastmain submitted the full sample length, NQ-size half core samples to ALS Minerals of North Vancouver for density determinations by pycnometry. The average bulk density value of the 137 mineralized samples is 2.92 $t/m^3$. The total database now consists of 649 samples. After reviewing the database, it was decided that 3 anomalously low samples (< 2.50) were to be removed from the database, bringing the total to 646 samples.

The 646 density measurements ranged from 2.56 t/m$^3$ to 3.24 t/m$^3$ and averaged 2.92 t/m$^3$ (Figure 14.6). The average grade of the 646 samples in the database is 6.15 g/t Au, ranging from 0.00 g/t Au to 120 g/t Au (capped). Despite the high grade of a number of the samples, there appears to be little correlation of density value and gold grade (Figure 14.7).

The data was subdivided into samples from within the 450 West Zone Vein domains and samples from outside the 450 West Zone Vein domains. Of the 646 samples, 364 samples were from within the 450 Zone Vein domains. The average density of these samples was 2.91 with a range of 2.56 t/m$^3$ to 3.21 t/m$^3$. The average grade of these samples was 9.1 g/t Au (4 samples capped to 120 g/t Au). A total of 282 samples were from outside the vein domains and average 2.93 t/m$^3$ with a range of 2.63 t/m$^3$ to 3.24 t/m$^3$.

For the 2017 Mineral Resource Estimate update a bulk density of 2.92 t/m$^3$ was used for both the vein domains and waste rock. No additional density data was collected for the 2018 updated Mineral Resource Estimate. As a result, for the current Mineral Resource Estimate a density of 2.92 t/m$^3$ is used for both the vein domains and waste rock.

**Figure 14.6 Histogram of Density**
**(A) All Samples and (B) Samples from Within the Vein Domains**


A)
SG (raw)
Number of Samples
class
Frequency
B)
SG (raw)
Number of Samples
class
Frequency

**Figure 14.7 Density Versus Gold Grade**
**(A) All Samples and (B) Samples from within the Vein Domains (Samples capped at 120 g/t Au)**


A)
SG (raw) vs AU_GPT (raw)
AU_GPT
SG
SG (raw) vs AU_GPT (raw)
B)
SG (raw) vs AU_GPT (raw)
AU_GPT
SG
SG (raw) vs AU_GPT (raw)

## 14.7 BLOCK MODEL PARAMETERS

The Deposit wireframes were used to constrain composite values chosen for interpolation, and the mineral blocks reported in the Mineral Resource Estimate. A block model within NAD83 / UTM Zone 18U (Table 14.7) space (no rotation) (Figure 14.8) with block dimensions of 5 m x 5 m x 5 m in the X (east), Y (north) and Z (level) directions was placed over the grade shells with only that portion of each block inside the shell recorded (as a volume percentage of the block) as part of the Mineral Resource Estimate (% block model). The block size was selected based on borehole spacing, composite assay length, the geometry of the vein structures, and the selected starting mining method (open pit). At the scale of the Deposit this provides a reasonable block size for discerning grade distribution, while still being large enough not to mislead when looking at higher cut-off grade distribution within the model. The model was intersected with an overburden model and surface topography to exclude blocks, or portions of blocks, that extend above the bedrock surface.

**TABLE 14.7**
**DEPOSIT BLOCK MODEL GEOMETRY**

| Model Name | UH Deposit | | |
|---|---|---|---|
| | X (North) | Y (East) | Z (Level) |
| Origin (NAD83 / UTM Zone 17U) | 443,650 | 5,784,650 | 340 |
| Extent | 325 m | 210 m | 180 m |
| Block Size | 5 m | 5 m | 5 m |
| Rotation (counter-clockwise) | 0° | | |

**Figure 14.8 Isometric View Looking Northwest Showing the Eau Claire Gold Deposit Mineral Resource Block Model and Vein Structures**


Elev (Z)
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra

## 14.8 GRADE INTERPOLATION

A 3D semi-variography analysis of mineralized points by vein domain was completed for several of the larger vein structures including the 450HGV and 850HG Vein structures using GEMS. The analysis did not determine search ellipses of sufficient quality to be used for geostatistical grade estimation (ordinary kriging). A search ellipse for each of the vein domains was interpreted based on drill hole (data) spacing, and orientation and size of the Mineral Resource Estimate wireframe models (Table 14.8). The search ellipse axes are generally oriented to reflect the observed preferential long axis (geological trend) of the vein structures and the observed trend of the mineralization down dip.

Grades for Au (g/t) were interpolated into blocks by the $ID^3$ method. Three passes were used to interpolate grade into all of the blocks in the grade shells (Table 14.8). For Pass 1 the search ellipse ranges for all vein domains were set at 20 m x 20 m x 5 m in the X, Y, Z direction; for Pass 2 the search ellipse ranges for each domain were set at 45 m x 45 m x 15 m; for Pass 3 the search ellipse ranges were set at 100 m x 100 m x 20 m. Blocks were classified as Measured Mineral Resource if they were populated with Au grade during Pass 1 and Indicated Mineral Resource if they were populated with Au grade during Pass 2 of the interpolation procedure. The

Pass 3 search ellipse ranges were set to assure all remaining blocks within the wireframe were assigned a grade. These blocks were classified as an Inferred Mineral Resource.

Grades were interpolated into blocks using a minimum of 6 and maximum of 10 composites to generate block grades during Pass 1 and Pass 2 (maximum of 3 sample composites per drill hole), and a minimum of 3 and maximum of 10 composites to generate block grades during pass 3.

**TABLE 14.8**
**GRADE INTERPOLATION PARAMETERS BY VEIN DOMAIN**

| Parameter | 450HGV | | | 450HGS | | |
|---|---|---|---|---|---|---|
| | Pass 1 | Pass 2 | Pass 3 | Pass 1 | Pass 2 | Pass 3 |
| | Measured | Indicated | Inferred | Measured | Indicated | Inferred |
| Search type | Ellipsoid | | | Ellipsoid | | |
| Principle azimuth | 180° | | | 235° | | |
| Principle dip | -40° | | | -45° | | |
| Intermediate azimuth | 270° | | | 325° | | |
| Anisotropy X | 20 | 45 | 100 | 20 | 45 | 100 |
| Anisotropy Y | 20 | 45 | 100 | 20 | 45 | 100 |
| Anisotropy Z | 5 | 15 | 20 | 5 | 15 | 20 |
| Min. samples | 6 | 6 | 3 | 6 | 6 | 3 |
| Max. samples | 10 | 10 | 10 | 10 | 10 | 10 |
| Min. drill holes | 2 | 2 | 1 | 2 | 2 | 1 |
| **Parameter** | **450NW** | | | **450WNW** | | |
| | Measured | Indicated | Inferred | Measured | Indicated | Inferred |
| Search type | Ellipsoid | | | Ellipsoid | | |
| Principle azimuth | 235° | | | 195° | | |
| Principle dip | -45° | | | -45° | | |
| Intermediate azimuth | 325° | | | 285° | | |
| Anisotropy X | 20 | 45 | 100 | 20 | 45 | 100 |
| Anisotropy Y | 20 | 45 | 100 | 20 | 45 | 100 |
| Anisotropy Z | 5 | 15 | 20 | 5 | 15 | 20 |
| Min. samples | 6 | 6 | 3 | 6 | 6 | 3 |
| Max. samples | 10 | 10 | 10 | 10 | 10 | 10 |
| Min. drill holes | 2 | 2 | 1 | 2 | 2 | 1 |
| **Parameter** | **450EXTRA** | | | **850HG** | | |
| | Measured | Indicated | Inferred | Measured | Indicated | Inferred |
| Search type | Ellipsoid | | | Ellipsoid | | |
| Principle azimuth | 180° | | | 155° | | |
| Principle dip | -40° | | | 85° | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Intermediate azimuth | 270° | | | 245° | | |
| Anisotropy X | 20 | 45 | 100 | 20 | 45 | 100 |
| Anisotropy Y | 20 | 45 | 100 | 20 | 45 | 100 |
| Anisotropy Z | 5 | 15 | 20 | 5 | 15 | 20 |
| Min. samples | 6 | 6 | 2 | 6 | 6 | 3 |
| Max. samples | 10 | 10 | 10 | 10 | 10 | 10 |
| Min. drill holes | 2 | 2 | 1 | 2 | 2 | 1 |
| **Parameter** | **850SHLW** | | | **850EXTRA** | | |
| | **Measured** | **Indicated** | **Inferred** | **Measured** | **Indicated** | **Inferred** |
| Search type | Ellipsoid | | | Ellipsoid | | |
| Principle azimuth | 235° | | | 155° | | |
| Principle dip | -35° | | | 85° | | |
| Intermediate azimuth | 155° | | | 245° | | |
| Anisotropy X | 20 | 45 | 100 | 20 | 45 | 100 |
| Anisotropy Y | 20 | 45 | 100 | 20 | 45 | 100 |
| Anisotropy Z | 5 | 15 | 20 | 5 | 15 | 20 |
| Min. samples | 6 | 6 | 3 | 6 | 6 | 2 |
| Max. samples | 10 | 10 | 10 | 10 | 10 | 10 |
| Min. drill holes | 2 | 2 | 1 | 2 | 2 | 1 |

## 14.9 MINERAL RESOURCE CLASSIFICATION PARAMETERS

The updated Mineral Resource Estimate presented in this Technical Report was prepared and is disclosed in compliance with all current disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated Mineral Resource is consistent with current CIM Definition Standards - for Mineral Resources and Mineral Reserves, including the critical requirement that all Mineral Resources "have reasonable prospects for eventual economic extraction".

A Mineral Resource Estimate is a concentration or occurrence of solid material of economic interest in or on the earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.

The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

### 14.9.1 Measured Mineral Resource

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to

allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

### 14.9.2 Indicated Mineral Resource

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource Estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

### 14.9.3 Inferred Mineral Resource

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash-flow models of developed mines. Inferred Mineral Resources can only be used in economic studies as provided under NI 43-101.

There may be circumstances, where appropriate sampling, testing, and other measurements are sufficient to demonstrate data integrity, geological and grade/quality continuity of a Measured or Indicated Mineral Resource, however, quality assurance and quality control, or other information may not meet all industry norms for the disclosure of an Indicated or Measured Mineral Resource. Under these circumstances, it may be reasonable for the Qualified Person to report an Inferred Mineral Resource if the Qualified Person has taken steps to verify the information meets the requirements of an Inferred Mineral Resource.

## 14.10 MINERAL RESOURCE ESTIMATE

The general requirement that all Mineral Resources have "reasonable prospects for economic extraction" implies that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. In order to meet this requirement, SGS considers that the Deposit mineralization is amenable for open pit and underground extraction.

In order to determine the quantities of material offering "reasonable prospects for economic extraction" by Whittle™ open pit optimization software and reasonable mining assumptions to evaluate the proportions of the block model (Measured, Indicated and Inferred Mineral Resource blocks) that could be "reasonably expected" to be mined from an open pit were used. The pit optimization was completed by SGS for the 2017 Mineral Resource Estimate. The pit optimization parameters used are summarized in Table 14.9. A conservative and balanced approach was applied when optimizing the open pit and underground scenario. A Whittle pit shell at a revenue factor of 50% was selected as the ultimate pit shell for the purposes of the 2017 Mineral Resource Estimate.

The additional drilling completed since the 2017 SGS Mineral Resource Estimate was completed to test mineralization 400 m below surface. As a result, the same open pit used to define the 2017 in-pit Mineral Resource Estimate is used to define the current in-pit Mineral Resource as no new drilling was completed in the area of the 2017 pit (Figure 14.9). The corresponding strip ratio of the 2017 pit is 11.9:1 and the average open pit depth is approximately 150 m.

The reader is cautioned that the results from the pit optimization are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate Mineral Reserves. There are no Mineral Reserves at the Eau Claire Gold Deposit. The results are used as a guide to assist in the preparation of a Mineral Resource Estimate and to select an appropriate Mineral Resource reporting cut-off grade.

The updated 2018 Mineral Resource Estimate for the Deposit is presented in Table 14.10 and includes an open pit and an underground Mineral Resource Estimate (Table 14.11) (Figure 14.9 and Figure 14.10).

Highlights of the Deposit Mineral Resource Estimate are as follows:

- The Deposit contains a Mineral Resource Estimate of 853,000 ounces of gold (4.29 M tonnes at an average grade of 6.18 g/t Au) in the Measured and Indicated Mineral Resource Estimate classification, and 500,000 ounces of gold (2.38 M tonnes at an average grade 6.53 g/t Au) in the Inferred Mineral Resource Estimate classification.

- The open pit Mineral Resource Estimate includes, at a cut-off grade of 0.5 g/t Au, 228,000 ounces of gold (1.21 M tonnes at an average grade of 5.86 g/t Au) in the Measured and Indicated Mineral Resource Estimate classification, and 7,000 ounces of gold (43,000 tonnes at an average grade of 5.06 g/t Au) in the Inferred Mineral Resource Estimate classification.

- The underground Mineral Resource Estimate includes, at a cut-off grade of 2.5 g/t Au, 625,000 ounces of gold (3.08 M tonnes at an average grade of 6.30 g/t Au) in the Measured and Indicated Mineral Resource Estimate classification, and 493,000 ounces of gold (2.34 M tonnes at an average grade of 6.56 g/t Au) in the Inferred Mineral Resource Estimate classification.

**TABLE 14.9**
**WHITTLE™ PIT OPTIMIZATION PARAMETERS**

| Parameter | Value | Unit |
|---|---|---|
| Gold price | 1,250 | US$ per ounce |
| Exchange rate | 0.80 | US$/CDN$ |
| Mining cost | 3.50 | CDN$ per tonne mined |
| Processing cost | 20.00 | CDN$ per tonne processed |
| General and administrative | 5.00 | CDN$ per tonne of feed |
| Overall pit slope | 50 | Degrees |
| Gold recovery | 95 | Percent (%) |
| Mining loss / dilution (open pit) | 5 / 5 | Percent (%) / Percent (%) |

**TABLE 14.10**
**EAU CLAIRE GOLD DEPOSIT 2017 MINERAL RESOURCE ESTIMATE**
**FEBRUARY 4TH, 2018**

| Category | Tonnes | Grade (g/t Au) | Contained Au (oz) |
|---|---|---|---|
| Measured | 906,000 | 6.63 | 193,000 |
| Indicated | 3,388,000 | 6.06 | 660,000 |
| **Measured & Indicated** | **4,294,000** | **6.18** | **853,000** |
| Inferred | 2,382,000 | 6.53 | 500,000 |

| **TABLE 14.11<br>EAU CLAIRE GOLD DEPOSIT OPEN PIT AND UNDERGROUND MINERAL RESOURCES, FEBRUARY 4, 2018[1,2,3]** | | | | | | |
|---|---|---|---|---|---|---|
| | **Open Pit<br>(surface to 150 m)** | | | **Underground<br>(150 m – 860 m)** | | |
| **Category** | **Tonnes** | **Grade (g/t Au)** | **Containe d Au (oz)** | **Tonnes** | **Grade (g/t Au)** | **Contained Au (oz)** |
| Measured | 574,000 | 6.66 | 123,000 | 332,000 | 6.56 | 70,000 |
| Indicated | 636,000 | 5.13 | 105,000 | 2,752,000 | 6.27 | 555,000 |
| **Meas & Ind** | **1,210,000** | **5.86** | **228,000** | **3,084,000** | **6.30** | **625,000** |
| Inferred | 43,000 | 5.06 | 7,000 | 2,339,000 | 6.56 | 493,000 |

*(1) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. Composites have been capped where appropriate.*

*(2) Open pit Mineral Resources are reported at a cut-off grade of 0.5 g/t Au within a conceptual pit shell and underground Mineral Resources are reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell. Cut-off grades are based on a gold price of US$1,250 per ounce, a foreign exchange rate of US$0.80, and a gold recovery of 95%.*

*(3) The results from the pit optimization are used solely for the purpose of testing the "reasonable prospects for economic extraction" by an open pit and do not represent an attempt to estimate Mineral Reserves. There are no Mineral Reserves on the Property. The results are used as a guide to assist in the preparation of a Mineral Resource Estimate and to select an appropriate resource reporting cut-off grade.*

*(4) The Inferred Mineral Resource in this estimate has a lower level of confidence that that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.*

*(5) The mineral resources in this Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM.*

**Figure 14.9 Isometric View Looking North of the Eau Claire Gold Deposit Mineral Resource Estimate Au Block Grades, Whittle Pit and Location of the 19 Additional Drill Holes**


Elev (Z)
300.00
250.00
200.00
150.00
100.00
50.00
0.00
-50.00
-100.00
-150.00
-200.00
-250.00
-300.00
-350.00
-400.00
-450.00
-500.00
East (X)
Whittle Pit (US$1,250 Au/Oz)
Assay Colour Profile, Au g/t
0.00 0.10
0.10 0.20
0.20 0.50
0.50 1.00
1.00 2.50
2.50 5.00
5.00 10.00
10.00 120.00

**Figure 14.10 Isometric View Looking North of the Measured, Indicated and Inferred Mineral Resource Estimate Block Classification, Whittle Pit and Location of the 19 Additional Drill Holes**


Elev (Z)
300.00
250.00
200.00
150.00
100.00
50.00
0.00
-50.00
-100.00
-150.00
-200.00
-250.00
-300.00
-350.00
-400.00
-450.00
-500.00
East (X)
Legend
Whittle Pit (US$1,250 Au/Oz)
Resource
Measured
Indicated
Inferred

Selected cross-sections and plans of the Au grade blocks are presented in Appendix D.

## 14.11 MODEL VALIDATION AND SENSITIVITY ANALYSIS

The total volume of the Deposit Mineral Resource Estimate blocks in the Mineral Resource model, at a 0.0 g/t Au cut-off grade value compared well to the total volume of the vein structures with the total volume of the block model being 0.61% lower than the total volume of the vein structures (Table 14.12). Visual checks of block gold grades against the composite data on vertical section showed good correlation between block grades and drill intersections.

A comparison of the average gold composite grade with the average gold grade of all the Au blocks in the block model, at a 0.0 g/t Au cut-off grade was completed and is presented in Table 14.13. The block model average Au grade is approximately 18% lower than the average capped composite grade likely as a result of smoothing during grade interpolation.

For comparison purposes, additional grade models were generated using the inverse distance squared weighting ("$ID^2$") and nearest neighbour ("NN") interpolation methods. The results of these models are compared to the $ID^3$ models at various cut-off grades in a series of grade/tonnage graphs shown in Figure 14.11. In general the $ID^2$ and $ID^3$ models show similar results and both are more conservative and smoother than the NN model. For models well-constrained by wireframes and well-sampled (close spacing of data), $ID^2$ should yield very similar results to other interpolation methods such as $ID^3$ or Ordinary Kriging.

**TABLE 14.12**
**COMPARISON OF BLOCK MODEL VOLUME WITH TOTAL VOLUME OF THE VEIN STRUCTURES**

| Deposit | Total Domain Volume | Block Model Volume | Difference % |
|---|---|---|---|
| Eau Claire Deposit | 14,667,596 | 14,577,781 | 0.61% |

**TABLE 14.13**
**COMPARISON OF AVERAGE COMPOSITE GRADES WITH BLOCK MODEL GRADES**

| Deposit | Variable | Total | Au (g/t) |
|---|---|---|---|
| Eau Claire Deposit | Composites | 6,933 | 4.69 |
| | Composites Capped | 6,933 | 4.25 |
| | Blocks | 151,187 | 3.50 |

**Figure 14.11 Comparison of Inverse Distance Cubed, Inverse Distance Squared & Nearest Neighbour Models for the Global Mineral Resource (In-Pit and Underground)**


Eau Claire Deposit: Grade Tonnage Curves for Gold
"ID2"
"ID3"
"NN"
Tonnes
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
Grade (Au g/t)
30.00
25.00
20.00
15.00
10.00
5.00
0.00
0
0.5
1
1.5
2
2.5
3
3.5
4
4.5
5
Cut-off Grade (Au g/t)

### 14.11.1 Sensitivity to Cut-off Grade

The Deposit Mineral Resource Estimate has been estimated at a range of cut-off grades presented in Table 14.14 to demonstrate the sensitivity of the Mineral Resource to cut-off grades. The current Mineral Resource Estimate is reported at a cut-off grade of 0.5 g/t Au within a conceptual pit shell and the underground Mineral Resource Estimate is reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell.

**TABLE 14.14**
**EAU CLAIRE GOLD DEPOSIT MINERAL RESOURCE AT VARIOUS GOLD CUT-OFF GRADES**

| Open Pit[1] | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Measured | | | Indicated | | | Inferred | | |
| **Cut-off Au g/t** | **Tonnes** | **Au (g/t)** | **Contained Au (oz)** | **Tonnes** | **Au (g/t)** | **Contained Au (oz)** | **Tonnes** | **Au (g/t)** | **Contained Au (oz)** |
| 0.0 | 602,000 | 6.35 | 123,000 | 678,000 | 4.82 | 105,000 | 45,000 | 4.84 | 7,000 |
| 0.1 | 601,000 | 6.36 | 123,000 | 676,000 | 4.83 | 105,000 | 45,000 | 4.84 | 7,000 |
| 0.2 | 599,000 | 6.39 | 123,000 | 673,000 | 4.85 | 105,000 | 45,000 | 4.84 | 7,000 |
| 0.3 | 592,000 | 6.46 | 123,000 | 668,000 | 4.89 | 105,000 | 44,000 | 4.95 | 7,000 |
| 0.4 | 584,000 | 6.55 | 123,000 | 655,000 | 4.99 | 105,000 | 43,000 | 5.06 | 7,000 |
| **0.5** | **574,000** | **6.66** | **123,000** | **636,000** | **5.13** | **105,000** | **43,000** | **5.06** | **7,000** |
| 0.6 | 562,000 | 6.81 | 123,000 | 622,000 | 5.25 | 105,000 | 42,000 | 5.18 | 7,000 |
| 0.7 | 551,000 | 6.94 | 123,000 | 607,000 | 5.33 | 104,000 | 41,000 | 4.55 | 6,000 |
| 1.0 | 516,000 | 7.35 | 122,000 | 567,000 | 5.65 | 103,000 | 38,000 | 4.91 | 6,000 |
| 1.5 | 469,000 | 7.96 | 120,000 | 498,000 | 6.24 | 100,000 | 35,000 | 5.33 | 6,000 |
| 2.0 | 424,000 | 8.58 | 117,000 | 446,000 | 6.76 | 97,000 | 34,000 | 5.49 | 6,000 |
| 2.5 | 382,000 | 9.28 | 114,000 | 400,000 | 7.31 | 94,000 | 29,000 | 6.43 | 6,000 |
| **Underground[1]** | | | | | | | | | |
| | Measured | | | Indicated | | | Inferred | | |
| **Cut-off Au g/t** | **Tonnes** | **Au (g/t)** | **Contained Au (oz)** | **Tonnes** | **Au (g/t)** | **Contained Au (oz)** | **Tonnes** | **Au (g/t)** | **Contained Au (oz)** |
| 0.5 | 690,000 | 3.83 | 85,000 | 6,713,000 | 3.35 | 723,000 | 4,475,000 | 4.08 | 587,000 |
| 0.6 | 660,000 | 3.96 | 84,000 | 6,425,000 | 3.47 | 717,000 | 4,367,000 | 4.17 | 585,000 |
| 0.7 | 633,000 | 4.08 | 83,000 | 6,129,000 | 3.61 | 712,000 | 4,263,000 | 4.26 | 584,000 |
| 1.0 | 557,000 | 4.52 | 81,000 | 5,301,000 | 4.04 | 689,000 | 3,860,000 | 4.62 | 573,000 |
| 1.5 | 456,000 | 5.25 | 77,000 | 4,171,000 | 4.80 | 644,000 | 3,112,000 | 5.42 | 542,000 |
| 2.0 | 388,000 | 5.93 | 74,000 | 3,357,000 | 5.55 | 599,000 | 2,693,000 | 5.99 | 519,000 |
| **2.5** | **332,000** | **6.56** | **70,000** | **2,752,000** | **6.27** | **555,000** | **2,339,000** | **6.56** | **493,000** |
| 3.0 | 283,000 | 7.25 | 66,000 | 2,285,000 | 7.00 | 514,000 | 1,861,000 | 7.54 | 451,000 |
| 4.0 | 204,000 | 8.54 | 56,000 | 1,617,000 | 8.44 | 439,000 | 1,483,000 | 8.58 | 409,000 |
| 5.0 | 157,000 | 9.90 | 50,000 | 1,227,000 | 9.73 | 384,000 | 1,181,000 | 9.66 | 367,000 |

*(1) Open pit Mineral Resources are reported at a cut-off grade of 0.5 g/t Au within a conceptual pit shell and underground Mineral Resources are reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell. Values in this table reported above and below the cut-off grades should not be considered as a Mineral Resource Estimate. The values are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade. All values are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.*

### 14.11.2 Sensitivity to Metal Price

A price sensitivity analysis was prepared using a downside scenario gold price of US$1,150/oz as well as an upside scenario at US$1,350/oz. Whittle™ pit optimization was completed using the same optimization parameters as for the Mineral Resource Estimate except for changing the gold price. The results of the sensitivity analysis are presented in Table 14.15. Table 14.15 and Figure 14.12 demonstrate that the Deposit in-pit Mineral Resource Estimate is sensitive to a ± US$100 change in gold price.

**TABLE 14.15**
**IN-PIT MINERAL RESOURCES ESTIMATED AT US$1,150/OZ, US$1,250/OZ AND US$1,350/OZ GOLD PRICE AND REPORTED AT A 0.5 G/T AU CUT-OFF GRADE**

| Gold Price US$/oz | Tonnes | Gold(1) | |
|---|---|---|---|
| | | Grade (g/t Au) | Ozs Au |
| **Measured** | | | |
| $1,150 | 527,000 | 6.89 | 117,000 |
| $1,250 | 574,000 | 6.66 | 123,000 |
| $1,350 | 600,000 | 6.55 | 126,000 |
| **Indicated** | | | |
| $1,150 | 352,000 | 5.29 | 60,000 |
| $1,250 | 636,000 | 5.13 | 105,000 |
| $1,350 | 838,000 | 5.11 | 138,000 |
| **Inferred** | | | |
| $1,150 | 17,000 | 6.37 | 4,000 |
| $1,250 | 43,000 | 5.06 | 7,000 |
| $1,350 | 56,000 | 4.28 | 8,000 |

*(1) Open pit Mineral Resources are reported at a cut-off grade of 0.5 g/t Au within a conceptual pit shell and underground Mineral Resources are reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell. Cut-off grades are based on a gold price of US $1,250 per ounce. Values in this table reported at a gold price of US $1,150 and US $1,350 are provided as an upside and down-side scenario for in-pit Mineral Resource Estimate only without changing other parameters. These values should not be considered as a current Mineral Resource Estimate.*

**Figure 14.12 Comparison of the In-Pit Eau Claire Gold Deposit Mineral Resource Estimate at Varied Gold Price**



Eau Claire Deposit: In-Pit Grade Tonnage Curves for Varied Gold Price
Tonnes
Grade (Au g/t)
Cut-off Grade (Au g/t)
"US1,250/oz"
"US$1,150/oz"
"US$1,350/oz"
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
30.00
25.00
20.00
15.00
10.00
5.00
0.00
0
0.5
1
1.5
2
2.5
3
3.5
4
4.5
5

## 14.12 COMPARISON TO PREVIOUS MINERAL RESOURCE ESTIMATE

A comparison of the current Deposit updated Mineral Resource Estimate (combined open pit and underground) to the 2017 Mineral Resource Estimate completed by SGS is presented in Table 14.16; a comparison to the 2015 Mineral Resource Estimate completed by SRK is presented in Table 14.167. The current updated Mineral Resource Estimate compared to the 2017 Mineral Resource Estimate has resulted in an overall increase in tonnes and ounces (approximately 3–7.5%) in the Deposit, at similar grades. The increase in the 2018 Mineral Resource Estimate is a result of an increase in the underground Mineral Resource Estimate resulting from the additional deeper drilling completed since the last Mineral Resource Estimate and the revised 3D Mineral Resource Estimate wireframe models.

The updated Mineral Resource Estimate compared to the 2015 Mineral Resource Estimate has resulted in an overall reduction in tonnes (approximately 52%) and ounces (approximately 18 %) in the Deposit; however, the grade in the Deposit shows a significant increase of approximately

57% (Table 14.17). The resulting updated Mineral Resource Estimate is informed by much improved and stringent 3D Mineral Resource Estimate wireframe modelling and better understanding of the Deposit derived from significant increases in drilling density.

**Table 14.16**
**Comparison of the 2017 and 2018 Eau Claire Gold Deposit Mineral Resource Estimate, Combined In-pit and Underground.**

| Cut-off Grade (Au g/t) | Tonnes(1) | Au g/t | Au Ozs |
|---|---|---|---|
| **Measured** | | | |
| 2017 Mineral Resource Estimate | 932,000 | 6.67 | 200,000 |
| 2018 Mineral Resource Estimate | 906,000 | 6.63 | 193,000 |
| % difference | -2.79 | -0.60 | -3.60 |
| **Indicated** | | | |
| 2017 Mineral Resource Estimate | 3,238,000 | 6.01 | 626,000 |
| 2018 Mineral Resource Estimate | 3,388,000 | 6.06 | 660,000 |
| % difference | 4.63 | 0.83 | 5.43 |
| **Inferred** | | | |
| 2017 Mineral Resource Estimate | 2,227,000 | 6.49 | 465,000 |
| 2018 Mineral Resource Estimate | 2,382,000 | 6.53 | 500,000 |
| % difference | 6.96 | 1.08 | 7.53 |

*(1) Open pit Mineral Resources are reported at a cut-off grade of 0.5 g/t Au within a conceptual pit shell and underground Mineral Resources are reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell.*

**Table 14.17**
**Comparison of the 2015 and 2018 Eau Claire Deposit Mineral Resource Estimates, Combined In-pit and Underground**

| Cut-off Grade (Au g/t) | Tonnes(1) | Au g/t | Au Ozs |
|---|---|---|---|
| **Measured** | | | |
| 2015 Mineral Resource Estimate | 970,000 | 7.29 | 227,000 |
| 2018 Mineral Resource Estimate | 906,000 | 6.63 | 193,000 |
| % difference | -6.60 | -9.05 | -15.0 |
| **Indicated** | | | |
| 2015 Mineral Resource Estimate | 6,255,000 | 3.60 | 724,000 |
| 2018 Mineral Resource Estimate | 3,388,000 | 6.06 | 660,000 |
| % difference | -45.8 | +68.3 | -8.84 |
| **Inferred** | | | |
| 2015 Mineral Resource Estimate | 5,072,000 | 3.88 | 633,000 |
| 2018 Mineral Resource Estimate | 2,382,000 | 6.53 | 500,000 |
| % difference | -53.0 | +68.3 | -21.0 |

*(1) Open pit Mineral Resources are reported at a cut-off grade of 0.5 g/t Au within a conceptual pit shell and underground Mineral Resources are reported at a cut-off grade of 2.5 g/t Au outside the conceptual pit shell.*

## 14.13 DISCLOSURE

All relevant data and information regarding the Project are included in other sections of this Technical Report. There is no other relevant data or information available that is necessary to make the Technical Report understandable and not misleading.

# 15.0 MINERAL RESERVE ESTIMATES

There is no Mineral Reserve Estimate stated on the Eau Claire Gold Deposit. This section does not apply to the Technical Report.

## 16.0 MINING METHODS

The Eau Claire Gold Deposit consists of relatively narrow and steeply dipping mineralized zones. The Deposit lends itself to both conventional open pit mining and underground mining methods. Accordingly, the mine plan entails developing two open pits (850W Pit and 450W Pit) combined with an underground mining operation beneath the open pits. Figure 16.1 provides a general overview of the Project site showing the location of the pits and the underground portal.

A combined open pit and underground production schedule has been developed for the Project. The production plan includes an Inferred Mineral Resource that has a lower level of confidence that that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

**Figure 16.1 Project Site Overview**


Waste Rock
Tailings Management Facility
050W Pit
450W Pit
Overburden
Process Plant and Mineralized Stock Pile
Ramp Portal
Mine Camp

## 16.1 OPEN PIT MINING

Two open pits will be developed, with the 850W Pit having a maximum depth of approximately 30 m and the 450W Pit having a maximum depth of approximately 100 m from the surface to pit bottom.

The open pit mining operation will be a conventional open pit typically found in Canada. The mining operation will excavate three different materials:

- Overburden (to be placed into an overburden stockpile);
- Waste Rock (to be placed into a waste rock facility);
- Process Plant Feed (to be processed or placed in stockpile for later processing).

The design of the open pit mine plan and production schedule entailed several sequential steps. They are:

- Complete pit optimizations to select the optimal pit shells.
- Design an operational pit (with ramps and benches) based on the optimal shell.
- Develop internal pit phases (push-backs) to transition the annual production tonnages.
- Develop a life-of-mine open pit mining production schedule.

### 16.1.1 Pit Optimization

A series of pit optimizations were completed using the NPV Scheduler software package. This optimization process produces a series of nested pit shells containing mineralized material that is economically extractable according to a set of physical and economic design parameters. The pit shell that produces the optimal undiscounted cash-flow is selected as the optimum shell to be used for mine design.

A series of pit optimizations were run using the parameters shown in Table 16.1 and with a wide range of revenue factors (from 20% to 100%). The NPVS optimization software has the option to examine the trade-off between open pit mining and underground mining. Optimization was completed with and without this underground option but only the results from the underground option are presented in this Technical Report.

The optimization results are shown graphically in Figure 16.2 (NPV) and Figure 16.3 (tonnages). These charts provide an estimate for the potential extractable process plant feed for each revenue factor as well as potential strip ratio. The optimized pit shell forms the basis for the actual pit design and in this case the 91% revenue factor pit was selected as the optimal pit.

The process plant feed quantities reported in the optimization output represent the potentially extractable portion of the Mineral Resource Estimate contained in the optimized pit shell; however the quantity used in the production schedule will be derived from an operational pit design. The potential process plant feed tonnage consists of varying amounts of Inferred Mineral Resource.

| Table 16.1<br>Pit Optimization Parameters | | |
|---|---|---|
| Gold price (100% revenue factor) | $US/oz | $1,250 |
| Exchange rate | US$:C$ | 0.80 |
| Refining cost | $US/oz | 10.00 |
| Au recovery | % | 95.0 |
| Payable gold | % | 99.9 |
| Overburden mining cost | $/t | 3.00 |
| Waste mining cost | $/t | 3.50 |
| Mineralized Material Mining Cost | $/t | 3.50 |
| Processing cost | $/t | 21.60 |
| G&A cost | $/t | 9.13 |
| Total Mineralized Material Based Cost | $/t | 30.73 |
| Cut-Off Grade | Au g/t | 0.66 |

**Figure 16.2 Pit Optimization NPV vs Revenue Factor**



Pit Optimization (NPV5%)
NPV ($M)
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Revenue Factor ($1250 = 100%)

**Figure 16.3 Pit Optimization Tonnages**


Pit Optimization (Tonnages)
Mill Feed (kt)
Waste (kt)
Strip Ratio
Tonnages (Mt)
Strip Ratio
Revenue Factor ($1250 = 100%)
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
0.0
2.0
4.0
6.0
8.0
10.0
12.0
14.0
16.0
18.0
20.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0
11.0
12.0

### 16.1.2 Pit Designs

Two pit designs (450W and 850W pits) were created using the selected optimized shells as the basis. Benches and haul roads were added, according to the guidelines shown in Table 16.2. Figure 16.4 presents a plan view of the final pit designs.

| TABLE 16.2<br>PIT DESIGN PARAMETERS | | |
|---|---|---|
| Truck Size & Width | 55 t | 5.6m |
| Haul Ramp Width (double) | m | 22 m |
| Haul Ramp Width (single) | m | 11 m |
| Ramp Grade | max | 10% |
| Pit Slopes | Overburden | Rock |
| Inter-ramp Angle | 27° | 50° |
| Bench face angle | 50° | 70° |
| Bench Height | 5 m | 5 m |
| Benching | double | double |
| Catch bench Width (m) | 11.2 | 4.8 |

**Figure 16.4 Final Pit Designs**


850W Pit
450W Pit
WEST PIT
MAIN PIT
EASTMAIN RESOURCES INC.
CLEARWATER PROJECT
ULTIMATE
PIT PLAN
P & E MINING CONSULTANTS INC.

### 16.1.2.1 Geotechnical Studies

No geotechnical studies have been completed at this study stage so pit slope angles used (see Table 16.2) were assumed based on P&E's experience with similar rock types. P&E recommends that a geotechnical consulting firm be engaged by Eastmain to geotechnically log the drill core and generate a geotechnical plan for future engineering studies.

### 16.1.2.2 Hydrogeological Studies

No hydrogeological studies have been completed at this study stage to assess groundwater conditions. P&E recommends that a hydrogeological consulting firm be engaged by Eastmain to study water conditions at site and generate a plan for future engineering studies.

### 16.1.2.3 Open Pit Mining Dilution and Mineralization Losses

In order to estimate the tonnage of potentially extractable process plant feed, dilution and mineralization loss factors must be applied to the in-situ tonnage.

The amount of open pit dilution that occurs during mining will be dependent upon the width of the mineralized zones and the blast hole spacing that is used to define the mining dig limits. A grade control drilling program has been planned, however, mining dilution is still expected to occur due to rock mass movement during blasting.

In order to estimate mining dilution, several different representative bench plans were selected for analysis. For selected benches a 1.5 m wide envelope of diluting material was assumed around the mineralized domains (see Figure 16.5 for the concept). The diluting grade was estimated for this envelope and applied as the diluting grade. The average percent of mining dilution was applied to the in-situ tonnes and grade to determine the diluted tonnes and grade. The dilution parameters are summarized in Table 16.3. Mining mineralization losses were assumed at 3% based on P&E's experience.

**Figure 16.5 Dilution Envelope Concept**


Dilution Approach
• Based on 3m blast hole spacing, 1.5m diluting skin assumed to be mined with mineralized zone.
• Percent dilution based on mineralized zone thickness.
• Diluting waste will contain some gold grade.
Mineralized Zone above cut-off grade

**TABLE 16.3**
**OPEN PIT MINING DILUTION AND MINERALIZATION LOSS CRITERIA**

| Open Pit | Diluting Skin | Dilution Factor | Mineralization Loss Factor | Diluting Grade (Au) |
|---|---|---|---|---|
| 450W Pit | 1.5 m | 23.9% | 3.0% | |
| 850W Pit | 1.5 m | 45.7% | 3.0% | |
| Average (weighted) | | 26.1% | 3.0% | 0.26 g/t Au |

### 16.1.3 Potentially Extractable Portion of the Mineral Resource Estimate

After the pit design was finalized, the potential process plant feed (i.e. "potentially extractable portion of the Mineral Resource Estimate") and waste tonnages were reported inside the pit. The potentially extractable portion of the Mineral Resource Estimate is summarized in Table 16.4. This tonnage is used in this PEA production schedule and incorporates the mining dilution described previously.

| TABLE 16.4<br>OPEN PIT PROCESS PLANT FEED (DILUTED) | | | |
|---|---|---|---|
| **Source** | **Tonnage kt** | **Au g/t** | **Gold koz** |
| 450W Pit | 1,470.0 | 3.79 | 179.3 |
| 850W Pit | 171.3 | 3.69 | 20.3 |
| **Total** | **1,641.3** | **3.78** | **199.6** |

**Note: The potentially extractable tonnages in the Mineral Resource Estimate utilized in this PEA contain both Indicated and Inferred Mineral Resources. The reader is cautioned that Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that value from such Mineral Resources will be realized either in whole or in part.**

#### 16.1.3.1 Pit Phases

In order to distribute the annual mined waste tonnages and to accelerate the access into the process plant feed material, the larger 450W pit was sub-divided into two phases. These are shown in Figures 16.6 (plan view) and Figure 16.7 (cross-section view). The smaller 850W pit was planned to be mined as a single phase.

The total tonnages and diluted head grades contained within each of the phases are presented in Table 16.5.

**Figure 16.6 Pit Phase Plan**


450W
850W
West Pit
Sequence
Y -1
Y 1
Y 2
Y 3
850W Pit
450W Pit (1)
450W Pit (2)

**Figure 16.7 Pit Dimensions and Cross-Section**



120 m
275 m
650 m
260 m
30 m
100 m

| Table 16.5<br>Pit Phase Diluted Tonnages | | | | | |
|---|---|---|---|---|---|
| | | **Total** | **450W Pit** | | **850W Pit** |
| | | | **Phase 1** | **Phase 2** | |
| Total Pit Tonnage | kt | 17,015 | 12,005 | 3,240 | 1,770 |
| Waste Tonnage | kt | 14,728 | 10,331 | 2,861 | 1,536 |
| Overburden | kt | 646 | 495 | 88 | 63 |
| Process Plant Feed | kt | 1,641 | 1,180 | 290 | 171 |
| Au | g/t | 3.78 | 4.18 | 2.24 | 3.69 |
| Au | oz | 199,623 | 158,447 | 20,876 | 20,300 |
| Strip Ratio | W:O | 9.4 | 9.2 | 10.2 | 9.3 |

### 16.1.4 Open Pit Production Schedule

The open pit production schedule consists of one pre-production year for pre-stripping followed by three years of mine production. The target total annual mining rate is approximately 7 Mt tonnes of total material per year, or approximately 20,000 tpd. Table 16.6 provides the open pit production schedule by year and by pit phase.

**TABLE 16.6**
**OPEN PIT PRODUCTION SCHEDULE**

| Source | | Total | Y -1 | Y 1 | Y 2 | Y 3 |
|---|---|---|---|---|---|---|
| **850W Pit** | | | | | | |
| Total Material | kt | 1,769.6 | 999.6 | 770.0 | | |
| Waste Rock | kt | 1,535.8 | 866.6 | 669.2 | | |
| Overburden | kt | 62.5 | 59.0 | 3.5 | | |
| Strip Ratio | w:o | 9.33 | 12.51 | 6.91 | | |
| Total Process Plant Feed | kt | 171.3 | 74.0 | 97.3 | | |
| | Au g/t | 3.69 | 4.77 | 2.86 | | |
| **450W Pit (1)** | | | | | | |
| Total Material | kt | 12,005.4 | | 6,230.4 | 5,125.0 | 650.1 |
| Waste Rock | kt | 10,331.0 | | 5,224.0 | 4,544.2 | 562.8 |
| Overburden | kt | 494.8 | | 494.8 | | |
| Strip Ratio | w:o | 9.18 | | 11.18 | 7.82 | 6.45 |
| Total Process Plant Feed | kt | 1,179.7 | | 511.6 | 580.8 | 87.3 |
| | Au g/t | 4.18 | | 4.70 | 3.89 | 3.01 |
| **450W Pit (2)** | | | | | | |
| Total Material | kt | 3,240.0 | | | 1,874.9 | 1,365.1 |
| Waste Rock | kt | 2,861.4 | | | 1,726.1 | 1,135.3 |
| Overburden | kt | 88.3 | | | 88.3 | |
| Strip Ratio | w:o | 10.16 | | | 29.97 | 4.94 |
| Total Process Plant Feed | kt | 290.4 | | | 60.5 | 229.8 |
| | Au g/t | 2.24 | | | 2.00 | 2.30 |
| **Total Open Pit** | | | | | | |
| Total Material | kt | 17,015.0 | 999.6 | 7,000.4 | 6,999.9 | 2,015.2 |
| Waste Rock | kt | 14,728.2 | 866.6 | 5,893.2 | 6,270.3 | 1,698.1 |
| Overburden | kt | 645.5 | 59.0 | 498.3 | 88.3 | |
| Strip Ratio | W:O | 9.37 | 12.51 | 10.50 | 9.91 | 5.35 |
| Total Process Plant Feed | kt | 1,641.3 | 74.0 | 608.9 | 641.3 | 317.1 |
| | Au g/t | 3.78 | 4.77 | 4.40 | 3.72 | 2.50 |

### 16.1.5 Open Pit Mining Practices

The open pits will be operated as an owner-operated conventional open pit mining operation. Contract mining is an optional approach but this has not been re-evaluated in this study since contractor quotes from past years appeared to be too expensive.

#### 16.1.5.1 Drilling and Blasting

Overburden will be free digging; no blasting will be required for mining. However, the waste rock and process plant feed will require blasting.

Blasthole drilling will be carried out using downhole hammer drills and hole diameters of 100 mm with an operating bench height of 5.0 m.

The blasthole burden and spacing is estimated at 3.0 m x 3.0 m and blasting will be carried out using an ammonium nitrate fuel oil mixture ("ANFO"). A bulk explosives truck will mix ANFO directly at the drill holes. Blast initiation will be carried out using non-electric detonators and booster charges.

The powder factor in both waste and process plant feed is estimated at 0.20 kg/t.

#### 16.1.5.2 Loading and Hauling

Diesel powered hydraulic front shovel excavators with a 7 $m^3$ heavy rock bucket will be used to both free dig the overburden and excavate the blasted rock. The excavators will load 55 t off-highway haul trucks with a four-pass loading match. The truck fleet size will peak at eight trucks in year 2.

Excavator loading operations will also be supported by a front-end wheel loader with a 7 $m^3$ rock bucket although only about 15%-20% of the truck loading will be done by that wheel loader.

#### 16.1.5.3 Pit Dewatering

The open pits will likely see groundwater seepage in addition to regular precipitation events and snowmelt. An allowance has been included in the operating and capital costs for a pit dewatering system to pump water from pit sumps. No quantitative information was available to adequately predict the expected water inflow into the pits, therefore this is considered an "allowance".

Staged skid or trailer mounted centrifugal pumps will be used to remove water from the pit sump locations on the lowest bench during the pit development.

#### 16.1.5.4 Auxiliary Pit Services Equipment

The primary mining operations will be supported by a fleet of support equipment consisting of bulldozers with ripper attachments, graders as well as water truck, maintenance vehicles, and service vehicles. A list of major and support equipment is provided in Table 16.7.

#### 16.1.5.5 Waste Material Storage Facilities

The open pit will require the development of two waste material disposal facilities.

An overburden storage facility will be used to stockpile the stripped overburden until required for reclamation and closure.

A single waste rock storage facility will be developed north of the two open pits. At this stage no distinction in waste placement is considered for any potentially acid generating material.

The location of the overburden and waste rock storage facilities are shown in Figure 16.8.

Once the 850W pit is mined out in year two, it may be possible to backfill that pit with some waste from the 450W pit. This has not been included in the plan at this stage since underground mining may be occurring beneath the 850W pit at the time.

**Figure 16.8 Waste Material Storage Facilities**


Waste Rock Dump
850W
Pit
450W
Pit
Overburden

### 16.1.6 Open Pit Equipment

The mine operations will utilize methods and technologies found at other locations around Canada where similar rock and climatic conditions are encountered. Table 16.7 lists the peak mine equipment fleet requirements.

| Table 16.7<br>Mining Equipment Fleet | |
|---|---|
| **Equipment Fleet** | **Total Units** |
| Drill, 100 mm, Crawler, DTH | 3 |
| Drill, 110 mm, Crawler, Top Head | 1 |
| Stemming Truck, 15 t | 1 |
| Transport Vehicle for Detonators | 1 |
| Hydraulic Excavator, 7 $m^3$ | 1 |
| Hydraulic Excavator, 2 $m^3$ | 1 |
| Front-End Wheel Loader 7 $m^3$ | 1 |
| Front-End Wheel Loader 4 $m^3$ | 1 |
| Haul Truck 55 t class | 8 |
| Personnel Van/Bus | 1 |
| Dozer D8 Class | 2 |
| Welding Truck | 1 |
| Fuel Truck | 1 |
| Grader 6.3 m Blade | 2 |
| Light Plant | 5 |
| Lube Truck | 1 |
| Mechanic Truck | 1 |
| Pickup Truck | 6 |
| Pit Water Pumps Diesel | 2 |
| Water Truck (40 t 30,000 ltr) | 1 |

### 16.1.7 Open Pit Support Facilities

The open pit operation will require mine offices, change house facilities, maintenance facilities, warehousing and cold storage areas. The mine office will provide for mine management, engineering, geology, mine maintenance services. These are part of the Project infrastructure described in Section 18 of this Technical Report.

A maintenance shop to provide pit support services will be located near the process plant site. The mine maintenance facility will consist of a truck shop which will include a wash facility, welding equipment and a dedicated preventive maintenance bay. The facility will have an adjoining indoor parts storage and tool crib. A fuel and lube station will be conveniently located near the maintenance facility and main haul road for equipment access. A mobile truck mounted fuel and lube system will be available to service less-mobile equipment in the field.

### 16.1.8 Open Pit Mining Manpower

The open pit mining operation will require a peak open pit workforce of 110 personnel, as summarized in Table 16.8. Manpower numbers will fluctuate as mining volumes changes and operating equipment needs change.

The mining operations manning list includes all aspects involved with the open pit operations, including:

- Senior mine and maintenance supervision;
- Office technical staff, engineering, geology, surveying, etc.;
- Clerical, maintenance planning, training;
- Mine operations crews;
- Mine support crews;
- Mine maintenance crews.

**TABLE 16.8**
**OPEN PIT MANPOWER**

| Open Pit Manpower | Year -1 | Year 1 | Year 2 | Year 3 |
|---|---|---|---|---|
| Driller | 1 | 7 | 8 | 3 |
| Driller Helper | 1 | 7 | 8 | 3 |
| Blasting Foreman | 1 | 1 | 1 | 1 |
| Blaster | 1 | 1 | 1 | 1 |
| Labourer | 1 | 1 | 1 | 1 |
| Haul Truck Drivers | 3 | 24 | 31 | 11 |
| Excavator Operator | 2 | 3 | 4 | 2 |
| Loader Operator | 1 | 3 | 2 | 1 |
| HD Mechanic | 2 | 12 | 13 | 7 |
| Pit Services (dewatering) | 1 | 1 | 1 | 1 |
| Grader Operator | 3 | 3 | 3 | 3 |
| Dozer Operator | 6 | 6 | 6 | 6 |
| Water Truck Operator | 3 | 3 | 3 | 3 |
| Utility Operators | 3 | 3 | 3 | 3 |
| Grade Control Drillers | 3 | 3 | 3 | 3 |
| Mine Superintendent | 1 | 1 | 1 | 1 |
| Mine Gen Foremen | 1 | 1 | 1 | 1 |
| Mine Foremen | 4 | 4 | 4 | 4 |
| Mine Clerk | 1 | 1 | 1 | 1 |
| Maintenance Gen Foreman | 1 | 1 | 1 | 1 |
| Maintenance Foreman | 2 | 2 | 2 | 2 |
| Planner | 1 | 1 | 1 | 1 |
| Welder | 1 | 1 | 1 | 1 |
| Gas Mechanic | 1 | 1 | 1 | 1 |
| Tireman | 1 | 1 | 1 | 1 |
| Labourer | 1 | 1 | 1 | 1 |

| Table 16.8<br>Open Pit Manpower | | | | |
|---|---|---|---|---|
| **Open Pit Manpower** | **Year -1** | **Year 1** | **Year 2** | **Year 3** |
| Equipment Trainer | 1 | 1 | 1 | 1 |
| Chief Engineer | 1 | 1 | 1 | 1 |
| Mine Engineer | 1 | 1 | 1 | 1 |
| Geologist | 1 | 1 | 1 | 1 |
| Surveyor | 1 | 1 | 1 | 1 |
| Survey Tech | 1 | 1 | 1 | 1 |
| Mine Tech | 1 | 1 | 1 | 1 |
| Grade Control Tech | 1 | 1 | 1 | 1 |
| **Total** | **55** | **101** | **111** | **72** |

## 16.2 UNDERGROUND MINING

### 16.2.1 Introduction

The underground portion of the Eau Claire Gold Deposit will be accessed from a portal and ramp from surface, with all levels being accessed via various internal ramps. Figure 16.9 below shows the main ramp system for the mine.

Due to the varying dip and thickness of the veins in the Deposit, most stopes will be mined using the captive sub-level longhole method, as described in Section 16.2.2 below. Some areas have geometries that will allow for standard level-to-level longhole operations, however, these geometries are expected to occur in a minority of cases. Mining will generally be done on a retreat basis from the furthest lateral extent of a level towards the ramp intersection, except in areas where multiple parallel veins exist and provide multiple working faces in a localized area.

**Figure 16.9 Ramp Access System for the Eau Claire Gold Deposit Underground Production Levels Not Shown**


0m
-200m
-400m
-600m
-800m
Eau Claire Ramp System (Looking North)

### 16.2.2 Captive Sub-level Longhole Mining Method

The captive sub-level longhole method uses sub-levels to provide access for geology and drill/blast operations at a midpoint between regular levels. Due to the limitations of longhole drills that can operate in the captive sub-levels, combined with a reasonable maximum drillhole length of 30 m, it was determined that main non-captive levels should be spaced 24 m apart vertically, with captive sub-levels 12 m above main levels. This limits the production drill hole length at the most adverse dip to 20 m between sublevels, or 35 m between main levels. A detailed schematic illustration of the method is presented in Appendix E.

#### 16.2.2.1 Development

Main level development is done by mechanized trackless equipment. Captive sub-level development is done by trackless equipment as much as possible. Raises are either bored (for ventilation), drop-raised (some ventilation), or driven manually (timbered captive access raises). Figure 16.10 below shows the development associated with the captive longhole mining method.

**Figure 16.10 Stope Development for Captive Sub-level Longhole Mining Method**


Sill Overcut
Captive Level
timber raise
Sill Undercut
Captive Level
timber raise
Waste Undercut
24m
12 m
24m
12 m
25m
P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers
May 2nd 2018

A representative level is shown in Figure 16.11.

**Figure 16.11 Plan View of Typical Level, 450 Zone, 430 m Below Surface**


444,500E
444,600E
444,700E
444,800E
Fresh Air Drop Raise
(with Escapeway)
Ventilation Access
Ramp
Level Access
Main Level Remuck
Mineralized Drift, Main Level
Waste Drift, Main Level
Captive Level
Captive Access Raise
Type: 450 Main Zone, Typical Level Plan
Elevation: 440 m Below Surface

***Note:*** *Captive levels are offset 12 m vertically above the main levels along the dip of the Deposit.*

Development dimensions and quantities are listed in Table 16.9 and Table 16.10.

**TABLE 16.9**
**LATERAL DEVELOPMENT SUMMARY**

| Drift Type | Nominal Dimensions | Total Mine Development (m) |
|---|---|---|
| Ramps<br>Main Level Accesses<br>Ventilation Accesses | 4.0 m W x 4.0 m H | 19,881 |
| Other Level Accesses<br>Main Level Waste | 3.0 m W x 3.0 m H | 20,807 |
| Main Level Mineralization | 3.2 m W (varies with dip) x 2.7 m H | 19,695 |
| Main Level Re-Muck Bays | 4.0 m W x 5.0 m H | 1,141 |
| Captive Level Mineralization and Waste | 3.2 m W (varies with dip) x 2.5 m H | 15,645 |
| **Total Lateral** | | **77,169** |

| Table 16.10<br>Vertical Development Summary | | |
|---|---|---|
| **Drift Type** | **Nominal Dimensions** | **Total Mine Development (m)** |
| Raisebored Vent Raises | 3.1 m diameter | 1,603 |
| Drop Raise Vent Raises | 3.0 m W x 4.0 m L | 1,527 |
| Captive Sub-level Access Raises | 2.4 m W x 2.4 m L | 3,981 |
| **Total Vertical** | | **7,111** |

**Main Levels**

Main level development is done by trackless equipment. Mechanized 2-boom jumbos (similar to Sandvik DD321), 7 t LHD s (similar to Sandvik LH307), and mechanized rockbolters (similar to Sandvik DS311) will be used to drive the larger drifts, and where conditions require, smaller 1-boom jumbos (similar to Sandvik DD211), 4 t LHD (similar to Sandvik LH204) and scissor decks or small rockbolters (similar to Sandvik DS211) will be used to develop smaller-scale headings. Development material will be transported back to the main level re-muck bay where it will be loaded into 30 t haul trucks using a 7 t LHD.

**Captive Sub-Levels**

Captive sub-levels are accessed via a captive raise which will be driven manually. This raise will be timbered with a compartment for men and materials, and a compartment for blasted rock. The raise will be driven from a cut-out beside the main level access drift to isolate it from the main haulage route. Once the raise is complete, captive lateral development will be done using two-boom drills (similar to Maclean Double Long Tom) and compressed-air-driven mucking machines (similar to Atlas Copco Cavo 310) or slushers. Multiple mill-hole raises will be used where necessary to limit mucking distances and reduce cycle times. Ground support will be installed manually. Re-mucking from the raise to level re-muck bays will be done with either a 4 t or a 7 t LHD, depending on the size of the adjacent main level drift.

### 16.2.2.2 Drilling

Drilling will be predominately downhole drilling using 64 mm diameter holes. It is envisioned that upholes will only be used in pillar recovery efforts. Two types of longhole drill will be used on the site: electro-hydraulic mobile drill rigs (similar to a Sandvik DL210) for drilling from a main level, and captive pneumatic longhole drills (similar to a Boart StopeMate) for drilling from captive sub-levels. Where necessary, the pneumatic rigs can also be used to drill from main levels.

Certain areas of the Deposit have dips approaching the lower limit of longhole drilling. In areas where the apparent dip of the mineralized material is less than 45° (the lowest dip is estimated at 40°), deliberate dilution will be introduced to the stope by drilling out the footwall to a minimum

dip of 45° and slashing the undercut wider to ensure proper blasted material flow (see Figure 16.12).

**Figure 16.12 Longhole Drilling for Captive Sub-Level Longhole Mining Method**


Sill Overcut
Captive Level
Sill Undercut
Captive Level
Slashed Undercut
45°
25m
24m
12 m
24m
12 m
P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers
May 2nd 2018

Blasting will start from a drop raise in the lowest 12 m segment and progress until sufficient void exists to fire larger-scale blasts. Once the lower panel is blasted, it will be mined and the upper panel will be blasted into the void below in one blast.

#### 16.2.2.3 Stope Loading and Hauling

Where conditions permit, a 7 t LHD (similar to Sandvik LH307) will be used to transport material from the stope to main level re-muck bays, prior to re-loading the material to 30 t haul trucks. Where smaller-scale development is used that precludes the use of larger equipment, a 4 t LHD (similar to Sandvik LH204) will be used to transport material from the stope to the main level re-muck bays, where it will be loaded into trucks using a 7 t LHD. There is the potential to use small 20 t trucks from the backfill haul fleet for blasted material loaded directly from the stope to a truck using a 4 t LHD when conditions permit.

#### 16.2.2.4 Backfill

Backfill for the mine is envisioned to be primarily run-of-mine rock fill, with some areas requiring cemented rock fill ("CRF") for the elimination of in-situ pillars. The backfill fleet is composed primarily of 30 t haul trucks, but also includes several smaller 20 t haul trucks (similar to a Sandvik TH320) for hauling backfill to levels with significant lateral extents. This will allow backfill to be dumped in re-muck bays closer to the filling stope, limiting the amount of on-level re-mucking required, or directly into the stope, depending on requirements. Backfilling

will only commence in a stope once the lower and upper panels have been blasted and loaded and a void from main level to main level exists (see Figure 16.13).

**Figure 16.13 Backfilling for Captive Sub-Level Longhole Mining Method**



Sill Overcut
Captive Level
Sill Undercut
Backfill
Waste Undercut
24m
12 m
24m
25m
P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers
May 2nd 2018

Cemented backfill will be comprised of either 4% (for adjacent mining) or 8% (for undermining) cement by mass and use sub-100 mm aggregate. It will be trucked from surface to a re-muck bay close to the filling location, and then transported to the filling stope via a loader if it cannot be dumped directly into the stope. In general, stopes requiring CRF will have a back-slash and dump block installed to facilitate direct filling from trucks to limit cement cure time prior to fill placement.

### 16.2.3 Cut-Off Grades

Two cut-off grades were used in the underground mine schedule: a production cut-off grade and a development marginal cut-off grade. Stopes were designed around the production cut-off grade of 2.7 g/t Au, and any development with an average grade down to 1.0 g/t Au was included in the potentially extractable portion of the Mineral Resource Estimate since the metal recovery would more than offset the cost of hauling to surface and processing the material.

#### 16.2.3.1 Stope Cut-Off Grade

The cut-off grade for stopes was calculated as presented in Table 16.11.

| TABLE 16TABLE 16.11<br>STOPE CUT-OFF GRADE CALCULATION | | | |
|---|---|---|---|
| **Item** | **Value** | **Unit** | **Comments** |
| Mining Cost | 68.50 | $/t mined | |
| G&A | 10.00 | $/t mined | |
| Mining Recovery | 0.92 | % | Recovery factor |
| Mining Cost per Process t | 85.33 | $/t processed | |
| Processing Cost per Process t | 21.09 | $/t processed | |
| Cost per Process t | 106.42 | $/t processed | |
| Contingency | 21.28 | $/t processed | 20% of costs |
| **Total Cost per Process t** | **127.70** | **$/t processed** | **(1)** |
| | | | |
| Gold Price | 1,250 | USD/oz Au | |
| Foreign Exchange Rate | 0.8 | USD/CDN | |
| Process Plant Recovery | 0.95 | % | Recovery Factor |
| **Gold Value per Gram Processed** | **47.72** | **$/g Au** | **(2)** |
| | | | |
| **Cut-Off Grade** | **2.68** | **g/t Au** | **(2)/(1), rounded to 2.7 g/t Au** |

#### 16.2.3.2 Development Incidental Cut-Off Grade

The development marginal cut-off grade was calculated at 1.0 g/t Au using an incremental cost for hauling mineralization to surface and subsequent processing. This cut-off grade was only applied to material that was being mined to sustain other required production or development operations where the cost of development was already sunk.

### 16.2.4 Services

#### 16.2.4.1 Ventilation

The ventilation circuit for the Deposit will be a push system providing air down intake raises and exhausting out the main portal and various exhaust raises. Initial development of the portal ramp to the main ramp vent raise will be done with forced air from the portal supplied via twinned 1.07 m diameter vent duct until air can be supplied via the raise. Since the mineralized mining locations vary from level to level and a retreat mining method is used, primary ventilation will normally be supplied near the ramp intersection for each level and sent to working faces via auxiliary systems. A schematic of the mine ventilation system can be seen in Figure 16.14Figure 16..

During production it is envisioned that there will be three operating fresh air raises, each powered by a single primary fan, providing a total of 260 $m^3/s$ of fresh air to the mine. Each raise will require a propane heating unit to prevent freezing of the underground air during winter.

**Figure 16.14 Ventilation Schematic of the Eau Claire Gold Deposit Mine Looking North**


443900E
444100E
444300E
444500E
444700E
444900E
445100E
0 m
-200 m
-400 m
-600 m
-800 m

### 16.2.4.2 Electrical

Electric power for the mine will be sourced from nearby Hydro Québec infrastructure via a dedicated transmission line to the Project site. The underground mine is expected to require a maximum peak load of 6.4 MW and an average load of 4.4 MW as per Table 16.12. Power is expected to cost $0.06/kWh. Underground transmission from surface to levels will be at 4,160 kV to main level transformers, at which point it will be stepped down to 600 kV for transmission on the levels and distributed to various pieces of equipment. It is envisioned that there will be a maximum of eight transformers required at any one time in the underground mine.

**TABLE 16.12**
**UNDERGROUND OPERATIONS ELECTRICAL LOAD AT THE EAU CLAIRE GOLD DEPOSIT MINE**

| Item | Maximum Peak Load (kW) | Average Load (kW) |
|---|---|---|
| Ventilation | 1,350 | 800 |
| Pumping | 2,400 | 1,500 |
| Compressed Air | 1,400 | 1,150 |
| Machinery | 1,250 | 950 |
| **Total** | **6,400** | **4,400** |

#### 16.2.4.3 Dewatering

Water management at the mine will be effected by pumping face water via 50 mm diameter lines to level sumps using compressed air driven pumps (similar to Wilden P400) where it will drain via gravity to one of three main pump stations. Each main pump station will contain a settling sump, from which reclaimed water will be returned to the mine water system. Additional water inflows will be pumped to surface through 200 mm diameter pipelines. The system has been designed to pump a maximum flow of 150 l/s to surface in the event of flood conditions.

#### 16.2.4.4 Compressed Air

Compressed air will be provided from surface via twinned 200 mm diameter pipelines. Once underground it will be split into smaller supply pipelines until it reaches the mining levels where it will be split into pipelines of a minimum of 100 mm diameter for distribution to various equipment. It is envisioned that maximum compressed air requirements for the mine will be approximately 5,000 cfm for machinery and 800 cfm for face pumps, with an additional 25% system loss resulting in a maximum compressor requirement of 7,250 cfm. The compressed air will be provided via five twin-screw air compressors (similar to Sullair TS-32-350), including a redundant spare.

#### 16.2.4.5 Egresses, Refuges and Additional Underground Infrastructure

All ventilation raises will be equipped with a manway to facilitate emergency egress from the mine. Underground portable refuge stations (similar to MineArc Minesafe) will be provided at locations within the required proximity to working faces and will be moved as mine requirements dictate. It is envisioned that six portable refuge stations will be required. Additionally, two permanent refuge stations will be established. These will normally function as underground lunch rooms but will be fitted with all required infrastructure to act as a refuge station and fresh air base for mine rescue teams in the event of an emergency.

Due to the close proximity of the underground to surface facilities, the only underground infrastructure not previously mentioned that will be constructed is four sets of explosives magazines and an underground maintenance bay, which will be equipped to handle day-to-day minor repairs and service. Major maintenance will be performed at the surface maintenance facilities.

### 16.2.5 Diluted And Recovered Mineralization

A longitudinal projection of the underground stopes (by grade ranges) and development is presented in Figure 16.15.

**Figure 16.15 Longitudinal Projection of the Eau Claire Gold Deposit Mine Looking North**


0m
-200m
-400m
-600m
-800m
Description
Color
<2.5g/t Au
2.5-3g/t Au
3-5g/t Au
5-7.5g/t Au
7.5-10g/t Au
>10g/t Au
Stopes and Development by Grade (Looking North)

Throughout underground development and production of the Deposit it is planned to recover 4.8 Mt of potentially extractable mineralized Mineral Resources with an average grade of 5.24 g/t Au. The breakdown of development and stope tonnes and grade can be seen in Table 16.13, and the breakdown of tonnes by type and grade can be seen in Table 16.14.

| TABLE 16.13<br>POTENTIALLY EXTRACTABLE PORTION OF MINERAL RESOURCE ESTIMATE BY TYPE | | | |
|---|---|---|---|
| **Material Type** | **Mined Tonnes (000s)** | **Grade (g/t Au)** | **Contained Oz Au (000s)** |
| Development Tonnes | 860 | 4.33 | 120 |
| Production Tonnes | 3,900 | 5.44 | 680 |
| Total | 4,760 | 5.24 | 800 |

| Table 16.14<br>Potentially Extractable Portion of Mineral Resource Estimate by Classification | | | | |
|---|---|---|---|---|
| **Material Class** | **Mined Tonnes (000s)** | **Grade (g/t Au)** | **Contained Oz Au (000s)** | **% of Extractable Resource by Mass** |
| Measured | 210 | 6.08 | 40 | 5 |
| Indicated | 1,780 | 6.80 | 390 | 37 |
| Inferred | 1,470 | 7.83 | 370 | 31 |
| Waste (Dilution) | 1,300 | 0.00 | 0 | 27 |
| **Total** | **4,760** | **5.24** | **800** | 100 |

Note that in Table 16.14 above, overall dilution (internal and external) is 40% of tonnes above cut-off grade, however, approximately 33% of those tonnes contain low-grade mineralization and are included in Mineral Resource classifications other than waste.

### 16.2.6 Schedules

Initial underground development will start in Q1 of the second year of open pit mining and will take approximately 18 months. Approximately 81 kt of mineralized development material will be recovered during this period. For the next six months, underground mineralized material production operations will be at 750 tpd in addition to development tonnage, prior to reaching a combined development and production rate of 1,500 tpd by the start of Q1 production year 4, coincidental with the end of open pit mining. This rate will be maintained until the end of mine life at the end of Q1 of production year 12.

#### 16.2.6.1 Development

The development schedule can be seen in Table 16.15.

| **TABLE 16.15<br>UNDERGROUND MINE DEVELOPMENT SCHEDULE BY TYPE AND PERIOD (METRES)** | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Development Type** | **YR2** | **YR3** | **YR4** | **YR5** | **YR6** | **YR7** | **YR8** | **YR9** | **YR10** | **YR11** | **YR12** | **Total** |
| Ramps & Re-Mucks | 1,619 | 2,174 | 1,275 | 2,009 | 1,160 | 2,155 | 1,902 | 1,972 | 1,503 | 839 | 38 | 16,645 |
| Main Level & Vent Access | 1,508 | 1,096 | 858 | 284 | 323 | 445 | 866 | 484 | 420 | 337 | 210 | 6,831 |
| Main Level Mineralized & Waste | 1,805 | 4,705 | 5,759 | 4,886 | 4,514 | 4,150 | 4,138 | 4,063 | 1,811 | 1,010 | 1,254 | 38,096 |
| Captive Levels | 541 | 1,918 | 2,577 | 1,836 | 2,284 | 2,116 | 1,747 | 1,506 | 860 | 260 | 0 | 15,645 |
| Captive Access Raises | 229 | 552 | 692 | 603 | 620 | 473 | 334 | 257 | 144 | 77 | 0 | 3,981 |
| Drop Raises | 36 | 119 | 103 | 261 | 133 | 208 | 294 | 145 | 173 | 55 | 0 | 1,527 |
| Raisebored Raises | 371 | 350 | 147 | 0 | 0 | 588 | 0 | 0 | 0 | 147 | 0 | 1,603 |
| **Total Lateral Development** | **5,472** | **9,893** | **10,468** | **9,015** | **8,281** | **8,866** | **8,654** | **8,025** | **4,594** | **2,446** | **1,502** | **77,217** |
| **Total Vertical Development** | **636** | **1,021** | **942** | **864** | **753** | **1,270** | **628** | **402** | **317** | **279** | **0** | **7,111** |

### 16.2.6.2 Production

The potentially extractable portion of the Mineral Resource Estimate production schedule is presented in Table 16.16.

| **TABLE 16.16<br>UNDERGROUND MINE PRODUCTION SCHEDULE BY TYPE AND PERIOD (TONNES)** | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Material Type** | **YR2** | **YR3** | **YR4** | **YR5** | **YR6** | **YR7** | **YR8** | **YR9** | **YR10** | **YR11** | **YR12** | **Total** |
| Development Tonnes | 33 | 96 | 133 | 101 | 105 | 111 | 98 | 85 | 45 | 28 | 28 | 865 |
| Development Au Ounces | 3.8 | 13.6 | 17.6 | 14.2 | 13.1 | 13.9 | 17.1 | 14.7 | 3.4 | 4.0 | 4.9 | 120 |
| Development Grade g/t Au | 3.55 | 4.39 | 4.10 | 4.36 | 3.89 | 3.90 | 5.45 | 5.34 | 2.36 | 4.44 | 5.40 | 4.33 |
| Stoping Tonnes | 0 | 137 | 411 | 439 | 436 | 432 | 444 | 456 | 497 | 516 | 128 | 3,897 |
| Stoping Au Ounces | 0 | 30 | 68 | 88 | 85 | 60 | 68 | 92 | 111 | 58 | 21 | 681 |
| Stoping Grade g/t Au | 0.00 | 6.80 | 5.14 | 6.26 | 6.04 | 4.34 | 4.75 | 6.26 | 6.94 | 3.51 | 5.13 | 5.44 |
| **Total Tonnes** | **33** | **234** | **544** | **540** | **541** | **543** | **542** | **542** | **542** | **544** | **157** | **4,762** |
| **Total Au Ounces** | **3.8** | **43.7** | **85.5** | **102.5** | **97.9** | **74.2** | **84.9** | **106.5** | **114.3** | **62.3** | **26.1** | **802** |
| **Grade g/t Au** | **3.55** | **5.81** | **4.89** | **5.90** | **5.63** | **4.25** | **4.87** | **6.11** | **6.56** | **3.56** | **5.18** | **5.24** |

## 16.3 LIFE OF MINE PRODUCTION PLAN

Over the life of the Project the process plant will receive a blend of feed from both open pit and underground operations.

Initially the open pit will provide the process plant feed, and in production year 2 the underground operation will start to provide mineralized feed to the process plant. By year 4, the underground mine will be at full capacity at the same time that the open pits will be depleted.

Table 16.17 presents the combined mine production schedule and process plant feed. This schedule forms the basis for the economic model. Over the life of the Project, the underground mine will provide approximately 74% of the total process plant feed tonnage.

## 16.4 POTENTIAL FOR TOLL PROCESSING

Toll processing at the Goldcorp Eleonore process plant was considered as an option during the PEA study.

After examining the economic trade-offs from constructing a process plant at the Property (stand-alone scenario), it was determined that from Eastmain's perspective, the stand-alone scenario provided both a) superior economics and b) eliminated reliance on outside parties.

Under a toll processing scenario, P&E's cost estimates suggest that opportunities exist for modest capex savings. However, much of the savings could potentially be offset with higher operating costs over time. While the scenario warrants further study, the economics of the stand-alone scenario were superior and it was elected not to pursue this option further in this Technical Report.

Beyond the economic cases, P&E identified elevated risks in relying on partnering with an outside party for any operational aspects. From an operational and risk mitigation perspective, Eastmain indicated it prefers to have full operational control.

**TABLE 16.17**
**COMBINED OPEN PIT AND UNDERGROUND DILUTED PRODUCTION SCHEDULE**

| Source | | Total | Y 1 | Y 2 | Y 3 | Y 4 | Y 5 | Y 6 | Y 7 | Y 8 | Y 9 | Y 10 | Y 11 | Y 12 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Open Pit Feed | kt | 1,375.8 | 547.4 | 514.6 | 313.8 | | | | | | | | | |
| | Au g/t | 4.37 | 5.29 | 4.10 | 3.20 | | | | | | | | | |
| Stockpiled Feed | kt | 265.5 | | | | | | | | | | | | 265.5 |
| | Au g/t | 0.75 | | | | | | | | | | | | 0.75 |
| Underground Feed | kt | 4,761.6 | | 32.9 | 233.7 | 544.4 | 540.0 | 540.9 | 543.0 | 541.7 | 541.6 | 542.1 | 544.3 | 156.9 |
| | Au g/t | 5.24 | | 3.57 | 5.81 | 4.89 | 5.90 | 5.63 | 4.25 | 4.87 | 6.11 | 6.56 | 3.56 | 5.18 |
| **Total Processed** | **kt** | **6,402.9** | **547.4** | **547.5** | **547.5** | **544.4** | **540.0** | **540.9** | **543.0** | **541.7** | **541.6** | **542.1** | **544.3** | **422.5** |
| | **Au g/t** | **4.86** | **5.29** | **4.07** | **4.31** | **4.89** | **5.90** | **5.63** | **4.25** | **4.87** | **6.11** | **6.56** | **3.56** | **2.40** |
| **Contained Au** | **koz** | **1,001.2** | **93.1** | **71.6** | **75.9** | **85.5** | **102.5** | **97.9** | **74.2** | **84.9** | **106.5** | **114.3** | **62.3** | **32.5** |

## 17.0 RECOVERY METHODS

A conventional cyanidation circuit is selected for this study, including gravity concentration within the grinding circuit followed by direct cyanidation of gravity tails. Table 17.1 lists selected criteria which are provisional and subject to further, more definitive, testwork.

**TABLE 17.1**
**SELECTED PROCESS DESIGN CRITERIA**

| Area | Parameter | Value | Units |
|---|---|---|---|
| Grinding | Bond ball mill index | 11 | kWh/t |
| | Grind ($K_{80}$) | 48 | microns |
| Gravity | Concentrate, % of feed | 0.05 | wt % |
| Cyanidation | Gold recovery (overall) | 95 | % |
| | Total cyanidation plus CIP time | 48 | hr |

Run of mine mineralized material will be crushed in a jaw crusher and ground to a $K_{80}$ of 48 microns in a semi-autogenous ("SAG") mill followed by a ball mill. The ball mill will be in closed circuit with hydrocyclones. A gravity gold recovery circuit will remove a significant fraction of available free gold from cyclone underflow slurry which will be then processed in a batch reactor. Gold-bearing solution recovered via the reactor will be directed to the leach circuit.

Cyclone overflow will report to a thickener to control the density of the slurry fed to cyanidation. Leach discharge will flow through a series of carbon columns comprising a carbon-in-pulp ("CIP") circuit where gold will be adsorbed onto active carbon. Carbon will pass through the columns countercurrent to the leach slurry and subsequently report to the gold elution circuit.

Gold will be eluted from the carbon in a high temperature pressure vessel yielding a relatively high-grade gold eluate; the gold will be subsequently recovered by electrowinning and smelting to produce a doré product.

Figure 17.1 is a simplified process plant block flowsheet showing the major operations.

**Figure 17.1 Process Plant Block Flowsheet**


MILL FEED
CRUSHING
LIME
PRIMARY GRINDING (SAG)
PUMP BOX
SECONDARY GRINDING
CYCLONES
CYANIDE
CYANIDATION
CARBON ADSORPTION
CARBON ELUTION/ELECTROWINNING
CN DESTRUCTION
MELTING
TAILINGS
DORE

# 18.0 PROJECT INFRASTRUCTURE

## 18.1 TAILINGS AND WASTE ROCK MANAGEMENT

### 18.1.1 Tailings

The Eau Claire Gold Deposit Mine will produce 6.4 Mt of mineralized material that will be processed at the rate of 1,500 tpd over 11.8 years. This results in an annual tailings production rate of 525,000 t. Subject to environment assessment and approvals, it is expected that tailings will be dewatered in the process plant and transported to a lined dry-stack tailings facility. This strategy is similar to tailings management practice at an operating gold mine in the region (Eleonore) and another in the far north of Québec (Raglan). A geomembrane-lined facility would represent low risk for potential surface and groundwater contamination.

It is anticipated that the tailings will be detoxified (cyanide destruction with metabisulphite or equivalent) in the process plant and will be dewatered by thickening and filtration. The tailings cake will be transported to the engineered tailings facility by heated-box trucks and spread by a dozer. A final soil cover will be progressively placed to prevent wind and water erosion.

Pit disposal of tailings is technically possible but since underground mining is planned under each of the two pits, in-pit disposal would neither be prudent nor permitted during the operations.

Tests in 2015 by SGS (Lakefield) subjected four Eau Claire vein composites representing the P, JQ, R, and S Veins and one master composite to mineralized characterization, metallurgical and environmental testing. These composites were prepared from assay reject material that had been stored frozen at SGS (Lakefield) from analytical work completed in 2008. The acid-base accounting and net acid generation tests completed on the various feed and tailing streams generated in the program clearly indicated that the samples would not generate acid drainage. Tests in 2017 by SGS indicated that a tailings composite was not likely an acid generator ("ARD"), but the results "were not absolute".[1]

While the main sulphide in the Deposit is pyrrhotite, a normally very reactive sulphide, the mineralized material's neutralizing potential plus the lime addition in cyanide leaching should depress the ARD potential in the tailings stored in an engineered facility. By association, the metal leaching potential of the tailings should also be limited.

Conceptually, a lined tailings management facility ("TMF") will be located close to the mines and process plant and will be constructed in stages as mining and processing advance. An example would be where the initial facility would be capable of handling up to three years of tailings. Additional capacity would be built during the summer of years three, six and nine of mine operations.

---

[1] SGS 2017, Update Mineral Resource Estimate for the Eau Claire Gold Deposit, Clearwater Project

At a disposed density of 1.6 t/m$^3$, the first 3-year's tailings storage capacity needs to be approximately 1 M m$^3$. For an average final tailings depth of 25 m, a TMF footprint of approximately 4 ha would be required.

### 18.1.2 Overburden and Waste Rock

Approximately 0.65 Mt of overburden will be excavated during open pit development. This material will be stockpiled for use in closure activities.

The open pit will produce 14.7 Mt of waste rock. In addition, the develop waste generated from underground ramp development is estimated to be 100,000 t. This waste rock is expected to be suitable for general construction on site – roads, berms, pads, foundations, etc.

SGS (Lakefield) tests in 2017 indicated potential acid generation by the waste rock. Accordingly, the pit waste rock will be sorted according to whether acid generating/metal leaching ("ARD/ML") or not. The sorting would be based on visual observations (presence of sulphides) and acid base accounting ("ABA") tests on drill cuttings. The potentially ARD/ML rock could be placed in the 850W pit once it is mined out either during mine operations or on mine closure. Placement during operation into a mined-out pit would depend on the results of safety risk assessment related to underground operations and to permitting.

The fraction of total waste rock to be potentially ARD/ML is unknown. Assuming 15%, a pad may need to be constructed to collect snow melt and contaminated rain water drainage. At the end of mining operations, this waste rock could be re-handled back into one of the pits, where it would eventually be submerged under water.

## 18.2 ACCESS ROAD AND SITE ROADS

The current 18 km gravel road from the Hydro Québec Eastmain 1 hydro dam to site will be upgraded to an all-weather road to allow heavy truck traffic to the site all year. The road will be approximately parallel to the proposed power line route indicated in Figure 18.1. A bypass route will be established around the hydro dam wall on the north side of the dam. This may require bridge construction over the Eastmain Spillway.

Approximately 9 km of site roads and haul roads will be constructed for mining equipment to operate to the TMF, waste rock storage facility, overburden storage facility and the primary crusher at the process plant.

## 18.3 POWER LINE

Electric power will be provided by an 18 km long metal pole line from the Hydro Québec Eastmain 1 hydro dam to the Project site. The approximate route is shown in Figure 18.1. Electricity will be distributed from a central substation at the mine site with step-down transformers. Preliminary discussions were held with Hydro Québec on the power line, but it is recommended that more in-depth discussions and cost estimates be carried out for future engineering studies.

**Figure 18.1 Proposed Electrical Power Infrastructure**


Proposed 18 km power line
Proposed Substation
Mine Site
Eastmain 1 Hydro Dam

***Source:*** *(Google Earth 2017)*

## 18.4 WATER

During operations, non-impacted surface water will be diverted around the Project site. Natural drainage on the Project site is from east to west. Water from the tailings facility (minor seepage and net precipitation) will be collected and returned to a central water reservoir for treatment before release. Pit mine and underground mine water will be collected and pumped to the same reservoir. A portion of this water will be used in the process plant. The excess mine water will be treated for suspended solids, metals and ammonia to comply with Québec and Canada regulation before release. Site run-off will be collected and passed through sediment removal and monitoring basins before release.

Ground water will be drawn from a pristine surface water source or a well at the Project site and treated in a containerized potable water treatment plant prior to use. Treatment may consist of water softening, filtration, UV disinfection and chlorine addition for protection of the distribution system. Point-of-use reverse osmosis systems are being considered for drinking water. An alternative will be bottled water from a commercial source. Ground water drawn from the water source or well will also be used for reagent mixing in the process plant.

## 18.5 SEWAGE TREATMENT

Domestic sewage will be collected and treated in a containerized sewage disposal system located at the Project site. Treated water from the system will be pumped to a central water reservoir for inclusion in water recycled to the process plant.

## 18.6 EXPLOSIVES

Explosives will be delivered to surface storage magazines and from there to the underground mine on an as-needed basis. An explosives contractor will manage ammonium nitrate component storage at a site on surface.

## 18.7 ANCILLARY BUILDINGS

Ancillary buildings will generally be portable and/or modular structures.

### 18.7.1 Camp

Camp facilities will be prefabricated portable trailers, capable of housing 300 people. Approximately 100 rooms will contain two beds for employees working 12-hour opposite shifts. Another 100 rooms will contain one bed for management, supervisory and technical personnel. Other facilities in the camp will include a kitchen/cafeteria, recreation centre and wash areas.

### 18.7.2 Gatehouse

The gatehouse will be a prefabricated portable trailer.

### 18.7.3 Core Shack and Core Storage

The core shacks will be prefabricated portable trailers and core storage will be in prefabricated rack type structures.

### 18.7.4 Assay Lab

The assay lab will be a pre-fabricated composite facility housed in portable, connected trailers. One trailer will be dedicated to sample preparation, a second dedicated to fire assaying, and a third dedicated to wet chemistry, instrumentation and an office. Electricity, propane, and water distribution, dust collection, fume scrubbing and air conditioning/filtration will be important requirements of the assay lab.

### 18.7.5 Maintenance Shop and Warehouse

The maintenance shop will be a fabric style building on a concrete pad.

Storage containers will be positioned in the vicinity of the maintenance shop for the purpose of storing consumables and supplies.

A warehouse will be a rigid, partly heated structure located near the administration/office trailers.

### 18.7.6 Ventilation Buildings

Fan intake structures, composed of steel frames with metal cladding on a small concrete pad, will be constructed over the fresh air vent raises, with propane-fired mine air heaters and a stench gas emergency warning injection system.

### 18.7.7 Modular Office and Dry Trailers

Modular offices and dry facilities will be comprised of containers and trailers installed on competent aggregate pads.

### 18.7.8 Electrical Infrastructure

Back-up generators will be used to supply emergency electricity to the Project site. These will be housed in shipping containers and/or tractor trailers, with self-contained fuel storage.

Containerized switchgear and transformers will be located near the office and the process plant.

## 18.8 STORAGE TANKS

Storage tanks are listed below.

- Storage tanks will be installed for fire suppression water. Subject to insurance underwriter requirements, a containment pond water could be an alternate fire suppression water source, eliminating the winter freezing challenges of surface tanks.
- Fuel (propane, diesel) storage containers will be strategically located to supply fuel to the mining equipment and back-up generators at the Project site.
- Potable water will be stored in tanks that are inside the containerized potable water treatment plant.

# 19.0 MARKET STUDIES AND CONTRACTS

The gold price used in this Technical Report is US$1,250/oz and is potentially subject to spot gold market conditions. There are no streaming or hedging agreements in place.

There are no long-term service or supply contracts in place that are material.

## 20.0 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

## 20.1 BASELINE STUDIES

The Project site may be considered as a "greenfield" site (no existing mining or major excavations), however, has been subject to some surface disturbance during several episodes of exploration as shown in Figure 20.1. Activities have included vegetation clearance and soil removal over mineralized outcrops, trenching, diamond sawing and drill coring.

**Figure 20.1 Eau Claire Gold Deposit Project Site**



***Source:*** *(Google Earth 2017)*

Baseline studies are to be undertaken by expert consultants who will consider the following environmental and social aspects:

- Site hydrology;
- Surface and groundwater quality;
- Climate and air quality;
- Vegetation and wetlands;
- Fish and associated habitat;
- Terrestrial and avian wildlife;
- Archeological values;
- Land use and resources; and
- Socio-economics.

The baseline studies will focus on a description of existing conditions. The impact of infrastructure building, mining and processing operations and the residual impact upon closure

and site reclamation will be assessed in the environment assessment process. An important reliable source of baseline information for the Project are the extensive regional studies conducted by Hydro Québec for the Eastmain component of the James Bay Project. Site biology and water-related aspects are expected to be a focus of the new Project baseline studies.

Project-specific baseline studies have been limited to date. An assessment of aggregate resources by EnviroCree was completed – several deposits were identified including two significantly-sized ones in close proximity to the mine site – identified as Delta and Foxtrot, 160,000 $m^3$ and 230,000 $m^3$ respectively.

## 20.2 MAJOR ENVIRONMENTAL AND SOCIAL CONSIDERATIONS AND ASPECTS

The major physical considerations to be assessed and managed are the impact of a medium-scale mining operation on the surface water, the management of waste rock and tailings, access road upgrades, potential bridge construction over the Eastmain Spillway, and the construction of an 18 km power line from the Hydro Québec Eastmain substation.

Of significant importance will be social acceptability and consultations with local Cree communities and representatives.

The Project is located at 52° 13' N and 75° 49' W and is subject to the 1975 James Bay and Northern Québec Agreement ("JBNQA"), and the 2002 Paix des Braves Agreement. The Project is within the Eeyou Istchee Territory of the Eastmain Cree First Nation, and on the traditional trapping territory held by Mr. Ted Moses who is the tallyman for hunting and fishing activity on the lands on which the Project is located.

The JBNQA includes the following two important principles:

- Québec will be able to access territorial resources for the benefit of all; and
- The Government of Québec recognize the needs of the Cree people.

The Paix des Braves Agreement includes these considerations:

- Establishment of a partnership to ensure full territorial development;
- Autonomy and augmented management by the Cree of their own economic and community development; and
- A respect for sustainable development and Cree traditions.

## 20.3 ENVIRONMENTAL ASSESSMENT AND PERMITTING PROCESS

Under the JBNQA, an advisory committee was established for projects in the Eeyou Istchee region south of 55°, the James Bay Advisory Committee on the Environment ("JBACE"). There are four members each from Québec, Canada and the Cree Regional Authority plus one person

representing hunting, fishing and trapping. JBACE created two addition committees – the first is COMEV, a Québec/Cree/Canada bureau/agency for assessing project descriptions and preparing guidelines for an Environmental and Social Impact Assessment ("ESIA"); the second is COMEX which is a Québec/Cree bureau for reviewing regional projects.

The Project review process will be composed of five steps:

1. The Proponent prepares and submits a detailed Project Description to COMEV.
2. COMEV assesses the Project, its potential impact and prepares guidelines for the Project ESIA.
3. The Proponent prepares an ESIA and submits it to COMEX.
4. COMEX, with input from the Cree people and Québec public, reviews the ESIA.
5. The COMEX administrator renders a decision.

Following a successful review process, and assurance of compliance with Québec Law (including Directive 019), submissions will be made to the Cree Authority and to the Government of Québec for certificates of approval and permits. The process is outlined in Figure 20.2.

**Figure 20.2 Assessment and Approval Process Applicable to the Eau Claire Gold Deposit**



James Bay Region
(South of 55th parallel)
Project automatically subject to ESIA
Project not specifically mentioned in the Regulation
Project automatically exempted
Project Notice
Request for exemption
Evaluation Committee (COMEV)
Decision
PROJECT EXEMPTED
PROJECT NOT EXEMPTED
ESIA Guidelines from MDDELCC
Environmental and Social Impact Assessment (ESIA)
Review Committee (COMEX)
Cree Nation Government (CNG)
Recommendation
GOVERNMENTAL AUHTORIZATION
Project in compliance with Quebec's Directive 019
Northern-Quebec Regional Office
Certificate of Authorization

**Source:** *Amec Foster Wheeler, 2018.*

The assessment and approval process for the Project is not expected to be onerous but can take some time to complete – approximately two or more years.

## 20.4 KEY ENVIRONMENTAL CONSIDERATIONS IN THE PROJECT DESIGN

The following are anticipated to be key Project design targets:

### 20.4.1 Waste Rock

A fraction of the waste rock (estimated 15%) may exhibit acid drainage and metal leaching characteristics. This rock will be placed on a low permeability pad and water that has been in contact with this waste rock will be collected and treated before release. At the end of mining, this rock may be placed in a mined-out pit which will naturally flood and submerse the rock.

### 20.4.2 Tailings

The dry-stack tailings facility will be fully lined and will receive filtered tailings. The tailings will be subject to progressive reclamation. All rainwater and snow melt that has contacted tailings will be collected and pumped to the effluent treatment plant. All water management facilities will comply with Directive 019 requirements re 1:100-year snow and rainfall events.

### 20.4.3 Water Management

Potable water will be separately sourced from a pristine surface water source or a well. Domestic water will be collected and treated in a sewage treatment plant. The effluent treatment plant will treat a combination of tailings run-off, waste rock seepage, mine water and process plant water.

### 20.4.4 Closure

As much as reasonably possible, the Project will be designed for closure. For example, tailings will be progressively closed out.

## 20.5 PROJECTED ENVIRONMENTAL MANAGEMENT PROGRAM

The Project will be designed to minimize environmental impact during operations and abate undesirable legacies on closure. The Project will be confined to a footprint only slightly larger than the area affected by exploration (refer to Figure 20.1). Tailings will be progressively capped and prepared for closure during operations. Potentially acid generating ("PAG") waste rock will be separately stored and placed into a mined-out pit on closure. The underground operations and pits will be allowed to naturally flood at the end of mining – any potential ARD/ML will be attenuated.

During operations non-impacted surface water will be diverted around the mine site. Water from the tailings facility – minor seepage and net precipitation will be collected and returned to a central water reservoir for treatment before release. Pit mine and underground mine water will be collected and pumped to the same reservoir. A portion of this water will be used in the process

plant. The excess mine water will be treated for suspended solids, metals and ammonia to comply with Québec and Canada regulation before release. Site run-off will be collected and passed through sediment removal and monitoring basins before release.

Environmental monitoring and reporting will include climate, ground and surface water quality monitoring, air (particulates, NOx and SOx), noise, tailings, waste rock and industrial waste management.

## 20.6 KEY PERMITS AND AUTHORIZATIONS REQUIRED FOR THE PROJECT

There are a significant number of permits and authorizations required as summarized in Table 20.1.

**TABLE 20.1**
**KEY PERMITS AND AUTHORIZATIONS**

| Ministry, Agency | Permit or Approval |
|---|---|
| Ministry of Natural Resources ("MNR") | Pits and Quarries Access |
| | Land Use Permit |
| | Mining Lease |
| Ministry of Sustainable Development and Parks ("MSDEP") | Reclamation Plan |
| | Certificate of Authorizations: Global, Pit and Quarries, Roads, Ramps, Shafts, Pits |
| | Tailings construction, operation |
| | Industrial water treatment |
| | Process Plant construction, operation |
| | Waste rock pad |
| | Drinking water source, pumping |
| | Sewage plant, operation |
| Municipality | Water use |
| | Construction permit |
| Hydro Québec | Access road use, dam crossing |
| | Power connection |
| Cree Nation | Collaboration Agreements |

## 21.0 CAPITAL AND OPERATING COSTS

### 21.1 CAPITAL COSTS

The capital cost estimate addresses the engineering, procurement, construction and start-up of the Eau Claire Gold Deposit Project, which consists of an open-pit mine, an underground mine, a 1,500 tpd processing plant, and associated ancillary facilities.

The capital cost estimate is developed to a level commensurate with that of a PEA in order to evaluate the Project viability. After inclusion of the contingency, the capital cost estimate is considered to have an accuracy of ±30%, and is estimated in Q1, 2018 Canadian dollars.

Cost estimates are based on:

- First-principles estimates;
- Detailed design and scheduling of the open pit and underground mine;
- Cost benchmarks against other low-cost gold mining operations;
- Vendor pricing and finance terms for equipment;
- Vendor estimates of productivity and operational costs;
- Cost databases for capital equipment;
- Cost databases for consumables;
- Underground equipment is assumed to have no salvage value at end of mine life.

The total estimated pre-production cost to design, procure, construct and start-up the facilities described in this Technical Report is $175 M. This does not include underground capital expenditures since these are not incurred until production year 2. Table 21.1 summarizes the initial capital cost estimate incurred in the two year pre-production period. An exchange rate of CDN$1 = US$0.77 has been used for the capital cost estimate.

The estimate includes a contingency allowance of approximately 20% for all capital items except for open pit pre-production mining which has a contingency of 10%. The total contingency on initial capital is estimated at $27 M.

Sustaining capital represents capital expenses for additional costs and equipment purchases that will be necessary during the operating life of the Project, and are not included in the normal operating costs. Life-of-mine ("LOM") sustaining capital is estimated at $108 M including a 20% contingency.

Total LOM capital costs (initial plus sustaining) are estimated at $283 M including contingencies. No provision has been included in the capital cost to offset future escalation.

| TABLE 21.1<br>INITIAL CAPITAL COST ESTIMATE SUMMARY | |
|---|---|
| **Capital Item** | **Cost ($ M)** |
| Surface infrastructure | 20.4 |
| Power and electrical | 22.5 |
| Water, waste and tailings facility | 4.6 |
| Process plant | 67.1 |
| Open pit mining | 21.8 |
| Owner's costs | 11.0 |
| Contingency @ 20% | 27.3 |
| **Total** | **174.7** |

### 21.1.1 General

Items not included in the capital estimate are:

- Sunk costs and costs prior to the start of the basic engineering phase;
- Escalation;
- Working capital;
- Interest and financing costs;
- Taxes;
- Reclamation bonding.

#### 21.1.1.1 Direct Costs

The capital cost estimate has been built up by cost areas. Costs are based on the assumption that equipment and materials will be purchased on a competitive basis and installation contracts will be awarded in defined packages for lump sum or unit rate contracts.

#### 21.1.1.2 Indirect Costs

These costs have been calculated using percentages based on historical data of similar type projects. Indirects include overhead staff and support facilities; bonding; insurance; construction permits; contract administration; schedule management; management of subcontractors; onsite busing; surveying; contractor mobilization and demobilization; construction equipment and small tools; supervision; safety; temporary power, ablution facilities and communication; warehousing; clean-up and waste removal; construction vehicles, fuel and maintenance.

Process plant indirect costs are included at an overall rate of 34% of the total cost.

#### 21.1.1.3 Spare Parts and Initial Fills

An allowance has been made for spare parts required for start-up and commissioning of the Project. A percentage of the equipment value has been assigned.

#### 21.1.1.4 EPCM Services

EPCM services for basic and detailed engineering design, procurement, and construction management of the process plant and ancillary facilities have been included in the indirect costs.

#### 21.1.1.5 Owner's Costs

Owner's costs have been developed based on 20% of the estimated site infrastructure costs.

#### 21.1.1.6 Freight

Transportation costs have been included for delivery of equipment and materials to the Project site. In general, it has been assumed that most equipment and bulk materials will be purchased in North America and can be trucked to site.

### 21.1.2 Open Pit Mining Capital Cost Estimate

The open pit mine capital cost has been subdivided into four areas; (i) mining equipment, (ii) mine infrastructure, (iii) freight, and (iv) pre-stripping. Table 21.2 summarizes the initial open pit mine capital cost estimate of $21.8 M before contingency.

**TABLE 21.2**
**OPEN PIT MINE CAPITAL COST ESTIMATE (INITIAL CAPITAL)**

| Years -2 and -1 Only | Quantity | Unit Price ($000) | Total ($000) |
|---|---|---|---|
| Drill, 100 mm, crawler, DTH (T40) | 3 | 700 | 2,100 |
| Stemming truck, 15 t | 1 | 90 | 90 |
| Transport for detonators | 1 | 40 | 40 |
| Hydraulic excavator, 7 $m^3$ (6015) | 1 | 1,524 | 1,524 |
| Wheel loader 7 cu.m (C988) | 1 | 850 | 850 |
| Haul truck 55 t class (TR60) | 7 | 769 | 5,383 |
| Personnel van/bus | 1 | 100 | 100 |
| Drill, 110 mm, crawler, top head | 1 | 1,100 | 1,100 |
| Dozer TD25M (D8) | 2 | 650 | 1,300 |
| Welding truck | 1 | 75 | 75 |
| Excavator, 2 $m^3$ (CAT 336E) | 1 | 308 | 308 |
| Fuel truck | 1 | 300 | 300 |
| Grader 4.3 m blade (990E) | 2 | 550 | 1,100 |
| Light plant | 5 | 20 | 100 |

| **TABLE 21.2 OPEN PIT MINE CAPITAL COST ESTIMATE (INITIAL CAPITAL)** | | | |
|---|---|---|---|
| **Years -2 and -1 Only** | **Quantity** | **Unit Price ($000)** | **Total ($000)** |
| Lube truck | 1 | 200 | 200 |
| Mechanic truck | 1 | 225 | 225 |
| Pickup truck | 6 | 40 | 240 |
| Pit water pumps diesel | 2 | 50 | 100 |
| Wheel loader 4 $m^3$ (C966) | 1 | 455 | 455 |
| Water truck (40 t 30,000 ltr) | 1 | 300 | 300 |
| **Subtotal (Direct Equipment)** | | | **15,890** |
| **Other Capital Costs** | | | |
| Office equipment plus software | 1 | 100 | 100 |
| Radio communications + GPS | 1 | 50 | 50 |
| Survey equipment | 1 | 50 | 50 |
| Sustaining miscellaneous | | | 40 |
| **Subtotal (Direct Other)** | | | 240 |
| **Total Direct Cost** | | | 16,130 |
| **Freight and Spares** | 5% | | 800 |
| **Capitalized Pre-Strip (t)** | 999,605 | 4.88 | 4,880 |
| **Total Mining Initial Capital** | | | **21,810** |

On-going open pit sustaining costs are estimated at $0.9 M over the 3-year life of that operation.

The pre-stripping will be done by a Company-owned mining fleet during year -1 and will be capitalized. A large portion of the mining fleet will be purchased in year -2.

Freight has been estimated at 5% of the mining equipment capital cost.

### 21.1.3 Process Plant Capital Cost Estimate

Table 21.3 presents the process plant capital cost estimates. The total capital cost to build the process plant is estimated at $67.1 M before contingency.

| TABLE 21.3<br>PROCESS PLANT CAPITAL COST ESTIMATE | |
|---|---|
| **Cost Item** | **$ (M)** |
| **Direct Costs** | |
| Site development | 4.2 |
| Feed receiving | 6.3 |
| Crushing | 1.9 |
| Grinding | 12.9 |
| Cyanidation | 5.5 |
| CIP | 1.9 |
| Cyanide destruction | 0.3 |
| CIP gold recovery | 2.3 |
| Cyanidation reagents | 0.7 |
| Utilities and services | 2.3 |
| Process plant building | 5.8 |
| **Subtotal** | **44.1** |
| Construction indirects | 10.4 |
| Process plant indirects | 12.6 |
| **Total** | **67.1** |

### 21.1.4 Infrastructure Capital Cost Estimate

The major cost items required for site infrastructure are noted in Table 21.4. The capital costs are estimated at $58.5 M before contingency.

| TABLE 21.4<br>INFRASTRUCTURE CAPITAL COST ESTIMATE | |
|---|---|
| **Cost Item** | **$ (M)** |
| Surface vehicles and equipment | 1.6 |
| 20 km public access road | 12.0 |
| Service and haulage roads | 1.0 |
| Maintenance shop | 0.5 |
| Office building, equipped | 0.6 |
| 300 person camp | 2.3 |
| Dry | 0.4 |
| Other site infrastructure | 2.0 |
| **Subtotal Site Infrastructure** | **20.4** |
| 18 km powerline | 14.4 |
| Substation for powerline | 7.1 |
| Back-up generator | 1.0 |
| **Subtotal Electrical** | **22.5** |
| Tailings facility | 4.6 |
| Owner's costs | 11.0 |
| **Total** | **58.5** |

After the initial tailings facility is constructed, it is planned to expand the facility every three years, and progressively rehabilitate at the same time. The three expansions are estimated to cost a total of $5.5 M before contingency.

### 21.1.5 Underground Mining Capital Cost Estimate

Underground capital costs are not included in initial Project capital costs as they are incurred after two years of open pit production. However, they have been described below for completeness of this Technical Report.

#### 21.1.5.1 Pre-Production Underground Mine Capital Costs

Pre-production costs for the underground operation include all capital costs associated with the underground for the first 18 months of its existence. It is envisioned that the underground will use existing open pit surface facilities where possible to minimize costs.

Total initial capital costs for the underground mine are estimated at $19.4 M before contingency and are described below as infrastructure, equipment and developments costs.

**Infrastructure Costs**

Infrastructure costs for pre-production operations can be seen in Table 21.5.

**TABLE 21.5**
**UNDERGROUND PRE-PRODUCTION CAPITAL INFRASTRUCTURE COSTS**

| Item | Cost ($000) |
|---|---|
| Portal collaring | 250 |
| Communications items | 83 |
| Electrical items | 1,055 |
| Ventilation items | 570 |
| Dewatering items | 55 |
| Compressed air items | 434 |
| UG portable refuge stations | 420 |
| UG magazine fitment | 22 |
| **Total** | **2,889** |

**Equipment Costs**

Acquisition and mobilization costs for underground mining equipment during pre-production operations can be seen in Table 21.6. It is envisioned that the majority of equipment will be financed (leased) through the manufacturers to keep initial capital costs low. Initial lease payments apply to support and haulage equipment only. All other lease costs are included in operational costs of mining.

| **TABLE 21.6<br>UNDERGROUND PRE-PRODUCTION CAPITAL EQUIPMENT COSTS** | |
|---|---|
| **Item** | **Cost ($000)** |
| Minor equipment direct purchases | 644 |
| Lease down payments | 1,829 |
| Mobilization | 73 |
| **Total** | **2,546** |

**Underground Mine Capital Development Costs**

Costs for pre-production capital development can be seen in Table 21.7.

| **TABLE 21.7<br>UNDERGROUND PRE-PRODUCTION CAPITAL DEVELOPMENT COSTS** | | | |
|---|---|---|---|
| **Development Type** | **Quantity (m)** | **Direct Cost ($/m)** | **Total Cost ($000)** |
| Ramps & ramp re-muck bays | 2,534 | 2,590 | 6,562 |
| Main level accesses | 910 | 2,590 | 2,358 |
| Other level accesses | 793 | 2,158 | 1,711 |
| Vent accesses & level re-muck bays | 656 | 2,331 | 1,529 |
| **Subtotal Lateral** | **4,893** | | **12,161** |
| Raise bored vent raises | 546 | 2,900 | 1,584 |
| Drop raised vent raises | 96 | 2,100 | 201 |
| **Subtotal Vertical** | **642** | | **1,785** |
| **Total** | **5,535** | | **13,946** |

### 21.1.5.2 Sustaining Capital Costs

Sustaining capital costs for the underground operation include all capital costs associated with the underground from Q3 of production year 3 onwards when the first tonne of process plant feed material will be mined. These costs include the operational costs for equipment directly associated with capital development.

Total underground mining sustaining capital costs are estimated at $64.0 M before contingency, or $13.44/t of potentially extractable portion of the Mineral Resource Estimate is mined. The sustaining costs are described below as infrastructure, equipment and development.

**Infrastructure Costs**

Sustaining infrastructure costs can be seen in Table 21.8.

| TABLE 21.8<br>LOM UNDERGROUND SUSTAINING CAPITAL INFRASTRUCTURE COSTS | |
|---|---|
| **Item** | **Cost ($000)** |
| Surface CRF plant (90 t/hr capacity) | 750 |
| Communications items | 339 |
| Electrical items | 3,278 |
| Ventilation items | 641 |
| Dewatering items | 630 |
| Compressed air items | 260 |
| UG refuge stations (portable and permanent) | 458 |
| UG magazine fitment | 151 |
| UG maintenance bay fitment | 195 |
| **Total** | **6,704** |

**Equipment Costs**

Capital equipment cost expenditures to maintain mining operations can be seen in Table 21.9. It is envisioned that the majority of equipment will be financed through the manufacturer to keep initial capital costs low. Lease payments apply to support and haulage equipment only. All other lease costs are included in operational costs of mining.

| TABLE 21.9<br>UNDERGROUND SUSTAINING CAPITAL EQUIPMENT COSTS | |
|---|---|
| **Item** | **Cost ($000)** |
| Minor equipment direct purchases | 576 |
| Lease down payments | 3,170 |
| Mobilization | 127 |
| **Total** | **3,874** |

**Mine Development Costs**

Costs for pre-production capital development can be seen in Table 21.10. These costs include operational costs for equipment associated with capital development.

| TABLE 21.10<br>UNDERGROUND SUSTAINING CAPITAL DEVELOPMENT COSTS | | | |
|---|---|---|---|
| **Development Type** | **Quantity (m)** | **Direct Cost ($/m)** | **Total Cost ($000)** |
| Ramps & ramp re-muck bays | 12,971 | 2,590 | 33,594 |
| Main level accesses | 1,611 | 2,590 | 4,172 |
| Other level accesses | 2,263 | 2,158 | 4,884 |
| Vent accesses & level re-muck bays | 2,021 | 2,331 | 4,711 |
| **Subtotal Lateral** | **18,866** | | **47,361** |
| Raise bored vent raises | 1,054 | 2,900 | 3,066 |
| Drop raised vent raises | 1,431 | 2,100 | 3,005 |
| **Subtotal Vertical** | **2,485** | | **6,071** |
| **Total** | **21,348** | | **53,432** |

**Per Tonne Summary**

Sustaining capital costs per tonne of potentially extractable portion of the Mineral Resource Estimate are summarized in Table 21.11. These costs include all capital costs over the LOM after the first underground production tonne is mined.

| TABLE 21.11<br>SUSTAINING CAPITAL COSTS PER UNDERGROUND TONNE MINED | | |
|---|---|---|
| **Item** | **Value** | **Units** |
| Sustaining infrastructure | 6,703 | ($000) |
| Sustaining equipment acquisition and mobilization | 3,874 | ($000) |
| Sustaining development | 53,432 | ($000) |
| **Total** | **64,009** | **($000)** |
| LOM mined mineralized tonnes | 4,762 | (000 t) |
| **Cost per Underground Tonne Mined** | **13.44** | **$/t** |

### 21.1.6 Reclamation Capital Cost Estimate

Site closure and reclamation costs are estimated at $15 M, to be incurred at the end of the LOM. Items included will be infrastructure salvage and removal, relocating PAG material to a mined-out pit, hazardous waste disposal, re-slope and terrace waste rock piles, closure of underground mine openings, reclamation of borrow pits and access roads, general site rehabilitation and re-vegetation, and post-operational monitoring and maintenance.

## 21.2 OPERATING COSTS

The operating costs estimate includes the cost of open pit mining, underground mining, processing, waste management, and G&A. The LOM average operating cost for the Project is summarized in Table 21.12.

| TABLE 21.12<br>LOM AVERAGE OPERATING COST ESTIMATES | | | |
|---|---|---|---|
| **Item** | **Unit** | **Cost (\$/t)** | **Cost (\$/t)** |
| OP unit mining | \$/t material | 3.69 | |
| UG mining, no sustaining costs | \$/t mineralization | 66.52 | |
| OP mining | \$/t processed | | 9.24 |
| UG mining, no sustaining costs | \$/t processed | | 49.47 |
| Processing | \$/t processed | | 21.09 |
| Tailings disposal | \$/t processed | | 1.50 |
| G&A | \$/t processed | | 12.53 |
| **Total Unit Cost** | **\$/t processed** | | **93.83** |

Underground costs do not include sustaining capital costs that are estimated at \$64.0 M over the LOM. The underground mining cost over the LOM including sustaining costs is estimated at \$80.0/t.

All-In Sustaining Costs ("AISC") over the LOM are estimated at \$746/oz, which equates to US\$574/oz.

### 21.2.1 Open Pit Mining

Open pit mining operating costs are derived from first principle calculations including P&E in-house equipment databases for all major and supporting equipment operating parameters, and include fuel, consumables, labour ratios, and general parts costs. The mine operating cost is summarized in Table 21.13 by annual total cost and in Table 21.14 by annual unit cost. The average unit cost for all open pit mining including pre-production is estimated at \$3.75/t of material, and for just production years is estimated at \$3.69/t of material.

Annual production tonnes, waste tonnes and loading and hauling hours are calculated based on the capacities of the loading and hauling fleet. These tonnes and hours provide the basis for drilling, blasting, and support fleet inputs. Based on the tonnes scheduled, a requirement for production drilling hours is calculated based on hole size, blast pattern, bench height, material density and penetration rate of the drill.

The quantity of explosives was calculated, priced, and subsequent contractor labour and fees have been added. An estimate for initiation systems and blasting accessories is provided on a per hole basis. Drilling and blasting inputs (pattern area, powder factor, etc.) have been included.

Fleet requirements for loading, hauling and support are derived from the loading and hauling operating hours. Costs for the support fleet of dozers, front-end loaders, graders, service and welding trucks, etc., have been estimated. The diesel fuel cost assumed is \$0.92/l delivered to the site.

All equipment costs are based on estimated fuel consumption rate, consumables cost, ground engaging tool estimate, and general parts and preventative maintenance costs on a per-hour or per-metre interval basis.

Operating labour man-hours are categorized for the different categories such as operators, mechanics, electricians, etc. The mining cost also includes costs for all mine salaried staff, consumables, and software and fleet management systems' licensing and maintenance, which are a fixed cost component.

**TABLE 21.13**
**OPEN PIT OPERATING COST ESTIMATES $(000)**

| | Unit | Total LOM | Yr -1 | Yr 1 | Yr 2 | Yr 3 |
|---|---|---|---|---|---|---|
| **Total tonnes mined** | kt | 17,015 | 1,000 | 7,000 | 7,000 | 2,015 |
| **Direct Mining Costs (by Activity)** | | | **Capital** | | | |
| Drilling | $ (000) | 8,078 | 349 | 3,132 | 3,432 | 1,165 |
| Blasting | $ (000) | 5,906 | 435 | 2,224 | 2,340 | 907 |
| Loading | $ (000) | 4,859 | 347 | 1,921 | 1,840 | 751 |
| Hauling | $ (000) | 18,564 | 651 | 6,498 | 8,387 | 3,028 |
| Services/roads/dumps | $ (000) | 14,413 | 1,575 | 4,254 | 4,213 | 4,372 |
| General, supervision & technology | $ (000) | 8,966 | 1,290 | 2,559 | 2,559 | 2,559 |
| Allowance | $ (000) | 3,039 | 232 | 1,029 | 1,139 | 639 |
| **Total Operating Cost** | **$ (000)** | **63,825** | **4,879** | **21,616** | **23,909** | **$ 13,421** |
| **Direct Mining Costs (by Cost Element)** | | | **Capital** | | | |
| Operating labour | $ (000) | 19,621 | 1,477 | 6,575 | 7,452 | 4,118 |
| Maintenance labour | $ (000) | 6,372 | 412 | 2,167 | 2,302 | 1,492 |
| Supervision & technical | $ (000) | 8,799 | 1,266 | 2,511 | 2,511 | 2,511 |
| Non-energy consumables & parts | $ (000) | 16,347 | 907 | 5,963 | 6,680 | 2,797 |
| Fuel | $ (000) | 9,164 | 507 | 3,237 | 3,691 | 1,730 |
| Leases & outside services | $ (000) | 483 | 78 | 135 | 135 | 135 |
| Allowance | $ (000) | 3,039 | 232 | 1,029 | 1,139 | 639 |
| **Total Operating Cost** | **$ (000)** | **63,825** | **4,879** | **21,616** | **23,909** | **13,421** |

***Note:*** *year -1 costs have been capitalized as pre-production.*

| TABLE 21.14<br>OPEN PIT OPERATING UNIT COST ESTIMATES ($) | | | | | | |
|---|---|---|---|---|---|---|
| | Unit | Total LOM | Yr -1 (Capital) | Yr 1 | Yr 2 | Yr 3 |
| **Direct Mining Costs (by Activity)** | | | | | | |
| Drilling | $/t mat'l mined | 0.47 | 0.35 | 0.45 | 0.49 | 0.58 |
| Blasting | $/t mat'l mined | 0.35 | 0.43 | 0.32 | 0.33 | 0.45 |
| Loading | $/t mat'l mined | 0.29 | 0.35 | 0.27 | 0.26 | 0.37 |
| Hauling | $/t mat'l mined | 1.09 | 0.65 | 0.93 | 1.20 | 1.50 |
| Services/roads/dumps | $/t mat'l mined | 0.85 | 1.58 | 0.61 | 0.60 | 2.17 |
| General, supervision & technology | $/t mat'l mined | 0.53 | 1.29 | 0.37 | 0.37 | 1.27 |
| Allowance | $/t mat'l mined | 0.18 | 0.23 | 0.15 | 0.16 | 0.32 |
| **Total Operating Cost** | **$/t mat'l mined** | **3.75** | **4.88** | **3.09** | **3.42** | **.66** |
| **Total Production Year Operating Cost** | **$/t plant feed** | **$36.06** | | **$39.49** | **$46.47** | **$42.77** |
| | | | | | | |
| **Direct Mining Costs (by Cost Element)** | | | **(Capital)** | | | |
| Operating labour | $/t mat'l mined | 1.15 | 1.48 | 0.94 | 1.06 | 2.04 |
| Maintenance labour | $/t mat'l mined | 0.37 | 0.41 | 0.31 | 0.33 | 0.74 |
| Supervision & technical | $/t mat'l mined | 0.52 | 1.27 | 0.36 | 0.36 | 1.25 |
| Non-energy consumables & parts | $/t mat'l mined | 0.96 | 0.91 | 0.85 | 0.95 | 1.39 |
| Fuel | $/t mat'l mined | 0.54 | 0.51 | 0.46 | 0.53 | 0.86 |
| Leases & outside services | $/t mat'l mined | 0.03 | 0.08 | 0.02 | 0.02 | 0.07 |
| Allowance | $/t mat'l mined | 0.18 | 0.23 | 0.15 | 0.16 | 0.32 |
| **Total Operating Cost** | **$/t mat'l mined** | **3.75** | **4.88** | **3.09** | **3.42** | **6.66** |

***Note:*** *mat'l = material*

### 21.2.2 Underground Mining

#### 21.2.2.1 Development Costs

Underground sustaining development costs over the LOM can be seen in Table 21.15. These costs include leasing costs for equipment directly associated with development, excluding haulage.

| TABLE 21.15<br>LOM UNDERGROUND SUSTAINING DEVELOPMENT COSTS | | | |
|---|---|---|---|
| **Development Type** | **Quantity (m)** | **Direct Cost ($/m)** | **Total Cost ($000)** |
| Captive lateral | 15,645 | 2,221 | 34,746 |
| Mineralized development (large) | 227 | 2,159 | 491 |
| Mineralized development (small) | 19,365 | 1,896 | 36,717 |
| Waste development (large) | 92 | 2,590 | 239 |
| Waste development (small) | 18,081 | 2,158 | 39,018 |
| **Subtotal Lateral** | **53,410** | | **111,211** |
| Captive access raises | 1,054 | 2,200 | 8,758 |
| **Total** | **54,464** | | **119,970** |

#### 21.2.2.2 Mining and Hauling Costs

Operating costs associated with captive sub-level longhole mining and material haulage can be seen in Table 21.16. These costs include leasing costs for equipment directly associated with production, excluding haulage equipment.

| TABLE 21.16<br>LOM UNDERGROUND MINING AND HAULING COSTS | |
|---|---|
| **Item** | **Total Cost ($000)** |
| Definition drilling | 9,989 |
| Longhole mining | 76,544 |
| Mineralized production haulage | 39,930 |
| Waste and backfill haulage | 25,468 |
| **Total** | **151,932** |

**Ancillary Costs**

Additional operating costs not covered in the previous sections can be seen in Table 21.187.

| TABLE 21.187<br>LOM UNDERGROUND ANCILLARY OPERATING COSTS | |
|---|---|
| **Item** | **Total Cost ($000)** |
| Services electrical consumption | 12,166 |
| Fleet rebuilds | 10,283 |
| Ancillary equipment lease costs | 15,765 |
| CRF cement costs | 6,628 |
| **Total** | **44,842** |

**Per Tonne Summary**

Operating costs per tonne of underground potentially extractable portion of the Mineral Resource Estimate are summarized in Table 21.8.

| TABLE 21.18<br>LOM UNDERGROUND OPERATING COST PER TONNE MINED | | |
|---|---|---|
| **Item** | **Value** | **Units** |
| Operating development | 119,970 | ($000) |
| Mining and hauling costs | 151,932 | ($000) |
| Ancillary operating costs | 44,842 | ($000) |
| **Total** | **316,744** | **($000)** |
| Underground mine plan tonnes | 4,762 | (000 t) |
| **Cost per Tonne Mined** | **66.52** | **$/t** |

### 21.2.3 Process Plant

Process plant operating costs are presented in Table 21.19.

| TABLE 21.19<br>PROCESS PLANT OPERATING COSTS | | |
|---|---|---|
| **Item** | **$/t** | **$(000)/annum** |
| Operating labour | 5.76 | 3,151 |
| Power | 2.11 | 1,153 |
| Reagents | 6.67 | 3,653 |
| Operating supplies | 1.84 | 1,005 |
| Maintenance labour | 2.88 | 1,579 |
| Maintenance supplies | 1.84 | 1,007 |
| **Total** | **21.09** | **11,547** |

Tailings operating costs are estimated at $1.50/t.

The unit electric power cost based on Hydro Québec rates is estimated at $0.06/kWh.

### 21.2.4 General and Administrative (G&A)

G&A operating costs are estimated at $12.53/t over the LOM and are summarized in Table 21.20.

| **Table 21.20<br>G&A Operating Costs** | | | | | |
|---|---|---|---|---|---|
| | | | **Processing Rate (tpy) =** | | **547,500** |
| | **Quantity**<br><br>**23** | **Salary**<br><br>**Burden** | **Unit Cost**<br><br>**$/year** | **Total**<br><br>**$/year** | **Unit Cost**<br>**$/t** |
| **Salaries** | | | | | |
| General manager | 1 | 35% | 200,000 | 270,000 | 0.49 |
| Public relation/sustainability | 1 | 35% | 80,000 | 108,000 | 0.20 |
| Administration manager | 1 | 35% | 150,000 | 202,500 | 0.37 |
| Human resources | 1 | 35% | 100,000 | 135,000 | 0.25 |
| Community relations | 1 | 35% | 80,000 | 108,000 | 0.20 |
| Safety & security officer | 1 | 35% | 100,000 | 135,000 | 0.25 |
| Warehouse supervisor | 1 | 35% | 80,000 | 108,000 | 0.20 |
| Purchasing | 2 | 35% | 70,000 | 189,000 | 0.35 |
| Security team | 8 | 35% | 70,000 | 756,000 | 1.38 |
| Receptionist | 1 | 35% | 50,000 | 67,500 | 0.12 |
| Environmental officer | 1 | 35% | 80,000 | 108,000 | 0.20 |
| Accountants | 2 | 35% | 70,000 | 189,000 | 0.35 |
| IT support | 2 | 35% | 60,000 | 162,000 | 0.30 |
| **Camp** | | | | | |
| Camp maintenance | 73,000 | man day | 5 | 365,000 | 0.67 |
| Catering | 73,000 | man day | 35 | 2,555,000 | 4.67 |
| Employee transport | 4,800 | flights | 100 | 480,000 | 0.88 |
| **External Costs** | | | | | |
| General office expenses | 1 | lump sum | 50,000 | 50,000 | 0.09 |
| Audit & tax fees | 1 | lump sum | 50,000 | 50,000 | 0.09 |
| Insurance | 1 | lump sum | 200,000 | 200,000 | 0.37 |
| | | | | | |
| **Subtotal** | | | | **6,238,000** | **11.39** |
| **Contingency 10%** | | | | **623,800** | **1.14** |
| **Total** | | | | **6,861,800** | **12.53** |

### 21.2.5 Site Manpower

Table 21.21 presents the manpower requirements for the Project by year. Once the underground operation is at full production approximately 310 people are estimated to be working at site at one time.

| Table 21.21<br>Project Manpower | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Area** | **Y -2** | **Y -1** | **Y 1** | **Y 2** | **Y 3** | **Y 4** | **Y 5** | **Y 6** | **Y 7** | **Y 8** | **Y 9** | **Y 10** | **Y 11** | **Y 12** |
| Open Pit | 0 | 55 | 101 | 111 | 72 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Underground | 0 | 0 | 0 | 106 | 192 | 301 | 328 | 358 | 361 | 352 | 355 | 355 | 355 | 355 |
| Process Plant | 0 | 3 | 52 | 52 | 52 | 52 | 52 | 52 | 52 | 52 | 52 | 52 | 52 | 52 |
| G&A | 4 | 12 | 23 | 23 | 23 | 23 | 23 | 23 | 23 | 23 | 23 | 23 | 23 | 23 |
| **Total** | 4 | 70 | 176 | 292 | 339 | 376 | 403 | 433 | 436 | 427 | 430 | 430 | 430 | 430 |

## 22.0 ECONOMIC ANALYSIS

An economic model was developed to estimate the Eau Claire Deposit LOM plan comprised of mining the Measured, Indicated and Inferred potentially extractable portions of both the open pit and underground Mineral Resource Estimates. After two years of pre-production construction with half a year of open pit pre-strip mining, the LOM plan covers almost 12 years of production. Production ramps up fast to steady-state 1,500 tpd processed. After-tax estimates of Project values were developed to define investment value.

Pre-production capital work consists of constructing the main access road, site roads, processing plant, camp/office/dry, the TMF, power line with substation/transformers, and purchasing open pit mining and support equipment.

All costs are in Q1 2018 Canadian dollar nominal terms and inflation has not been considered in the cash-flow analysis. Neither costs nor revenue have been escalated with any Consumer Price Index ("CPI") or other base commodities inflation. A 0.77 (CDN$:US$) exchange rate has been used in calculating gold revenues in the financial model.

## 22.1 ECONOMIC PARAMETERS

The parameters used in the economic analysis have been summarized in Table 22.1.

TABLE 22.1
ECONOMIC VALUATION PARAMETERS

| Input | Unit | Value |
|---|---|---|
| **Macro Assumptions** | | |
| Gold price | US$/oz | 1,250 |
| Exchange rate | CDN$:US$ | 0.77 |
| **Physical Inputs** | | |
| Total tonnes processed | M t | 6.4 |
| Average annual throughput | tpa | 544,000 |
| Open pit diluted head grade | g/t Au | 3.78 |
| Underground diluted head grade | g/t Au | 5.24 |
| Blended diluted head grade | g/t Au | 4.86 |
| Gold recovery | % | 95 |
| Mine life | Years | 12 |
| Total Au ounces recovered | oz | 951,000 |
| Average annual Au production (LOM) | oz | 79,200 |
| Peak annual Au production | oz | 108,400 |
| **Cost Inputs** | | |
| Open pit mining costs | $/t | 9.24 |
| Underground mining costs | $/t | 49.47 |

| TABLE 22.1<br>ECONOMIC VALUATION PARAMETERS | | |
|---|---|---|
| **Input** | **Unit** | **Value** |
| Processing and Tailings Costs | $/t | 22.59 |
| Site G&A | $/t | 12.53 |
| **Total Operating Costs** | **$/t** | **93.83** |
| **Capital Costs** | | |
| Initial capital | $M | 175 |
| Sustaining capital | $M | 108 |
| **Taxes** | | |
| Québec tax paid | $M | 138 |
| Corporate tax paid | $M | 55 |
| **Cost Summary** | | |
| LOM average cost | US$/oz | 486 |
| LOM AISC[1] | US$/oz | 574 |

*Note: 1) AISC = All-In Sustaining Cost*

### 22.1.1 Net Revenue

- The Project averages 0.54 Mtpa processed from production year one to the end of mine life (1,500 tpd).
- Average diluted grade processed is 4.86 g/t Au over LOM.
- Average process plant recovery of 95% is estimated.
- Average gold production of 79 k oz/yr over LOM and peak annual production of 108 k oz/yr in production year 10. Average gold production of 86 k oz/yr over the first 10 years of production.
- For the LOM, the gold price is US$1,250/ounce and the Canadian exchange rate is $0.77.
- No royalty is applicable to the Project.

### 22.1.2 Operating Costs

- Mining, processing and G&A costs of $93.83/t processed were calculated based on first principle estimates for open pit mining, process plant, underground mining and G&A including all mining consumables, labour, maintenance, overheads, and mine services.

### 22.1.3 Capital Costs

- Initial capital costs estimated at $175 M for surface infrastructure, power, tailings facility, process plant, open pit mining, owner's costs and contingency.

- Sustaining capital costs estimated at $108 M for tailings facility expansion, process plant equipment, open pit equipment, underground development, underground equipment leasing and underground infrastructure.

### 22.1.4 Taxes

- Tax estimates reflect a Québec income tax rate of 26% and Federal income tax of 10%. $48 M in tax losses accumulated by Eastmain have been applied.

## 22.2 NET PRESENT VALUE

The after-tax Net Present Value ("NPV") at a 5% discount rate from pre-production through to completion of LOM is estimated at $260 M and the Internal Rate of Return ("IRR") is estimated at 27%, with a payback of 3.1 years from start of production, summarized in Table 22.2.

TABLE 22.2
ECONOMIC VALUATION

| Item | Unit | Value |
|---|---|---|
| NPV @ 5% | $M | 260 |
| IRR | % | 27 |
| Payback period | Years | 3.1 |

Table 22.3 presents a summary of the Project financial model.

# TABLE 22.3 EAU CLAIRE GOLD DEPOSIT PROJECT CASH-FLOW SUMMARY

| | Units | Inputs | Totals | -2 | -1 | 1 | 2 | 3 | 4 | 5 | 6 | 7 | 8 | 9 | 10 | 11 | 12 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **MINE PRODUCTION** | | | | | | | | | | | | | | | | | |
| Open Pit Overburden | kt | | 646 | | 89 | 498 | 88 | - | - | - | | | | | | | |
| Open Pit Waste Rock | kt | | 14,728 | | 867 | 5,893 | 6,270 | 1,698 | - | - | | | | | | | |
| Pit Mineralization Mined | kt | | 1,641 | | 74 | 609 | 641 | 317 | - | - | | | | | | | |
| Au grade | g/t | | 3.78 | | 4.80 | 4.40 | 3.70 | 2.50 | - | - | | | | | | | |
| Total Open Pit Material | kt | | 17,015 | - | 1,000 | 7,000 | 7,000 | 2,015 | - | - | - | - | - | - | - | - | - |
| Strip Ratio (OP) | w:o | | 9.37 | | 12.5 | 10.5 | 9.9 | 5.4 | | | | | | | | | |
| Underground Total Mineralization Mined | kt | | 4,762 | | | | 33 | 234 | 544 | 540 | 541 | 543 | 542 | 542 | 542 | 544 | 157 |
| Au grade | g/t | | 5.24 | | | | 3.57 | 5.81 | 4.89 | 5.90 | 5.63 | 4.25 | 4.87 | 6.11 | 6.55 | 3.56 | 5.18 |
| **Total Mineralization Mined** | kt | | 6,403 | - | 74 | 609 | 674 | 551 | 544 | 540 | 541 | 543 | 542 | 542 | 542 | 544 | 157 |
| Au grade | g/t | | 4.86 | - | 4.80 | 4.40 | 3.69 | 3.90 | 4.89 | 5.90 | 5.63 | 4.25 | 4.87 | 6.11 | 6.55 | 3.56 | 5.18 |
| Contained gold | koz | | 1,001 | | 11.4 | 86.1 | 80.1 | 69.1 | 85.5 | 102.5 | 97.9 | 74.2 | 84.9 | 106.5 | 114.2 | 62.3 | 26.1 |
| **PROCESSING** | | | | | | | | | | | | | | | | | |
| Processing (Total) | kt | | 6,403 | - | - | 547 | 548 | 548 | 544 | 540 | 541 | 543 | 542 | 542 | 542 | 544 | 422 |
| Au grade | g/t | | 4.86 | - | - | 5.29 | 4.07 | 4.31 | 4.89 | 5.90 | 5.63 | 4.25 | 4.87 | 6.11 | 6.55 | 3.56 | 2.40 |
| Contained Gold | koz | | 1,001 | | | 93.1 | 71.6 | 75.9 | 85.5 | 102.5 | 97.9 | 74.2 | 84.9 | 106.4 | 114.2 | 62.3 | 32.5 |
| Gold Recovered | koz | 95.0% | 951 | | | 88.4 | 68.0 | 72.1 | 81.2 | 97.3 | 93.0 | 70.5 | 80.6 | 101.1 | 108.4 | 59.2 | 30.9 |
| Daily Processing rate (365 days) | tpd | | | - | - | 1,500 | 1,500 | 1,500 | 1,492 | 1,480 | 1,482 | 1,488 | 1,484 | 1,484 | 1,485 | 1,491 | 1,157 |
| **REVENUE** | | | | | | | | | | | | | | | | | |
| Au production | oz | 79,243.1 | 950,917 | - | - | 88,426 | 68,032 | 72,141 | 81,245 | 97,328 | 92,967 | 70,519 | 80,638 | 101,071 | 108,447 | 59,183 | 30,919 |
| Total Revenue | $k | $1,613 | $ 1,534,187 | $ - | $ - | $ 142,664 | $ 109,761 | $ 116,391 | $ 131,079 | $ 157,027 | $ 149,992 | $ 113,773 | $ 130,100 | $ 163,066 | $ 174,965 | $ 95,485 | $ 49,884 |
| **OPERATING COST** | | | | | | | | | | | | | | | | | |
| Open Pit Mining Cost | $k | | $ 59,170 | $ - | $ - | $ 21,616 | $ 23,909 | $ 13,421 | $ - | $ - | $ - | - | | | | | $ 223 |
| UG Mining Cost (Direct) | $k | | $ 278,529 | | | | $ 6,169 | $ 21,938 | $ 35,946 | $ 32,919 | $ 33,629 | $ 32,074 | $ 31,111 | $ 30,531 | $ 24,842 | $ 22,081 | $ 7,390 |
| UG Mining Cost (InDirect) | $k | | $ 38,213 | | | | $ 1,069 | $ 1,944 | $ 3,589 | $ 4,168 | $ 4,199 | $ 6,653 | $ 5,361 | $ 5,316 | $ 3,022 | $ 2,559 | $ 393 |
| Site CIL Processing Cost | $k | $21.09 | $ 135,037 | $ - | $ - | $ 11,546 | $ 11,547 | $ 11,547 | $ 11,482 | $ 11,389 | $ 11,408 | $ 11,451 | $ 11,424 | $ 11,422 | $ 11,433 | $ 11,479 | $ 8,910 |
| Tailings disposal cost | $k | $1.50 | $ 9,604 | $ - | $ - | $ 821 | $ 821 | $ 821 | $ 817 | $ 810 | $ 811 | $ 814 | $ 812 | $ 812 | $ 813 | $ 816 | $ 634 |
| G&A Cost | $k | $12.53 | $ 80,228 | $ - | $ - | $ 6,859 | $ 6,860 | $ 6,860 | $ 6,822 | $ 6,767 | $ 6,778 | $ 6,803 | $ 6,787 | $ 6,796 | $ 6,792 | $ 6,820 | $ 5,294 |
| Total Opex | $k | | $ 600,781 | $ - | $ - | $ 40,842 | $ 50,366 | $ 56,531 | $ 58,654 | $ 56,063 | $ 56,685 | $ 57,796 | $ 55,485 | $ 54,868 | $ 46,902 | $ 43,756 | $ 22,843 |
| OP Unit Mining Cost | $/t OP mat'l | | $3.69 | | | $3.09 | $3.42 | $6.66 | | | | | | | | | |
| UG Mining Cost | $/t UG ore | | $66.62 | | | | $219.40 | $102.19 | $72.62 | $68.67 | $69.67 | $71.32 | $67.32 | $66.19 | $61.40 | $46.27 | $49.59 |
| OP Unit Opex (Total) | $/t processed | | $9.24 | | | $39.49 | $46.47 | $42.77 | | | | | | | | | $0.64 |
| UG Mining Cost | $/t processed | | $49.47 | | | | $219.40 | $102.19 | $72.62 | $68.67 | $69.67 | $71.32 | $67.32 | $66.19 | $61.40 | $46.27 | $49.59 |
| Site CIL Processing Cost | $/t processed | | $21.09 | | | $21.09 | $21.09 | $21.09 | $21.09 | $21.09 | $21.09 | $21.09 | $21.09 | $21.09 | $21.09 | $21.09 | $21.09 |
| Tailings disposal cost | $/t processed | | $1.50 | | | $1.50 | $1.50 | $1.50 | $1.50 | $1.50 | $1.50 | $1.50 | $1.50 | $1.50 | $1.50 | $1.50 | $1.50 |
| G&A Cost | $/t processed | | $12.53 | | | $12.53 | $12.53 | $12.53 | $12.53 | $12.53 | $12.53 | $12.53 | $12.53 | $12.53 | $12.53 | $12.53 | $12.53 |
| Total Unit Cost | $/t processed | | $93.63 | | | $74.61 | $91.99 | $103.26 | $107.74 | $103.79 | $104.79 | $106.44 | $102.44 | $101.31 | $86.52 | $80.39 | $54.07 |
| **Operating Margin** | $k | | $ 933,406 | $ - | $ - | $ 101,823 | $ 59,395 | $ 59,859 | $ 72,425 | $ 100,974 | $ 93,306 | $ 55,977 | $ 74,615 | $ 108,198 | $ 128,063 | $ 51,729 | $ 27,041 |
| **CAPITAL COST** | | | | | | | | | | | | | | | | | |
| 1. Infrastructure & Surface Equipment | $k | | $ 20,380 | 12,495.0 | 7,885.0 | - | - | - | - | - | - | - | - | - | - | - | - |
| 2. Power & Electrical | $k | | $ 22,525 | 21,525.0 | 1,000.0 | - | - | - | - | - | - | - | - | - | - | - | - |
| 3. Water, Waste, & Tailings | $k | | $ 10,060 | - | 4,960.0 | - | - | 2,000.0 | - | - | 2,000.0 | - | - | 1,900.0 | - | - | - |
| 4. Process Plant | $k | | $ 67,590 | 22,150.0 | 44,990.0 | - | 100.0 | 100.0 | 50.0 | 50.0 | 50.0 | 50.0 | 50.0 | - | - | - | - |
| 5. Open Pit Mining | $k | | $ 22,681 | 11,176.0 | 10,626.0 | 847.0 | 40.0 | - 8.0 | - | - | - | - | - | - | - | - | - |
| 6. Underground Mining | $k | | $ 83,392 | - | - | - | 12,878.0 | 13,008.0 | 9,661.0 | 8,280.0 | 5,280.0 | 9,723.0 | 7,972.0 | 7,134.0 | 5,597.0 | 3,507.0 | 352.0 |
| 6.a Initial Capex | $k | | $ 19,382 | - | - | - | 12,878.0 | 6,503.9 | - | - | - | - | - | - | - | - | - |
| 6.b Sustaining Capex | $k | | $ 64,010 | - | - | - | - | 6,504.1 | 9,661.0 | 8,280.0 | 5,280.0 | 9,723.0 | 7,972.0 | 7,134.0 | 5,597.0 | 3,507.0 | 352.0 |
| 7. Owner Costs | $k | | $ 10,988 | 5,499.0 | 5,489.0 | - | - | - | - | - | - | - | - | - | - | - | - |
| 8. Contingency | $k | | $ 45,254 | 13,461.0 | 13,847.0 | 85.0 | 2,600.0 | 3,021.0 | 1,942.0 | 1,666.0 | 1,466.0 | 1,955.0 | 1,604.0 | 1,727.0 | 1,119.0 | 701.0 | 70.0 |
| Total Capex | $k | | $ 282,870 | $ 86,296 | $ 88,397 | $ 932 | $ 15,618 | $ 18,121 | $ 11,653 | $ 9,996 | $ 8,796 | $ 11,728 | $ 9,626 | $ 10,361 | $ 6,716 | $ 4,208 | 422 |
| Initial Capex (-2, -1) | $k | $ 108,177 | $ 174,693 | $ 86,296 | $ 88,397 | | | | | | | | | | | | |
| **NET CASHFLOW** | | | | | | | | | | | | | | | | | |
| Revenue | $k | | $ 1,534,187 | $ - | $ - | $ 142,664 | $ 109,761 | $ 116,391 | $ 131,079 | $ 157,027 | $ 149,992 | $ 113,773 | $ 130,100 | $ 163,066 | $ 174,965 | $ 95,485 | $ 49,884 |
| (-) Operating Cost | $k | | -$ 600,781 | $ - | $ - | -$ 40,842 | -$ 50,366 | -$ 56,531 | -$ 58,654 | -$ 56,063 | -$ 56,685 | -$ 57,796 | -$ 55,485 | -$ 54,868 | -$ 46,902 | -$ 43,756 | -$ 22,843 |
| (-) Working Capital | $k | $ 10,210 | $ - | | -$ 10,210 | | | | | | | | | | | | $ 10,210 |
| Capex | $k | | -$ 282,870 | -$ 86,296 | -$ 88,397 | -$ 932 | -$ 15,618 | -$ 18,121 | -$ 11,653 | -$ 9,996 | -$ 8,796 | -$ 11,728 | -$ 9,626 | -$ 10,361 | -$ 6,716 | -$ 4,208 | -$ 422 |
| (-) Reclamation | $k | $15,000 | -$ 15,000 | | | | | | | | | | | | | | -$ 15,000 |
| Cashflow (pre-tax) | $k | | $ 635,536 | -$ 86,296 | -$ 88,607 | $ 100,891 | $ 43,777 | $ 41,738 | $ 60,772 | $ 90,978 | $ 84,610 | $ 44,249 | $ 64,889 | $ 97,837 | $ 121,347 | $ 47,521 | $ 21,830 |
| Cumulative Cashflow (pre-tax) | $k | | | -$ 86,296 | -$ 184,903 | -$ 84,013 | -$ 40,236 | $ 1,503 | $ 62,275 | $ 153,253 | $ 237,763 | $ 282,012 | $ 347,001 | $ 444,838 | $ 566,185 | $ 613,706 | $ 635,536 |
| (-) Income Taxes | $k | | -$ 192,585 | $ - | $ - | $ - | $ - | -$ 7,757 | -$ 17,417 | -$ 24,355 | -$ 22,151 | -$ 12,392 | -$ 16,972 | -$ 26,421 | -$ 42,609 | -$ 15,451 | -$ 7,061 |
| Cashflow (after-tax) | $k | | $ 442,951 | -$ 86,296 | -$ 88,607 | $ 100,891 | $ 43,777 | $ 33,982 | $ 43,355 | $ 66,623 | $ 62,359 | $ 31,857 | $ 48,017 | $ 71,416 | $ 78,739 | $ 32,070 | $ 14,769 |
| Cumulative Cashflow (after-tax) | $k | | | -$ 86,296 | -$ 184,903 | -$ 84,013 | -$ 40,236 | -$ 6,254 | $ 37,101 | $ 103,724 | $ 166,083 | $ 197,940 | $ 245,957 | $ 317,373 | $ 396,112 | $ 428,182 | $ 442,951 |
| Payback | | | | - | - | - | - | - | 3.14 | - | - | - | - | - | - | - | - |

| Net Present Value | Undiscounted | | Pre-Tax | After-Tax | millions |
|---|---|---|---|---|---|
| | NPV (0%) | | $ 635.5 | $ 443.0 | millions |
| | NPV (5%) | 5% | $ 380.9 | $ 280.2 | millions |
| | NPV (8%) | 8% | $ 290.6 | $ 187.7 | millions |
| | NPV (10%) | 10% | $ 228.4 | $ 149.9 | millions |
| | IRR | | 32% | 27% | |
| | Payback period | | | 3.1 | years |

### 22.3 SENSITIVITY ANALYSIS

Key economic risks for the Project were examined by running sensitivity analyses on the following:

- Gold Price;
- CDN$:US$ Exchange Rate;
- Operating Costs; and
- Capital Costs.

A summary of the pre- and post-tax $NPV_{5\%}$ to the Project at gold prices of US$1,150/oz, US$1,250/oz and US$1,350/oz is provided in Table 22.4.

**TABLE 22.4**
**PROJECT PRE- AND POST-TAX SENSITIVITIES**

| Item | Unit | Gold Price Sensitivities | | |
|---|---|---|---|---|
| | | **US$1,150 / oz** | **PEA Pricing** | **US$1,350 / oz** |
| Macro parameters | | | | |
| Gold price | US$/oz | 1,150 | **1,250** | 1,350 |
| Exchange rate | USD:CDN | 0.77 | **0.77** | 0.77 |
| Pre-tax NPV and IRR | | | | |
| NPV @ 5% | $M | 297 | **381** | 464 |
| IRR | % | 27 | **32** | 36 |
| Post-tax NPV and IRR | | | | |
| NPV @ 5% | $M | 205 | **260** | 315 |
| IRR | % | 23 | **27** | 31 |

The sensitivities and the impact on post-tax cash-flows have been calculated for -20% to +20 % variations against the base case, as presented in Table 22.5. The analysis is presented graphically in Figures 22.1 and 22.2.

| **TABLE 22.5**<br>**PROJECT SENSITIVITY ANALYSIS** | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Gold Price Sensitivity** | | | | | | | | | |
| **%** | **-20%** | **-15%** | **-10%** | **-5%** | **Base Case** | **5%** | **10%** | **15%** | **20%** |
| **US$/oz** | 1,000 | 1,063 | 1,125 | 1,188 | 1,250 | 1,313 | 1,375 | 1,438 | 1,500 |
| NPV ($M) | 115 | 155 | 191 | 226 | 260 | 295 | 329 | 363 | 397 |
| IRR (%) | 15 | 19 | 22 | 24 | 27 | 29 | 32 | 34 | 36 |
| **CDN$:US$ Sensitivity** | | | | | | | | | |
| **%** | **-20%** | **-15%** | **-10%** | **-5%** | **Base Case** | **5%** | **10%** | **15%** | **20%** |
| **CDN$:US$** | 0.62 | 0.65 | 0.69 | 0.73 | 0.77 | 0.81 | 0.85 | 0.89 | 0.92 |
| NPV ($M) | 425 | 386 | 340 | 298 | 260 | 227 | 196 | 166 | 144 |
| IRR (%) | 38 | 36 | 32 | 30 | 27 | 24 | 22 | 20 | 18 |
| **OPEX Sensitivity** | | | | | | | | | |
| **%** | **-20%** | **-15%** | **-10%** | **-5%** | **Base Case** | **5%** | **10%** | **15%** | **20%** |
| **Opex Per Tonne** | 75 | 80 | 84 | 89 | 94 | 99 | 103 | 108 | 113 |
| NPV ($M) | 315 | 301 | 287 | 274 | 260 | 247 | 233 | 220 | 206 |
| IRR (%) | 31 | 30 | 29 | 28 | 27 | 26 | 25 | 24 | 23 |
| **CAPEX Sensitivity** | | | | | | | | | |
| **%** | **-20%** | **-15%** | **-10%** | **-5%** | **Base Case** | **5%** | **10%** | **15%** | **20%** |
| **Capex ($M)** | 140 | 149 | 158 | 166 | 175 | 184 | 193 | 201 | 210 |
| NPV ($M) | 294 | 286 | 277 | 269 | 260 | 252 | 244 | 235 | 226 |
| IRR (%) | 34 | 32 | 30 | 28 | 27 | 25 | 24 | 23 | 22 |

**Figure 22.1 Project NPV Sensitivity**


NPV Sensitivity Summary
Gold Price
CDN/USD
OPEX
CAPEX
NPV ($ M)
450
400
350
300
250
200
150
100
50
0
-20%
-15%
-10%
-5%
0
5%
10%
15%
20%
Sensitivity

**Figure 22.2 Project IRR Sensitivity**


IRR Sensitivity Summary
Gold Price
CDN/USD
OPEX
CAPEX
IRR (%)
45
40
35
30
25
20
15
10
5
0
-20%
-15%
-10%
-5%
0
5%
10%
15%
20%
Sensitivity

## 23.0 ADJACENT PROPERTIES

There is no information on properties adjacent to the Property necessary to make the technical report understandable and not misleading

## 24.0 OTHER RELEVANT DATA AND INFORMATION

The following risks and opportunities were identified.

### 24.1 RISKS

#### 24.1.1 Mineral Resource Estimate

Approximately 35% of the contained metal at the reported cut-off grades for open pit and underground in the current Mineral Resource Estimate is in the Inferred Mineral Resource classification. The Inferred Resource is based on limited information and although it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated or Measured Mineral Resources with infill drilling, it is not guaranteed.

#### 24.1.2 Mining

Since this study is at a PEA level of engineering and costing, it is possible that operating and capital costs could increase at more detailed levels of study.

Further study is required on the geochemistry of the waste rock since large quantities of acid generating rock may entail more onerous placement and water treatment costs.

A significant portion of the lower portion of the Deposit is in the Inferred Mineral Resource classification and could vary significantly with further drilling.

Truck haulage is reaching its maximum economic depth limit at the bottom of the planned underground mine.

There is currently limited geotechnical information other than rock quality designation ("RQD") logging and visual inspection of the drill core, and underground mining costs could increase significantly if poor ground conditions or significant water inflows are encountered.

If the geotechnical information suggests that underground pillars between "stacked" veins will not hold, the backfill type may need to be changed from CRF to some form of hydraulically placed fill, increasing mining costs.

Pillar recovery at end of the underground mine life was not evaluated at the same level of detail as the rest of the mine plan, and could vary with insights gained during mining of the Deposit.

CRF cement content has been estimated from previous experience, but no test work has been done to confirm the backfill strength.

## 24.2 OPPORTUNITIES

### 24.2.1 Mineral Resource Estimate

A property-wide, systematic exploration program across the remainder of the 20,068 hectare Property is underway with significant potential to add more deposits.

There is an opportunity on the Project to extend known mineralization at depth and elsewhere on the Property. Eastmain's intentions are to direct their exploration efforts towards Mineral Resource growth in 2018 and 2019 with a focus on extending the limits of known mineralization and testing other targets on the greater Clearwater land package. Eastmain will continue to drill the Eau Claire Gold Deposit with a focus on extending the known limits of the Deposit.

### 24.2.2 Mining

Open Pit
It may be possible to backfill portions of the open pits with waste rock, which will shorten the waste haulage distances.

With well-developed open pit grade control programs and blast optimization studies, it may be possible to reduce dilution and improve head grades.

Open pit contract mining and/or equipment leasing may provide the opportunity to reduce capital costs and should be examined in advanced engineering studies.

Underground

For the underground mine, an option exists to design a small shaft servicing the lower 450 Zone (this would need to be evaluated for economics) that would halve the truck haul from the lower half of the Deposit.

Electrification of machinery could take advantage of the low power cost to save costs vs diesel fuel, as well as further reducing ventilation requirements.

The deepest parts of the 450 Zone have the potential for Alimak mining where the veins are continuous, which could save on level development (ramp to the bottom would still be required).

Detailed scheduling to optimize grade early in the mine life could improve the NPV of the Project.

All costing was done under the assumption that captive longhole mining would be used in all locations. A further evaluation of stopes where regular longhole mining could be undertaken could lower the cost per tonne.

Electrified trucks are significantly faster up ramps compared to diesel trucks, which could reduce the cost of hauling and ventilation.

The material bulk density is relatively low, and it may be possible to install custom payload boxes on the trucks and increase their capacity.

The increasing availability and implementation of battery-powered equipment provides opportunity to reduce the primary ventilation requirements. Mine ventilation is the major consumer of power in the mine. The mine plan is based on a diesel equipment fleet, however, battery powered equipment is very likely to be considered for future replacements.

## 25.0 CONCLUSIONS

The Eau Claire Gold Deposit is located approximately 350 km north of Chibougamau, Québec, Canada and is 100% owned by Eastmain Resources Inc. Eastmain's claims that host the Deposit and surrounding area are referred to as the Clearwater Property.

SGS completed an updated Mineral Resource Estimate for the Eau Claire Gold Deposit. P&E completed this PEA based on the updated Mineral Resource Estimate. The reporting of the updated Mineral Resource Estimate complies with all disclosure requirements for Mineral Resources set out in the NI 43-101 Standards of Disclosure for Mineral Projects. The classification of the updated Mineral Resource is consistent with CIM Definition Standards - For Mineral Resources and Mineral Reserves.

The Inferred Mineral Resource in this Mineral Resource Estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

The focus of the 2015 to 2017 drill programs by Eastmain consisted mainly of infill drilling used to:

- expand the understanding of the mineralizing controls at the Deposit,
- confirm the current geological interpretation and test the limits and continuity of the mineralized envelope, and
- improve drill spacing to show continuity between veins and increase overall confidence in the Deposit.

Highlights of the 2018 updated Eau Claire Gold Deposit Mineral Resource Estimate are as follows:

- The Deposit contains total Mineral Resources of 853,000 ounces of gold (4.29 M tonnes at an average grade of 6.18 g/t Au) in the Measured and Indicated Mineral Resource classification, and 500,000 ounces of gold (2.38 M tonnes at an average grade 6.53 g/t Au) in the Inferred Mineral Resource classification.
- The open pit portion of Mineral Resource includes, at a cut-off grade of 0.5 g/t Au, 228,000 ounces of gold (1.21 M tonnes at an average grade of 5.86 g/t Au) in the Measured and Indicated Mineral Resource classification, and 7,000 ounces of gold (43,000 tonnes at an average grade of 5.06 g/t Au) in the Inferred Mineral Resource classification.
- The underground portion of Mineral Resource includes, at a cut-off grade of 2.5 g/t Au, 625,000 ounces of gold (3.08 M tonnes at an average grade of 6.30 g/t Au) in the Measured and Indicated Mineral Resource classification, and 493,000 ounces of gold (2.34 M tonnes at an average grade of 6.56 g/t Au) in the Inferred Mineral Resource classification.

The Mineral Resource database comprises data for 886 surface drill holes and 426 channel samples and includes 19 drill holes completed in late 2017 by Eastmain, completed since the last Mineral Resource Estimate on the Deposit. The updated database totals 190,118 drill core assay samples and 2,254 channel assay samples. All geological data was reviewed and verified by SGS as being accurate and to the extent possible all geologic information was reviewed and confirmed. SGS considers that the assay sampling and extensive QA/QC sampling of core by Eastmain provides adequate and good verification of the data and is of the opinion that the work has been done within the guidelines of NI 43-101.

The re-interpretation of the Deposit model and wireframes resulting from the addition of 19 drill holes in the proposed underground mining area of the Mineral Resource Estimate led to an addition of 62,000 oz Au at a grade of 6.9 g/t Au.

For the 2018 updated Mineral Resource Estimate, a total of 199 3D grade-controlled wireframe models, representing separate vein structures and vein clusters, were constructed and provided by Eastmain. The 3D grade-controlled models were built by visually interpreting mineralized intercepts from cross sections using gold values. Polylines of mineral intersections (snapped to drill holes) were made on each cross-section and these were wireframed together to create continuous Mineral Resource wireframe models.

The polylines of mineral intersections were constructed on 25 m spaced cross-sections (looking west) with a +/- 12.5 m sectional influence. The sections were created perpendicular to the general strike of the mineralization. The grade control models were drawn using an approximate 1.0 g/t Au cut-off grade based on assay samples and a minimum mining width of approximately 2.0 m. For those intersections that did not meet the minimum mining width requirement, the solid outline was drawn to take in waste from either side of intersections. The models were extended 12.5 m to 25 m beyond the last known intersection along strike and 25 – 50 m up and down dip. The suite of 199 vein structures in the Deposit area extends for approximately 1,500 m along strike and to a depth of up to 850 m in the eastern end of the Deposit area.

Modelling of the Deposit was subdivided into two zones: the 450 West and 850 West Zones. In the 450 West Zone, modelling defined four orientations of primary quartz-tourmaline veins; a well-defined east-west high grade vein system (450HGV), dipping moderately to the south; a series of northwest-southeast trending, moderately southwest-dipping veins (450NW) and; schist-hosted veins (HGS), a series of west-northwest-trending, moderately south-southwest dipping veins. Vein modelling in the 850 West Zone defined two primary vein systems: a distinct steep northeast-southwest primary vein set (850HG) that cross-cuts an older shallow-to-moderately dipping northwest-southeast trending vein set (850SHLW).

In addition to the primary vein systems discussed above, a secondary set of domains referred to as 450EXTRA and 850EXTRA (previously referred to as "vein swarm domains" in the resource estimate completed 2015 ) are defined as zones of intermittent veining and alteration, where drilling density is insufficient to model individual veins with confidence. Similar to the primary veins, the secondary EXTRA veins were modelled using an approximate 1.0 g/t Au cut-off grade based on assay samples and a minimum mining width of approximately 2.0 m. Where intersections did not meet the minimum mining width requirement, the wire frame solid outline was drawn to take in waste from either side of intersections.

To define the open pit Mineral Resource, a Whittle pit shell at a revenue factor of 50% was selected as the ultimate pit shell for the purposes of this Mineral Resource Estimate. The corresponding strip ratio is 11.9:1 and the average open pit depth is approximately 150 m. SGS considers the selected pit shell to offer a reasonable initial mining scenario given the deposit's eventual transition to underground mining.

For the Mineral Resource Estimate a block model was created with block dimensions of 5 m x 5 m x 5 m in the X (east), Y (north) and Z (level) directions. Grades for Au (g/t) were interpolated into blocks by the Inverse Distance Cubed method. Three passes were used to interpolate grade into all of the blocks in the grade shells. For Pass 1 the search ellipse ranges (in metres) for all vein domains were set at 20 m x 20 m x 5 m in the X, Y, Z direction; for Pass 2 the search ellipse ranges for each domain were set at 45 m x 45 m x 15 m; for Pass 3 the search ellipse size were set at 100 m x 100 m x 20 m. Blocks were classified as Measured if they were populated with grade during Pass 1 and Indicated if they were populated with grade during Pass 2 of the interpolation procedure. The Pass 3 search ellipse rangers were set to assure all remaining blocks within the wireframe were assigned a grade. These blocks were classified as Inferred.

Assay samples were composited into 1.0 m lengths. Grades were interpolated into blocks using a minimum of 6 and maximum of 10 composites to generate block grades during Pass 1 and Pass 2 (maximum of 3 sample composites per drill hole), and a minimum of 3 and maximum of 10 composites to generate block grades during pass 3.

After a review of statistical analysis of the composite database within the Deposit 3D wireframe models, it was decided that capping of high grade composites to limit their influence during the grade estimation was necessary. A total of 39 composite samples were capped at grades from 10 g/t Au to 120 g/t Au, depending on their corresponding vein domain. The capped gold composites were used for grade interpolation into the Deposit block model.

Mr. Antoine Yassa, P.Geo., of P&E, a qualified person under the regulations of NI 43-101, conducted a site visit to the Property on December 11 and 12, 2017. The purpose was to review drill core, surface facilities and geologic aspects of the Project. Mr. Andrew Bradfield, P.Eng., of P&E, a qualified person under the regulations of NI 43-101, also conducted a site visit to the Property on December 11 and 12, 2017. The purpose was to review drill core and engineering aspects of the Project.

Mr. Allan Armitage, P.Geo., of SGS, a qualified person under the regulations of NI 43-101, visited the Property on July 10 and 11, 2017. Mr. Armitage examined several core holes, drill logs and assay certificates. Assays were examined against drill core mineralized zones. He inspected the offices, core logging facilities/sampling procedures and core security. Mr. Armitage completed a second site visit to the Property on February 26 and 27, 2018. He examined several recent core holes, drill logs and assay certificates. Assays were examined against drill core mineralized zones. Mr. Armitage inspected the exploration camp, offices, core logging facilities/sampling procedures and core security. During the second visit, Mr. Armitage collected 44 due diligence samples from two recent drill holes.

The PEA studied a phased development approach with a goal of achieving near-term cash-flow from open pit mining while minimizing initial underground development work, ramping production up to 1,500 tpd at the underground mine. The PEA is based on a gold price of

US$1,250/oz and a CDN/US$ exchange rate of 0.77. At an average annual throughput of 544,000 tpa, average diluted head grade of 4.86 g/t Au and 95.0% gold recovery, the PEA projects a total of 951,000 oz Au recovered, average annual production of 79,200 oz Au, and peak annual production of 108,400 oz Au. The PEA projects gold production at a C1 cash cost of US$486/oz and AISC of US$574/oz over a 12-year mine life.

The potentially extractable portion of the Mineral Resource Estimate was determined using several cut-off grades ranging from 0.66 g/t Au for open pit mining, 2.70 g/t Au for underground stope cut-off grades down to 1.00 g/t Au for marginal low grade underground development material.

The upper areas of the Deposit are targeted first, to maximize near-term production and minimize pre-production development costs.

Two open pits are mined first, one small pit in the 850W Zone and a larger two-phase open pit in the 450W Zone. A total of 1.6 M tonnes of mineralization at an average diluted grade of 3.78 g/t Au is planned, along with 15.4 M tonnes of waste material, for a strip ratio of 9.4:1.0.

Longitudinal captive sub-level longhole retreat stoping was selected as the underground mining method based on the Deposit geometry and limited geotechnical data. Both the mineralized material and the host rock appear to be sufficiently competent to support the void sizes required for effective captive longhole stoping. CRF backfill will be required in a limited amount.

A level-by-level, bottom up sequence was applied to the stopes within each mining block. The stope design was based on 24 m levels, 25 m lengths and factoring in 40% dilution at zero diluting grade. The average stope width was 2.54 m.

The process plant design was sized to support a mining rate of 1,500 tpd. The process plant will produce doré bars. Run of mine mineralized material will be crushed in a jaw crusher and ground to a $K_{80}$ of 48 microns in a SAG mill followed by a ball mill. The ball mill will be in closed circuit with hydrocyclones. A gravity gold recovery circuit will remove a significant fraction of available free gold from cyclone underflow slurry which will be then processed in a batch reactor. Gold-bearing solution recovered via the reactor will be directed to the leach circuit.

Cyclone overflow will report to a thickener to control the density of the slurry fed to cyanidation. Leach discharge will flow through a series of carbon columns comprising a CIP circuit where gold will be adsorbed onto active carbon. Carbon will pass through the columns countercurrent to the leach slurry and subsequently report to the gold elution circuit. Gold will be eluted from the carbon in a high temperature pressure vessel yielding a relatively high-grade gold eluate; the gold will be subsequently recovered by electrowinning and smelting to produce a doré product.

Tailings will be detoxified (cyanide destruction with metabisulphite or equivalent) in the process plant and will be dewatered by thickening and filtration. The tailings cake will be transported to a lined tailings facility by box-heated trucks and spread by a dozer. A final soil cover will be progressively placed to prevent wind and water erosion.

Initial capital costs have been estimated at $175 M for surface infrastructure, power, tailings facility, process plant, open pit mining, owner's costs and contingency. The process plant has been estimated to cost $67.1 M, power and electrical items at $22.5 M, other surface infrastructure and owner's costs at $35.9 M, open pit mining equipment and pre-stripping at $21.8 M, and contingency at $27.3 M.

Sustaining capital costs have been estimated at $108 M for tailings facility expansion, process plant equipment, open pit equipment, underground development, underground equipment leasing and underground infrastructure. The largest sustaining capital item is the cost of underground development and maintaining a development rate that is sufficient to open enough working faces to support the planned mining rate.

To support expansion of operations, the tailings management capacity will need to be increased over the LOM. Three expansions have been planned.

Open pit mining costs have been estimated to average $3.69/t material. Underground mining cash costs, without sustaining costs, have been estimated at $66.62/t mineralization. Overall mining costs during production years ($9.24/t processed for open pit mining and $49.47/t processed for underground mining), processing costs ($21.09/t), tailings ($1.50/t) and site G&A ($12.53/t) contribute to a total LOM cost of $93.83/t processed.

Using the PEA gold pricing of US$1,250/oz and an exchange rate of 0.77 the Project has a pre-tax NPV at a 5% discount of $381 M and an IRR of 32%. Post-tax NPV and IRR are $260 M and 27%, respectively. There are no applicable royalties payable. NPV figures calculated on an after-tax basis factor in a 10% Federal income tax rate and a 26% Québec income tax rate.

The PEA has highlighted several opportunities to increase Project economics and reduce identified risks. These include exploration opportunities to improve the quantity and quality of Mineral Resources and opportunities to optimize the mine plan and scheduling to reduce mining costs.

## 26.0 RECOMMENDATIONS

P&E considers that the Eau Claire Gold Deposit contains a significant Mineral Resource that is associated with a well-defined gold mineralized trend and model. The PEA has shown that the Deposit can be mined both by conventional open pit method and by underground captive longhole sub-level stoping at a rate of 1,500 tpd. The PEA estimates that over the 12-year LOM a total of 951,000 ounces of gold will be recovered at an average diluted grade of 4.86 g/t Au.

P&E considers that Property has significant potential for delineation of additional Mineral Resources and that further exploration is warranted. Eastmain's intentions are to direct their exploration efforts towards Mineral Resource growth in 2018 and 2019 with a focus on extending the limits of known mineralization and testing other targets on the greater Clearwater Property.

Eastmain will continue to drill the Eau Claire Gold Deposit in late 2018 with a focus on extending the known limits of the Deposit and to potentially convert Inferred Mineral Resource to Indicated Mineral Resources. Renewed trenching and mapping will support drilling of mineralized targets within a 5 km radius of the Deposit throughout 2018. For 2018, a total of 28,000 m of drilling is budgeted to continue to focus on expanding and extending Eau Claire Gold Deposit Mineral Resources, as well as exploring new targets as they develop. Currently, there are six active targets, including Clovis and Snake Lake within a 5 km radius of Eau Claire, identified for their geological similarities to the Eau Claire Gold Deposit along the Clearwater Deformation Zone.

SGS recommends that Eastmain consider periodically sending quarter split core to an umpire laboratory as part of the QA/QC program.

Metallurgically, gravity concentration followed by direct cyanidation yielded results superior to the gravity-flotation alternative. Fine grinding yielded improved gold extraction; further testwork should allow optimization of grind size. The gravity and cyanidation testwork results indicate that an overall gold recovery of 95% should be attainable. Bond ball mill index measurements reported by SGS yielded values of approximately 11.0 kWh/t indicating a soft material. Grinding costs should be low if the samples tested are representative. The metallurgical data developed to date are positive and sufficient for this PEA level study. More comprehensive testwork to support a Pre-Feasibility Study ("PFS") is recommended.

Project-specific baseline studies have been limited to date. Baseline studies on all relevant environmental and social aspects should be started soon. Preliminary acid-base ("ABA") and net acid generation ("NAG") accounting was performed by SGS on a single sample. The test results suggest that acid generation is unlikely; however, the tests were not definitive and additional testwork is recommended.

Further consultations with local Cree communities and representatives should be carried out, with a view to creating a collaboration agreement, informing on future environmental studies and preparing social impact studies.

A closure and reclamation plan should be drafted to clearly define the costs and expectations of closing the potential mine site.

In-pit disposal of waste rock is possible once one or both of the open pits are mined out. This should be studied from both a geotechnical (underground workings will be active beneath the pits) and environmental point of view to determine if it is warranted.

P&E recommends that a geotechnical consulting firm be engaged by Eastmain to geotechnically log the drill core and generate a geotechnical plan for future engineering studies. P&E also recommends that a hydrogeological consulting firm be engaged by Eastmain to study water conditions at site and generate a plan for future engineering studies.

Further study of open pit mining by a contractor is warranted. For the next stage of engineering, contractors should be asked to submit quotations on mining the open pits. This would also include drill and blast contractors. Capital leasing of mining equipment could also be studied.

Conventional diesel truck haulage is reaching its maximum economic depth limit at the bottom of the planned underground mine. Future engineering studies should consider the following options:

- Shaft access, either from surface or below surface (for the bottom half of the mine);
- Electrified trucks for haulage up the underground ramps; and
- Battery-powered trucks and other mining equipment to save on ventilation requirements and possibly decrease the size of development headings.

Preliminary discussions were held with Hydro Québec on a power line to the Project site, but it is recommended that more in-depth discussions and cost estimates be carried out for future engineering studies.

There is potential for toll processing and this option should be further investigated in future engineering studies.

At the PEA gold price of US$1,250/oz Au and a CDN/US$ exchange rate of 0.77 the PEA demonstrates attractive economic returns with a post-tax IRR of 27% and NPV at a 5% discount rate of $260 M. Given the economic potential identified in the PEA, P&E recommends that the Project proceed to a Pre-Feasibility Study. The PFS study will be necessary before Mineral Resources can be converted to Mineral Reserves.

***The PEA is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that PEA results will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.***

An exploration ramp is contemplated with the objective of collecting a bulk sample that will provide a comparison of the behaviour of mine grade to the grade of the Mineral Resource Estimate and will serve to validate and generate technical information suitable for use at PFS and FS level studies regarding stope and underground working rock mechanics, mining dilution and mineralization continuity. The exploration ramp is intended to reach an estimated vertical depth

between 200 m – 300 m to test known mineralization in the Deposit below the open pit. Detailed metallurgical test work from the bulk sample will be conducted and the exploration ramp can be subsequently used to conduct exploration drilling for deep mineralization in order to continue growing the Mineral Resource at depth.

Eastmain plans to use the additional drilling to update the current Mineral Resource Estimate and to incorporate this into a future PFS. The total cost of the recommended work program is estimated at $16 M (Table 26.1).

**TABLE 26.1**
**RECOMMENDED WORK PROGRAM BY EASTMAIN**

| Item | Cost $ |
|---|---|
| Deposit Mineral Resource identification drilling (>400 m depth) 4,000 m | 1,000,000 |
| Mineral Resource classification improvement (entire Deposit) drilling 20,000 m | 5,000,000 |
| Geophysics/Trenching/Assays Clearwater Property targets | 950,000 |
| Clearwater Property target drilling 4,000 m | 1,000,000 |
| Updated Mineral Resource Estimate | 150,000 |
| Underground exploration ramp | 7,000,000 |
| Pre-Feasibility Study | 750,000 |
| **Total** | **15,850,000** |

## 27.0 REFERENCES

Armitage, A.E., and Hafez, S.A., 2017, Technical Report on the Updated Mineral Resource Estimate for the Eau Claire Gold Deposit, Clearwater Project, Québec, Canada dated October 25, 2017 for Eastmain Resources Inc., 156 p.

Dubé, B. and Gosselin, P. 2007, Greenstone-hosted quartz-carbonate vein deposits. In Goodfellow, W.D., ed. Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods. Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, pp.49-73.

SGS Mineral Services, 2010, An Investigation of The Recovery of Gold and Tellurium from Clearwater Project Samples, prepared for Eastmain Resources Inc. Project 12228-001 – Final Report October 4, 2010, 102 p.

SGS Mineral Services, 2017, An Investigation into Gold Recovery from Clearwater Project Samples, prepared for Eastmain Resources Inc. Project 15524-001 – Final Report September 27, 2017, 133 p.

SRK Consulting (Canada) Inc., 2015, Technical Report for the Eau Claire Gold Deposit, Clearwater Project, Québec, Report Prepared for Eastmain Resources Inc. June 11, 2015, 143 p.

# 28.0 CERTIFICATES OF QUALIFIED PERSONS

**CERTIFICATE OF QUALIFIED PERSON**
**EUGENE PURITCH, P. ENG., FEC, CET**

I, Eugene J. Puritch, P. Eng., FEC, CET, residing at 44 Turtlecreek Blvd., Brampton, Ontario, L6W 3X7, do hereby certify that:

1. I am an independent mining consultant and President of P&E Mining Consultants Inc.
2. This certificate applies to the Technical Report titled "Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Québec, Canada", (the "Technical Report") with an effective date of February 4, 2018.
3. I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen's University. In addition I have also met the Professional Engineers of Ontario Academic Requirement Committee's Examination requirement for Bachelor's Degree in Engineering Equivalency. I am a mining consultant currently licenced by Professional Engineers and Geoscientists New Brunswick (Licence No. 4778), Professional Engineers, Geoscientists Newfoundland & Labrador (Licence No. 5998), Association of Professional Engineers and Geoscientists Saskatchewan (Licence No. 16216), Ontario Association of Certified Engineering Technicians and Technologists (Licence No. 45252) the Professional Engineers of Ontario (Licence No. 100014010) and Association of Professional Engineers and Geoscientists of British Columbia (Licence No. 42912). I am also a member of the National Canadian Institute of Mining and Metallurgy.

   I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

   I have practiced my profession continuously since 1978. My summarized career experience is as follows:
   - Mining Technologist - H.B.M.& S. and Inco Ltd., .......... 1978-1980
   - Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd., .......... 1981-1983
   - Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine, .......... 1984-1986
   - Self-Employed Mining Consultant – Timmins Area, .......... 1987-1988
   - Mine Designer/Resource Estimator – Dynatec/CMD/Bharti, .......... 1989-1995
   - Self-Employed Mining Consultant/Resource-Reserve Estimator, .......... 1995-2004
   - President – P&E Mining Consultants Inc, .......... 2004-Present
4. I have not visited the Property that is the subject of this Technical Report.
5. I am responsible for authoring Sections 2, 3, 13, 15, 16, 17, 18, 20 and co-authoring Sections 1, 25 and 26 of the Technical Report.
6. I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.
7. I have not had prior involvement with the Project that is the subject of this Technical Report.
8. I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.
9. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: February 4, 2018
Signing Date: July 3, 2018

***{SIGNED AND SEALED}***
[*Eugene Puritch*]

Eugene Puritch, P.Eng., FEC, CET

## CERTIFICATE of QUALIFIED PERSON

**ANDREW BRADFIELD, P. ENG.**

I, Andrew Bradfield, P. Eng., residing at 5 Patrick Drive, Erin, Ontario, N0B1T0, do hereby certify that:

1. I am an independent mining engineer contracted by P&E Mining Consultants.
2. This certificate applies to the technical report titled "Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Québec, Canada", (the "Technical Report") with an effective date of February 4, 2018.
3. I am a graduate of Queen's University, with an honours B.Sc. degree in Mining Engineering in 1982. I have practiced my profession continuously since 1982. I am a Professional Engineer of Ontario (License No.4894507). I am also a member of the National CIM.

   I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

   My relevant experience for the purpose of this Technical Report is:

   - Various Engineering Positions – Palabora Mining Company........1982-1986
   - Mines Project Engineer – Falconbridge Limited........1986-1987
   - Senior Mining Engineer – William Hill Mining Consultants Limited........1987-1990
   - Independent Mining Engineer........1990-1991
   - GM Toronto – Bharti Engineering Associates Inc........1991-1996
   - VP Technical Services, GM of Australian Operations – William Resources Inc........1996-1999
   - Independent Mining Engineer........1999-2001
   - Principal Mining Engineer – SRK Consulting........2001-2003
   - COO – China Diamond Corp........2003-2006
   - VP Operations – TVI Pacific Inc........2006-2008
   - COO – Avion Gold Corporation........2008-2012
   - Independent Mining Engineer........2012-Present

4. I have visited the Property that is the subject of this Technical Report on December 11 and 12, 2017.
5. I am responsible for authoring Sections 19, 21, 22, 24 and co-authoring Sections 1, 25 and 26 of the Technical Report.
6. I am independent of the Issuer applying the test in Section 1.5 of NI 43-101. I am independent of the Vendor and the Property.
7. I have not had prior involvement with the Property that is the subject of this Technical Report.
8. I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.
9. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective date: February 4, 2018
Signing date: July 3, 2018

*{SIGNED AND SEALED}*
*[Andrew Bradfield]*

Andrew Bradfield, P. Eng.

## CERTIFICATE OF QUALIFIED PERSON

### ANTOINE R. YASSA, P.GEO.

I, Antoine R. Yassa, P.Geo. residing at 3602 Rang des Cavaliers, Rouyn-Noranda, Québec, J0Z 1Y2, do hereby certify that:

1. I am an independent geological consultant contracted by P&E Mining Consultants Inc.
2. This certificate applies to the Technical Report titled "Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Québec, Canada", (the "Technical Report") with an effective date of February 4, 2018.
3. I am a graduate of Ottawa University at Ottawa, Ontario with a B.Sc (HONS) in Geological Sciences (1977) with more than 35 years of experience as a geologist. I am a geological consultant currently licenced by the Order of Geologists of Québec (Licence No 224) and by the Association of Professional Geoscientist of Ontario (Licence No 1890);

   I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

   My relevant experience for the purpose of the Technical Report is:

| | |
|---|---|
| • Minex Geologist (Val d'Or), 3D Modelling (Timmins), Placer Dome | 1993-1995 |
| • Database Manager, Senior Geologist, West Africa, PDX, | 1996-1998 |
| • Senior Geologist, Database Manager, McWatters Mine | 1998-2000 |
| • Database Manager, Gemcom modelling and Resources Evaluation (Kiena Mine) | 2001-2003 |
| • Database Manager and Resources Evaluation at Julietta Mine, Bema Gold Corp. | 2003-2006 |
| • Consulting Geologist | 2006-present |

4. I have visited the Property that is the subject of this Technical Report on May 28 and 29, 2012, and on December 11 and 12, 2017.
5. I am responsible for authoring Sections 4 to 9, and 23, and co-authoring Sections 1, 25 and 26 of this Technical Report.
6. I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.
7. I have had prior involvement with the Project that is the subject of this Technical Report. I was a QP for a Technical Report titled "Technical Report and Resource Estimate on the Eau Claire Gold Deposit, Clearwater Property, James Bay Area, Middle North, Québec", with an effective date of April 25, 2011.
8. I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.
9. As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective date: February 4, 2018
Signing Date: July 3, 2018

***{SIGNED AND SEALED}***
*[Antoine R. Yassa]*

Antoine R. Yassa, P.Geo.

**CERTIFICATE OF QUALIFIED PERSON**
**ALLAN ARMITAGE, Ph.D., P.Geo.**

To Accompany the Report titled "**Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Québec, Canada"** effective date February 4, 2018 (the "Technical Report") for Eastmain Resources Inc.

I, Allan E. Armitage, Ph.D., P.Geo. of 62 River Front Way, Fredericton, New Brunswick, hereby certify that:

1. I am a Senior Resource Geologist with SGS Canada Inc., 10 de la Seigneurie E Blvd., Unit 203 Blainville, QC, Canada, J7C 3V5 (www.geostat.com).

2. I am a graduate of Acadia University having obtained the degree of Bachelor of Science - Honours in Geology in 1989, a graduate of Laurentian University having obtained the degree of Masters of Science in Geology in 1992 and a graduate of the University of Western Ontario having obtained a Doctor of Philosophy in Geology in 1998.

3. I have been employed as a geologist for every field season (May - October) from 1987 to 1996. I have been continuously employed as a geologist since March of 1997.

4. I have been involved in mineral exploration and resource modelling for gold, silver, copper, lead, zinc, nickel, and uranium in Canada, Mexico, Honduras, Chile, Cuba and Peru at the grass roots to advanced exploration stage since 1991, including resource estimation since 2006.

5. I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and use the title of Professional Geologist (P.Geol.) (Licence No. 64456; 1999), I am a member of the Association of Professional Engineers and Geoscientists of British Columbia and use the designation (P.Geo.) (Licence No. 38144; 2012), and I am a member of The Association of Professional Geoscientists of Ontario (APGO) and use the designation (P.Geo.) (Licence No. 2829; 2017),

6. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation of my professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person".

7. I am responsible for Sections 10, 11, 12 and 14 of the Technical Report. As well I am responsible for parts of sections 1, 25 and 26, as they pertain to the Mineral Resource Estimate.

8. I visited the Clearwater Project on the 10th and 11th of July, 2017 and on the 26th and 27th of February, 2018.

9. I have had prior involvement in the Clearwater Project. I was an author on the Mineral Resource Estimate for the Eau Claire Deposit, dated October 25th, 2018 for Eastmain Resources Inc.

10. I am independent of Eastmain Resources Inc.as defined by Section 1.5 of NI 43-101.

11. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12. I have read NI 43-101 and Form 43-101F1 (the "Form"), and the Technical Report has been prepared in compliance with NI 43-101 and the Form.

Signed and dated this 3rd day of July, 2018 at Fredericton, New Brunswick.

*"Original Signed and Sealed"*

______________________________________

*Allan Armitage, Ph.D., P.Geo., SGS Canada Inc.*

## APPENDIX A MINERAL TENURE INFORMATION

Mineral Tenure Information was received from Eastmain on September 18, 2017. Claims containing the Mineral Resource are shown in bold print.

| TABLE A.1 MINERAL TENURE INFORMATION | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Count** | **NTS Sheet** | **Title No** | **Status** | **Date of Registration** | **Expiry Date** | **Area (Ha)** | **Excess Work (CDN$)** | **Required Work (CDN$)** | **Required Fees (CDN$)** |
| | 33B04 | 40101 | Active | 26-Oct-15 | 31-Mar-19 | | $ - | | |
| 1 | 33B04 | 1132558 | Active | 2-Aug-05 | 19-Apr-19 | 52.81 | 45,145.84 | 1,625.00 | 148.48 |
| 2 | 33B04 | 1132559 | Active | 2-Aug-05 | 19-Apr-19 | 52.81 | 49,031.01 | 1,625.00 | 148.48 |
| 3 | 33B04 | 1132560 | Active | 2-Aug-05 | 19-Apr-19 | 52.81 | 48,033.76 | 1,625.00 | 148.48 |
| 4 | 33B04 | 1132561 | Active | 2-Aug-05 | 19-Apr-19 | 52.81 | 44,411.91 | 1,625.00 | 148.48 |
| 5 | 33B04 | 1132562 | Active | 2-Aug-05 | 19-Apr-19 | 52.81 | 39,957.12 | 1,625.00 | 148.48 |
| 6 | 33B04 | 1132563 | Active | 2-Aug-05 | 19-Apr-19 | 52.81 | 46,377.04 | 1,625.00 | 148.48 |
| 7 | 33B04 | 1132564 | Active | 2-Aug-05 | 19-Apr-19 | 52.81 | 42,870.86 | 1,625.00 | 148.48 |
| 8 | 33B04 | 1132565 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 44,678.90 | 1,625.00 | 148.48 |
| 9 | 33B04 | 1132566 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 50,356.83 | 1,625.00 | 148.48 |
| 10 | 33B04 | 1132567 | Active | 2-Aug-05 | 19-Apr-19 | 15.28 | 14,670.81 | 650.00 | 32.77 |
| 11 | 33B04 | 1132568 | Active | 2-Aug-05 | 19-Apr-19 | 27.05 | 20,293.12 | 1,625.00 | 118.32 |
| 12 | 33B04 | 1132569 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 43,855.77 | 1,625.00 | 148.48 |
| 13 | 33B04 | 1132570 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 51,577.47 | 1,625.00 | 148.48 |
| 14 | 33B04 | 1132571 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 40,519.49 | 1,625.00 | 148.48 |
| 15 | 33B04 | 1132572 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 45,307.37 | 1,625.00 | 148.48 |
| 16 | 33B04 | 1132573 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 52,341.04 | 1,625.00 | 148.48 |
| 17 | 33B04 | 1132574 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 48,124.22 | 1,625.00 | 148.48 |
| 18 | 33B04 | 1132575 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 46,942.07 | 1,625.00 | 148.48 |
| 19 | 33B04 | 1132576 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 50,076.85 | 1,625.00 | 148.48 |
| 20 | 33B04 | 1132577 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 43,357.17 | 1,625.00 | 148.48 |
| 21 | 33B04 | 1132578 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 42,569.96 | 1,625.00 | 148.48 |
| 22 | 33B04 | 1132579 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 37,463.10 | 1,625.00 | 148.48 |

| TABLE A.1 MINERAL TENURE INFORMATION | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Count** | **NTS Sheet** | **Title No** | **Status** | **Date of Registration** | **Expiry Date** | **Area (Ha)** | **Excess Work (CDN$)** | **Required Work (CDN$)** | **Required Fees (CDN$)** |
| 23 | 33B04 | 1132580 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 37,410.27 | 1,625.00 | 148.48 |
| 24 | 33B04 | 1132581 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 37,627.04 | 1,625.00 | 148.48 |
| 25 | 33B04 | 1132582 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 37,712.33 | 1,625.00 | 148.48 |
| 26 | 33B04 | 1132583 | Active | 2-Aug-05 | 19-Apr-19 | 52.8 | 36,375.27 | 1,625.00 | 148.48 |
| 27 | 33B04 | 1132584 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 41,721.29 | 1,625.00 | 148.48 |
| 28 | 33B04 | 1132585 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 56,038.02 | 1,625.00 | 148.48 |
| 29 | 33B04 | 1132586 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 79,627.50 | 1,625.00 | 148.48 |
| 30 | 33B04 | 1132587 | Active | 2-Aug-05 | 19-Apr-19 | 46.6 | 46,164.37 | 1,625.00 | 132.24 |
| 31 | 33B04 | 1132588 | Active | 2-Aug-05 | 19-Apr-19 | 43.63 | 79,055.14 | 1,625.00 | 118.32 |
| 32 | 33B04 | 1132589 | Active | 2-Aug-05 | 19-Apr-19 | 43.26 | 34,352.40 | 1,625.00 | 118.32 |
| 33 | 33B04 | 1132590 | Active | 2-Aug-05 | 19-Apr-19 | 42.9 | 41,072.26 | 1,625.00 | 118.32 |
| 34 | 33B04 | 1132591 | Active | 2-Aug-05 | 19-Apr-19 | 42.53 | 38,495.29 | 1,625.00 | 118.32 |
| 35 | 33B04 | 1132592 | Active | 2-Aug-05 | 19-Apr-19 | 42.18 | 80,734.29 | 1,625.00 | 118.32 |
| 36 | 33B04 | 1132593 | Active | 2-Aug-05 | 19-Apr-19 | 25.31 | 36,067.09 | 1,625.00 | 118.32 |
| 37 | 33B04 | 1132594 | Active | 2-Aug-05 | 19-Apr-19 | 15.84 | 72,417.75 | 650.00 | 32.77 |
| 38 | 33B04 | 1132595 | Active | 2-Aug-05 | 19-Apr-19 | 15.5 | 152,213.76 | 650.00 | 32.77 |
| 39 | 33B04 | 1132596 | Active | 2-Aug-05 | 19-Apr-19 | 32.05 | 392,243.04 | 1,625.00 | 118.32 |
| 40 | 33B04 | 1132597 | Active | 2-Aug-05 | 19-Apr-19 | 46.8 | 158,407.10 | 1,625.00 | 132.24 |
| 41 | 33B04 | 1132598 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 61,887.46 | 1,625.00 | 148.48 |
| 42 | 33B04 | 1132599 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 46,331.23 | 1,625.00 | 148.48 |
| 43 | 33B04 | 1132600 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 45,215.44 | 1,625.00 | 148.48 |
| 44 | 33B04 | 1132601 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 42,240.74 | 1,625.00 | 148.48 |
| 45 | 33B04 | 1132602 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 43,478.89 | 1,625.00 | 148.48 |
| 46 | 33B04 | 1132603 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 47,280.91 | 1,625.00 | 148.48 |
| 47 | 33B04 | 1132604 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 47,512.18 | 1,625.00 | 148.48 |
| 48 | 33B04 | 1132605 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 43,924.48 | 1,625.00 | 148.48 |
| 49 | 33B04 | 1132606 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 49,929.70 | 1,625.00 | 148.48 |
| 50 | 33B04 | 1132607 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 50,257.67 | 1,625.00 | 148.48 |

| TABLE A.1 MINERAL TENURE INFORMATION | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Count** | **NTS Sheet** | **Title No** | **Status** | **Date of Registration** | **Expiry Date** | **Area (Ha)** | **Excess Work (CDN$)** | **Required Work (CDN$)** | **Required Fees (CDN$)** |
| 51 | 33B04 | 1132608 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 42,550.89 | 1,625.00 | 148.48 |
| 52 | 33B04 | 1132609 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 47,530.75 | 1,625.00 | 148.48 |
| 53 | 33B04 | 1132610 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 40,694.29 | 1,625.00 | 148.48 |
| 54 | 33B04 | 1132611 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 40,131.03 | 1,625.00 | 148.48 |
| 55 | 33B04 | 1132612 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 37,487.33 | 1,625.00 | 148.48 |
| 56 | 33B04 | 1132613 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 38,485.67 | 1,625.00 | 148.48 |
| 57 | 33B04 | 1132614 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 38,834.55 | 1,625.00 | 148.48 |
| 58 | 33B04 | 1132615 | Active | 2-Aug-05 | 19-Apr-19 | 52.79 | 36,279.63 | 1,625.00 | 148.48 |
| 59 | 33B04 | 1132616 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 43,120.92 | 1,625.00 | 148.48 |
| 60 | 33B04 | 1132617 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 62,882.34 | 1,625.00 | 148.48 |
| 61 | 33B04 | 1132618 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 245,501.29 | 1,625.00 | 148.48 |
| 62 | 33B04 | 1132619 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 68,779.03 | 1,625.00 | 148.48 |
| 63 | 33B04 | 1132620 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 1,001,393.74 | 1,625.00 | 148.48 |
| **64** | **33B04** | **1132621** | **Active** | **2-Aug-05** | **19-Apr-19** | **52.78** | **10,366,432.70** | **1,625.00** | **148.48** |
| **65** | **33B04** | **1132622** | **Active** | **2-Aug-05** | **19-Apr-19** | **52.78** | **15,692,122.54** | **1,625.00** | **148.48** |
| **66** | **33B04** | **1132623** | **Active** | **2-Aug-05** | **19-Apr-19** | **52.78** | **10,798,407.96** | **1,625.00** | **148.48** |
| 67 | 33B04 | 1132624 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 860,017.97 | 1,625.00 | 148.48 |
| 68 | 33B04 | 1132625 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 219,185.40 | 1,625.00 | 148.48 |
| 69 | 33B04 | 1132626 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 1,601,860.93 | 1,625.00 | 148.48 |
| 70 | 33B04 | 1132627 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 448,221.58 | 1,625.00 | 148.48 |
| 71 | 33B04 | 1132628 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 256,661.46 | 1,625.00 | 148.48 |
| 72 | 33B04 | 1132629 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 1,408,078.11 | 1,625.00 | 148.48 |
| 73 | 33B04 | 1132630 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 55,518.51 | 1,625.00 | 148.48 |
| 74 | 33B04 | 1132631 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 48,950.63 | 1,625.00 | 148.48 |
| 75 | 33B04 | 1132632 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 45,717.47 | 1,625.00 | 148.48 |
| 76 | 33B04 | 1132633 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 46,144.03 | 1,625.00 | 148.48 |
| 77 | 33B04 | 1132634 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 45,562.57 | 1,625.00 | 148.48 |
| 78 | 33B04 | 1132635 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 43,560.24 | 1,625.00 | 148.48 |

| TABLE A.1 MINERAL TENURE INFORMATION | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Count** | **NTS Sheet** | **Title No** | **Status** | **Date of Registration** | **Expiry Date** | **Area (Ha)** | **Excess Work (CDN$)** | **Required Work (CDN$)** | **Required Fees (CDN$)** |
| 79 | 33B04 | 1132636 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 46,001.88 | 1,625.00 | 148.48 |
| 80 | 33B04 | 1132637 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 44,274.64 | 1,625.00 | 148.48 |
| 81 | 33B04 | 1132638 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 45,839.06 | 1,625.00 | 148.48 |
| 82 | 33B04 | 1132639 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 41,714.62 | 1,625.00 | 148.48 |
| 83 | 33B04 | 1132640 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 42,001.94 | 1,625.00 | 148.48 |
| 84 | 33B04 | 1132641 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 39,981.27 | 1,625.00 | 148.48 |
| 85 | 33B04 | 1132642 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 42,236.23 | 1,625.00 | 148.48 |
| 86 | 33B04 | 1132643 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 44,706.24 | 1,625.00 | 148.48 |
| 87 | 33B04 | 1132644 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 61,526.78 | 1,625.00 | 148.48 |
| 88 | 33B04 | 1132645 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 62,572.04 | 1,625.00 | 148.48 |
| 89 | 33B04 | 1132646 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 54,903.10 | 1,625.00 | 148.48 |
| 90 | 33B04 | 1132647 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 39,475.93 | 1,625.00 | 148.48 |
| 91 | 33B04 | 1132648 | Active | 2-Aug-05 | 19-Apr-19 | 52.78 | 36,763.36 | 1,625.00 | 148.48 |
| 92 | 33B04 | 1132649 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 46,211.74 | 1,625.00 | 148.48 |
| 93 | 33B04 | 1132650 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 98,142.64 | 1,625.00 | 148.48 |
| **94** | **33B04** | **1132651** | **Active** | **2-Aug-05** | **19-Apr-19** | **52.77** | **5,076,642.00** | **1,625.00** | **148.48** |
| **95** | **33B04** | **1132652** | **Active** | **2-Aug-05** | **19-Apr-19** | **52.77** | **2,163,753.58** | **1,625.00** | **148.48** |
| 96 | 33B04 | 1132653 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 619,886.38 | 1,625.00 | 148.48 |
| 97 | 33B04 | 1132655 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 153,939.53 | 1,625.00 | 148.48 |
| 98 | 33B04 | 1132656 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 47,198.06 | 1,625.00 | 148.48 |
| 99 | 33B04 | 1132657 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 226,781.93 | 1,625.00 | 148.48 |
| 100 | 33B04 | 1132658 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 80,056.17 | 1,625.00 | 148.48 |
| 101 | 33B04 | 1132659 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 107,611.60 | 1,625.00 | 148.48 |
| 102 | 33B04 | 1132660 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 54,217.43 | 1,625.00 | 148.48 |
| 103 | 33B04 | 1132661 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 53,339.43 | 1,625.00 | 148.48 |
| 104 | 33B04 | 1132662 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 47,106.94 | 1,625.00 | 148.48 |
| 105 | 33B04 | 1132663 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 43,045.42 | 1,625.00 | 148.48 |
| 106 | 33B04 | 1132664 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 46,002.48 | 1,625.00 | 148.48 |

| TABLE A.1 MINERAL TENURE INFORMATION | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Count** | **NTS Sheet** | **Title No** | **Status** | **Date of Registration** | **Expiry Date** | **Area (Ha)** | **Excess Work (CDN$)** | **Required Work (CDN$)** | **Required Fees (CDN$)** |
| 107 | 33B04 | 1132665 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 42,806.63 | 1,625.00 | 148.48 |
| 108 | 33B04 | 1132666 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 41,583.04 | 1,625.00 | 148.48 |
| 109 | 33B04 | 1132667 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 43,179.32 | 1,625.00 | 148.48 |
| 110 | 33B04 | 1132668 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 42,227.26 | 1,625.00 | 148.48 |
| 111 | 33B04 | 1132669 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 42,227.26 | 1,625.00 | 148.48 |
| 112 | 33B04 | 1132670 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 42,362.26 | 1,625.00 | 148.48 |
| 113 | 33B04 | 1132671 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 42,524.96 | 1,625.00 | 148.48 |
| 114 | 33B04 | 1132672 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 47,180.92 | 1,625.00 | 148.48 |
| 115 | 33B04 | 1132673 | Active | 2-Aug-05 | 19-Apr-19 | 52.77 | 41,822.26 | 1,625.00 | 148.48 |
| 116 | 33B04 | 1132674 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 57,660.28 | 1,625.00 | 148.48 |
| 117 | 33B04 | 1132675 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 59,197.55 | 1,625.00 | 148.48 |
| 118 | 33B04 | 1132676 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 64,720.71 | 1,625.00 | 148.48 |
| 119 | 33B04 | 1132677 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 63,289.24 | 1,625.00 | 148.48 |
| 120 | 33B04 | 1132678 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 62,427.39 | 1,625.00 | 148.48 |
| 121 | 33B04 | 1132679 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 56,596.53 | 1,625.00 | 148.48 |
| 122 | 33B04 | 1132680 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 52,391.82 | 1,625.00 | 148.48 |
| 123 | 33B04 | 1132681 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 81,526.74 | 1,625.00 | 148.48 |
| 124 | 33B04 | 1132682 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 55,500.18 | 1,625.00 | 148.48 |
| 125 | 33B04 | 1132683 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 46,921.79 | 1,625.00 | 148.48 |
| 126 | 33B04 | 1132684 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 50,323.84 | 1,625.00 | 148.48 |
| 127 | 33B04 | 1132685 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 59,347.39 | 1,625.00 | 148.48 |
| 128 | 33B04 | 1132686 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 51,395.98 | 1,625.00 | 148.48 |
| 129 | 33B04 | 1132687 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 43,128.57 | 1,625.00 | 148.48 |
| 130 | 33B04 | 1132688 | Active | 2-Aug-05 | 19-Apr-19 | 52.76 | 44,999.65 | 1,625.00 | 148.48 |
| 131 | 33B04 | 1132689 | Active | 2-Aug-05 | 19-Apr-19 | 52.75 | 55,087.39 | 1,625.00 | 148.48 |
| 132 | 33B04 | 1132690 | Active | 2-Aug-05 | 19-Apr-19 | 52.75 | 49,036.13 | 1,625.00 | 148.48 |
| 133 | 33B04 | 1132691 | Active | 2-Aug-05 | 19-Apr-19 | 52.75 | 45,598.09 | 1,625.00 | 148.48 |
| 134 | 33B04 | 1132692 | Active | 2-Aug-05 | 19-Apr-19 | 52.75 | 48,514.12 | 1,625.00 | 148.48 |

| TABLE A.1 MINERAL TENURE INFORMATION | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Count** | **NTS Sheet** | **Title No** | **Status** | **Date of Registration** | **Expiry Date** | **Area (Ha)** | **Excess Work (CDN$)** | **Required Work (CDN$)** | **Required Fees (CDN$)** |
| 135 | 33B04 | 1132693 | Active | 2-Aug-05 | 19-Apr-19 | 52.75 | 48,818.03 | 1,625.00 | 148.48 |
| 136 | 33B04 | 1132694 | Active | 2-Aug-05 | 19-Apr-19 | 52.75 | 46,710.08 | 1,625.00 | 148.48 |
| 137 | 33B04 | 1132695 | Active | 2-Aug-05 | 19-Apr-19 | 52.75 | 40,997.96 | 1,625.00 | 148.48 |
| 138 | 33B04 | 1132696 | Active | 2-Aug-05 | 19-Apr-19 | 52.74 | 51,512.06 | 1,625.00 | 148.48 |
| 139 | 33B04 | 1132697 | Active | 2-Aug-05 | 19-Apr-19 | 52.74 | 46,864.03 | 1,625.00 | 148.48 |
| 140 | 33B04 | 1132698 | Active | 2-Aug-05 | 19-Apr-19 | 52.74 | 47,150.68 | 1,625.00 | 148.48 |
| 141 | 33B05 | 1132699 | Active | 2-Aug-05 | 19-Apr-19 | 52.73 | 66,168.14 | 1,625.00 | 148.48 |
| 142 | 33B05 | 1132700 | Active | 2-Aug-05 | 19-Apr-19 | 52.73 | 87,812.16 | 1,625.00 | 148.48 |
| 143 | 33B04 | 75822 | Active | 15-Jun-05 | 14-Jun-19 | 52.81 | 0.00 | 1,625.00 | 148.48 |
| 144 | 33B04 | 75823 | Active | 15-Jun-05 | 14-Jun-19 | 52.81 | 0.00 | 1,625.00 | 148.48 |
| 145 | 33B04 | 75824 | Active | 15-Jun-05 | 14-Jun-19 | 52.82 | 1,722.96 | 1,625.00 | 148.48 |
| 146 | 33B04 | 75825 | Active | 15-Jun-05 | 14-Jun-19 | 52.82 | 0.00 | 1,625.00 | 148.48 |
| 147 | 33B04 | 75826 | Active | 15-Jun-05 | 14-Jun-19 | 52.82 | 0.00 | 1,625.00 | 148.48 |
| 148 | 33B04 | 75827 | Active | 15-Jun-05 | 14-Jun-19 | 52.82 | 0.00 | 1,625.00 | 148.48 |
| 149 | 33B04 | 75828 | Active | 15-Jun-05 | 14-Jun-19 | 52.82 | 1,367.96 | 1,625.00 | 148.48 |
| 150 | 33B04 | 75829 | Active | 15-Jun-05 | 14-Jun-19 | 52.82 | 0.00 | 1,625.00 | 148.48 |
| 151 | 33B04 | 75830 | Active | 15-Jun-05 | 14-Jun-19 | 52.82 | 3,812.69 | 1,625.00 | 148.48 |
| 152 | 33B04 | 75831 | Active | 15-Jun-05 | 14-Jun-19 | 52.82 | 0.00 | 1,625.00 | 148.48 |
| 153 | 33B04 | 75832 | Active | 15-Jun-05 | 14-Jun-19 | 52.82 | 0.00 | 1,625.00 | 148.48 |
| 154 | 33B04 | 75833 | Active | 15-Jun-05 | 14-Jun-19 | 52.82 | 0.00 | 1,625.00 | 148.48 |
| 155 | 33B04 | 75834 | Active | 15-Jun-05 | 14-Jun-19 | 52.83 | 0.00 | 1,625.00 | 148.48 |
| 156 | 33B04 | 75835 | Active | 15-Jun-05 | 14-Jun-19 | 52.83 | 984.44 | 1,625.00 | 148.48 |
| 157 | 33B04 | 75836 | Active | 15-Jun-05 | 14-Jun-19 | 52.83 | 0.00 | 1,625.00 | 148.48 |
| 158 | 33B04 | 75837 | Active | 15-Jun-05 | 14-Jun-19 | 52.83 | 0.00 | 1,625.00 | 148.48 |
| 159 | 33B04 | 75838 | Active | 15-Jun-05 | 14-Jun-19 | 52.83 | 0.00 | 1,625.00 | 148.48 |
| 160 | 33B04 | 75839 | Active | 15-Jun-05 | 14-Jun-19 | 52.83 | 0.00 | 1,625.00 | 148.48 |
| 161 | 33B04 | 75840 | Active | 15-Jun-05 | 14-Jun-19 | 52.84 | 0.00 | 1,625.00 | 148.48 |
| 162 | 33B04 | 75841 | Active | 15-Jun-05 | 14-Jun-19 | 52.84 | 0.00 | 1,625.00 | 148.48 |

| TABLE A.1 MINERAL TENURE INFORMATION | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Count | NTS Sheet | Title No | Status | Date of Registration | Expiry Date | Area (Ha) | Excess Work (CDN$) | Required Work (CDN$) | Required Fees (CDN$) |
| 163 | 33B04 | 75842 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 9,148.08 | 1,625.00 | 148.48 |
| 164 | 33B04 | 75843 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 16,687.86 | 1,625.00 | 148.48 |
| 165 | 33B04 | 75844 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 4,040.31 | 1,625.00 | 148.48 |
| 166 | 33B04 | 75845 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 9,877.93 | 1,625.00 | 148.48 |
| 167 | 33B04 | 75846 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 6,055.95 | 1,625.00 | 148.48 |
| 168 | 33B04 | 75847 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 2,993.73 | 1,625.00 | 148.48 |
| 169 | 33B04 | 75848 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 0.00 | 1,625.00 | 148.48 |
| 170 | 33B04 | 75849 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 495.80 | 1,625.00 | 148.48 |
| 171 | 33B04 | 75850 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 0.00 | 1,625.00 | 148.48 |
| 172 | 33B04 | 75851 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 0.00 | 1,625.00 | 148.48 |
| 173 | 33B04 | 75852 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 0.00 | 1,625.00 | 148.48 |
| 174 | 33B04 | 75853 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 0.00 | 1,625.00 | 148.48 |
| 175 | 33B04 | 75854 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 0.00 | 1,625.00 | 148.48 |
| 176 | 33B04 | 75855 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 0.00 | 1,625.00 | 148.48 |
| 177 | 33B04 | 75856 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 0.00 | 1,625.00 | 148.48 |
| 178 | 33B04 | 75857 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 0.00 | 1,625.00 | 148.48 |
| 179 | 33B04 | 75858 | Active | 15-Jun-05 | 14-Jun-19 | 52.74 | 0.00 | 1,625.00 | 148.48 |
| 180 | 33B04 | 75859 | Active | 15-Jun-05 | 14-Jun-19 | 52.75 | 2,049.62 | 1,625.00 | 148.48 |
| 181 | 33B04 | 75860 | Active | 15-Jun-05 | 14-Jun-19 | 52.75 | 67,541.72 | 1,625.00 | 148.48 |
| 182 | 33B04 | 75861 | Active | 15-Jun-05 | 14-Jun-19 | 52.75 | 0.00 | 1,625.00 | 148.48 |
| 183 | 33B04 | 75862 | Active | 15-Jun-05 | 14-Jun-19 | 52.75 | 0.00 | 1,625.00 | 148.48 |
| 184 | 33B04 | 75863 | Active | 15-Jun-05 | 14-Jun-19 | 52.75 | 72,851.23 | 1,625.00 | 148.48 |
| 185 | 33B04 | 75864 | Active | 15-Jun-05 | 14-Jun-19 | 52.75 | 0.00 | 1,625.00 | 148.48 |
| 186 | 33B04 | 75865 | Active | 15-Jun-05 | 14-Jun-19 | 52.75 | 1,843.11 | 1,625.00 | 148.48 |
| 187 | 33B04 | 75866 | Active | 15-Jun-05 | 14-Jun-19 | 52.75 | 0.00 | 1,625.00 | 148.48 |
| 188 | 33B04 | 75867 | Active | 15-Jun-05 | 14-Jun-19 | 52.75 | 5,258.18 | 1,625.00 | 148.48 |
| 189 | 33B04 | 75868 | Active | 15-Jun-05 | 14-Jun-19 | 52.75 | 0.00 | 1,625.00 | 148.48 |
| 190 | 33B04 | 75869 | Active | 15-Jun-05 | 14-Jun-19 | 52.75 | 0.00 | 1,625.00 | 148.48 |

| TABLE A.1 MINERAL TENURE INFORMATION | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Count** | **NTS Sheet** | **Title No** | **Status** | **Date of Registration** | **Expiry Date** | **Area (Ha)** | **Excess Work (CDN$)** | **Required Work (CDN$)** | **Required Fees (CDN$)** |
| 191 | 33B04 | 75870 | Active | 15-Jun-05 | 14-Jun-19 | 52.76 | 82,851.51 | 1,625.00 | 148.48 |
| 192 | 33B04 | 75871 | Active | 15-Jun-05 | 14-Jun-19 | 52.76 | 24,735.01 | 1,625.00 | 148.48 |
| 193 | 33B04 | 75872 | Active | 15-Jun-05 | 14-Jun-19 | 52.76 | 0.00 | 1,625.00 | 148.48 |
| 194 | 33B04 | 75873 | Active | 15-Jun-05 | 14-Jun-19 | 52.76 | 0.00 | 1,625.00 | 148.48 |
| 195 | 33B04 | 75874 | Active | 15-Jun-05 | 14-Jun-19 | 52.76 | 0.00 | 1,625.00 | 148.48 |
| 196 | 33B04 | 75875 | Active | 15-Jun-05 | 14-Jun-19 | 52.76 | 0.00 | 1,625.00 | 148.48 |
| 197 | 33B04 | 75876 | Active | 15-Jun-05 | 14-Jun-19 | 52.77 | 0.00 | 1,625.00 | 148.48 |
| 198 | 33B04 | 75877 | Active | 15-Jun-05 | 14-Jun-19 | 52.77 | 0.00 | 1,625.00 | 148.48 |
| 199 | 33B04 | 75878 | Active | 15-Jun-05 | 14-Jun-19 | 52.77 | 5,477.19 | 1,625.00 | 148.48 |
| 200 | 33B04 | 75879 | Active | 15-Jun-05 | 14-Jun-19 | 52.77 | 2,337.93 | 1,625.00 | 148.48 |
| 201 | 33B04 | 75880 | Active | 15-Jun-05 | 14-Jun-19 | 52.77 | 0.00 | 1,625.00 | 148.48 |
| 202 | 33B04 | 75881 | Active | 15-Jun-05 | 14-Jun-19 | 52.78 | 0.00 | 1,625.00 | 148.48 |
| 203 | 33B04 | 75882 | Active | 15-Jun-05 | 14-Jun-19 | 52.78 | 287.80 | 1,625.00 | 148.48 |
| 204 | 33B04 | 75883 | Active | 15-Jun-05 | 14-Jun-19 | 52.78 | 0.00 | 1,625.00 | 148.48 |
| 205 | 33B04 | 75884 | Active | 15-Jun-05 | 14-Jun-19 | 52.78 | 0.00 | 1,625.00 | 148.48 |
| 206 | 33B04 | 75885 | Active | 15-Jun-05 | 14-Jun-19 | 52.79 | 0.00 | 1,625.00 | 148.48 |
| 207 | 33B04 | 75886 | Active | 15-Jun-05 | 14-Jun-19 | 52.79 | 819.84 | 1,625.00 | 148.48 |
| 208 | 33B04 | 75887 | Active | 15-Jun-05 | 14-Jun-19 | 52.79 | 0.00 | 1,625.00 | 148.48 |
| 209 | 33B04 | 75888 | Active | 15-Jun-05 | 14-Jun-19 | 52.79 | 0.00 | 1,625.00 | 148.48 |
| 210 | 33B04 | 75889 | Active | 15-Jun-05 | 14-Jun-19 | 52.8 | 0.00 | 1,625.00 | 148.48 |
| 211 | 33B04 | 75890 | Active | 15-Jun-05 | 14-Jun-19 | 52.8 | 0.00 | 1,625.00 | 148.48 |
| 212 | 33B04 | 75891 | Active | 15-Jun-05 | 14-Jun-19 | 52.8 | 2,548.89 | 1,625.00 | 148.48 |
| 213 | 33B04 | 75892 | Active | 15-Jun-05 | 14-Jun-19 | 52.8 | 0.00 | 1,625.00 | 148.48 |
| 214 | 33B04 | 75893 | Active | 15-Jun-05 | 14-Jun-19 | 52.8 | 0.00 | 1,625.00 | 148.48 |
| 215 | 33B04 | 75894 | Active | 15-Jun-05 | 14-Jun-19 | 52.8 | 0.00 | 1,625.00 | 148.48 |
| 216 | 33B04 | 75895 | Active | 15-Jun-05 | 14-Jun-19 | 52.81 | 5,653.87 | 1,625.00 | 148.48 |
| 217 | 33B04 | 75896 | Active | 15-Jun-05 | 14-Jun-19 | 52.81 | 3,682.34 | 1,625.00 | 148.48 |
| 218 | 33B04 | 75897 | Active | 15-Jun-05 | 14-Jun-19 | 52.81 | 0.00 | 1,625.00 | 148.48 |

| TABLE A.1 MINERAL TENURE INFORMATION | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Count** | **NTS Sheet** | **Title No** | **Status** | **Date of Registration** | **Expiry Date** | **Area (Ha)** | **Excess Work (CDN$)** | **Required Work (CDN$)** | **Required Fees (CDN$)** |
| 219 | 33B04 | 75898 | Active | 15-Jun-05 | 14-Jun-19 | 52.81 | 0.00 | 1,625.00 | 148.48 |
| 220 | 33B04 | 75899 | Active | 15-Jun-05 | 14-Jun-19 | 52.81 | 3,616.47 | 1,625.00 | 148.48 |
| 221 | 33B04 | 75900 | Active | 15-Jun-05 | 14-Jun-19 | 52.81 | 2,910.48 | 1,625.00 | 148.48 |
| 222 | 33B04 | 75901 | Active | 15-Jun-05 | 14-Jun-19 | 52.81 | 3,275.21 | 1,625.00 | 148.48 |
| 223 | 33B05 | 75905 | Active | 15-Jun-05 | 14-Jun-19 | 52.72 | 2,179.97 | 1,625.00 | 148.48 |
| 224 | 33B05 | 75906 | Active | 15-Jun-05 | 14-Jun-19 | 52.72 | 3,786.46 | 1,625.00 | 148.48 |
| 225 | 33B05 | 75907 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 28,846.65 | 1,625.00 | 148.48 |
| 226 | 33B05 | 75908 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 23,388.15 | 1,625.00 | 148.48 |
| 227 | 33B05 | 75909 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 10,374.15 | 1,625.00 | 148.48 |
| 228 | 33B05 | 75910 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 9,186.91 | 1,625.00 | 148.48 |
| 229 | 33B05 | 75911 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 2,023.13 | 1,625.00 | 148.48 |
| 230 | 33B05 | 75912 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 7,074.74 | 1,625.00 | 148.48 |
| 231 | 33B05 | 75913 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 2,103.29 | 1,625.00 | 148.48 |
| 232 | 33B05 | 75914 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 24,827.08 | 1,625.00 | 148.48 |
| 233 | 33B05 | 75915 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 11,918.62 | 1,625.00 | 148.48 |
| 234 | 33B05 | 75916 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 17,241.75 | 1,625.00 | 148.48 |
| 235 | 33B05 | 75917 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 0.00 | 1,625.00 | 148.48 |
| 236 | 33B05 | 75918 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 4,860.58 | 1,625.00 | 148.48 |
| 237 | 33B05 | 75919 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 470.94 | 1,625.00 | 148.48 |
| 238 | 33B05 | 75920 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 6,538.76 | 1,625.00 | 148.48 |
| 239 | 33B05 | 75921 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 29,237.16 | 1,625.00 | 148.48 |
| 240 | 33B05 | 75922 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 28,501.65 | 1,625.00 | 148.48 |
| 241 | 33B05 | 75923 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 14,269.80 | 1,625.00 | 148.48 |
| 242 | 33B05 | 75924 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 0.00 | 1,625.00 | 148.48 |
| 243 | 33B05 | 75925 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 0.00 | 1,625.00 | 148.48 |
| 244 | 33B05 | 75926 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 0.00 | 1,625.00 | 148.48 |
| 245 | 33B05 | 75927 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 0.00 | 1,625.00 | 148.48 |
| 246 | 33B05 | 75928 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 0.00 | 1,625.00 | 148.48 |

| TABLE A.1 MINERAL TENURE INFORMATION | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Count | NTS Sheet | Title No | Status | Date of Registration | Expiry Date | Area (Ha) | Excess Work (CDN$) | Required Work (CDN$) | Required Fees (CDN$) |
| 247 | 33B05 | 75929 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 0.00 | 1,625.00 | 148.48 |
| 248 | 33B05 | 75930 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 0.00 | 1,625.00 | 148.48 |
| 249 | 33B05 | 75931 | Active | 15-Jun-05 | 14-Jun-19 | 52.73 | 0.00 | 1,625.00 | 148.48 |
| 250 | 33B05 | 75932 | Active | 15-Jun-05 | 14-Jun-19 | 52.72 | 6,037.92 | 1,625.00 | 148.48 |
| 251 | 33B05 | 75933 | Active | 15-Jun-05 | 14-Jun-19 | 52.72 | 332.59 | 1,625.00 | 148.48 |
| 252 | 33B05 | 75934 | Active | 15-Jun-05 | 14-Jun-19 | 52.72 | 2,979.73 | 1,625.00 | 148.48 |
| 253 | 33B05 | 75935 | Active | 15-Jun-05 | 14-Jun-19 | 52.72 | 2,142.48 | 1,625.00 | 148.48 |
| 254 | 33B05 | 75936 | Active | 15-Jun-05 | 14-Jun-19 | 52.72 | 15,237.53 | 1,625.00 | 148.48 |
| 255 | 33B05 | 75937 | Active | 15-Jun-05 | 14-Jun-19 | 52.72 | 865.65 | 1,625.00 | 148.48 |
| 256 | 33B05 | 75938 | Active | 15-Jun-05 | 14-Jun-19 | 52.72 | 585.94 | 1,625.00 | 148.48 |
| 257 | 33B05 | 75939 | Active | 15-Jun-05 | 14-Jun-19 | 52.72 | 0.00 | 1,625.00 | 148.48 |
| 258 | 33B05 | 75940 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 3,292.47 | 1,625.00 | 148.48 |
| 259 | 33B05 | 75941 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 1,280.46 | 1,625.00 | 148.48 |
| 260 | 33B05 | 75942 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 4,104.08 | 1,625.00 | 148.48 |
| 261 | 33B05 | 75943 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 1,594.19 | 1,625.00 | 148.48 |
| 262 | 33B05 | 75944 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 1,437.32 | 1,625.00 | 148.48 |
| 263 | 33B05 | 75945 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 1,437.32 | 1,625.00 | 148.48 |
| 264 | 33B05 | 75946 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 1,437.32 | 1,625.00 | 148.48 |
| 265 | 33B05 | 75947 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 3,656.98 | 1,625.00 | 148.48 |
| 266 | 33B05 | 75948 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 16,071.50 | 1,625.00 | 148.48 |
| 267 | 33B05 | 75949 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 5,026.33 | 1,625.00 | 148.48 |
| 268 | 33B05 | 75950 | Active | 15-Jun-05 | 14-Jun-19 | 52.71 | 0.00 | 1,625.00 | 148.48 |
| 269 | 33B04 | 2388525 | Active | 23-Jul-13 | 22-Jul-19 | 52.77 | 128,966.90 | 585.00 | 148.48 |
| 270 | 33B04 | 1132550 | Active | 2-Aug-05 | 8-Aug-19 | 52.74 | 0.00 | 1,625.00 | 148.48 |
| 271 | 33B04 | 1132551 | Active | 2-Aug-05 | 8-Aug-19 | 52.74 | 9,764.25 | 1,625.00 | 148.48 |
| 272 | 33B04 | 1132552 | Active | 2-Aug-05 | 8-Aug-19 | 52.74 | 5,080.99 | 1,625.00 | 148.48 |
| 273 | 33B04 | 1132553 | Active | 2-Aug-05 | 8-Aug-19 | 52.74 | 12,697.66 | 1,625.00 | 148.48 |
| 274 | 33B04 | 1132554 | Active | 2-Aug-05 | 8-Aug-19 | 52.74 | 0.00 | 1,625.00 | 148.48 |

| TABLE A.1 MINERAL TENURE INFORMATION | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Count** | **NTS Sheet** | **Title No** | **Status** | **Date of Registration** | **Expiry Date** | **Area (Ha)** | **Excess Work (CDN$)** | **Required Work (CDN$)** | **Required Fees (CDN$)** |
| 275 | 33B04 | 1132555 | Active | 2-Aug-05 | 8-Aug-19 | 52.74 | 30,273.52 | 1,625.00 | 148.48 |
| 276 | 33B05 | 1132556 | Active | 2-Aug-05 | 8-Aug-19 | 52.73 | 13,981.99 | 1,625.00 | 148.48 |
| 277 | 33B05 | 1132557 | Active | 2-Aug-05 | 8-Aug-19 | 52.73 | 14,232.07 | 1,625.00 | 148.48 |
| 278 | 33B04 | 86812 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 897.58 | 1,625.00 | 148.48 |
| 279 | 33B04 | 86813 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 0.00 | 1,625.00 | 148.48 |
| 280 | 33B04 | 86814 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 0.00 | 1,625.00 | 148.48 |
| 281 | 33B04 | 86815 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 0.00 | 1,625.00 | 148.48 |
| 282 | 33B04 | 86816 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 0.00 | 1,625.00 | 148.48 |
| 283 | 33B04 | 86817 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 27,369.19 | 1,625.00 | 148.48 |
| 284 | 33B04 | 86818 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 8,142.03 | 1,625.00 | 148.48 |
| 285 | 33B04 | 86819 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 9,417.55 | 1,625.00 | 148.48 |
| 286 | 33B04 | 86820 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 11,344.04 | 1,625.00 | 148.48 |
| 287 | 33B04 | 86821 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 2,090.18 | 1,625.00 | 148.48 |
| 288 | 33B04 | 86822 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 0.00 | 1,625.00 | 148.48 |
| 289 | 33B04 | 86823 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 675.18 | 1,625.00 | 148.48 |
| 290 | 33B04 | 86824 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 7,419.32 | 1,625.00 | 148.48 |
| 291 | 33B04 | 86825 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 1,138.77 | 1,625.00 | 148.48 |
| 292 | 33B04 | 86826 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 11,708.50 | 1,625.00 | 148.48 |
| 293 | 33B04 | 86827 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 9,497.08 | 1,625.00 | 148.48 |
| 294 | 33B04 | 86828 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 0.00 | 1,625.00 | 148.48 |
| 295 | 33B04 | 86829 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 71,771.72 | 1,625.00 | 148.48 |
| 296 | 33B04 | 86830 | Active | 12-Sep-05 | 11-Sep-19 | 52.77 | 0.00 | 1,625.00 | 148.48 |
| 297 | 33B04 | 86831 | Active | 12-Sep-05 | 11-Sep-19 | 52.77 | 0.00 | 1,625.00 | 148.48 |
| 298 | 33B04 | 86832 | Active | 12-Sep-05 | 11-Sep-19 | 52.77 | 0.00 | 1,625.00 | 148.48 |
| 299 | 33B04 | 86833 | Active | 12-Sep-05 | 11-Sep-19 | 52.77 | 0.00 | 1,625.00 | 148.48 |
| 300 | 33B04 | 86834 | Active | 12-Sep-05 | 11-Sep-19 | 52.77 | 0.00 | 1,625.00 | 148.48 |
| 301 | 33B04 | 86835 | Active | 12-Sep-05 | 11-Sep-19 | 52.77 | 0.00 | 1,625.00 | 148.48 |
| 302 | 33B04 | 86836 | Active | 12-Sep-05 | 11-Sep-19 | 52.77 | 324.46 | 1,625.00 | 148.48 |

| TABLE A.1 MINERAL TENURE INFORMATION | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Count** | **NTS Sheet** | **Title No** | **Status** | **Date of Registration** | **Expiry Date** | **Area (Ha)** | **Excess Work (CDN$)** | **Required Work (CDN$)** | **Required Fees (CDN$)** |
| 303 | 33B04 | 86837 | Active | 12-Sep-05 | 11-Sep-19 | 52.77 | 339.90 | 1,625.00 | 148.48 |
| 304 | 33B04 | 86838 | Active | 12-Sep-05 | 11-Sep-19 | 52.78 | 0.00 | 1,625.00 | 148.48 |
| 305 | 33B04 | 86839 | Active | 12-Sep-05 | 11-Sep-19 | 52.78 | 0.00 | 1,625.00 | 148.48 |
| 306 | 33B04 | 86840 | Active | 12-Sep-05 | 11-Sep-19 | 52.79 | 0.00 | 1,625.00 | 148.48 |
| 307 | 33B04 | 86841 | Active | 12-Sep-05 | 11-Sep-19 | 52.79 | 423.97 | 1,625.00 | 148.48 |
| 308 | 33B04 | 86842 | Active | 12-Sep-05 | 11-Sep-19 | 52.79 | 22.22 | 1,625.00 | 148.48 |
| 309 | 33B04 | 86843 | Active | 12-Sep-05 | 11-Sep-19 | 52.8 | 6,796.22 | 1,625.00 | 148.48 |
| 310 | 33B04 | 86844 | Active | 12-Sep-05 | 11-Sep-19 | 52.8 | 0.00 | 1,625.00 | 148.48 |
| 311 | 33B04 | 86845 | Active | 12-Sep-05 | 11-Sep-19 | 52.8 | 0.00 | 1,625.00 | 148.48 |
| 312 | 33B04 | 86846 | Active | 12-Sep-05 | 11-Sep-19 | 52.8 | 2,007.61 | 1,625.00 | 148.48 |
| 313 | 33B04 | 86847 | Active | 12-Sep-05 | 11-Sep-19 | 52.8 | 0.00 | 1,625.00 | 148.48 |
| 314 | 33B04 | 86848 | Active | 12-Sep-05 | 11-Sep-19 | 52.81 | 5,760.02 | 1,625.00 | 148.48 |
| 315 | 33B04 | 86849 | Active | 12-Sep-05 | 11-Sep-19 | 52.81 | 5,232.08 | 1,625.00 | 148.48 |
| 316 | 33B04 | 86850 | Active | 12-Sep-05 | 11-Sep-19 | 52.81 | 0.00 | 1,625.00 | 148.48 |
| 317 | 33B04 | 86851 | Active | 12-Sep-05 | 11-Sep-19 | 52.81 | 2,831.68 | 1,625.00 | 148.48 |
| 318 | 33B04 | 86852 | Active | 12-Sep-05 | 11-Sep-19 | 52.81 | 634.16 | 1,625.00 | 148.48 |
| 319 | 33B04 | 86853 | Active | 12-Sep-05 | 11-Sep-19 | 52.81 | 2,677.44 | 1,625.00 | 148.48 |
| 320 | 33B04 | 86854 | Active | 12-Sep-05 | 11-Sep-19 | 52.81 | 41,442.00 | 1,625.00 | 148.48 |
| 321 | 33B04 | 86855 | Active | 12-Sep-05 | 11-Sep-19 | 52.81 | 16,050.72 | 1,625.00 | 148.48 |
| 322 | 33B04 | 86856 | Active | 12-Sep-05 | 11-Sep-19 | 52.81 | 14,797.32 | 1,625.00 | 148.48 |
| 323 | 33B04 | 86857 | Active | 12-Sep-05 | 11-Sep-19 | 52.82 | 0.00 | 1,625.00 | 148.48 |
| 324 | 33B04 | 86858 | Active | 12-Sep-05 | 11-Sep-19 | 52.82 | 721.33 | 1,625.00 | 148.48 |
| 325 | 33B04 | 86859 | Active | 12-Sep-05 | 11-Sep-19 | 52.82 | 4,789.84 | 1,625.00 | 148.48 |
| 326 | 33B04 | 86860 | Active | 12-Sep-05 | 11-Sep-19 | 52.82 | 1,489.17 | 1,625.00 | 148.48 |
| 327 | 33B04 | 86861 | Active | 12-Sep-05 | 11-Sep-19 | 52.82 | 1,245.30 | 1,625.00 | 148.48 |
| 328 | 33B04 | 86862 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 15,409.74 | 1,625.00 | 148.48 |
| 329 | 33B04 | 86863 | Active | 12-Sep-05 | 11-Sep-19 | 52.77 | 0.00 | 1,625.00 | 148.48 |
| 330 | 33B04 | 86865 | Active | 12-Sep-05 | 11-Sep-19 | 52.77 | 0.00 | 1,625.00 | 148.48 |

| TABLE A.1 MINERAL TENURE INFORMATION | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Count** | **NTS Sheet** | **Title No** | **Status** | **Date of Registration** | **Expiry Date** | **Area (Ha)** | **Excess Work (CDN$)** | **Required Work (CDN$)** | **Required Fees (CDN$)** |
| 331 | 33B04 | 86867 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 0.00 | 1,625.00 | 148.48 |
| 332 | 33B04 | 86868 | Active | 12-Sep-05 | 11-Sep-19 | 52.76 | 0.00 | 1,625.00 | 148.48 |
| 333 | 33B04 | 86870 | Active | 12-Sep-05 | 11-Sep-19 | 52.74 | 700.23 | 1,625.00 | 148.48 |
| 334 | 33B04 | 86871 | Active | 12-Sep-05 | 11-Sep-19 | 52.74 | 30,414.19 | 1,625.00 | 148.48 |
| 335 | 33B04 | 86872 | Active | 12-Sep-05 | 11-Sep-19 | 52.74 | 5,683.65 | 1,625.00 | 148.48 |
| 336 | 33B04 | 86873 | Active | 12-Sep-05 | 11-Sep-19 | 52.74 | 1,431.00 | 1,625.00 | 148.48 |
| 337 | 33B04 | 86874 | Active | 12-Sep-05 | 11-Sep-19 | 52.74 | 3,167.08 | 1,625.00 | 148.48 |
| 338 | 33B04 | 86875 | Active | 12-Sep-05 | 11-Sep-19 | 52.74 | 4,385.78 | 1,625.00 | 148.48 |
| 339 | 33B04 | 86876 | Active | 12-Sep-05 | 11-Sep-19 | 52.74 | 24,360.18 | 1,625.00 | 148.48 |
| 340 | 33B04 | 86877 | Active | 12-Sep-05 | 11-Sep-19 | 52.74 | 15,422.79 | 1,625.00 | 148.48 |
| 341 | 33B04 | 86878 | Active | 12-Sep-05 | 11-Sep-19 | 52.74 | 42,659.08 | 1,625.00 | 148.48 |
| 342 | 33B04 | 86879 | Active | 12-Sep-05 | 11-Sep-19 | 52.74 | 9,239.99 | 1,625.00 | 148.48 |
| 343 | 33B04 | 86880 | Active | 12-Sep-05 | 11-Sep-19 | 52.74 | 17,705.50 | 1,625.00 | 148.48 |
| 344 | 33B04 | 86882 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 0.00 | 1,625.00 | 148.48 |
| 345 | 33B04 | 86883 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 0.00 | 1,625.00 | 148.48 |
| 346 | 33B04 | 86884 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 19,067.73 | 1,625.00 | 148.48 |
| 347 | 33B04 | 86885 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 13,909.26 | 1,625.00 | 148.48 |
| 348 | 33B04 | 86886 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 6,477.28 | 1,625.00 | 148.48 |
| 349 | 33B04 | 86887 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 18,269.69 | 1,625.00 | 148.48 |
| 350 | 33B04 | 86888 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 9,198.19 | 1,625.00 | 148.48 |
| 351 | 33B04 | 86889 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 6,358.82 | 1,625.00 | 148.48 |
| 352 | 33B04 | 86890 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 16,965.55 | 1,625.00 | 148.48 |
| 353 | 33B04 | 86891 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 5,135.97 | 1,625.00 | 148.48 |
| 354 | 33B04 | 86892 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 19,256.76 | 1,625.00 | 148.48 |
| 355 | 33B04 | 86893 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 5,240.81 | 1,625.00 | 148.48 |
| 356 | 33B04 | 86894 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 0.00 | 1,625.00 | 148.48 |
| 357 | 33B04 | 86895 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 5,092.13 | 1,625.00 | 148.48 |
| 358 | 33B04 | 86896 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 10,735.61 | 1,625.00 | 148.48 |

| Table A.1 Mineral Tenure Information | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Count** | **NTS Sheet** | **Title No** | **Status** | **Date of Registration** | **Expiry Date** | **Area (Ha)** | **Excess Work (CDN$)** | **Required Work (CDN$)** | **Required Fees (CDN$)** |
| 359 | 33B04 | 86897 | Active | 12-Sep-05 | 11-Sep-19 | 52.75 | 1,346.53 | 1,625.00 | 148.48 |
| 360 | 33B05 | 106397 | Active | 6-Dec-05 | 5-Dec-19 | 52.73 | 7,869.44 | 1,625.00 | 148.48 |
| 361 | 33B05 | 106398 | Active | 6-Dec-05 | 5-Dec-19 | 52.73 | 22,855.32 | 1,625.00 | 148.48 |
| 362 | 33B05 | 106399 | Active | 6-Dec-05 | 5-Dec-19 | 52.73 | 29,084.32 | 1,625.00 | 148.48 |
| 363 | 33B05 | 106400 | Active | 6-Dec-05 | 5-Dec-19 | 52.73 | 24,457.59 | 1,625.00 | 148.48 |
| 364 | 33B05 | 106401 | Active | 6-Dec-05 | 5-Dec-19 | 52.73 | 14,885.82 | 1,625.00 | 148.48 |
| 365 | 33B05 | 106402 | Active | 6-Dec-05 | 5-Dec-19 | 52.73 | 21,003.48 | 1,625.00 | 148.48 |
| 366 | 33B05 | 106403 | Active | 6-Dec-05 | 5-Dec-19 | 52.72 | 3,267.11 | 1,625.00 | 148.48 |
| 367 | 33B05 | 106404 | Active | 6-Dec-05 | 5-Dec-19 | 52.72 | 6,615.49 | 1,625.00 | 148.48 |
| 368 | 33B05 | 106405 | Active | 6-Dec-05 | 5-Dec-19 | 52.72 | 63,607.84 | 1,625.00 | 148.48 |
| 369 | 33B05 | 106406 | Active | 6-Dec-05 | 5-Dec-19 | 52.72 | 11,604.52 | 1,625.00 | 148.48 |
| 370 | 33B05 | 106407 | Active | 6-Dec-05 | 5-Dec-19 | 52.72 | 18,493.24 | 1,625.00 | 148.48 |
| 371 | 33B05 | 106408 | Active | 6-Dec-05 | 5-Dec-19 | 52.72 | 1,621.47 | 1,625.00 | 148.48 |
| 372 | 33B05 | 106409 | Active | 6-Dec-05 | 5-Dec-19 | 52.71 | 11,206.43 | 1,625.00 | 148.48 |
| 373 | 33B05 | 106410 | Active | 6-Dec-05 | 5-Dec-19 | 52.73 | 7,004.08 | 1,625.00 | 148.48 |
| 374 | 33B05 | 106411 | Active | 6-Dec-05 | 5-Dec-19 | 52.73 | 3,886.88 | 1,625.00 | 148.48 |
| 375 | 33B05 | 106412 | Active | 6-Dec-05 | 5-Dec-19 | 52.73 | 3,761.62 | 1,625.00 | 148.48 |
| 376 | 33B05 | 106413 | Active | 6-Dec-05 | 5-Dec-19 | 52.73 | 3,383.01 | 1,625.00 | 148.48 |
| 377 | 33B05 | 106414 | Active | 6-Dec-05 | 5-Dec-19 | 52.73 | 27,024.73 | 1,625.00 | 148.48 |
| 378 | 33B05 | 106415 | Active | 6-Dec-05 | 5-Dec-19 | 52.73 | 12,222.74 | 1,625.00 | 148.48 |
| 379 | 33B05 | 106416 | Active | 6-Dec-05 | 5-Dec-19 | 52.73 | 14,519.64 | 1,625.00 | 148.48 |
| 380 | 33B05 | 106417 | Active | 6-Dec-05 | 5-Dec-19 | 52.72 | 11,025.99 | 1,625.00 | 148.48 |
| 381 | 33B05 | 106418 | Active | 6-Dec-05 | 5-Dec-19 | 52.72 | 11,060.80 | 1,625.00 | 148.48 |
| 382 | 33B05 | 106419 | Active | 6-Dec-05 | 5-Dec-19 | 52.72 | 1,621.47 | 1,625.00 | 148.48 |
| 383 | 33B05 | 106420 | Active | 6-Dec-05 | 5-Dec-19 | 52.72 | 4,175.31 | 1,625.00 | 148.48 |
| 384 | 33B05 | 106421 | Active | 6-Dec-05 | 5-Dec-19 | 52.72 | 2,324.89 | 1,625.00 | 148.48 |
| 385 | 33B05 | 106422 | Active | 6-Dec-05 | 5-Dec-19 | 52.72 | 35,351.70 | 1,625.00 | 148.48 |
| **385 CDC Claims + 1 BNE** | | | | | | **20,067.55** | **59,704,311.18** | **621,660.00** | **56,543.91** |

## APPENDIX B HIGHLIGHTS FROM EAU CLAIRE DRILLING RESULTS

**TABLE B.1**
**EAU CLAIRE GOLD DEPOSIT DRILL HOLE ASSAY HIGHLIGHTS**

| Type | Drill Hole | From (m) | To (m) | Interval (m) | Gold Assay (g/t) | Vertical Depth (m) | Zone |
|---|---|---|---|---|---|---|---|
| Step-out | ER16-582 | 188.1 | 188.6 | 0.5 | 5.7 | 166 | 450 W |
| Infill | ER16-583 | 232.6 | 233.1 | 0.5 | 2.4 | 186.5 | 450 W |
| | | 291.6 | 292.1 | 0.5 | 2.7 | 231.5 | |
| | | 320.6 | 321.6 | 1 | 10.2 | 253.5 | |
| Infill | ER16-584 | 114.3 | 114.8 | 0.5 | 3.1 | 98 | 450 W |
| | | 278.1 | 280.1 | 2 | 2.4 | 238 | |
| | | 287.5 | 288.5 | 1 | 4 | 246 | |
| | | 291 | 304.5 | 13.5 | 11.5 | 254 | |
| | | Incl. 299.0 | 304 | 5.5 | 21.3 | | |
| | | Incl. 299.5 | 301.5 | 2 | 31.9 | | |
| | | 310.5 | 311 | 0.5 | 79.7 | 265 | |
| | | 317.5 | 318.6 | 1.1 | 4.6 | 271 | |
| Infill | ER16-586 | 75.4 | 76.9 | 1.5 | 2 | 64.5 | 450 W |
| | | Incl. 76.4 | 76.9 | 0.5 | 3.8 | | |
| | | 130.5 | 132 | 1.5 | 2.3 | 109.5 | |
| | | Incl. 130.5 | 131 | 0.5 | 5.9 | | |
| | | 134.5 | 135.5 | 1 | 2.7 | 112.5 | |
| | | 152.5 | 153.5 | 1 | 8.9 | 127.5 | |
| | | 160 | 160.5 | 0.5 | 7.5 | 133.5 | |
| | | 173.2 | 176.7 | 3.5 | 1.7 | 145.5 | |
| | | Incl. 173.2 | 174.2 | 1 | 4.3 | | |
| | | 228.3 | 231.3 | 3 | 1.2 | 191.5 | |
| Infill | ER16-587 | 130.8 | 133 | 2.2 | 1.4 | 109 | 450 W |
| | | Incl. 130.8 | 131.3 | 0.5 | 3.3 | | |
| | | 174.8 | 176 | 1.2 | 2.5 | 144 | |
| | | 228.1 | 229.1 | 1 | 5.4 | 188 | |
| Infill | ER16-588 | 248.3 | 251.5 | 3.2 | 3.1 | 195 | 450 W |
| | | Incl. 248.3 | 251.5 | 1.5 | 6.2 | | |
| | | 286.9 | 287.4 | 0.5 | 4 | 224 | |
| Infill | ER16-589 | 46 | 47 | 1 | 2.4 | 40 | 450 W |
| | | 106.5 | 107 | 0.5 | 3.3 | 92 | |
| | | 109.5 | 110 | 0.5 | 3.9 | 95 | |
| | | 155.5 | 156.5 | 1 | 2.7 | 135 | |
| | | 211 | 213 | 2 | 2.1 | 182 | |
| | | Incl. 211.0 | 212 | 1 | 3.9 | | |
| Infill | ER16-591 | 227.7 | 229.2 | 1.5 | 1.1 | 193 | 450 W |

| **Table B.1**<br>**Eau Claire Gold Deposit Drill Hole Assay Highlights** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Type** | **Drill Hole** | **From (m)** | **To (m)** | **Interval (m)** | **Gold Assay (g/t)** | **Vertical Depth (m)** | **Zone** |
| | | 232 | 234.1 | 2.1 | 2.8 | 197 | |
| | | incl. 233.1 | 234.1 | 1 | 5 | | |
| Infill | ER16-593 | 242.1 | 246.5 | 4.4 | 2 | 200 | 450 W |
| | | incl. 245.5 | 246.5 | 1 | 4.1 | | |
| | | 269.5 | 270 | 0.5 | 15.2 | 220 | |
| | | 271.5 | 276 | 4.5 | 1 | 228 | |
| | | incl.275.0 | 275.5 | 0.5 | 3.8 | | |
| | | 305 | 306 | 1 | 4.5 | 246 | |
| Infill | ER16-595 | 203 | 204.5 | 1.5 | 0.6 | 154 | 450 W |
| | | 208.5 | 209 | 0.5 | 13.6 | 158 | |
| | | 269.6 | 270.6 | 1 | 3.2 | 202 | |
| | | 303.5 | 304.2 | 0.7 | 3.1 | 225 | |
| Infill | ER16-598 | 13.6 | 14.1 | 0.5 | 4.2 | 9 | 450 W |
| | | 196.3 | 198 | 1.7 | 1.2 | 137 | |
| Infill | ER16-601 | 42.4 | 44.5 | 2.1 | 0.9 | 36 | 450 W |
| Infill | ER16-602 | 110.8 | 113.8 | 3 | 1.1 | 92 | 450 W |
| | | 221.5 | 222.2 | 0.7 | 35.3 | 182 | |
| | | 270 | 271.9 | 1.9 | 3 | 221 | |
| | | incl. 270.0 | 270.5 | 0.5 | 7.2 | | |
| Infill | ER16-605 | 209.5 | 210 | 0.5 | 2.1 | 159 | 450 W |
| Infill | ER16-606 | 156.6 | 158.6 | 2 | 2.9 | 135 | 450 W |
| | | 166.6 | 167.1 | 0.5 | 1.3 | 143 | |
| | | 219.6 | 221.9 | 2.3 | 43.1 | 188 | |
| | | incl. 220.2 | 221.2 | 1 | 96.8 | | |
| | | 224 | 225 | 1 | 3.6 | 192 | |
| | | 248 | 248.7 | 0.7 | 2.3 | 211 | |
| | | 273.2 | 273.7 | 0.5 | 1.6 | 233 | |
| | | 275.6 | 276.2 | 0.6 | 1.4 | 235 | |
| Infill | ER16-608 | 190.6 | 193.6 | 3 | 6.4 | 164 | 450 W |
| | | incl. 192.1 | 192.6 | 1 | 26.4 | | |
| | | 197.1 | 197.6 | 0.5 | 2 | 168 | |
| Infill | ER16-609 | 184 | 185 | 1 | 1.5 | 142 | 450 W |
| Infill | ER16-610 | 51.3 | 51.8 | 0.5 | 7.1 | 48 | 450 W |
| | | 61.3 | 61.8 | 0.5 | 4.1 | 57 | |
| | | 142 | 144 | 2 | 1.1 | 132 | |
| | | 149 | 150 | 1 | 1.4 | 138 | |
| | | 187 | 187.5 | 0.5 | 4.7 | 172 | |
| Infill | ER16-613 | 203.5 | 205.1 | 1.6 | 2 | 183 | 450 W |

| Table B.1<br>Eau Claire Gold Deposit Drill Hole Assay Highlights | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Type** | **Drill Hole** | **From (m)** | **To (m)** | **Interval (m)** | **Gold Assay (g/t)** | **Vertical Depth (m)** | **Zone** |
| | | 216 | 216.5 | 0.5 | 1.1 | 194 | |
| | | 240.4 | 245 | 4.6 | 4 | 218 | |
| | | incl. 240.4 | 241.4 | 1 | 7.9 | | |
| Infill | ER16-614 | 144 | 146.6 | 2.6 | 2.8 | 115 | 450 W |
| | | incl. 144.5 | 145.5 | 1 | 4.1 | | |
| Infill | ER16-616 | 103.5 | 104.2 | 0.7 | 3.2 | 75 | 450 W |
| | | 128.3 | 130 | 1.7 | 2.2 | 92 | |
| Infill | ER16-617 | 78.3 | 78.8 | 0.5 | 1.2 | 66 | 450 W |
| | | 111.9 | 117.5 | 5.5 | 1.1 | 97 | |
| | | 152 | 152.5 | 0.5 | 2.8 | 128 | |
| | | 202.1 | 205.6 | 3.5 | 15.8 | 171 | |
| | | incl. 204.8 | 205.6 | 0.8 | 66.6 | | |
| | | 211.2 | 211.7 | 0.5 | 8.9 | 178 | |
| | | 223.2 | 224.2 | 1 | 8.5 | 189 | |
| | | 260.8 | 261.8 | 1 | 2.7 | 220 | |
| Infill | ER16-597 | 197 | 197.7 | 0.7 | 7.5 | 171 | 450 W |
| | | 238.9 | 240 | 1.1 | 3.6 | 207 | |
| | | 262 | 267 | 5 | 5.1 | 229 | |
| | | Incl. 263.0 | 264.5 | 1.5 | 11.1 | | |
| | | 272.3 | 276.5 | 4.2 | 2.7 | 237 | |
| | | Incl. 274.5 | 275 | 0.5 | 16.5 | | |
| | | 300 | 300.6 | 0.6 | 21.8 | 259 | |
| Infill | ER16-608 | 190.6 | 193.6 | 3 | 6.4 | 164 | 450 W |
| | | Incl. 192.1 | 192.6 | 0.5 | 26.4 | | |
| | | 197.1 | 197.6 | 0.5 | 2 | 169 | |
| | | 223.1 | 224.2 | 1.1 | 9.1 | 190 | |
| | | 231.2 | 236.5 | 5.3 | 6.2 | 199 | |
| | | Incl. 231.2 | 231.7 | 0.5 | 15.7 | | |
| | | Incl. 233.0 | 233.5 | 0.5 | 20.9 | | |
| | | 243.6 | 246.2 | 2.6 | 6.3 | 208 | |
| | | Incl. 245.6 | 246.2 | 0.6 | 15.9 | | |
| | | 252.8 | 255.2 | 2.4 | 67.7 | 216 | |
| | | Incl. 252.8 | 254.7 | 1.9 | 85.1 | | |
| | | 264.4 | 265.1 | 0.7 | 27 | 225 | |
| | | 270.8 | 273.1 | 2.3 | 3.9 | 231 | |
| Infill | ER16-612 | 92 | 94.4 | 2.4 | 7.6 | 80 | 450 W |
| | | Incl. 92.0 | 93 | 1 | 16.6 | | |
| | | 197.8 | 198.3 | 0.5 | 5.4 | 170 | |

| **TABLE B.1**<br>**EAU CLAIRE GOLD DEPOSIT DRILL HOLE ASSAY HIGHLIGHTS** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Type** | **Drill Hole** | **From (m)** | **To (m)** | **Interval (m)** | **Gold Assay (g/t)** | **Vertical Depth (m)** | **Zone** |
| | | 205.2 | 205.8 | 0.6 | 4.8 | 177 | |
| | | 209.5 | 210 | 0.5 | 15.7 | 180 | |
| | | 243.5 | 244.2 | 0.7 | 9.8 | 210 | |
| | | 249 | 249.5 | 0.5 | 7.6 | 215 | |
| | | 259 | 260 | 1 | 27.2 | 223 | |
| | | 265 | 265.5 | 0.5 | 14.7 | 226 | |
| Infill | ER16-617 | 112.9 | 117 | 4.1 | 1.1 | 97 | 450 W |
| | | 202.1 | 205.6 | 3.5 | 15.8 | 171 | |
| | | Incl. 204.8 | 205.6 | 0.8 | 66.6 | | |
| | | 211.2 | 211.7 | 0.5 | 8.9 | 178 | |
| | | 223.2 | 224.2 | 1 | 8.5 | 189 | |
| | | 260.8 | 261.8 | 1 | 2.7 | 220 | |
| Infill | ER16-619 | 83.5 | 84 | 0.5 | 4 | 70 | 450 W |
| | | 183.7 | 184.2 | 0.5 | 16.3 | 153 | |
| | | 192.2 | 193.5 | 1.3 | 2.5 | 160 | |
| | | 263.5 | 264 | 0.5 | 28.5 | 219 | |
| Infill | ER16-620 | 127 | 128 | 1 | 2.4 | 103 | 450 W |
| | | 229.2 | 235.8 | 6.6 | 6.7 | 188 | |
| | | Incl. 229.2 | 230.2 | 1 | 31.3 | | |
| | | Incl. 234.8 | 235.8 | 1 | 10 | | |
| Infill | ER16-624 | 87 | 87.5 | 0.5 | 3.3 | 78 | 450 W |
| | | 102.8 | 103.4 | 0.6 | 3.6 | 92 | |
| | | 114 | 116.5 | 2.5 | 1.9 | 103 | |
| | | 247 | 247.5 | 0.5 | 4.5 | 219 | |
| | | 257.2 | 257.9 | 0.7 | 25 | 229 | |
| | | 294.3 | 294.9 | 0.6 | 16 | 261 | |
| Infill | ER16-625 | 200 | 201 | 1 | 4.1 | 162 | 450 W |
| | | 260.9 | 262.9 | 2 | 4.4 | 211 | |
| | | Incl. 261.4 | 261.9 | 0.5 | 11 | | |
| | | 291.7 | 305 | 13.3 | 2.2 | 239 | |
| | | Incl. 291.7 | 294.8 | 3.1 | 4.3 | | |
| | | 304 | 305 | 1 | 7.1 | 244 | |
| Infill | ER16-628 | 215.5 | 216.2 | 0.7 | 3.5 | 166 | 450 W |
| Infill | ER16-631 | 259 | 259.5 | 0.5 | 17.7 | 213 | 450 W |
| | | 263.6 | 264.2 | 0.6 | 2.9 | 217 | |
| | | 275.1 | 275.8 | 0.7 | 4.5 | 227 | |
| | | 284.6 | 285.7 | 1.1 | 3.7 | 234 | |
| | | 289.7 | 290.6 | 0.9 | 2.4 | 239 | |

| **Table B.1**<br>**Eau Claire Gold Deposit Drill Hole Assay Highlights** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Type** | **Drill Hole** | **From (m)** | **To (m)** | **Interval (m)** | **Gold Assay (g/t)** | **Vertical Depth (m)** | **Zone** |
| | | 322.8 | 323.3 | 0.5 | 3.4 | 266 | |
| Infill | ER16-621 | 265.7 | 267.2 | 1.5 | 20.2 | 235 | 450 W |
| | | incl. 266.2 | 266.7 | 0.5 | 49.1 | | |
| | | 279 | 281 | 2 | 9.2 | 247 | |
| | | incl. 279.0 | 280 | 1 | 16.4 | | |
| Infill | ER16-629 | 267.8 | 269.8 | 2 | 6.1 | 232 | 450 W |
| Infill | ER16-632 | 273.1 | 277.2 | 4.1 | 5.8 | 256 | 450 W |
| | | incl. 275.1 | 276.7 | 1.6 | 11.9 | | |
| Infill | ER16-635 | 349.6 | 350.3 | 0.7 | 16 | 300 | 450 W |
| Infill | ER16-639 | 344.2 | 345.2 | 1 | 12.4 | 290 | 450 W |
| Infill | ER16-642 | 336 | 340.4 | 4.4 | 4.7 | 275 | 450 W |
| | | incl. 337.5 | 338 | 0.5 | 10.7 | | |
| Infill | ER16-644 | 189 | 191.1 | 2.1 | 4.8 | 159 | 450 W |
| | | incl. 190.1 | 190.6 | 0.5 | 11.2 | | |
| Infill | ER16-645 | 310.3 | 318 | 7.7 | 2.4 | 245 | 450 W |
| | | incl. 316.3 | 317.4 | 1.1 | 8.1 | | |
| | | 346.2 | 347.9 | 1.7 | 14.6 | 270 | |
| | | 355 | 356 | 1 | 12.4 | 278 | |
| step-out | ER16-646 | 245.2 | 250 | 4.8 | 2.3 | 200 | 450 W |
| Infill | ER16-649 | 164.2 | 165.2 | 1 | 11.3 | 126 | 450 W |
| | | 169.7 | 174.1 | 4.4 | 4.9 | 132 | |
| | | incl. 169.7 | 170.6 | 0.7 | 19.1 | | |
| Infill | ER16-655 | 352.9 | 354 | 1.1 | 11.5 | 286 | 450 W |
| | | incl. 353.5 | 354 | 0.5 | 20 | | |
| step-out | ER16-659 | 31 | 33 | 2 | 10.6 | 24 | 450 W |
| | | incl. 32.0 | 33 | 1 | 15.5 | | |
| Infill | ER16-662 | 354.4 | 361.5 | 7.1 | 17 | 302 | |
| | | incl. 358.5 | 359.2 | 0.7 | 54.6 | | |
| | | 365 | 366.5 | 1.5 | 6.9 | 309 | |
| Infill | ER16-658 | 341.6 | 342.1 | 0.5 | 20.6 | 296 | 450 W |
| | | 381.8 | 393.1 | 11.3 | 5.6 | 336 | |
| | | incl. 381.8 | 384.1 | 2.3 | 11.9 | | |
| | | with 383.5 | 384.1 | 0.5 | 34.6 | | |
| | | and incl. 389.2 | 393.1 | 3.9 | 7.8 | | |
| | | with 390.0 | 390.6 | 0.6 | 16.8 | | |
| | | and incl. 392.1 | 393.1 | 1 | 17.3 | | |

| **Table B.1**<br>**Eau Claire Gold Deposit Drill Hole Assay Highlights** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Type** | **Drill Hole** | **From (m)** | **To (m)** | **Interval (m)** | **Gold Assay (g/t)** | **Vertical Depth (m)** | **Zone** |
| | | 433 | 435 | 2 | 8.5 | 376 | |
| Infill | ER16-666 | 323.8 | 328 | 4.3 | 5.4 | 274 | 450 W |
| | | incl. 323.8 | 325.4 | 1.7 | 8.9 | | |
| | | 350 | 354.6 | 4.6 | 9 | 296 | |
| | | incl. 350.0 | 350.8 | 0.8 | 19.4 | | |
| | | and 352.8 | 354.6 | 1.8 | 20.4 | | |
| Infill | ER16-668 | 327.4 | 328.3 | 0.9 | 20.6 | 281 | 450 W |
| | | 346.8 | 348.3 | 1.5 | 9.9 | 298 | |
| Infill | ER16-669 | 251 | 252 | 1 | 23.6 | 225 | 450 W |
| Infill | ER16-671 | 65.9 | 67.2 | 1.3 | 15.8 | 46 | 450 W |
| | | incl. 66.4 | 67.2 | 0.8 | 23.2 | | |
| Infill | ER17-672 | 105.6 | 106.6 | 1 | 4.1 | 80 | 450 W |
| | | 118.4 | 119.9 | 1.5 | 6.8 | 90 | |
| | | incl. 118.9 | 119.4 | 0.5 | 19.2 | | |
| Infill | ER17-673 | 352 | 357.9 | 5.9 | 3.6 | 315 | 450 W |
| | | incl. 352.6 | 354 | 1.4 | 9.1 | | |
| Infill | ER17-674 | 313.5 | 326.8 | 13.3 | 8.3 | 233 | 450 W |
| | | incl. 313.5 | 315.8 | 2.3 | 4.3 | | |
| | | incl. 318.0 | 326.8 | 8.8 | 11.4 | | |
| | | 335.2 | 337.7 | 2.5 | 11.4 | 245 | |
| | | incl. 335.7 | 336.2 | 0.5 | 45.5 | | |
| Infill | ER17-681 | 134 | 138.4 | 4.4 | 2.6 | 93 | 450 W |
| | | incl. 134.0 | 134.5 | 0.5 | 11.8 | | |
| | | and 137.4 | 138.4 | 1 | 5.5 | | |
| | | 174 | 185 | 11 | 3 | 122 | |
| | | incl. 179.0 | 185 | 6 | 4.5 | | |
| | | and 183.5 | 185 | 1.5 | 8.8 | | |
| Infill | ER17-690 | 374.6 | 375.1 | 0.5 | 16.7 | 353 | 450 W |
| Infill | ER17-692 | 238.3 | 239.3 | 1 | 6.8 | 196 | 450 W |
| | | incl. 238.3 | 238.8 | 0.5 | 10.5 | | |
| | | 306.5 | 310 | 3.5 | 2.6 | 249 | |
| | | incl. 307.0 | 309 | 2 | 4.1 | | |
| Infill | ER16-590 | 61.5 | 63 | 1.5 | 5.5 | 53.8 | 450 W |
| infill | ER16-648 | 178 | 179 | 1 | 29.3 | 167.1 | 450 W |
| Infill | ER16-682 | 348.3 | 348.8 | 0.5 | 7.8 | 304.3 | 450 W |
| Infill | ER17-684 | 38.5 | 39 | 0.5 | 3.1 | 31.8 | 450 W |
| | | 52.4 | 58.7 | 6.3 | 2 | 45.8 | |
| | | incl. 54.9 | 56.4 | 1.5 | 5.4 | | |

| TABLE B.1<br>EAU CLAIRE GOLD DEPOSIT DRILL HOLE ASSAY HIGHLIGHTS | | | | | | | |
|---|---|---|---|---|---|---|---|
| Type | Drill Hole | From (m) | To (m) | Interval (m) | Gold Assay (g/t) | Vertical Depth (m) | Zone |
| | | 77.8 | 79 | 1.2 | 8.6 | 63.8 | |
| infill | ER17-685 | 293.3 | 296.1 | 2.8 | 8.7 | 251.7 | 450 W |
| Infill | ER17-686 | 50.4 | 51.7 | 1.3 | 2.5 | 36.4 | 450 W |
| | | 58.1 | 62.6 | 4.5 | 4.9 | 42.4 | |
| | | incl. 58.1 | 59.6 | 1.5 | 10.2 | | |
| | | 87.4 | 89.4 | 2 | 3.5 | 61.4 | |
| Infill | ER17-687 | 208.3 | 208.8 | 0.5 | 22 | 170.3 | 450 W |
| | | 260 | 264 | 4 | 5.5 | 212.3 | |
| | | incl. 260.0 | 261.7 | 1.7 | 12.3 | | |
| | | 291.5 | 293 | 1.5 | 9.7 | 235.3 | |
| Infill | ER17-689 | 174.5 | 176 | 1.5 | 47.4 | 132.4 | 450 W |
| | | 180.5 | 181 | 0.5 | 11.4 | 137.4 | |
| Infill | ER17-691 | 104 | 105.5 | 1.5 | 6.5 | 78.3 | 450 W |
| | | 112.2 | 114.9 | 2.7 | 2.6 | 85.3 | |
| | | 128.9 | 130.4 | 1.5 | 2.8 | 97.3 | |
| Infill | ER17-693 | 67.6 | 68.6 | 1 | 6.1 | 46 | 450 W |
| | | 81 | 81.5 | 0.5 | 7.5 | 56 | |
| Infill | ER17-694 | 293 | 293.5 | 0.5 | 56.9 | 251.2 | 450 W |
| | | 360.5 | 370.2 | 9.7 | 3 | 313.2 | |
| | | incl. 366.0 | 367.5 | 1.5 | 17.1 | | |
| Infill | ER17-695 | 9.2 | 9.7 | 0.5 | 3.9 | 8.1 | 450 W |
| | | 14.4 | 14.9 | 0.5 | 11.2 | 12.1 | |
| | | 38.9 | 45.1 | 6.2 | 14.1 | 34.1 | |
| | | incl. 38.9 | 39.9 | 1 | 73.1 | | |
| | | 61.1 | 62 | 0.9 | 6 | 49.1 | |
| Infill | ER17-696 | 242.1 | 243.6 | 1.5 | 6.1 | 196.5 | 450 W |
| | | incl. 242.1 | 242.6 | 0.5 | 14.9 | | |
| | | 264.5 | 267 | 2.5 | 26.8 | 215.5 | |
| | | incl. 265.5 | 266.5 | 1 | 54.9 | | |
| | | 280.9 | 282.2 | 1.3 | 19.5 | 228.5 | |
| Infill | ER17-699 | 19.6 | 23.8 | 4.2 | 3.2 | 19.4 | 450 W |
| | | incl. 19.6 | 20.6 | 1 | 8.3 | | |
| | | 379.2 | 385.2 | 6 | 4.7 | 336.4 | |
| | | incl. 382.1 | 382.7 | 0.6 | 35.8 | | |
| Infill | ER17-700 | 16.2 | 20.2 | 4 | 4.8 | 12 | 450 W |
| | | incl. 16.2 | 17 | 0.8 | 14.2 | | |
| | | 38.7 | 39.2 | 0.5 | 6.3 | 26 | |

| **Table B.1**<br>**Eau Claire Gold Deposit Drill Hole Assay Highlights** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Type** | **Drill Hole** | **From (m)** | **To (m)** | **Interval (m)** | **Gold Assay (g/t)** | **Vertical Depth (m)** | **Zone** |
| Infill | ER17-701 | 258.5 | 260.5 | 2 | 5.4 | 211.9 | 450 W |
| | | 267.5 | 273.5 | 6 | 4.4 | 220.9 | |
| | | incl. 267.5 | 268.5 | 1 | 15.2 | | |
| | | 326.2 | 330 | 3.8 | 3.1 | 297.9 | |
| Infill | ER17-702 | 64.3 | 64.8 | 0.5 | 50.4 | 27.9 | 450 W |
| Infill | ER17-704 | 119.4 | 120.9 | 1.5 | 16 | 84.9 | |
| Infill | ER17-697 | 130 | 141.8 | 11.8 | 1.3 | 102 | 850 W |
| | | incl. 130.0 | 132 | 2 | 2.3 | | |
| | | 370.2 | 372.2 | 2 | 43.7 | 267 | |
| | | incl. 370.2 | 371.2 | 1 | 73.4 | | |
| infill | ER17-703 | 408.6 | 412.1 | 3.5 | 9.8 | 379 | 450 W |
| | | incl. 408.6 | 409.2 | 0.6 | 54.5 | | |
| | | 424 | 426.9 | 2.9 | 7.8 | 393 | |
| | | incl. 424.0 | 425.3 | 1.3 | 16 | | |
| | | 447.8 | 448.3 | 0.6 | 70.7 | 413 | |
| infill | ER17-705 | 10.7 | 11.2 | 0.5 | 9.1 | 8 | 450 W |
| | | 31.2 | 31.7 | 0.5 | 9.3 | 22 | |
| | | 36 | 38.2 | 2.2 | 6.2 | 26 | |
| | | incl. 36.5 | 37 | 0.5 | 21.7 | | |
| | | 53.7 | 54.7 | 1 | 4.9 | 38 | |
| | | 63.1 | 64.7 | 1.6 | 16.2 | 45 | |
| infill | ER17-706 | 288.5 | 297.5 | 9 | 6.5 | 247 | 450 W |
| | | incl. 288.5 | 291 | 2.5 | 16.7 | | |
| | | incl. 289.0 | 289.5 | 0.5 | 66.6 | | |
| | | and 295.5 | 297.5 | 2 | 6.7 | | |
| | | 302.1 | 305 | 2.9 | 7 | 256 | |
| | | incl. 302.1 | 303.1 | 1 | 17.9 | | |
| infill | ER17-707 | 244.5 | 245.1 | 0.6 | 52.5 | 213 | 450 W |
| infill | ER17-708 | 14.8 | 15.3 | 0.5 | 9.6 | 12 | 450 W |
| | | 19.2 | 21.3 | 2.1 | 20 | 16 | |
| | | 37.5 | 40.2 | 2.7 | 3.4 | 30 | |
| | | incl. 39.7 | 40.2 | 0.5 | 10 | | |
| | | 47.1 | 47.6 | 0.5 | 63.4 | 37 | |
| infill | ER17-711 | 325.5 | 330.5 | 5 | 10 | 275 | 450 W |
| | | incl. 326.5 | 327.5 | 1 | 33.7 | | |
| | | and 329.5 | 330.5 | 1 | 11.9 | | |
| infill | ER17-712 | 97.6 | 102.6 | 5 | 4.4 | 68 | 450 W |
| | | incl. 101.6 | 102.6 | 1 | 10.1 | | |

| **Table B.1**<br>**Eau Claire Gold Deposit Drill Hole Assay Highlights** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Type** | **Drill Hole** | **From (m)** | **To (m)** | **Interval (m)** | **Gold Assay (g/t)** | **Vertical Depth (m)** | **Zone** |
| Infill | ER17-715 | 239 | 245.5 | 6.5 | 5.2 | 179 | 450 W |
| | | incl. 242.5 | 245.5 | 3.5 | 8.5 | | |
| infill | ER17-713 | 47.7 | 49.9 | 2.2 | 20.7 | 37 | 450 W |
| | | incl. 49.2 | 49.9 | 0.7 | 46.4 | | |
| infill | ER17-717 | 27.9 | 28.8 | 0.9 | 37.7 | 21 | 450 W |
| | | 51.4 | 51.9 | 0.5 | 32.8 | 38 | |
| | | 111.2 | 115.5 | 4.3 | 3.4 | 80 | |
| | | incl. 114.5 | 115 | 0.5 | 12.7 | | |
| infill | ER17-718 | 44 | 46.15 | 2.2 | 9.2 | 32 | 450 W |
| | | 51.5 | 53.2 | 1.7 | 12.1 | 37 | |
| | | 95 | 99.9 | 4.9 | 30.6 | 69 | |
| | | incl. 95.0 | 96.5 | 1.5 | 97.9 | | |
| | | incl. 96.0 | 96.5 | 0.5 | 254 | | |
| infill | ER17-723 | 99.8 | 100.3 | 0.5 | 51.8 | 81 | 450 W |
| | | 194.2 | 197.9 | 3.7 | 42.3 | 155 | |
| | | incl. 194.2 | 194.7 | 0.5 | 206 | | |
| | | 217.8 | 218.3 | 0.5 | 22.9 | 172 | |
| | | 225.3 | 228 | 2.7 | 6.4 | 179 | |
| | | incl. 226.1 | 226.8 | 0.7 | 19.9 | | |
| infill | ER17-725 | 353.8 | 354.5 | 0.7 | 31.6 | 324 | 450 W |
| | | 421 | 421.5 | 0.5 | 63.4 | 384 | |
| | | 431 | 432.7 | 1.7 | 11.4 | 394 | |
| | | incl. 431 | 431.5 | 0.5 | 23.1 | | |
| infill | ER17-734 | 275.2 | 282 | 6.8 | 5.7 | 197 | 450 W |
| | | incl. 278.0 | 279 | 1 | 17.9 | | |
| infill | ER17-736 | 88.3 | 88.8 | 0.5 | 72.6 | 65 | 450 W |
| infill | ER17-740 | 277.5 | 279.5 | 2 | 9.3 | 230 | 450 W |
| | | incl. 278.5 | 279 | 0.5 | 20 | | |
| infill | ER17-742 | 291.3 | 295.8 | 4.5 | 3.6 | 251 | 450 W |
| | | incl. 291.3 | 291.8 | 0.5 | 12.1 | | |
| | | 311.5 | 313.5 | 2 | 10.7 | 266 | |
| | | incl. 311.5 | 312 | 0.5 | 38 | | |
| | | 332.5 | 335 | 2.5 | 10.1 | 285 | |
| | | incl. 334.0 | 335 | 1 | 19.8 | | |
| infill | ER17-746 | 272 | 272.6 | 0.6 | 41.3 | 200 | 450 W |
| infill | ER17-716 | 407.8 | 408.8 | 1 | 23.7 | 347 | 850 W |
| infill | ER17-737 | 360.7 | 362.7 | 2 | 6.5 | 326 | 850 W |
| infill | ER17-743 | 116.4 | 117.9 | 1.5 | 17.5 | 103 | 850 W |

| **Table B.1**<br>**Eau Claire Gold Deposit Drill Hole Assay Highlights** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Type** | **Drill Hole** | **From (m)** | **To (m)** | **Interval (m)** | **Gold Assay (g/t)** | **Vertical Depth (m)** | **Zone** |
| | | incl. 116.4 | 116.9 | 0.5 | 37.3 | | |
| infill | ER17-720 | 367.4 | 371 | 3.6 | 6 | 328 | 450 W |
| | | incl. 370.4 | 371 | 0.6 | 18.9 | | |
| | | 387.2 | 389.9 | 2.7 | 4.2 | 345 | |
| | | incl. 388.7 | 389.9 | 1.2 | 7.5 | | |
| | | 435 | 443.5 | 8.5 | 10.2 | 388 | |
| | | incl. 440.5 | 442.5 | 2 | 24.3 | | |
| infill | ER17-727 | 36 | 37 | 0.5 | 38.1 | 25 | 450 W |
| | | 48 | 49.5 | 1.5 | 34.5 | 34 | |
| | | incl. 48.0 | 48.5 | 0.5 | 50 | | |
| infill | ER17-729 | 364 | 366.9 | 2.9 | 6.8 | 319 | 450 W |
| | | incl. 364.0 | 365 | 1 | 16.5 | | |
| | | 415 | 418.5 | 3.5 | 6.1 | 362 | |
| | | incl. 415.5 | 417 | 1.5 | 10.8 | | |
| | | 421.5 | 428 | 6.5 | 2.7 | 370 | |
| infill | ER17-730 | 41 | 41.5 | 0.5 | 48.8 | 32 | 450 W |
| infill | ER17-744 | 232.6 | 233.6 | 1 | 10.4 | 206 | 450 W |
| | | 324.8 | 330.2 | 5.4 | 5.4 | 288 | |
| | | incl. 324.8 | 326.7 | 1.9 | 13.3 | | |
| infill | ER17-757 | 11.1 | 12.2 | 1.1 | 21.8 | 9 | 450 W |
| | | incl. 11.6 | 12.2 | 0.6 | 37.4 | | |
| infill | ER17-741 | 367.5 | 374.3 | 6.8 | 2.5 | 326 | 850 W |
| | | incl. 372.3 | 373.3 | 1 | 6.8 | | |
| infill | ER17-756 | 17.5 | 19.6 | 2.1 | 8.2 | 13 | 850 W |
| | | incl. 17.5 | 18 | 0.5 | 29.1 | | |
| HGS (down plunge) | ER17-776 | 172 | 172.5 | 0.5 | 21.3 | 127 | 450 W |
| | | 235.1 | 238.7 | 3.6 | 2.9 | 174 | |
| | | incl. 235.1 | 237.1 | 2 | 4.2 | | |
| | | 260.8 | 265.3 | 4.5 | 6.3 | 193 | |
| | | incl. 261.8 | 263.3 | 1.5 | 9.4 | | |
| | | 291 | 297 | 6 | 15.3 | 215 | |
| | | incl. 291.0 | 293 | 2 | 41.6 | | |
| | | 318.3 | 326.6 | 8.3 | 4 | 236 | |
| | | incl. 318.3 | 320.8 | 2.5 | 8.7 | | |
| | | 345.2 | 381 | 35.8 | 7.1 | 265 | |
| | | incl. 353.8 | 367.5 | 13.7 | 9.2 | | |

| **Table B.1**<br>**Eau Claire Gold Deposit Drill Hole Assay Highlights** | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Type** | **Drill Hole** | **From (m)** | **To (m)** | **Interval (m)** | **Gold Assay (g/t)** | **Vertical Depth (m)** | **Zone** |
| | | and incl. 360.3 | 363.8 | 3.5 | 19.5 | | |
| | | incl. 370.5 | 372 | 1.5 | 12.8 | | |
| | | incl. 373.5 | 378 | 4.5 | 8.7 | | |
| HGS (down plunge) | ER17-770 | 279 | 280 | 1 | 35.8 | 205 | 450 W |
| HGS (down plunge) | ER17-773 | 86.6 | 92.8 | 6.2 | 2.7 | 66 | 450 W |
| | | incl. 87.6 | 89.6 | 2 | 8.5 | 66 | |
| | | 229 | 230 | 1 | 9 | 168 | |
| | | 262 | 262.5 | 0.5 | 31.7 | 192 | |
| Deep Domain | ER17-774 | 570.5 | 574.6 | 4.1 | 30.8 | 529 | 450 W |
| Infill | ER17-753 | 28.1 | 38 | 9.9 | 1.1 | 26 | 850 W |
| | | incl. 37.0 | 38 | 1 | 3.3 | | |
| Deep Swarm | ER17-771 | 69.7 | 70.2 | 0.5 | 226 | 69 | 450 W |
| | | 515.5 | 516.5 | 1 | 14.4 | 455 | |
| | | 634.7 | 636 | 1.3 | 7.7 | 548 | |
| Deep Swarm | ER17-775 | 604 | 614 | 10.1 | 2.5 | 547 | 450 W |
| | | incl. 609.0 | 610 | 0.5 | 11.5 | | |
| Deep Swarm | ER17-778 | 760.4 | 766.7 | 6.3 | 2 | 642 | 450 W |
| | | incl. 762.6 | 763.7 | 1.1 | 5.3 | | |
| Deep Swarm | ER17-782 | 608 | 610.1 | 2.1 | 15.9 | 556 | 450 W |
| | | incl. 609.0 | 610.1 | 1.1 | 28.1 | | |
| Deep Swarm | ER17-786 | 386.2 | 387.3 | 1.1 | 34.6 | 366 | 450 W |
| | | 723 | 724 | 1 | 11.8 | 665 | |
| Exploration | ER17-780 | 89 | 90 | 1 | 13.5 | 81 | 850 W |
| | | 99.5 | 102 | 2.5 | 4.9 | 90 | |
| | | 421.8 | 422.3 | 0.5 | 27.5 | 382 | |
| Exploration | ER17-783 | 432.9 | 442.1 | 9.2 | 2.6 | 395 | 450 W |
| | | incl. 432.9 | 433.6 | 0.7 | 10.8 | | |
| | | incl. 440.0 | 440.6 | 0.6 | 10.8 | | |

| Table B.1<br>Eau Claire Gold Deposit Drill Hole Assay Highlights | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Type** | **Drill Hole** | **From (m)** | **To (m)** | **Interval (m)** | **Gold Assay (g/t)** | **Vertical Depth (m)** | **Zone** |
| HGS | ER17-777 | 159.5 | 164 | 4.5 | 3.5 | 157 | 450 W |
| | | 173.5 | 176 | 2.5 | 3.7 | 169 | |
| | | 184.5 | 201.3 | 16.8 | 5.8 | 187 | |
| | | incl. 187.0 | 187.5 | 0.5 | 55.5 | | |
| | | and 193.5 | 194 | 0.5 | 25.5 | | |
| | | 211.2 | 213.2 | 2 | 12.4 | 205 | |
| | | 218.5 | 221 | 2.5 | 7.9 | 213 | |
| | | 231.6 | 233.2 | 1.6 | 20.3 | 225 | |
| | | 266.5 | 276.7 | 10.2 | 3.4 | 263 | |
| | | incl. 270.5 | 273 | 2.5 | 6.4 | | |
| | | 314 | 319.5 | 5.5 | 8.7 | 307 | |
| | | incl. 314.0 | 315.5 | 0.5 | 64 | | |
| Extension Drilling | ER17-791 | 397.3 | 398.9 | 1.6 | 7.77 | 366 | 450W |
| | | 551 | 551.5 | 0.5 | 38.4 | 508 | |
| Extension Drilling | ER17-793 | 375 | 376.5 | 1.5 | 4.28 | 353 | 450W |
| | | 379.7 | 384.2 | 4.5 | 6.02 | 357 | |
| | | Incl. 379.7 | 381.2 | 1.5 | 14.6 | | |
| | | 395.5 | 409 | 13.5 | 1.49 | 377 | |
| | | Incl. 395.5 | 397.7 | 2.2 | 6.05 | | |
| | | 424.1 | 435.5 | 11.4 | 4.31 | 403 (4) | |
| | | Incl. 428.7 | 432 | 3.3 | 10.9 | | |
| Extension Drilling | ER17-794 | 520.5 | 523.3 | 2.8 | 8.32 | 508 | 450W |
| | | Incl. 521.3 | 522.7 | 1.4 | 11.4 | | |
| Extension Drilling | ER17-797 | 148 | 151 | 3 | 11.9 | 131 | 450W |
| | | Incl. 150.0 | 150.5 | 0.5 | 21.2 | | |
| Extension Drilling | ER17-800 | 451 | 456 | 5 | 2.87 | 438 | 450W |
| | | Incl. 452.5 | 454 | 1.5 | 5.72 | | |
| Extension Drilling | ER17-803 | 456.8 | 460.5 | 3.7 | 4.37 | 445 | 450W |
| | | Incl. 459.0 | 460.5 | 1.5 | 8.22 | | |
| | | 465 | 465.5 | 0.5 | 27.5 | 452 | |
| | | 532.3 | 537.7 | 5.4 | 4.42 | 520 | |
| | | Incl. | 533 | 0.75 | 18 | | |

| TABLE B.1<br>EAU CLAIRE GOLD DEPOSIT DRILL HOLE ASSAY HIGHLIGHTS | | | | | | | |
|---|---|---|---|---|---|---|---|
| **Type** | **Drill Hole** | **From (m)** | **To (m)** | **Interval (m)** | **Gold Assay (g/t)** | **Vertical Depth (m)** | **Zone** |
| | | 532.25 | | | | | |
| | | 549 | 553.2 | 4.2 | 2.6 | 536 | |
| | | 559 | 570.8 | 11.8 | 8.7 | 550 | |
| | | Incl. 560.8 | 565.8 | 5 | 14 | | |
| | | 577.3 | 589.3 | 12 | 6.3 | 567 | |
| | | Incl. 577.3 | 580.8 | 3.5 | 13.1 | | |

# APPENDIX C RESULTS OF THE 2017 QA/QC PROGRAM

## 2017 PHASE 1 QAQC PROGRAM

## LABORATORY QUALITY CONTROL

Internal QC samples were used by ALS to detect and measure the magnitude of laboratory error associated with the measurement of gold and other elements across the sample stream. Tracking the QC data allowed an acceptable degree of confidence in the assay values to be maintained by monitoring the performance of the lab on these reference samples of known composition. Laboratory quality control results were reported by ALS on separate certificates, as well as digitally with the sample assay results.

### Duplicate Sampling – Primary Lab

The laboratory routinely completes duplicate analyses of random samples. The duplicate assay data is used by the laboratory for internal quality control monitoring, to provide an estimate of the reproducibility related to the uncertainties inherent in the analytical method and homogeneity of the pulps. The precision, or relative percent difference calculated for the pulp duplicates (that is the likeness of the second cut to the first) is expected to be less than 10%. This means that at the 95% confidence level (or 19 times out of 20) the duplicate pulp assay will be +/- 10% of the original assay. Duplicate assay results falling outside these acceptable limits may indicate that pulverizing specifications should be changed, or that alternative methods, such as screened metallic for gold, should be considered. Duplicate assays also give a good idea of the extent of variability being dealt with on a given deposit. The results of the ALS internal duplicate sampling, conducted from February 2017 through June 2017, are satisfactory.

### Standard and Blank Sampling

As conveyed above, ALS analyses internal blanks and standards as part of their own, independent QAQC program. A summary of results for Au-ICP22, Au-GRA22, ME-MS61, and S-IR08, the first two reporting gold in ppb, the third silver in ppm, and the fourth sulphur in percent, show that results are all within acceptable industry parameters. A review of the results for the 47 elements analyzed on top of silver, for the ME-MS61 method, are also within acceptable industry parameters.

## EASTMAIN DATA VERIFICATION

In addition to the ALS internal QC protocol, Eastmain inserted blanks and control standards during drill core sample collections throughout the 2017 drill program as part of the QA/QC procedure. Blanks and standards underwent the same sample preparation and analysis as the drill samples with which they were delivered. An effort was made to insert one blanks and two standards at regular intervals with every 50 samples sent for assay. Standards were inserted where the sample numbers ended in '00', '25', '50', and '75' and blanks were inserted where the sample number ended in '07' and '57'. A total of 1,273 standards and 695 blanks were

submitted to the laboratory for quality assurance purposes, which together comprise 6.6% of all drill core samples assayed in this program.

**Laboratory Performance for Blanks**

Barren coarse material ("a blank") is submitted with samples for crushing and pulverizing to test for possible contamination in the laboratory assay procedure. Eastmain utilized standard cement bricks as blanks, which have an assumed Au value of zero.

Additional blanks were inserted following any sample that contained VG. This served as a measure to determine contamination and carry over at the lab as well as a method to reduce or eliminate carry over by utilizing the blank to effectively clean the preparation equipment and vessels. Where this blank insertion interfered with the placement of a regular control standard, that standard would be displaced to the sample number immediately following the blank.

The failure threshold for the blanks is set at 50 ppb, 10 x the lower detection limit. A value of 2.5 ppb (half the detection limit) is used for all assay results of "below detection limit".

Blank samples are deemed to have resulted in a quality control failure if their assay values exceeded 50 ppb, although any sample exceeding a warning level of 30 ppb was inspected. Elevated values for blanks may suggest that there has been contamination or sample cross-contamination during preparation. Elevated values may also indicate sources of contamination in the fire assay procedure (contaminated reagents or crucibles) or sample solution carry-over during instrumental finish.

A total of 695 blanks were submitted to ALS laboratories during this exploration program. They were used for statistical analysis in the quality control procedure (see Figure C.1). There were 15 results exceeding a warning level and of these, 9 exceeded 50 ppb and constituted a failure. A summary of these fifteen samples is in Table C.1.

ALS labs 'Precision and Accuracy Expectations' states "Some carryover is to be expected in routine sample preparation. For routine protocols, with samples of similar weights, it is usually expected to be in the range of 0.5 to 1.0%".

In all, 98.7% of the blanks submitted were under the acceptable limits, and it is assumed that no significant contamination occurred during the sample preparation, delivery, and laboratory analysis.

**Figure C.1 Au Assay Results from Blank Samples 2017**


Blanks
n=522
400
350
300
250
200
150
100
50
0
Au ppb
25/01/2017 14/02/2017 06/03/2017 26/03/2017 15/04/2017 05/05/2017 25/05/2017 14/06/2017 04/07/2017
Date
Au AA24

| TABLE C.1<br>SUMMARY OF BLANK FAILURES | | | | | |
|---|---|---|---|---|---|
| **Sample No.** | **QA / QC** | **Au-AA24 ppb** | **Certificate No.** | **Cert. Date** | **Disposition** |
| V282057 | Brick | 82 | SD17016725 | 2/22/2017 | Previous sample 9.87 g/t. 0.83% carryover. |
| V289900 | Brick | 77 | SD17031406 | 3/7/2017 | Previous sample 50.4 g/t. 0.15% carryover. |
| V291629 | Brick | 73 | SD17026601 | 3/8/2017 | Previous sample 94.7 g/t. 0.08% carryover. |
| V291184 | Brick | 33 | SD17031462 | 3/8/2017 | Previous sample 4.36 g/t. 0.76% carryover. |
| V288107 | Brick | 39 | SD17023192 | 3/12/2017 | Two samples prior 9.53 g/t for .41% carry over. Likely crushing out of sequence |
| V289347 | Brick | 158 | SD17031480 | 3/11/2017 | Previous sample 9.83 g/t. 1.61% carryover. |

| TABLE C.1<br>SUMMARY OF BLANK FAILURES | | | | | |
|---|---|---|---|---|---|
| **Sample No.** | **QA / QC** | **Au-AA24 ppb** | **Certificate No.** | **Cert. Date** | **Disposition** |
| V292289 | Brick | 50 | SD17041390 | 3/24/2017 | Previous sample 63.4 g/t. 0.08% carryover. |
| V290269 | Brick | 50 | SD17041424 | 3/26/2017 | Previous sample 18.35 g/t. 0.27% carryover. |
| V298807 | Brick | 32 | SD17041636 | 3/26/2017 | Previous sample 13.85 g/t. 0.23% carryover. |
| V287505 | Brick | 378 | SD17047290 | 4/18/2017 | Previous sample 254 g/t. 0.15% carryover. |
| V303150 | Brick | 11950 | SD17057966 | 5/1/2017 | Mislabel - confirmed by rcvd weight |
| V296763 | Brick | 292 | SD17052431 | 5/2/2017 | Previous sample 206 g/t. 0.14% carryover. |
| V297742 | Brick | 363 | SD17052539 | 5/6/2017 | Previous sample 37 g/t. 0.98% carryover. |
| V299485 | Brick | 40 | SD17057962 | 5/9/2017 | Previous sample 38.1 g/t. 0.1% carryover. |
| V299304 | Brick | 327 | SD17057962 | 5/9/2017 | Previous sample 39.6 g/t. 0.83% carryover. |

## LABORATORY PERFORMANCE FOR CONTROL STANDARDS

Certified reference materials (CRM or RM) are submitted with samples for assay as control standards to identify any possible assay problems with specific sample batches or long-term biases in the overall dataset. Thirteen distinct reference materials were used throughout the 2016 drilling program with random distribution. The standards were chosen to fall within five ranges of Au content to most effectively test the labs performance across a range of grades typical for the project. The standards were deemed to have resulted in a quality control failure if the RM's Au assay results fell outside ± three standard deviations of its certified value. Additionally, ALS Chemex states "*In general, we have an agreement that Geochem methods should have 10% precision and Assay methods 5%*" and these levels of confidence were taken into consideration when evaluating failures and the appropriate action to be taken. Table C.2 displays a list of RM's used along with their expected grade and distribution data.

| TABLE C.2<br>STANDARDS USED DURING 2017 DRILLING PROGRAM | | | | |
|---|---|---|---|---|
| **Reference Material** | **-3 Std. Dev. (ppm)** | **Certified Value (ppm)** | **+ 3 Std. Dev. (ppm)** | **n** |
| 202 | 0.67 | 0.75 | 0.83 | 272 |
| 204 | 0.93 | 1.04 | 1.16 | 1* |
| 222 | 1.12 | 1.22 | 1.32 | 145 |
| 205 | 1.09 | 1.24 | 1.40 | 108 |
| 215 | 3.25 | 3.54 | 3.83 | 251 |
| 210 | 5.03 | 5.49 | 5.95 | 409 |
| 12a | 11.07 | 11.79 | 12.51 | 117 |
| 229 | 11.49 | 12.11 | 12.73 | 151 |
| **Total** | | | | **1454** |

*Note: * mislabeled*

The CRM's were manufactured by Ore Research & Exploration Pty Ltd ("ORE"), in Australia, and were distributed in Canada through Analytical Solutions Ltd, Toronto. These ORE standards are certified in accordance with International Standards Organization ("ISO") recommendations. The Performance Gates applied for the Clearwater project are available on the Analytical Solutions Ltd. website (www.explorationgeochem.com).

CRMs are submitted to the lab in sealed 60g foil pouches with any identifiable markings removed or obscured. In order to preserve the workflow and to reduce the occurrence of non-sufficient sample events, RMs that had a certified value >5000 ppb had 2 x 60g pouches submitted for a total of 120g of RM.

A total of 1273 standards were submitted to ALS laboratory during the 2017 drilling program. All standards underwent fire assay with an AA finish and fire assay with a gravimetric-finish where the initial result was >5000 ppb or over limit. No numerical data is available for individual assays that, for a given analytical method, returned either 'Non-Sufficient Sample (NSS)' or assayed 'above the upper detection limit'. These individual assays have been removed from the QC data and calculation and are not considered failures. The removed assays have not been included in the total number of assays received, as they document only a lack a material, with no implications regarding the overall accuracy of the laboratory's analytical methods.

A total of 1454 individual assay results were returned from 1273 eligible standards. Seven graphs have been plotted to show the AA24 and GRA22 assay data for each of the seven eligible RM's used. The results of these assays are presented in Figures C.2 to C.9. A summary of the assay data for all standards is presented in Tables C.3 and C.4. The assay values are given for both analysis methods; Au-AA24 and Au-GRA22. The number of assay failures for each RM is included at the end of Table C.4. Only the results that pass quality control are included in the % of expected, standard deviation and weighted average calculations.

The average assay values from Au-AA24 and Au-GRA22 were 99.0%, and 99.4% of their certified values respectively. The weighted average of these % of expected values over all assay methods is 99.1%. These values are within acceptable industry parameters and indicate no

significant lab bias. Additionally, results from a linear regression performed on a graph comparing expected values to observed values over the complete dataset confirm a very strong 1-to-1 correlation, with AA24 and GRA22 slope values of 0.9896, and 0.9787 respectively, and R squared values of 0.9948, and 0.9912 respectively. Results are plotted in Figure C.9.

A weak low bias for RM Oreas 229 was observed and follow up with the lab suggests a fluxing issue that did not affect the submitted core samples. ALS Chemex's summary response is below:

> *Summary*
>
> *The OREAS-229 reference material used by Eastmain Resources Inc displayed a low bias of ~2.6% compared to the expected value when analyzed by the Au-GRA22 method. The matrix of the material is such that it requires extra litharge and niter with the base flux to ensure a complete decomposition during the fire assay fusion. The regular samples do not require the same flux adjustment as the matrix is different and therefore are not believed to have been similarly underreported. Details of the investigation are provided below.*

A total of 70 failures occurred: 35 from AA24 and 35 from GRA22. This represents a combined failure rate of 4.8% for all CRM assay results. The total QC failure rate, when reviewing both blanks and standards, is 3.9%. The failures appear to have a relatively even distribution over time, with no clustered occurrences to suggest specific incidences of lab contamination other than those previously described. When removing the errors attributed to the known bias in Oreas 229, the overall failure rate is 2.98%. These results are within acceptable industry parameters and reveal no indication of long-term bias or systematic contamination.

**Figure C.2 Au Results for RM Oreas 202**


Oreas 202
Au ppb
850
800
750
700
650
600
Date

**Figure C.3 Au Results for RM Oreas 222**


Oreas 222
Au ppb
1400
1300
1200
1100
1000
900
800
700
Date

## Figure C.4 Au Results for RM Oreas 205


Oreas 205
1500
1400
1300
1200
1100
1000
900
Au ppb
25/01/2017
04/02/2017
14/02/2017
24/02/2017
06/03/2017
16/03/2017
26/03/2017
05/04/2017
15/04/2017
25/04/2017
Date
Au AA24
CV
(1244 ppb)
3sd
2sd
90%

## Figure C.5 Au Results for RM Oreas 215


Oreas 215
4800
4300
3800
3300
2800
Au ppb
25/01/2017
14/02/2017
06/03/2017
26/03/2017
15/04/2017
05/05/2017
25/05/2017
14/06/2017
Date
Au AA24
Au GRA22
CV
(3540 ppb)
3sd
2sd

## Figure C.6 Au Results for RM Oreas 210


Oreas 210
Au AA24
Au GRA22
CV
3sd
2sd
90%
Date

## Figure C.7 Au Results for RM Oreas 12a


Oreas 12a
Au GRA22
CV
3sd
2sd
90%
Date

## Figure C.8 Au Results for RM Oreas 229


Oreas 229
Au GRA22
CV
2sd
50%
Date

## Figure C.9 Observed vs. Expected Assay Results


Observed vs. Expected For All Assays
Au-GRA22
Au-AA24
Linear (Au-GRA22)
Linear (Au-AA24)
Au ppb Expected

**TABLE C.3**
**SUMMARY OF RM DATA FOR AA24 AND GRA22 ANALYSIS**

| RM | Expected Au (g/t) | | | AA24 Au (ppm) | | % of | N | Au-GRA22 Au (ppm) | | % of | N |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Average | Std. Dev. | N | Average | Std. Dev. | Expected | | Average | Std. Dev. | Expected | |
| 202 | 0.75 | 0.0 | 272 | 0.75 | 0.0 | 99.4% | 272 | | | | 0 |
| 204 | 1.04 | 0.0 | 0 | | | | | | | | 0 |
| 222 | 1.22 | 0.0 | 145 | 1.21 | 0.0 | 99.0% | 145 | | | | 0 |
| 205 | 1.24 | 0.1 | 108 | 1.24 | 0.0 | 99.3% | 108 | | | | 0 |
| 215 | 3.54 | 0.1 | 251 | 3.47 | 0.2 | 98.1% | 250 | 3.89 | | 109.9% | 1 |
| 210 | 5.49 | 0.2 | 409 | 5.45 | 0.2 | 99.2% | 219 | 5.51 | 0.5 | 100.3% | 190 |
| 12a | 11.79 | 0.2 | 117 | | | | | 11.74 | 0.3 | 99.6% | 117 |
| 229 | 12.11 | 0.2 | 151 | | | | | 11.85 | 0.3 | 97.8% | 151 |
| Total | | | 1453 | Weighted Average | | 99.0% | 994 | Weighted Average | | 99.4% | 459 |

**TABLE C.4**
**SUMMARY OF RM DATA FOR AA24 AND GRA22 ANALYSIS**

| RM | Expected Au (g/t) | | | Combined Au (ppm) | | % of | | |
|---|---|---|---|---|---|---|---|---|
| | Average | Std. Dev. | N | Average | Std. Dev. | Expected | Mislabels | Failures |
| 202 | 0.75 | 0.0 | 272 | 0.75 | 0.0 | 99.4% | | 5 |
| 204 | 1.04 | 0.0 | 0 | | | | 1 | 0 |
| 222 | 1.22 | 0.0 | 145 | 1.21 | 0.0 | 99.0% | | 11 |
| 205 | 1.24 | 0.1 | 108 | 1.24 | 0.0 | 99.3% | | 2 |
| 215 | 3.54 | 0.1 | 251 | 3.47 | 0.2 | 98.1% | 1 | 14 |
| 210 | 5.49 | 0.2 | 409 | 5.48 | 0.3 | 99.7% | | 14 |
| 12a | 11.79 | 0.2 | 117 | 11.74 | 0.3 | 99.6% | | 5 |
| 229 | 12.11 | 0.2 | 151 | 11.85 | 0.3 | 97.8% | | 19 |
| Total | | | 1453 | Weighted Average | | 99.1% | 2 | 70 |

**Laboratory Performance and Duplicated Samples**

Random coarse reject and pulp samples that were analysed by ALS in Sudbury were sent to Activation Laboratories (ActLabs) in Ancaster Ontario for re-analysis to test lab variability. Additionally, random samples were sieve tested by ActLabs to evaluate the sample preparation performed by ALS.

Coarse rejects: Sample numbers ending in '35, and '85' had an inline split of 250-500 g preserved at the primary lab and sent in batches to the secondary lab. These underwent the same pulverization specifications and procedures and were analyzed for Au using the same methods as the primary lab.

Pulp: Sample numbers ending in '15, and '65' had an inline split of 100-150 g preserved at the primary lab and sent in batches to the secondary lab. These were analyzed for Au using the same methods as the primary lab.

A total of 1,138 duplicates that had been analysed by ALS were sent to ActLabs. The samples consisted of 567 pulp duplicates and 571 reject duplicates.

The pulp duplicates graph (Figure C.10) shows a strong correlation between the two laboratories with slope values of 1.0359 and R squared values of 0.9972.

The reject duplicates graph (Figure C.11) shows a slightly weaker correlation between the two laboratories with slope values of 1.1121 and R squared values of 0.9642. This increased variability can be attributed to differences in lab preparation or the nugget effect.

**Figure C.10 Pulp Duplicates Comparison**


Pulp Duplicates
n=567
y = 1.0359x - 6.7037
R² = 0.9972
ALS Au ppb
ActLabs Au ppb
0
10000
20000
30000
40000
50000
60000

**Figure C.11 Reject Duplicates Comparison**


Reject duplicates
n=571
Not Shown:
V293785
ACT: 51700 ppb
ALS Au ppb
ActLabs Au ppb
0
1000
2000
3000
4000
5000
6000
7000
8000
9000
10000

## 2017 PHASE 2 QAQC PROGRAM

## LABORATORY QUALITY CONTROL

Internal Quality Control ("*QC*") samples were used by ALS Chemex Labs to detect and measure the magnitude of laboratory error associated with the measurement of gold and other elements in each sample. Tracking the QC data allowed an acceptable degree of confidence in the assay values to be maintained by monitoring the performance of the lab on these reference samples of known composition. Laboratory quality control results were reported by ALS on separate digital certificates and Excel data files.

### Duplicate Sampling – Primary Lab

The laboratory routinely completes duplicate analyses of random samples. The duplicate assay data is used by the laboratory for internal quality control monitoring, to provide an estimate of the reproducibility related to the uncertainties inherent in the analytical method and homogeneity of the pulps. The precision, or relative percent difference calculated for the pulp duplicates (that is the likeness of the second cut to the first) is expected to be less than 10%. This means that at the 95% confidence level (or 19 times out of 20) the duplicate pulp assay will be +/- 10% of the original assay. Duplicate assay results falling outside these acceptable limits may indicate that pulverizing specifications should be changed, or that alternative methods, such as screened metallic for gold, should be considered. Duplicate assays also give a good idea of the extent of variability being dealt with in a given deposit. The results of the ALS internal duplicate sampling, conducted from July 2017 through February 2018, are satisfactory.

### Standard and Blank Sampling

As conveyed above, ALS Chemex Labs analyses internal blanks and standards as part of their own, independent QAQC program. A summary of results for Au-AA24, Au-GRA22, ME-MS61, and S-IR08, the first two reporting gold in ppb, the third silver in ppm, and the fourth sulphur in percent, show that results are all within acceptable industry parameters. A review of the results for the 47 elements analyzed on top of silver, for the ME-MS61 method, are also within acceptable industry parameters.

## EASTMAIN DATA VERIFICATION

In addition to the ALS Chemex internal QC protocol, Eastmain inserted blanks and control standards during drill core sample collections throughout the 2017 drill program as part of the QA/QC procedure. Blanks and standards underwent the same sample preparation and analysis as the drill samples with which they were delivered. An effort was made to insert one blanks and two standards at regular intervals with every 50 samples sent for assay. Standards were inserted where the sample numbers ended in '00', '25', '50', and '75' and blanks were inserted where the sample number ended in '07' and '57'. A total of 1210 standards and 613 blanks were submitted to the laboratory for quality assurance purposes, which together comprise 6.0% of all drill core samples assayed in this program.

**Laboratory Performance for Blanks**

Barren coarse material ("a blank") is submitted with samples for crushing and pulverizing to test for possible contamination in the laboratory assay procedure. Eastmain utilized standard cement bricks as blanks, which have an assumed Au value of zero.

Additional blanks were inserted following any sample that contained visible gold ("VG"). This served as a measure to determine contamination and carry over at the lab as well as a method to reduce or eliminate carry over by utilizing the blank to effectively clean the preparation equipment and vessels. Where this blank insertion interfered with the placement of a regular control standard, that standard would be displaced to the sample number immediately following the blank. The failure threshold for the blanks is set at 50 ppb, 10x the lower detection limit. A value of 2.5 ppb (half the detection limit) is used for all assay results of "below detection limit".

Blank samples are deemed to have resulted in a quality control failure if their assay values exceeded 50 ppb, although any sample exceeding a warning level of 30ppb was inspected. Elevated values for blanks may suggest that there has been contamination or sample cross-contamination during preparation. Elevated values may also indicate sources of contamination in the fire assay procedure (contaminated reagents or crucibles) or sample solution carry-over during instrumental finish.

A total of 613 blanks were submitted to ALS laboratories during this exploration program. They were used for statistical analysis in the quality control procedure. There were 15 results exceeding a warning level and of these, 4 exceeded 50 ppb and constituted a failure (Figure C.12). A summary of these fifteen samples is in Table C.5.

ALS labs '*Precision and Accuracy Expectations*' states "*Some carryover is to be expected in routine sample preparation. For routine protocols, with samples of similar weights, it is usually expected to be in the range of 0.5 to 1.0%*".

In all, 99.3% of the blanks submitted were under the acceptable limit, and it is assumed that no significant contamination occurred during the sample preparation, delivery, and laboratory analysis.

**Figure C.12 Au Assay Results from Blank Samples**



Blanks
n=612
Au ppb
100
90
80
70
60
50
40
30
20
10
0
2017-03-06
2017-04-25
2017-06-14
2017-08-03
2017-09-22
2017-11-11
2017-12-31
2018-02-19
Date
Au AA24

| TABLE C.5<br>SUMMARY OF BLANK FAILURES | | | | | |
|---|---|---|---|---|---|
| **Sample No.** | **QA / QC** | **Au-AA24 ppb** | **Certificate No.** | **Cert. Date** | **Disposition** |
| W463407 | Brick | 1115 | RY17268034 | 12/29/2017 | Unknown error. Re-analysis pending. |
| W104907 | Brick | 94 | RY17213286 | 10/23/2017 | Previous sample 0.079 g/t. 118.99% carryover. |
| W099550 | Brick | 764 | RY17199658 | 10/9/2017 | Mislabel. Rcvd weight 0.14 kg. Oreas 202 |
| W309057 | Brick | 56 | RY17182000 | 9/20/2017 | Previous sample 8.93 g/t. 0.63% carryover. |

## LABORATORY PERFORMANCE FOR CONTROL STANDARDS

Certified reference materials (CRM or RM) are submitted with samples for assay as control standards to identify any possible assay problems with specific sample batches or long-term biases in the overall dataset. Seven distinct reference materials were used throughout the 2017 drilling program with random distribution. The standards were chosen to fall within five ranges of Au content to most effectively test the labs performance across a range of grades typical on the project. The standards were deemed to have resulted in a quality control failure if the RM's Au assay results fell outside ± three standard deviations of its certified value. Additionally, ALS Chemex states *"In general, we have an agreement that Geochem methods should have 10% precision and Assay methods 5%"* and these levels of confidence were taken into consideration when evaluating failures and the appropriate action to be taken. Table C.6 displays a list of RM's used along with their expected grade and distribution data.

**TABLE C.6**
**STANDARDS USED DURING 2017 PHASE 2 DRILLING PROGRAM**

| Reference Material | -3 Std. Dev. (ppm) | Certified Value (ppm) | + 3 Std. Dev. (ppm) | n |
|---|---|---|---|---|
| 202 | 0.67 | 0.75 | 0.83 | 237 |
| 222 | 1.12 | 1.22 | 1.32 | 241 |
| 215 | 3.25 | 3.54 | 3.83 | 246 |
| 210 | 5.03 | 5.49 | 5.95 | 473 |
| 229 | 11.49 | 12.11 | 12.73 | 228 |
| 202 | 0.67 | 0.75 | 0.83 | 272 |
| **Total** | | | | **1425** |

The CRM's were manufactured by *Ore Research & Exploration Pty Ltd ("ORE"),* in Australia, and were distributed in Canada through *Analytical Solutions Ltd*, Toronto. These ORE standards are certified in accordance with International Standards Organization ("ISO") recommendations. The Performance Gates applied for the Clearwater project are available on the Analytical Solutions Ltd. website (www.explorationgeochem.com).

CRMs are submitted to the lab in sealed 60 g foil pouches with any identifiable markings removed or obscured. In order to preserve the workflow and to reduce the occurrence of non-sufficient sample events, RMs that had a certified value >5000 ppb had 2 x 60 g pouches submitted for a total of 120 g of RM.

A total of 1,210 standards were submitted to ALS laboratory during the 2017 drilling program. All standards underwent fire assay with an AA finish and fire assay with a gravimetric-finish where the initial result was >5000 ppb or over limit. No numerical data is available for individual assays that, for a given analytical method, returned either 'Non-Sufficient Sample (NSS)' or assayed 'above the upper detection limit'. These individual assays have been removed from the QC data and calculation and are not considered failures. The removed assays have not been included in the total number of assays received, as they document only a lack a material, with no implications regarding the overall accuracy of the laboratory's analytical methods.

A total of 1,425 individual assay results were returned from 1210 eligible standards. Five graphs have been plotted to show the AA24 and GRA22 assay data for each of the five eligible RM's used. The results of these assays are presented in Figures C.13 to C.17. A summary of the assay data for all standards is presented in Tables C.7 and C.8. The assay values are given for both analysis methods; Au-AA24 and Au-GRA22. The number of assay failures for each RM is included at the end of Table C.8. Only the results that pass quality control are included in the % of expected, standard deviation and weighted average calculations.

The average assay values from Au-AA24 and Au-GRA22 were 99.6%, and 98.7% of their certified values respectively. The weighted average of these *% of expected* values over all assay methods is 99.3%. These values are within acceptable industry parameters and indicate no significant lab bias. Additionally, results from a linear regression performed on a graph comparing expected values to observed values over the complete dataset confirm a very strong 1-to-1 correlation, with AA24 and GRA22 slope values of 0.9743, and 0.9711 respectively, and R squared values of 0.985, and 0.9845 respectively. Results are plotted in Figure C.18.

A weak low bias for RM Oreas 229 was observed and follow up with the lab suggests a fluxing issue that did not affect the submitted core samples. ALS Chemex's summary response is below:

> ***Summary***
>
> *The OREAS-229 reference material used by Eastmain Resources Inc displayed a low bias of ~2.6% compared to the expected value when analyzed by the Au-GRA22 method. The matrix of the material is such that it requires extra litharge and niter with the base flux to ensure a complete decomposition during the fire assay fusion. The regular samples do not require the same flux adjustment as the matrix is different and therefore are not believed to have been similarly underreported. Details of the investigation are provided below.*

A total of 72 failures occurred. This represents a combined failure rate of 5.1% for all CRM assay results. The total QC failure rate, when reviewing both blanks and standards, is 3.8%. The failures appear to have a relatively even distribution over time, with no clustered occurrences to suggest specific incidences of lab contamination other than those previously described. When removing the 33 errors attributed to the known bias in Oreas 229, the overall failure rate is 2.2%. These results are within acceptable industry parameters and reveal no indication of long-term bias or systematic contamination.

**Figure C.13 Au Results for RM Oreas 202**


Oreas 202
850
800
750
700
650
600
25/04/2017
14/06/2017
03/08/2017
22/09/2017
11/11/2017
31/12/2017
19/02/2018
Date
Au ppb
Au AA24
CV
3sd
2sd
90%

**Figure C.14 Au results for RM Oreas 222**


Oreas 222
1500
1400
1300
1200
1100
1000
900
800
700
25/04/2017
14/06/2017
03/08/2017
22/09/2017
11/11/2017
31/12/2017
19/02/2018
Date
Au ppb
Au AA24
CV
3sd
2sd
90%

**Figure C.15 Au results for RM Oreas 215**


Oreas 215
4300
4100
3900
3700
3500
3300
3100
2900
2700
2500
Au ppb
25/04/2017
14/06/2017
03/08/2017
22/09/2017
11/11/2017
31/12/2017
19/02/2018
Date
Au AA24
CV

**Figure C.16 Au results for RM Oreas 210**


Oreas 210
6200
6000
5800
5600
5400
5200
5000
4800
4600
4400
4200
Au ppb
25/04/2017
14/06/2017
03/08/2017
22/09/2017
11/11/2017
31/12/2017
19/02/2018
Date
Au AA24
CV

## Figure C.17 Au results for RM Oreas 229


Oreas 229
n=224
14000
13500
13000
12500
12000
11500
11000
10500
10000
Au ppb
25/04/2017
14/06/2017
03/08/2017
22/09/2017
11/11/2017
31/12/2017
19/02/2018
Date
Au-GRA22
CV
2sd
50%

## Figure C.18 Observed vs. Expected


Observed vs. Expected For All Assays
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
Au ppb Observed
0
2000
4000
6000
8000
10000
12000
14000
Au ppb Expected
y = 0.9711x + 109.99
R² = 0.9845
y = 0.9743x + 43.936
R² = 0.985
Au-GRA22
Au-AA24
Linear (Au-GRA22)
Linear (Au-AA24)

**TABLE C.7**
**SUMMARY OF RM DATA FOR AA24 AND GRA22 ANALYSIS**

| RM | Expected Au (g/t) | | | AA24 Au (ppm) | | % of | N | Au-GRA22 Au (ppm) | | % of | N |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Average | Std. Dev. | N | Average | Std. Dev. | Expected | | Average | Std. Dev. | Expected | |
| 202 | 0.75 | 0.0 | 237 | 0.77 | 0.3 | 102.6% | 237 | | | | |
| 222 | 1.22 | 0.0 | 241 | 1.22 | 0.1 | 99.6% | 241 | | | | |
| 215 | 3.54 | 0.1 | 246 | 3.50 | 0.1 | 98.8% | 246 | | | | |
| 210 | 5.49 | 0.2 | 473 | 5.42 | 0.2 | 98.7% | 246 | 5.45 | 0.2 | 99.4% | 227 |
| 229 | 12.11 | 0.2 | 224 | | | | | 11.86 | 0.7 | 98.0% | 224 |
| Total | | | 1421 | Weighted Average | | 99.9% | 970 | Weighted Average | | 98.7% | 451 |

**TABLE C.8**
**SUMMARY OF RM DATA FOR AA24 AND GRA22 ANALYSIS**

| RM | Expected Au (g/t) | | | Combined Au (ppm) | | % of | | |
|---|---|---|---|---|---|---|---|---|
| | Average | Std. Dev. | N | Average | Std. Dev. | Expected | Mislabels | Failures |
| 202 | 0.75 | 0.0 | 237 | 0.77 | 0.3 | 102.6% | 1 | 6 |
| 222 | 1.22 | 0.0 | 241 | 1.22 | 0.1 | 99.6% | 3 | 6 |
| 215 | 3.54 | 0.1 | 246 | 3.50 | 0.1 | 98.8% | | 8 |
| 210 | 5.49 | 0.2 | 473 | 5.44 | 0.2 | 99.0% | | 13 |
| 229 | 12.11 | 0.2 | 228 | 11.72 | 0.7 | 96.8% | 3 | 6 |
| Total | | | 1425 | Weighted Average | | 99.3% | 7 | 39 |

**Laboratory Performance and Duplicated Samples**

Random coarse reject and pulp samples that were analysed by ALS in Sudbury were sent to Activation Laboratories ("ActLabs") in Ancaster Ontario for re-analysis to test lab variability. Additionally, random samples were sieve tested by ActLabs to evaluate the sample preparation performed by ALS.

Coarse rejects: Sample numbers ending in '35, and '85' had an inline split of 250-500g preserved at the primary lab and sent in batches to the secondary lab. These underwent the same pulverization specifications and procedures and were analyzed for Au using the same methods as the primary lab.

Pulp: Sample numbers ending in '15, and '65' had an inline split of 100-150g preserved at the primary lab and sent in batches to the secondary lab. These were analyzed for Au using the same methods as the primary lab.

A total of 1839 duplicates that had been analysed by ALS were sent to ActLabs. The samples consisted of 1174 pulp duplicates and 665 reject duplicates.

The pulp duplicates graph (Figure C.19) shows a strong correlation between the two laboratories with slope values of 1.0353 and R squared value of 0.9721. Three outliers were removed from the trendline.

The reject duplicates graph (Figure C.20) shows a strong correlation between the two laboratories with slope values of 0.9481 and R squared value of 0.9941.

## Figure C.19 Pulp Duplicates



Pulp Duplicates
y = 1.0353x - 0.5123
R² = 0.9721
Outliers removed from trendline
AES Au ppb
ActLabs Au ppb
0
1000
2000
3000
4000
5000
6000
500
1500
2500
3500
4500

## Figure C.20 Reject Duplicates



Reject duplicates
y = 0.9481x + 3.5418
R² = 0.9941
AES Au ppb
ActLabs Au ppb
0
5000
10000
15000
20000
25000
30000
35000

# APPENDIX D DRILL HOLE SECTIONS AND PLANS


SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Plan 320m el
May, 2018
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
450 West Zone
850 West Zone
N
5784800 m
5784600 m
5784400 m
5784200 m
Scale 1:5500



Topo
Overburden
200 m
0 m
-200 m
-400 m
-600 m
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Gold Colour Profile (Au g/t)
> 10.0
5.00 – 10.0
2.50 – 5.00
1.00 – 2.50
0.50 – 1.00
0.20 – 0.50
0.10 – 0.20
0.00 – 0.10
Revenue Factor 0.5 Pit
850 West Zone
SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Vertical Section 443850E
Looking West
May, 2018


Topo
Overburden
200 m
0 m
-200 m
-400 m
-600 m
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Gold Colour Profile
(Au g/t)
> 10.0
5.00 – 10.0
2.50 – 5.00
1.00 – 2.50
0.50 – 1.00
0.20 – 0.50
0.10 – 0.20
0.00 – 0.10
Revenue Factor
0.5 Pit
850 West Zone
SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Vertical Section 444000E
Looking West
May, 2018


Topo
Overburden
200 m
0 m
-200 m
-400 m
-600 m
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Gold Colour Profile
(Au g/t)
> 10.0
5.00 – 10.0
2.50 – 5.00
1.00 – 2.50
0.50 – 1.00
0.20 – 0.50
0.10 – 0.20
0.00 – 0.10
Revenue Factor
0.5 Pit
450 West Zone
SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Vertical Section 444300E
Looking West
May, 2018


Topo
Overburden
200 m
0 m
-200 m
-400 m
-600 m
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Gold Colour Profile
(Au g/t)
> 10.0
5.00 – 10.0
2.50 – 5.00
1.00 – 2.50
0.50 – 1.00
0.20 – 0.50
0.10 – 0.20
0.00 – 0.10
Revenue Factor
0.5 Pit
450 West Zone
SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Vertical Section 444525E
Looking West
May, 2018


Topo
Overburden
450 West Zone
Gold Colour Profile (Au g/t)
> 10.0
5.00 – 10.0
2.50 – 5.00
1.00 – 2.50
0.50 – 1.00
0.20 – 0.50
0.10 – 0.20
0.00 – 0.10
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit
SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Vertical Section 444700E
Looking West
May, 2018


Topo
Overburden
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Gold Colour Profile (Au g/t)
> 10.0
5.00 – 10.0
2.50 – 5.00
1.00 – 2.50
0.50 – 1.00
0.20 – 0.50
0.10 – 0.20
0.00 – 0.10
Revenue Factor 0.5 Pit
450 West Zone
SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Vertical Section 444800E
Looking West
May, 2018


Topo
Overburden
450 West Zone
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Gold Colour Profile (Au g/t)
> 10.0
5.00 – 10.0
2.50 – 5.00
1.00 – 2.50
0.50 – 1.00
0.20 – 0.50
0.10 – 0.20
0.00 – 0.10
Revenue Factor 0.5 Pit
SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Vertical Section 445175E
Looking West
May, 2018



Topo
Overburden
200 m
0 m
-200 m
-400 m
-600 m
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit
850 West Zone
SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Class Block Model
Vertical Section 443850E
Looking West
May, 2018


Topo
Overburden
200 m
0 m
-200 m
-400 m
-600 m
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit
850 West Zone
SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Class Block Model
Vertical Section 444000E
Looking West
May, 2018


Topo
Overburden
200 m
0 m
-200 m
-400 m
-600 m
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit
450 West Zone
SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Class Block Model
Vertical Section 444300E
Looking West
May, 2018


Topo
Overburden
200 m
0 m
-200 m
-400 m
-600 m
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit
450 West Zone
SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Class Block Model
Vertical Section 444525E
Looking West
May, 2018
Scale 1:3500


Topo
Overburden
200 m
0 m
-200 m
-400 m
-600 m
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit
450 West Zone
SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Class Block Model
Vertical Section 444700E
Looking West
May, 2018



Topo
Overburden
200 m
0 m
200 m
400 m
600 m
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit
450 West Zone
ER17-791
ER03-28
ER12-421
SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Class Block Model
Vertical Section 444800E
Looking West
May, 2018


Topo
Overburden
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit
450 West Zone
SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Class Block Model
Vertical Section 445175E
Looking West
May, 2018
200 m
0 m
-200 m
-400 m
-600 m


SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Plan 320m el
May, 2018
450 West Zone
850 West Zone
Topo Contour
N
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Gold Colour Profile
(Au g/t)
> 10.0
5.00 – 10.0
2.50 – 5.00
1.00 – 2.50
0.50 – 1.00
0.20 – 0.50
0.10 – 0.20
0.00 – 0.10
Revenue Factor
0.5 Pit


SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Plan 260m el
May, 2018
450 West Zone
850 West Zone
Topo Contour
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Gold Colour Profile
(Au g/t)
> 10.0
5.00 – 10.0
2.50 – 5.00
1.00 – 2.50
0.50 – 1.00
0.20 – 0.50
0.10 – 0.20
0.00 – 0.10
Revenue Factor
0.5 Pit
N
5785400 m
5785200 m
5785000 m
5784800 m
5784600 m
443800 N
444000 N
444400 N
444600 N
444800 N
445000 N



SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Plan 200m el
May, 2018
450 West Zone
850 West Zone
N
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Gold Colour Profile
(Au g/t)
> 10.0
5.00 – 10.0
2.50 – 5.00
1.00 – 2.50
0.50 – 1.00
0.20 – 0.50
0.10 – 0.20
0.00 – 0.10
Revenue Factor
0.5 Pit
Topo Contour
5785400 m
5785200 m
5785000 m
5784600 m



SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Plan 100m el
May, 2018
450 West Zone
850 West Zone
N
443800 N
444000 N
444200 N
444400 N
444600 N
444800 N
445000 N
5785400 m
5785200 m
5785000 m
5784800 m
5784600 m
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Gold Colour Profile (Au g/t)
> 10.0
5.00 – 10.0
2.50 – 5.00
1.00 – 2.50
0.50 – 1.00
0.20 – 0.50
0.10 – 0.20
0.00 – 0.10
Revenue Factor 0.5 Pit
Topo Contour


SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Plan 0m el
May, 2018
450 West Zone
850 West Zone
N
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Gold Colour Profile
(Au g/t)
> 10.0
5.00 – 10.0
2.50 – 5.00
1.00 – 2.50
0.50 – 1.00
0.20 – 0.50
0.10 – 0.20
0.00 – 0.10
Revenue Factor
0.5 Pit
Topo Contour
5785400 m
5785200 m
5785000 m
5784800 m
5784600 m
443800 N
444000 N
444200 N
444400 N
444600 N
444800 N
445000 N



SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Plan -100m el
May, 2018
450 West Zone
850 West Zone
N
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Gold Colour Profile
(Au g/t)
> 10.0
5.00 – 10.0
2.50 – 5.00
1.00 – 2.50
0.50 – 1.00
0.20 – 0.50
0.10 – 0.20
0.00 – 0.10
Revenue Factor
0.5 Pit
Topo Contour


SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Au Block Model
Plan -200m el
May, 2018
450 West Zone
850 West Zone
N
Topo Contour
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Gold Colour Profile
(Au g/t)
> 10.0
5.00 – 10.0
2.50 – 5.00
1.00 – 2.50
0.50 – 1.00
0.20 – 0.50
0.10 – 0.20
0.00 – 0.10
Revenue Factor
0.5 Pit
5785400 m
5785200 m
5785000 m
5784800 m
5784600 m



SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Class Block Model
Plan 320m el
May, 2018
450 West Zone
850 West Zone
Topo Contour
N
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit


SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Class Block Model
Plan 260m el
May, 2018
450 West Zone
850 West Zone
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit
Topo Contour
5785400 m
5785200 m
5785000 m
5784800 m
5784600 m


SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Class Block Model
Plan 200m el
May, 2018
450 West Zone
850 West Zone
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit
Topo Contour
N
5785400 m
5785200 m
5785000 m
5784600 m


SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Class Block Model
Plan 100m el
May, 2018
450 West Zone
850 West Zone
N
5785400 m
5785200 m
5785000 m
5784800 m
5784600 m
443800 N
444000 N
444200 N
444400 N
444600 N
444800 N
445000 N
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit
Topo Contour
Scale 1:4000


SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Class Block Model
Plan 0m el
May, 2018
450 West Zone
850 West Zone
N
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit
Topo Contour
5785400 m
5785200 m
5785000 m
5784800 m
5784600 m


SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Class Block Model
Plan -100m el
May, 2018
450 West Zone
850 West Zone
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit
Topo Contour


SGS Canada Inc.
Eastmain Resources Inc.
Eau Claire Gold Deposit
Class Block Model
Plan -200m el
May, 2018
450 West Zone
850 West Zone
N
Vein Domain
450HGV
450HGS
450NNW
450NW
450Extra
850HG
850SHLW
850Extra
Revenue Factor
0.5 Pit
Topo Contour
5785400 m
5785200 m
5785000 m
5784800 m
5784600 m

**APPENDIX E CAPTIVE SUB-LEVEL LONGHOLE MINING METHOD ILLUSTRATION**


Clearwater Captive Longhole Mining Method Steps
Stope
Stope
24m
24m
25m
P&E MINING
CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method Steps
A. Drive ore sill overcut access using Jumbo
Sill Overcut
Stope
Stope
24m
24m
25m
P&E MINING
CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method Steps
B. Drive waste undercut access using Jumbo
Sill Overcut
Stope
24m
Stope
24m
25m
Waste Undercut
P&E MINING CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method Steps
C. Drive ore sill undercut access using jumbo
Sill Overcut
Stope
24m
Sill Undercut
Stope
24m
25m
Waste Undercut
P&E MINING CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method Steps
D. Drive Raise to captive level using scissor lift and/or Telescopic Boom Lift
Sill Overcut
raise
24m
Sill Undercut
raise
24m
25m
Waste Undercut
P&E MINING CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method Steps
E. Square Set Timber in the Raise
Sill Overcut
timber raise
24m
Sill Undercut
timber raise
24m
25m
Waste Undercut
P&E MINING CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method Steps
F. Drive captive level using longtom
Sill Overcut
Captive Level
Sill Undercut
Captive Level
Waste Undercut
timber raise
timber raise
24m
12 m
24m
12 m
25m
P&E MINING CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method Steps
G. Drill from captive drifts and ore sill
Sill Overcut
Captive Level
Sill Undercut
Captive Level
Waste Undercut
24m
12 m
24m
12 m
25m
P&E MINING CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method Steps
H. Drill from overcut to captive sill
Sill Overcut
Captive Level
Sill Undercut
Captive Level
Waste Undercut
24m
12 m
24m
12 m
25m
P&E MINING CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method Steps
I. Blast Captive level to waste undercut and muck blasted ore
Sill Overcut
Captive Level
Sill Undercut
Captive Level
Blasted ore
Waste Undercut
24m
12 m
24m
25m
P&E MINING CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method Steps
J. Blast sill undercut to captive level and muck blasted ore
Sill Overcut
Captive Level
Sill Undercut
Blasted ore
Waste Undercut
24m
12 m
24m
25m
P&E MINING CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method Steps
K. Backfill bottom stope from Sill undercut
Sill Overcut
Captive Level
Sill Undercut
Backfill
Waste Undercut
24m
12 m
24m
25m
P&E MINING CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method Steps
L. Blast and muck top blast from ore sill undercut
Sill Overcut
Blasted ore
24m
Sill Undercut
24m
Backfill
25m
Waste Undercut
P&E MINING CONSULTANTS INC.
May 2nd 2018

## CAPTIVE SUB-LEVEL LONGHOLE MINING METHOD FOR SHALLOW DIP VEINS


Clearwater Captive Longhole Mining Method For Shallow Dip Veins
G. Drill from captive drifts and ore sill and slash undercut
Sill Overcut
Captive Level
Sill Undercut
Captive Level
Slash
Waste Undercut
45°
25m
24m
12 m
24m
12 m
P&E MINING CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method For Shallow Dip Veins
H. Drill from overcut to captive sill
Sill Overcut
Captive Level
Sill Undercut
Captive Level
Slashed Undercut
45°
25m
24m
12 m
24m
12 m
P&E MINING CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method For Shallow Dip Veins
I. Blast Captive level to waste undercut and muck blasted ore
Sill Overcut
Captive Level
Sill Undercut
Captive Level
Blasted ore
45°
Slashed Undercut
25m
24m
12 m
24m
P&E MINING CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method For Shallow Dip Veins
J. Blast sill undercut to captive level and muck blasted ore
Sill Overcut
Captive Level
Sill Undercut
Blasted ore
45°
Slashed Undercut
25m
24m
12 m
24m
P&E MINING CONSULTANTS INC.
May 2nd 2018


Clearwater Captive Longhole Mining Method For Shallow Dip Veins
K. Backfill bottom stope from Sill undercut
Sill Overcut
Captive Level
Sill Undercut
Backfill
Slashed Undercut
45o
25m
24m
12 m
24m
P&E MINING CONSULTANTS INC.


Clearwater Captive Longhole Mining Method For Shallow Dip Veins
L. Blast and muck top blast from ore sill undercut
Sill Overcut
Blasted ore
Sill Undercut
Backfill
Slashed Undercut
45o
25m
24m
24m
P&E MINING CONSULTANTS INC.